CREDIT AGREEMENT
among
PACIFIC DRILLING S.A.,
as Borrower,

VARIOUS LENDERS
and
CITIBANK, N.A.,
as Administrative Agent

__________________________________
CITIGROUP GLOBAL MARKETS INC.,
STANDARD CHARTERED BANK,
DNB MARKETS, INC.,
and
NORDEA BANK FINLAND PLC, LONDON BRANCH,
as Joint Lead Arrangers,

CITIGROUP GLOBAL MARKETS INC.,
and
STANDARD CHARTERED BANK,
as Joint Bookrunners

and

CITIGROUP GLOBAL MARKETS INC.,
as Syndication Agent
__________________________________
Dated as of October 29, 2014
__________________________________

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-ii-

10.03 Dividends	57
10.04 Indebtedness	57
10.05 Advances, Investments and Loans	59
10.06 Transactions with Affiliates	60
10.07 Maximum Leverage Ratio	61
10.08 Minimum Liquidity	61
10.09 Use of Proceeds	61
10.10 Accounting Changes; Changes in Fiscal year	61
10.11 Certificate of Incorporation, By-Laws and Certain Other Agreements, etc.	61
10.12 Limitation on Certain Restrictions on Subsidiaries	62
10.13 Designating Unrestricted Subsidiaries and Restricted Subsidiaries	63
10.14 Change of Ownership; Reigstry; Class; Management; Legal Names; Type of Organization (and Whether a Registered Organization); Jurisdiction of Organization; etc.	63
10.15 Business	64
10.16 ERISA	64
10.17 Employment of Collateral Rig	64
10.18 Sovereign Immunity	64
10.19 Sanctions Laws and Regulations	64
SECTION 11. Events of Default	65
11.01 Payments	65
11.02 Representations, etc.	65
11.03 Covenants	65
11.04 Default Under Other Agreements	65
11.05 Bankruptcy, etc.	65
11.06 ERISA	66
11.07 Security Documents	66
11.08 Guaranties	66
11.09 Judgments	66
11.10 Change of Control	66
11.11 Credit Documents	66
SECTION 12. The Administrative Agent	66
12.01 Appointment	66
12.02 Nature of Duties	67
12.03 Lack of Reliance on the Administrative Agent	67
12.04 Certain Rights of the Administrative Agent	67
12.05 Reliance	68
12.06 Indemnification	68
12.07 The Administrative Agent in its Individual Capacity	68
12.08 Holders	68
12.09 Resignation by the Administrative Agent	68
12.10 Co-Collateral Agent; Separate Collateral Agent	69
12.11 Other Agents	69
SECTION 13. Miscellaneous	69
13.01 Payment of Expenses, etc.	69
13.02 Right of Setoff	70
13.03 Notices	70
13.04 Benefit of Agreement; Assignments; Participations	71
13.05 No Waiver; Remedies Cumulative	73
13.06 Payments Pro Rata	73
13.07 Calculations; Computations	74

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-iv-

Annex Index

ANNEX I	Commitments
SCHEDULE A	Approved Flag States
SCHEDULE B	Subsidiary Guarantors
SCHEDULE C	Pledge Agreements, Equity-Owning Subsidiaries
SCHEDULE 8.10	Plans
SCHEDULE 8.11	UCC-1 Filing Offices
SCHEDULE 8.12	Capital Stock of Subsidiary Guarantors
SCHEDULE 8.13	Subsidiaries of the Borrower
SCHEDULE 8.16	Legal Name, Type of Organization, Jurisdiction
SCHEDULE 8.21	Insurance
SCHEDULE 10.01	Existing Lien
SCHEDULE 10.04	Existing Indebtedness
SCHEDULE 10.05	Existing Investments

EXHIBIT A	Form of Assignments and Assumption
EXHIBIT B	Form of U.S. Subsidiary Guaranty
EXHIBIT C	Form of U.S. Pledge Agreement
EXHIBIT D	Form of Assignment of Construction Contract
EXHIBIT E	Form of Assignment of Refund Guarantee
EXHIBIT F	Form of Assignment of Insurance Proceeds
EXHIBIT G	Form of Assignment of Earnings
EXHIBIT H	Form of Assignment of Management Agreement
EXHIBIT I	Form of Assignment of Internal Charter
EXHIBIT J	Form of U.S. Security Agreement
EXHIBIT K	Form of Collateral Rig Mortgage
EXHIBIT L	Form of Intercompany Subordination Agreement
EXHIBIT M	Form of Notice of Borrowing
EXHIBIT N	Form of Note
EXHIBIT O	Form of Officer's Certificate

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CREDIT AGREEMENT, dated as of October 29, 2014, among PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), the Lenders party hereto from time to time, and CITIBANK, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”). All capitalized terms used herein and defined in Section 1 are used herein as therein defined.
W I T N E S S E T H:
WHEREAS, the Borrower has requested that the Lenders extend credit to the Borrower in the form of Loans at any time on or after the Effective Date and from time to time prior to the Maturity Date, in an aggregate principal amount of Commitments equal to $500,000,000; and
WHEREAS, subject to and upon the terms and conditions herein set forth, the Lenders are willing to make available to the Borrower the credit facility provided for herein;
NOW, THEREFORE, IT IS AGREED:
SECTION 1. Definitions and Accounting Terms.
1.01 Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
“2013 Indenture” shall mean the Indenture dated as of June 3, 2013, among the Borrower, Deutsche Bank Trust Company Americas, as trustee, and certain Subsidiaries of the Borrower (other than the Subsidiary Guarantors) as guarantors thereunder (with such other guarantors (other than the Subsidiary Guarantors) as may thereafter be added from time to time).
“Acquired Entity or Business” shall mean either (x) the assets constituting a business, division or product line of any Person not already a Restricted Subsidiary of the Borrower or (y) at least 51% of the Capital Stock or other equity interests of any such Person, which Person shall, as a result of such stock acquisition, become a Restricted Subsidiary of the Borrower (or shall be merged with and into the Borrower (so long as the Borrower is the surviving corporation) or a Restricted Subsidiary of the Borrower). For clarity, an Acquired Entity or Business does include the construction of a Rig.
“Administrative Agent” shall have the meaning provided in the first paragraph of this Agreement, and shall include any successor thereto.
“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling (including, but not limited to, all directors and officers of such Person), controlled by, or under direct or indirect common control with, such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power (i) to vote 10% or more of the shares of securities having ordinary voting power for the election of directors (or equivalent governing body) of such Person or (ii) to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting shares of securities, by contract or otherwise; provided, however, that neither the Administrative Agent nor any Affiliate thereof shall be considered an Affiliate of the Borrower or any Subsidiary thereof.
“Agents” shall mean, collectively, the Administrative Agent and the Other Agents.
“Agreement” shall mean this Credit Agreement, as modified, supplemented, amended, restated, extended or renewed from time to time.
“Anti-Corruption Laws” means all laws, rules and regulations of any Governmental Authority with competent jurisdiction over the Borrower or its Subsidiaries from time to time concerning or relating to bribery, money laundering, or corruption, including, without limitation, the United States Foreign Corrupt Practices Act of 1977, as amended from time to time, and the United Kingdom’s Bribery Act 2010, as amended from time to time.
“Applicable Margin” shall mean the corresponding percentages per annum as set forth below based on the Leverage Ratio:

Pricing Level	Leverage Ratio	Commitment Fee	EURODOLLAR +	Base Rate +
I	Less than 2.50 to 1.00	0.50%	1.75%	0.75%
II	Greater than or equal to 2.50 to 1.00, but less than 3.50 to 1.00	0.60%	2.00%	1.00%
III	Greater than or equal to 3.50 to 1.00, but less than 4.50 to 1.00	0.70%	2.25%	1.25%
IV	Greater than or equal to 4.50 to 1.00	0.80%	2.50%	1.50%

The Applicable Margin shall be determined and adjusted quarterly on the date (each a “Calculation Date”) two (2) Business Days after the day on which the Borrower provides the certificate of an Authorized Representative required by Section 9.01(f) for the most recently ended fiscal quarter of the Borrower and shall be determined by reference to the Leverage Ratio as of the last day of the most recently ended fiscal quarter of the Borrower preceding the applicable Calculation Date as reflected in the applicable Authorized Representative’s certificate; provided that (a) the Applicable Margin shall be based on Pricing Level IV (i) for the calculation set forth in Section 3.01(a), until the first Calculation Date occurring after December 31, 2014 and (ii) for all other purposes until the first Calculation Date occurring after the first full fiscal quarter after the Effective Date, and (b) if the Borrower fails to provide the certificate of an Authorized Representative as required by Section 9.01(f) for the most recently ended fiscal quarter of the Borrower preceding the applicable Calculation Date, the Applicable Margin from such Calculation Date shall be based on Pricing Level IV until such time as an appropriate Authorized Representative’s certificate is provided, at which time the Pricing Level shall be determined by reference to the Leverage Ratio as of the last day of the most recently ended fiscal quarter of the Borrower preceding such Calculation Date. The Applicable Margin shall be effective from one Calculation Date until the next Calculation Date. Any adjustment in the Applicable Margin shall be applicable to all Credit Events then existing or subsequently made or issued.

Notwithstanding the foregoing, in the event that any financial statement or Authorized Representative’s certificate delivered pursuant to Section 9.01(a), (b) or (f) is shown to be inaccurate (regardless of whether (i) this Agreement is in effect, (ii) the Commitments are in effect, or (iii) any Loan is outstanding when such inaccuracy is discovered or such financial statement or Authorized Representative’s certificate was delivered), and such inaccuracy, if corrected, would have led to the application of a higher Applicable Margin for any period (an “Applicable Period”) than the Applicable Margin applied for such Applicable Period, then (A) the Borrower shall promptly (but in any event within five (5) Business Days thereafter) deliver to the Administrative Agent a corrected Authorized Representative’s certificate for such Applicable Period, (B) the Applicable Margin for such Applicable Period shall be determined as if the Leverage Ratio in the corrected Authorized Representative’s certificate were applicable for such Applicable Period, and (C) the Borrower shall within such five (5) Business Day period and retroactively be obligated to pay to the Administrative Agent the accrued additional interest and fees owing as a result of such increased Applicable Margin for such Applicable Period, which payment shall be promptly applied by the Administrative Agent in accordance with Section 13.06. Nothing in this paragraph shall limit the rights of the Administrative Agent and Lenders with respect to Sections 2.07(b) and the final paragraph of Section 11 nor any of their other rights under this Agreement. The Borrower’s obligations under this paragraph shall survive the termination of the Total Commitment and the repayment of all other Obligations hereunder.
“Appraised Value” in respect of any Rig means the average of the most recent appraisal reports of two separate Approved Appraisers for such Rig; provided, however, that no appraisal report used in such calculation shall have been delivered more than 12 months prior to the relevant date of determination.
“Approved Appraiser” shall mean RS Platou Shipbrokers AS, Fearnleys Ltd., ODS Petrodata, Pareto Offshore AS, H. Clarksons & Company Limited or such other independent appraisal firm nominated by the Borrower and consented to by the Administrative Agent, such consent not to be unreasonably, withheld, conditioned or delayed.
“Approved Flag State” shall mean any of the following:

(a) each state registry or flag listed in Schedule A; and
(b) any other state registry or flag reasonably acceptable to the Required Lenders.
“Approved Manager” shall mean any direct or indirect Restricted Subsidiary of the Borrower controlled by the Borrower or any of its Restricted Subsidiaries that is appointed and remains manager of the Collateral Rig by the applicable Collateral Vessel-Owning Subsidiary.
“Asset Disposition” means the disposition of any or all of the assets of the Borrower or any Restricted Subsidiary (including, without limitation, any Capital Stock owned thereby) whether by sale, lease, transfer or otherwise, and any issuance of Capital Stock by any Restricted Subsidiary to any Person that is not a Credit Party or any Restricted Subsidiary thereof (other than any issuance of directors’ qualifying shares or of nominal amounts of other Capital Stock that are required to be held by specified Persons under applicable law). The term “Asset Disposition” shall not include (a) the sale of inventory (other than Rigs) in the ordinary course of business, (b) the sale or disposition of obsolete or worn out property, or property that is no longer used or useful in the conduct of the business of the Borrower or any Restricted Subsidiary, (c) the write-off, discount, sale or other disposition of defaulted or past-due receivables and similar obligations in the ordinary course of business and not undertaken as part of an accounts receivable financing transaction, (d) dispositions of Investments in cash and Cash Equivalents, (e) the transfer of assets (other than a Collateral Disposition) to the Borrower or any Restricted Subsidiary, so long as the Collateral and Guaranty Requirements are satisfied after giving effect thereto and such transfer does not result in any Capital Stock in any Collateral Vessel-Owning Subsidiary being directly owned by an Other Facilities Obligor, (f) Dividends permitted under Section 10.03, (g) the transfer or issuance of Capital Stock of a Subsidiary of the Borrower to any Person to the extent necessary or advisable under local law for Rig operations under Drilling Contracts so long as (i) the Collateral and Guaranty Requirements are satisfied after giving effect thereto, (ii) if such Subsidiary is a Restricted Subsidiary, then after giving effect thereto, such Subsidiary remains a Restricted Subsidiary and (iii) such transfer or issuance does not result in any Capital Stock in any Collateral Vessel-Owning Subsidiary being directly owned by an Other Facilities Obligor, and (h) the disposition of any assets in a transaction or series of transactions that generates Net Cash Proceeds not in excess of $10,000,000 or, in the aggregate in any calendar year, $25,000,000.
“Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement substantially in the form of Exhibit A (appropriately completed).
“Assignment of Construction Contract” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Assignment of Earnings” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Assignment of Insurance Proceeds” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Assignment of Internal Charter” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Assignment of Management Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Assignment of Refund Guarantee” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Authorized Representative” shall mean, with respect to (i) delivering Notices of Borrowing and similar notices, any Person or Persons that has or have been authorized by the board of directors of the Borrower to deliver such notices pursuant to this Agreement and that has or have appropriate signature cards on file with the Administrative Agent, (ii) delivering financial information and officer's certificates relating to financial matters pursuant to this Agreement or materials deliverable pursuant to Section 9.07, the chief financial officer, the treasurer or controller of such Person or, if there is no chief financial officer, treasurer or controller of such Person, any other senior executive officer of such Person designated by the president or the board of directors of such Person or such Person’s general partner as being a financial officer authorized to deliver and certify financial information under this Agreement and (iii) any other matter in connection with this Agreement or any other Credit Document, any officer (or a person or persons so designated by any two officers), manager or director of such Person or of such Person’s general partner, if applicable.

“Back-Stop Date” means October 31, 2015 or such later date as is approved by all Lenders.
“Bankruptcy Code” shall have the meaning provided in Section 11.05.
“Base Rate” shall mean, for any day, a rate of interest per annum equal to the highest of (i) the Prime Rate for such day, (ii) the sum of the Federal Funds Rate for such day plus ½ of 1% and (iii) 1% per annum above the Eurodollar Rate for a one-month Interest Period beginning on such date (or if such day is not a Business Day, the immediately preceding Business Day); provided, that in no event shall the Base Rate be less than zero.
“Base Rate Loan” shall mean a Loan that bears interest as provided in Section 2.07(a)(i).
“Borrower” shall have the meaning set forth in the first paragraph of this Agreement.
“Borrowing” shall mean a simultaneous borrowing of Loans of the same Type, and with respect to Eurodollar Rate Loans, with the same Interest Period, from all the Lenders (other than any Lender which has not funded its share of a Borrowing in accordance with this Agreement). It is understood that there may be more than one Borrowing outstanding.
“Builder” shall mean Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing in the Republic of Korea whose registered office is at 34th Floor, Samsung Life Insurance Seocho Tower 1321-15, Seocho-Dong, Seocho-Gu, Seoul, Korea 137-857.
“Business Day” shall mean (i) for all purposes other than as covered by the following clause (ii), any day except Saturday, Sunday and any day which shall be in New York, New York, Houston, Texas, Luxembourg, London, United Kingdom or Oslo, Norway a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close and (ii) with respect to all notices and determinations in connection with, and payments of principal and interest on, Eurodollar Rate Loans, any day which is a Business Day described in clause (i) above and which is also a day for trading by and between banks in U.S. dollar deposits in the London interbank Eurodollar market.
“Capital Stock” shall mean (i) in the case of a corporation or company, corporate stock or shares, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.
“Capitalized Lease Obligations” shall mean, with respect to any Person, all rental obligations of such Person which, under GAAP, are or will be required to be capitalized on the books of such Person, in each case taken at the amount thereof accounted for as indebtedness in accordance with such principles.
“Cash Management Agreement” means any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.
“Cash Equivalents” shall mean (i) securities issued or directly and fully guaranteed or insured by the government of the United States or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition, (ii) certificates of deposit, demand deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500.0 million (or the equivalent thereof in any other currency or currency unit), (iii) marketable general obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (i), (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (ii) above, (v) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings or investments, and, in each case, maturing within one year after the date of acquisition, (vi) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (i) through (v) of this definition, and (vii) in the case of the Borrower or any Restricted Subsidiary of the Borrower organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which such Person is organized or has its principal place of business or conducts business which are similar to the items specified in clauses (i) through (vi) of this definition.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as the same has been amended and may hereafter be amended from time to time, 42 U.S.C. § 9601 et seq.
“Change of Control” shall mean:
(i) any “Person” or “Group” (within the meaning of Sections 13(d) and 14(d) under the Exchange Act, as in effect on the Effective Date), other than QPIL or any Affiliate thereof, is or shall (A) be the “beneficial owner” (as so defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act) or otherwise have obtained ownership or control, directly or indirectly, of 50% or more on a fully diluted basis of the voting and/or economic interest in the Borrower’s Capital Stock; or
(ii) any of the Collateral Vessel-Owning Subsidiaries or the Internal Charterer or the Approved Manager shall cease to be (x) Subsidiaries of the Borrower, or (y) 100% owned directly or indirectly by the Borrower, provided however that ownership shares of the Collateral Vessel-Owning Subsidiaries or Internal Charterer or Approved Manager may be held by other Persons to the extent necessary or advisable under local law for Collateral Rig operations under Drilling Contracts, so long as at all times (A) the Collateral Vessel-Owning Subsidiaries, the Internal Charterer and the Approved Manager shall remain under control of the Borrower, and (B) the Borrower shall own, directly or indirectly, at least 51% of the shares of the Collateral Vessel-Owning Subsidiaries, the Internal Charterer and the Approved Manager.
“Class” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Existing Loans or Extended Loans, when used in reference to any Commitment, refers to whether such Commitment is an Existing Commitment or an Extended Commitment, and when used in reference to any Lender, refers to whether such Lender has a Loan or Commitment with respect to a single class.
“Classification” shall mean the class + 1A1, Ship-shaped Drilling Unit, BIS, E0, DYNPOS-AUTRO, DRILL, CRANE, HELDK-S, F-AM, HIL DP, HIL PMS, COMF-V(2) with the Classification Society (free of all material recommendations and conditions) or other highest classification and no material overdue recommendations or adverse notations available for vessels of the same age and type as the Collateral Rig with its Classification Society or such other classification as the Administrative Agent may, with the authorization of the Required Lenders, agree shall be treated as the Classification of the Collateral Rig for the purposes of the Credit Documents; provided that no change in Classification shall occur without Required Lenders’ prior written consent.
“Classification Society” means DNV GL or such other classification society that is a member of the International Association of Classification Societies (IACS) as the Administrative Agent shall approve (acting on the authorization of the Required Lenders) from time to time.
“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect at the date of this Agreement and (except as otherwise provided) any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.
“Collateral” shall mean all property (whether real or personal) with respect to which any security interests have been granted (or purported to be granted) pursuant to any Security Document, including, without limitation, all Pledge Agreement Collateral, all Security Agreement Collateral, all Construction Contract Collateral, all Refund Guarantee Collateral, all Insurance Collateral, all Earnings Collateral, the Collateral Rig, all Earnings Accounts and all cash and Cash Equivalents at any time delivered as collateral hereunder.
“Collateral Agent” shall mean the Administrative Agent acting as collateral agent, security trustee and mortgagee trustee for the Secured Creditors pursuant to the Security Documents, and shall include its permitted successors and assigns.
“Collateral and Guaranty Requirements” shall mean with respect to the Collateral Rig or each Credit Party, the requirement that:
(i)    (I) each Subsidiary of the Borrower that is required to be a Subsidiary Guarantor in accordance with the definition thereof shall have duly authorized, executed and delivered to the Administrative Agent the U.S. Subsidiary Guaranty, substantially in the form of Exhibit B (as modified, supplemented or amended from time to time, the “U.S. Subsidiary Guaranty”), or a supplement thereto, substantially in the form attached thereto, as applicable, and the U.S. Subsidiary Guaranty shall be in full force and effect, provided that this requirement shall not apply to any Foreign Subsidiary of the Borrower as to which the Administrative Agent shall have determined, based on advice of local counsel, and given written notice of such determination to the Borrower, that it would be preferable to the Secured Creditors for such Foreign Subsidiary not to execute and deliver the U.S. Subsidiary Guaranty, but only to execute and deliver a Foreign Subsidiary Guaranty as contemplated in clause (II) below; or
(II) each Foreign Subsidiary specified in the proviso to clause (I) above shall have duly authorized, executed and delivered a guaranty governed by the laws of the jurisdiction in which such Foreign Subsidiary is organized (any such non-U.S. law governed guaranty to be executed and delivered by a Foreign Subsidiary of the Borrower pursuant to this clause (II), as modified, amended or supplemented from time to time, a “Foreign Subsidiary Guaranty”); provided each Foreign Subsidiary Guaranty shall be prepared by local counsel reasonably satisfactory to the Administrative Agent, shall be in form and substance reasonably satisfactory to the Administrative Agent, and shall conform as nearly as possible (as to the obligations guaranteed and the rights intended to be granted thereunder) to the U.S. Subsidiary Guaranty, taking into account such variations as shall be necessary or desirable under applicable local law as reasonably determined by the Administrative Agent. Schedule B sets forth a list of all Subsidiaries of the Borrower which shall have executed and delivered a Subsidiary Guaranty on or prior to the Effective Date;
(ii)    (I) each Equity-Owning Subsidiary shall have duly authorized, executed and delivered the U.S. Pledge Agreement substantially in the form of Exhibit C (as modified, supplemented or amended from time to time, the “U.S. Pledge Agreement”) or a supplement thereto, substantially in the form attached thereto, pursuant to which all of the Capital Stock of any Collateral Vessel-Owning Subsidiary owned by such Equity-Owning Subsidiary shall have been pledged to secure the Secured Obligations, and such Equity-Owning Subsidiary shall have (A) delivered to the Collateral Agent, as pledgee, if applicable, all the Pledged Securities and other Pledge Agreement Collateral referred to therein, together with executed and undated stock powers in the case of capital stock constituting Pledged Securities and (B) otherwise complied with all of the requirements set forth in the U.S. Pledge Agreement and (y) duly authorized, executed and delivered any other related documentation necessary or advisable as reasonably determined by the Administrative Agent to perfect the Lien on the Pledge Agreement Collateral referred to therein in the respective jurisdictions of formation or of the chief executive office, as the case may be, of such Equity-Owning Subsidiary, or as otherwise provided by applicable law, and the U.S. Pledge Agreement shall be in full force and effect provided that this requirement shall not apply to any Foreign Equity-Owning Subsidiary as to which the Administrative Agent reasonably determines, based on advice of local counsel, and gives written notice of such determination to the Borrower, that it would be preferable to the Secured Creditors for such Foreign Equity-Owning Subsidiary not to execute and deliver the U.S. Pledge Agreement, but only to execute and deliver one or more Foreign Pledge Agreements as contemplated in clause (II) below; and
(II) (A) each Foreign Equity-Owning Subsidiary specified in the proviso in clause (I) above and (B) each Equity-Owning Subsidiary (whether or not a Foreign Equity-Owning Subsidiary) that shall own Capital Stock in one or more Collateral Vessel-Owning Subsidiaries organized under the laws of a jurisdiction other than the jurisdiction of organization of such Equity-Owning Subsidiary (and either such Equity-Owning Subsidiary or such Collateral Vessel-Owning Subsidiary is a Foreign Subsidiary), shall have authorized, executed and delivered a pledge agreement or agreements governed by the laws of the jurisdiction where such Equity-Owning Subsidiary and/or such Collateral Vessel-Owning Subsidiary is organized, if (in the case of (A) and (B)) the Administrative Agent determines (based on advice of local counsel), and gives written notice to the Borrower of such determination, that it would be in the interests of the Secured Creditors that such Equity-Owning Subsidiary and/or such Collateral Vessel-Owning Subsidiary authorize, execute and deliver additional pledge agreements governed by the laws of such non-U.S. jurisdictions (each such non-U.S. law governed pledge agreement to be executed and delivered by one or more Credit Parties pursuant to this clause (II), as modified, amended or supplemented from time to time, a “Foreign Pledge Agreement” and, collectively, the “Foreign Pledge Agreements”); provided that (a) each such Foreign Pledge Agreement shall be prepared by local counsel, shall be in form and substance reasonably satisfactory to the Administrative Agent, and shall conform as nearly as possible (as to the obligations secured thereby and the rights intended to be granted thereunder) to the U.S. Pledge Agreement, taking into account such variations as shall be necessary or desirable under applicable local law as reasonably determined by the Administrative Agent and (b) in connection with the execution and delivery of any such Foreign Pledge Agreement, the respective Credit Parties shall have taken such actions as may be necessary or desirable under local law (as advised by local counsel) to create, effect, perfect, preserve, maintain and protect the security interests granted (or purported to be granted) thereby as reasonably determined by the Administrative Agent. The U.S. Pledge Agreement and each Foreign Pledge Agreement, listed on Section A of Schedule C shall be in full force and effect on or prior to the Effective Date. Section B of Schedule C sets forth a list of each Person who shall be an Equity-Owning Subsidiary as of the Effective Date;
In the case of each applicable Pledge Agreement, the Administrative Agent shall have received evidence that all other actions necessary or, in the reasonable opinion of the Administrative Agent desirable, to perfect and protect the security interests purported to be created by such Pledge Agreement have been taken;

(iii)    for the period prior to the Zonda Mortgage Date, the Collateral Agent shall have received duly authorized, executed and delivered (x) an Assignment of Construction Contract from each Collateral Vessel-Owning Subsidiary substantially in the form of Exhibit D (each, as amended, modified or supplemented from time to time, an “Assignment of Construction Contract” and, together with any additional assignment of Construction Contract executed and delivered pursuant to Section 9.09(c), the “Assignments of Construction Contract”) covering all of such Collateral Vessel-Owning Subsidiary’s rights under the Construction Contract, together with appropriate notices to (and evidence documenting that such notices have been sent to the Builder) and, to the extent obtainable by the Collateral Vessel-Owning Subsidiaries using commercially reasonable efforts, acknowledgment of the Builder relating thereto, and each Assignment of Construction Contract shall be in full force and effect, and (y) an Assignment of Refund Guarantee from each Collateral Vessel-Owning Subsidiary substantially in the form of Exhibit E (each, as amended, modified or supplemented from time to time, an “Assignment of Refund Guarantee” and, together with any additional Assignment of Refund Guarantee executed and delivered pursuant to Section 9.09(c), the “Assignments of Refund Guarantee”) covering all of such Collateral Vessel-Owning Subsidiary's rights in respect of the Refund Guarantee(s) relating to the Construction Contract, together with appropriate notices to (and evidence documenting that such notices have been sent to the Refund Guarantor) and, to the extent obtainable by the Collateral Vessel-Owning Subsidiaries using commercially reasonable efforts, acknowledgment of the Refund Guarantor relating thereto, and each Assignment of Refund Guarantee shall be in full force and effect;
(iv)    for the period beginning upon the Zonda Mortgage Date and thereafter, the Collateral Agent shall have received duly authorized, executed and delivered, with respect to the Collateral Rig, (v) an Assignment of Insurance Proceeds from each Collateral Vessel-Owning Subsidiary and each Internal Charterer substantially in the form of Exhibit F (each, as amended, modified or supplemented from time to time, an “Assignment of Insurance Proceeds” and, together with any additional assignment of insurance proceeds executed and delivered pursuant to Section 9.09(c), the “Assignments of Insurance Proceeds”) covering all of such Credit Party’s present and future Insurance Collateral, and each Assignment of Insurance Proceeds shall be in full force and effect, (w) an Assignment of Earnings from each Collateral Vessel-Owning Subsidiary and each Internal Charterer in the form of Exhibit G (each, as amended, modified or supplemented from time to time, together with any additional assignment of earnings executed and delivered pursuant to Section 9.09(c) an “Assignment of Earnings”), covering all Earnings Collateral, and each Assignment of Earnings shall be in full force and effect, (x) a control agreement with respect to each Earnings Account, and such control agreements shall be in full force and effect, (y) if a Management Agreement has been entered into with respect to the Collateral Rig, an Assignment of Management Agreement substantially in the form of Exhibit H (each, as amended, modified or supplemented from time to time, an “Assignment of Management Agreement” and, together with any additional Assignments of Management Agreement executed and delivered pursuant to Section 9.09(c), the “Assignments of Management Agreement”) covering the relevant Collateral Vessel-Owning Subsidiary’s rights therein and executed by such Collateral Vessel-Owning Subsidiary and by the initial Approved Manager or any replacement thereof or any sub-management agreement, together with appropriate notices and acknowledgements thereof, and a copy of such Management Agreement (certified by an Authorized Representative of the Borrower as true, correct and complete) and (z) if an Internal Charter has been entered into with respect to the Collateral Rig, an Assignment of Internal Charter substantially in the form of Exhibit I (each, as amended, modified or supplemented from time to time, an “Assignment of Internal Charter” and, together with any additional Assignments of Internal Charter executed and delivered pursuant to Section 9.09(c), the “Assignments of Internal Charter”) covering the internal charter and the Earnings in connection therewith, together with appropriate notices and acknowledgments thereof, and a copy of such Internal Charter (certified by an Authorized Representative of the Borrower as true, correct and complete);
(v)    the Subsidiary Guarantors (other than the Equity-Owning Subsidiaries) each shall have duly authorized, executed and delivered a Security Agreement in the form of Exhibit J (each, as amended, modified or supplemented from time to time, a “U.S. Security Agreement” and, together with any additional security agreements executed and delivered pursuant to Section 9.09(c), the “U.S. Security Agreements”), and each U.S. Security Agreement shall be in full force and effect;
(vi)    the Credit Parties, other than the Borrower, shall have delivered (a) financing statements (Form UCC-1) in proper form for filing under the UCC or in other appropriate filing offices of each jurisdiction as may be necessary, or in the reasonable opinion of the Administrative Agent desirable, to perfect the security interests purported to be created by the Pledge Agreements, the Assignments of Construction Contract, the Assignments of Refund Guarantee, Assignments of Earnings, the Assignments of Insurance Proceeds and the U.S. Security Agreements, as applicable, (b) certified copies of requests for information or copies (Form UCC-11), or equivalent reports as of a recent date, listing all effective financing statements that name any Credit Party as debtor and that are filed in Washington D.C. and any other relevant jurisdiction, together with copies of such other financing statements (none of which (other than in respect of Permitted Liens) shall cover the Collateral unless the Administrative Agent shall have received Form UCC-3 Termination Statements (or such other termination statements as shall be required by local law) fully completed for filing if required by applicable laws in respect thereof) and (c) in the case of the Pledge Agreements, evidence that all other actions necessary or, in the reasonable opinion of the Administrative Agent desirable, to perfect and protect the security interests purported to be created by the respective Pledge Agreement have been taken;
(vii)    for the period beginning upon the Zonda Mortgage Date and thereafter, each Collateral Vessel-Owning Subsidiary shall have duly authorized, executed and delivered, with respect to the Collateral Rig, a first preferred mortgage in form for filing in the appropriate rig registry (as modified, amended or supplemented from time to time in accordance with the terms thereof and hereof, a “Collateral Rig Mortgage” and, together with any additional collateral rig mortgages executed and delivered pursuant to Section 9.09(c), the “Collateral Rig Mortgages”), substantially in the form of Exhibit K, with respect to the Collateral Rig, and such Collateral Rig Mortgage shall be effective upon filing to create in favor of the Collateral Agent, for the benefit of the Secured Creditors, a legal, valid and enforceable first preferred ship mortgage on, and Lien upon, the Collateral Rig, subject only to Permitted Liens, and each Collateral Rig Mortgage shall be in full force and effect;
(viii)    all filings, deliveries of instruments, legal opinions, and other actions necessary or desirable in the reasonable opinion of the Administrative Agent to perfect and preserve the security interests described in clauses (ii) through (vii) above shall have been duly effected and the Collateral Agent shall have received evidence thereof in form and substance reasonably satisfactory to the Administrative Agent; and
(viii)    for the period beginning upon the Zonda Mortgage Date and thereafter, the Administrative Agent shall have received each of the following:
(a)    certificates of ownership from appropriate authorities (i) showing (or confirmation updating previously reviewed certificates and indicating) the registered ownership of the Collateral Rig in the name of the relevant Collateral Vessel-Owning Subsidiary; and (ii) indicating no record liens other than Permitted Liens; and
(b)    a class certificate from the Classification Society indicating that the Collateral Rig meets the criteria specified in Section 8.22(c) (or if such class certificate is not yet available, an interim class certificate containing such indication); and
(c)    if applicable, certified copies of all ISM Code and ISPS Code documentation for the Collateral Rig; and
(d)    a certificate or letter of undertaking from the Borrower’s marine insurance brokers, in form and scope reasonably satisfactory to the Administrative Agent, certifying that the insurance maintained by the Credit Parties in respect of the Collateral Rig (i) is placed with such insurance companies and/or underwriters and/or clubs, in such amounts, against such risks, and in such form, as are customarily insured against by companies operating in the offshore drilling industry for the protection of the Collateral Agent and/or the Lenders as secured party and mortgagee and (ii) include, without limitation, the Required Insurance as set out in Schedule 8.21.
“Collateral Disposition” shall mean (i) the sale, lease, transfer or other disposition of the Collateral Rig (it being understood that a Drilling Contract is not a Collateral Disposition) or any rights in respect of the Construction Contract or any rights in respect of the Refund Guarantee by the Borrower or any of its Restricted Subsidiaries to any Person other than (A) a Credit Party or (B) an entity that is not an Other Facilities Obligor and that becomes a Credit Party upon such sale, lease, transfer or other disposition, or (ii) any Event of Loss in respect of the Collateral Rig.
“Collateral Rig” shall mean the Pacific Zonda.
“Collateral Rig Mortgages” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Collateral Vessel-Owning Subsidiary” shall mean, (i) prior to the Delivery Date, Pacific Drilling VIII Limited and any other Subsidiary of the Borrower that has rights in respect of the Collateral Rig pursuant to the Construction Contract or rights in respect of any Refund Guarantee, and (ii) from and after the Delivery Date, each of the Borrower’s Subsidiaries that has an ownership interest in the Collateral Rig.

“Commitment” shall mean, for each Lender, the amount set forth opposite such Lender’s name in Annex I directly below the column entitled “Commitment,” as the same may be (x) reduced from time to time or terminated pursuant to Sections 3.02, 3.03 and/or 11, as applicable or (y) adjusted from time to time as a result of assignments to or from such Lender pursuant to Section 2.12 or 13.04(b).
“Commitment Fee” shall have the meaning provided in Section 3.01(a).
“Commodity Exchange Act” shall mean the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Communications” shall have the meaning provided in Section 13.03(d)(ii).
“Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period, without duplication of amounts included in or excluded from (as applicable) the calculation of Consolidated Net Income, (i) before deducting therefrom any provision for taxes based on income that were included in arriving at Consolidated Net Income for such period, (ii) before deducting therefrom any interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments whether paid, payable or capitalized by the Borrower or any of its Restricted Subsidiaries (calculated on a consolidating basis) in respect of that specified period, (iii) before deducting any amount attributable to the amortization, depreciation or impairment of assets of the Borrower or any of its Restricted Subsidiaries (and taking no account of the reversal of any previous impairment charge made in that specified period), (iv) not including any accrued interest owing to the Borrower or any of its Restricted Subsidiaries, (v) before taking into account any exceptional items, (vi) after deducting the amount of any profit (or adding back the amount of any loss) of the Borrower or any of its Restricted Subsidiaries that is attributable to minority interests, (vii) before taking into account any unrealized gains or losses on any financial instrument (other than any derivative instrument that is accounted for on a hedge accounting basis), (viii) before taking into account any gain arising from an upward revaluation of any other asset at any time, in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining Consolidated Net Income before taxation; it being understood that in determining the Leverage Ratio only, Consolidated EBITDA for any period shall be calculated on a pro forma basis to give effect to (i) any Acquired Entity or Business acquired during such period and not subsequently sold or otherwise disposed of by the Borrower or any of its Restricted Subsidiaries during such period and (ii) any Significant Disposition by the Borrower or any of its Restricted Subsidiaries during such period.
“Consolidated Net Debt” shall mean, as to the Borrower and its Restricted Subsidiaries on a consolidated basis, as at any date of determination, without duplication, the sum of (I) all Indebtedness reflected on the consolidated balance sheet of the Borrower but excluding (x) Indebtedness of the type described in clause (d) of the definition thereof, (y) temporary importation bonds relating to the Collateral Rig or such vessels owned or operated by the Borrower or its Restricted Subsidiaries and (z) undrawn Commitments under this Agreement and undrawn commitments under the Existing Revolving Credit Agreement, (II) obligations under any operating lease, (III) any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent, (IV) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument, (V) the amount of any liability in respect of any lease or hire purchase contract that, in accordance with GAAP, would be treated as indebtedness under a finance or capital lease, (VI) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis), (VII) the amount of any liability in respect of any purchase price for assets or services the payment of which is deferred for a period in excess of ninety (90) days in order to raise finance or to finance the acquisition of those assets or services, (VIII) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing, (IX) the net amount due under any Interest Rate Protection Agreement or Other Hedging Agreement (provided that, when calculating the value of any derivative transaction, the marked to market value shall not be taken into account until such time as the relevant derivative transaction is terminated), (X) any counter-indemnity obligation in respect of amounts already paid under a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial or other institution; and (XI) the amount of any liability (without duplication) in respect of any guarantee or indemnity for any of the items referred to in paragraphs (II) to (X) of this definition; provided that, (i) in determining compliance with Section 10.07 only, and in any event, at the date of such determination of Consolidated Net Debt, the amount of unrestricted cash and Cash Equivalents held by the Borrower and its Restricted Subsidiaries at such time and restricted cash or Cash Equivalents held as collateral for any Indebtedness described above at such time shall be deducted from the calculation of Consolidated Net Debt and (ii) prior to September 30, 2015, Consolidated Net Debt shall not include Indebtedness incurred pursuant to the SSCF.
“Consolidated Net Income” shall mean, for any period, the net income (or loss) of the Borrower and its Restricted Subsidiaries for such period, determined on a consolidated basis (after any deduction for minority interests), provided that (i) in determining Consolidated Net Income, the net income of any other Person which is not a Restricted Subsidiary of the Borrower or is accounted for by the Borrower by the equity method of accounting shall be included only to the extent of the payment of cash dividends or cash distributions by such other Person to the Borrower or a Restricted Subsidiary thereof during such period, (ii)

the net income of any Restricted Subsidiary of the Borrower shall be excluded to the extent that the declaration or payment of cash dividends or similar cash distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted by operation of its charter or any agreement, instrument or law applicable to such Restricted Subsidiary and (iii) the net income (or loss) of any other Person acquired by the Borrower or a Restricted Subsidiary of the Borrower in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded.
“Consolidated Net Tangible Assets” as of any date of determination, means the consolidated total assets of the Borrower and the Restricted Subsidiaries determined in accordance with GAAP, less the sum of:
(1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined); and
(2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangible assets in accordance with GAAP.
“Construction Contract” shall mean the fixed price, turn key, date certain Contract for Construction and Sale of a Drillship (Hull No. 2075), dated January 25, 2013, by and between Pacific Drilling VIII Limited, as buyer, and the Builder, for the construction of one (1) dynamically positioned deepwater drillship.
“Construction Contract Collateral” shall mean, collectively, all “Assigned Collateral” as defined in each Assignment of Construction Contract.
“Conversion,” “Convert” and “Converted” each refer to a conversion of Loans of one Type into Loans of the other Type pursuant to Section 2.07(d), 2.08 or 2.09.
“Credit Documents” shall mean this Agreement, each Note, the Extension Amendment, each Security Document, each Subsidiary Guaranty, each Pledge Agreement, each Fee Letter, the Intercompany Subordination Agreement, and, after the execution and delivery thereof, each additional guaranty or additional security document executed pursuant to Section 9.09, 9.11 or 10.14 and any amendments and waivers to any of the foregoing.
“Credit Event” shall mean the making of any Loan.
“Credit Parties” shall mean, collectively, the Borrower and each Subsidiary Guarantor.
“Debt Issuance” means the issuance of any Indebtedness by any Credit Party or any of its Restricted Subsidiaries.
“Default” shall mean any event, act or condition which with notice or lapse of time, or both, would constitute an Event of Default.
“Defaulting Lender” shall mean at any time, subject to Section 2.13(c), (i) any Lender that has failed for two or more Business Days to comply with its obligations under this Agreement to make a Loan or make any other payment due hereunder (each, a “funding obligation”), unless such Lender has notified the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding has not been satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing), (ii) any Lender that has notified the Administrative Agent and the Borrower in writing, or has stated publicly, that it does not intend to comply with its funding obligations hereunder, unless such writing or statement states that such position is based on such Lender’s determination that one or more conditions precedent to funding cannot be satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing or public statement), (iii) any Lender that has defaulted on its funding obligations under any other material loan agreement or credit agreement or other similar/other financing agreement, (iv) any Lender that has, for three or more Business Days after written request of the Administrative Agent or the Borrower, failed to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender will cease to be a Defaulting Lender pursuant to this clause (iv) upon the Administrative Agent’s and the Borrower’s receipt of such written confirmation), or (v) any Lender with respect to which a Lender Insolvency Event has occurred and is continuing with respect to such Lender or its Parent Company. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any of clauses (i) through (v) above will be conclusive and binding absent manifest error, and such Lender will be deemed to be a Defaulting Lender (subject to Section 2.13(c)) upon notification of such determination by the Administrative Agent to the Borrower and the Lenders.

“Delivery Date” shall mean the date of the actual unconditional delivery by the Builder of the Collateral Rig to Pacific Drilling VIII Limited or another Collateral Vessel-Owning Subsidiary in accordance with the terms of the Construction Contract and as evidenced by a protocol of delivery and acceptance executed by Pacific Drilling VIII Limited or another Collateral Vessel-Owning Subsidiary and the Builder.
“Dividend” shall mean, with respect to any Person, that such Person has declared or paid a dividend, distribution or returned any equity capital to its stockholders, partners or members or authorized or made any other distribution, payment or delivery of property (other than common equity of such Person) or cash to its stockholders, partners or members as such, or redeemed, retired, purchased or otherwise acquired, directly or indirectly, for a consideration (other than common equity of such Person) any shares of any class of its Capital Stock or any partnership or membership interests outstanding on or after the Effective Date (or any options or warrants issued by such Person with respect to its Capital Stock or other equity interests), or set aside any funds for any of the foregoing purposes, or shall have permitted any of its Subsidiaries to purchase or otherwise acquire for a consideration (other than common equity of such Person) any shares of any class of the Capital Stock of, or other equity interests in, such Person outstanding on or after the Effective Date (or any options or warrants issued by such Person with respect to its Capital Stock or other equity interests). Without limiting the foregoing, “Dividends” with respect to any Person shall also include all payments made or required to be made (other than common equity of such Person) by such Person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans or setting aside of any funds for the foregoing purposes.
“Dollars” and the sign “$” shall each mean lawful money of the United States.
“Domestic Subsidiary” shall mean, as to any Person, each Subsidiary of such Person that is organized under the laws of the United States, any state thereof or the District of Columbia.
“Drilling Contract” shall mean any charterparty, pool agreement or drilling contract in respect of the Collateral Rig or other contract for use of the Collateral Rig.
“Earnings” shall mean (i) all freight, hire and passage moneys payable to the Borrower or any of its Subsidiaries as a consequence of the operation of the Collateral Rig, including without limitation such payments under any Drilling Contract, (ii) any claim under any guarantee in respect of any Drilling Contract or otherwise related to freight, hire or passage moneys, in each case payable to the Borrower or any of its Subsidiaries as a consequence of the operation of the Collateral Rig; (iii) compensation payable to the Borrower or any of its Subsidiaries in the event of any requisition of the Collateral Rig; (iv) remuneration for salvage, towage and other services performed by the Collateral Rig and payable to the Borrower or any of its Subsidiaries; (v) demurrage and retention money receivable by the Borrower or any of its Subsidiaries in relation to the Collateral Rig; (vi) all moneys which are at any time payable under the insurances in respect of loss of Earnings; (vii) if and whenever the Collateral Rig is employed on terms whereby any moneys falling within (i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Collateral Rig; and (viii) other money whatsoever due or to become due to any of the Borrower or any of its Subsidiaries in relation to the operation of the Collateral Rig.

“Earnings Accounts” shall mean, collectively, all deposit and/or security accounts into which any Earnings are directly deposited (other than Earnings payable to or for the account of a Local Content Subsidiary).
“Earnings Collateral” shall mean, collectively, all “Collateral” as defined in each Assignment of Earnings.
“Effective Date” shall have the meaning provided in the first paragraph of Section 5.
“Eligible Transferee” shall mean and include a commercial bank, an insurance company, a finance company, a financial institution, an institutional lender, any fund that invests in loans or any other “accredited investor” (as defined in Regulation D of the Securities Act); provided that neither the Borrower nor any of its Affiliates shall be an Eligible Transferee at any time.
“Environmental Claims” shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, Liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereafter, “Claims”), including, (a) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response or remedial actions or damages pursuant to any Environmental Law, and (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief arising out of alleged injury or threat of injury to health, safety or the environment to the extent due to the Release of or exposure to Hazardous Materials.

“Environmental Law” shall mean any applicable federal, state, foreign, national, international or local statute, law, rule, regulation, ordinance, code, convention, legally binding and enforceable guideline or written policy, and rule of common law now or hereafter in effect and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, to the extent binding on the Borrower or any of its Subsidiaries, relating to the environment, employee health and safety or Hazardous Materials, including CERCLA; OPA; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq. (to the extent it regulates occupational exposure to Hazardous Materials); and any state and local or foreign counterparts or equivalents, in each case as amended from time to time.
“Equity-Owning Subsidiaries” shall mean each direct and indirect Subsidiary of the Borrower that is now, or that hereafter becomes, a direct owner of any Capital Stock in any Collateral Vessel-Owning Subsidiary.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the date of this Agreement and any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.
“ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) which together with the Borrower or a Domestic Subsidiary of the Borrower would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“EU Savings Directive” means the European Council Directive 2003/48/EC of 3 June 2003 and European Council Directive 2014/48/EU of 24 March 2014 on the taxation of savings income, or any other European directive implementing the conclusions of the ECOFIN Council of 26-27 November 2000 on the taxation of savings income as amended from time to time.
“Eurodollar Rate” shall mean with respect to each Interest Period for any Eurodollar Rate Loan, a rate of interest per annum equal to (a) the offered rate (rounded upward to the nearest 1/16 of one percent) for deposits of Dollars for a period equivalent to such period at or about 11:00 A.M. (London time) on the Interest Determination Date for such Interest Period as is displayed on Reuters LIBOR01 Page (or such other service as may be nominated by the Intercontinental Exchange Benchmark Administration Ltd (or any other Person that takes over the administration of such rate for Dollars) as the information vendor for displaying the London Interbank Offered Rates of major banks in the London Interbank Market) (the “Screen Rate”), provided that if on such Interest Determination Date no such rate is so displayed, the Eurodollar Rate for such period shall be the arithmetic average (rounded upward to the nearest 1/16th of 1%) of the rates quoted to the Administrative Agent by the Reference Banks for deposits of Dollars in an amount approximately equal to the amount in relation to which the Eurodollar Rate is to be determined for a period equivalent to such applicable Interest Period in the London interbank Eurodollar market at or about 11:00 A.M. (London time) on such Interest Determination Date, in each case divided (and rounded upward to the nearest 1/16 of 1%) by (b) a percentage equal to 100% minus the then stated maximum rate of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves required by applicable law) applicable to any member bank of the Federal Reserve System in respect of Eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D); provided, that in no event shall the Eurodollar Rate be less than zero.
“Eurodollar Rate Loan” shall mean a Loan that bears interest as provided in Section 2.07(a)(ii).
“Event of Default” shall have the meaning provided in Section 11.
“Event of Loss” shall mean any of the following events: (x) the actual or constructive total loss of the Collateral Rig or the agreed or compromised total loss of the Collateral Rig; or (y) the capture, condemnation, confiscation, requisition, purchase, seizure or forfeiture of, or any taking of title to, the Collateral Rig. An Event of Loss shall be deemed to have occurred (i) in the event of an actual loss of the Collateral Rig, at the time and on the date of such loss or if that is not known at noon Greenwich Mean Time on the date which the Collateral Rig was last heard from; (ii) in the event of damage which results in a constructive or compromised or arranged total loss of the Collateral Rig, at the time and on the date of the event giving rise to such damage; or (iii) in the case of an event referred to in clause (y) above, at the time and on the date on which such event is expressed to take effect by the Person making the same.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as in effect on the Effective Date.
“Excluded Swap Obligations” means, with respect to any Credit Party, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Credit Party of, or the grant by such Credit Party of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such

Credit Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of such Credit Party or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.
“Excluded Taxes” shall mean any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, branch profits Taxes and net wealth Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, a resident for tax purposes in by reason of maintaining a fixed place of business in, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, Luxembourg withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.12) or (ii) such Lender changes its lending office (other than pursuant to Section 2.11), except in each case to the extent that, pursuant to Section 4.04, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 4.04(g), (d) Taxes required by virtue of (i) the EU Savings Directive; (ii) the Luxembourg laws of 21 June 2005 implementing the EU Savings Directive and several bilateral agreements concluded with certain dependant or associated territories of the European Union; or (iii) the Luxembourg law of 23 December 2005 and (e) any U.S. federal withholding Taxes imposed under FATCA.
“Existing Class” shall have the meaning provided in Section 2.14.
“Existing Commitment” shall have the meaning provided in Section 2.14.
“Existing Loans” shall have the meaning provided in Section 2.14.
“Existing Indebtedness” shall have the meaning provided in Section 10.04(iii).
“Existing Revolving Credit Agreement” shall mean that certain Credit Agreement, dated as of June 3, 2013, as amended by the First Amendment to Credit Agreement, dated as of October 30, 2013, as further amended by the Second Amendment and Limited Waiver to Credit Agreement, dated as of March 28, 2014, and as further amended by the Third Amendment to Credit Agreement, dated as of July 30, 2014, among, the Borrower, as borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent.
“Extended Commitments” shall have the meaning provided in Section 2.14.
“Extended Loans” shall have the meaning provided in Section 2.14.
“Extending Lender” shall have the meaning provided in Section 2.14.
“Extension Amendment” shall have the meaning provided in Section 2.14.
“Extension Date” shall have the meaning provided in Section 2.14.
“Extension Election” shall have the meaning provided in Section 2.14.
“Extension Request” shall have the meaning provided in Section 2.14.
“FATCA” shall mean Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into between the United States and another jurisdiction in connection with the implementation of such Sections of the Code and any fiscal or regulatory legislation, rules or practices officially adopted by a Governmental Authority pursuant to such intergovernmental agreement.

“Federal Funds Rate” shall mean, for any period, a fluctuating interest rate equal for each day during such period to the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.
“Fee Letters” shall mean each of (a) the active lead arranger fee letter agreement, dated as of September 19, 2014, between the Borrower and Citigroup Global Markets Inc., (b) the fee letter agreement, dated as of September 19, 2014, between the Borrower and Standard Chartered Bank, (c) the fee letter agreement, dated as of September 19, 2014, between the Borrower, DNB Markets, Inc. and DNB Capital LLC, (d) the fee letter agreement, dated as of September 19, 2014, between the Borrower and Nordea Bank Finland plc, London Branch and (e) the administrative agent fee letter agreement, dated as of dated as of September 19, 2014, between the Borrower and Citigroup Global Markets Inc.
“Fees” shall mean all amounts payable pursuant to or referred to in Section 3.01.
“Foreign Equity-Owning Subsidiary” shall mean any Equity-Owning Subsidiary that is then a Foreign Subsidiary.
“Foreign Pension Plan” shall mean any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States of America by the Borrower or any one or more of its Restricted Subsidiaries primarily for the benefit of employees of the Borrower or such Restricted Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement, or payments to be made on termination of employment, and which plan is not subject to ERISA or the Code.
“Foreign Pledge Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Foreign Subsidiary Guaranty” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Foreign Subsidiary” shall mean, as to any Person, each Subsidiary of such Person which is not a Domestic Subsidiary.
“GAAP” shall mean generally accepted accounting principles in the United States consistently applied in accordance with Section 13.07(a).
“Governmental Authority” means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).
“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, ureaformaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas, (b) any chemicals, materials or substances regulated as “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Law, and (c) any other chemical, material or substance, exposure to which is regulated by any Governmental Authority under Environmental Laws.
“Hedging Agreements” shall mean, Interest Rate Protection Agreements and Other Hedging Agreements, collectively.
“Inactive Subsidiary” shall mean, at any time, each Restricted Subsidiary of the Borrower which (i) is not a Collateral Vessel-Owning Subsidiary, an Equity-Owning Subsidiary or an Internal Charterer, (ii) does not own assets with an aggregate fair market value (as determined in good faith by the management of the Borrower) in excess of $1,000,000 and (iii) which at such time is inactive (i.e., does not conduct any business).
“Indebtedness” shall mean, as to any Person, at any date, without duplication, (a) all indebtedness of such Person for borrowed money (other than current trade liabilities, customer advances and customer deposits incurred in the ordinary course of business and payable in accordance with customary practices) or which is evidenced by a note, bond, debenture or similar instrument, (b) the portion of the obligations of such Person under Capitalized Lease Obligations included as indebtedness on the balance sheet of such Person in accordance with GAAP, (c) the portion of the obligations of such Person in respect of acceptances issued or created for the account of such Person included as indebtedness on the balance sheet of such Person in accordance with GAAP, (d) all obligations of such Person in respect of Hedging Agreements, valued at the mark-to-market value of such Hedging Agreements, which will be the unrealized loss (calculated on a net basis) on such Hedging Agreements to such Person determined as the amount, if any, by which (i) the present value of the future cash flows to be paid by such Person pursuant to such Hedging Agreements exceeds (ii) the present value of the future cash flows to be received by such Person pursuant to such Hedging Agreements, (e) all reimbursement or counter indemnity obligations of such Person in respect of amounts already paid under letters of credit, guarantees or similar instruments backing another Person's obligations of the types described in the foregoing clauses (a), (b), (c) and (d) of this definition, (f) all Indebtedness of the types described in the foregoing clauses (a), (b), (c), (d) and (e) of this definition secured by any Lien on any property owned by such Person, whether or not such Indebtedness has been assumed by such Person (provided that if the Person has not assumed or otherwise become liable in respect of such Indebtedness, such Indebtedness shall be deemed to be in an amount equal to the fair market value of the property to which such Lien relates as determined in good faith by such Person) and (g) the aggregate Non-Qualified Partnership Liabilities of such Person.
“Indemnified Party” shall have the meaning provided in Section 13.01.
“Indemnified Taxes” shall mean (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Credit Document and (b) to the extent not otherwise described in (a), Other Taxes.
“Initial Maturity Date” shall mean the fifth anniversary of the Delivery Date (or if such date is not a Business Day, the first succeeding Business Day thereafter).
“Insurance Collateral” shall mean, collectively, all “Insurance Proceeds” as defined in each Assignment of Insurance Proceeds.
“Intercompany Loan” shall have the meaning provided in Section 10.05(vii).
“Intercompany Subordination Agreement” shall mean an agreement in the form of Exhibit L entered into between the obligor and obligee in respect of any loan, advance or other extension of credit (including, without limitation, pursuant to guarantees thereof or security thereof) which are made to a Credit Party by any Subsidiary of the Borrower that is not a Credit Party pursuant to which such loans, advances and other extensions of credit are subordinated to the Secured Obligations.
“Interest Determination Date” shall mean, with respect to any Eurodollar Rate Loan, the second Business Day prior to the commencement of any Interest Period relating to such Loan.
“Interest Period” shall mean, for each Eurodollar Rate Loan comprising part of the same Borrowing, the period commencing on the date of such Eurodollar Rate Loan or the date of the Conversion of any Base Rate Loan into such Eurodollar Rate Loan, and ending on the last day of the period selected by the Borrower pursuant to the provisions below and, thereafter, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period selected by the Borrower pursuant to the provisions below. The duration of each such Interest Period shall be one-, two-, three- or six-months (or such other period that is twelve months or less, if requested by the Borrower and consented to by the Administrative Agent and all the Lenders), as the Borrower may, upon notice received by the Administrative Agent not later than 9:00 a.m. (New York City time) on the third Business Day prior to the first day of such Interest Period, select; provided, however, that:
(i)    if the Borrower fails to select an Interest Period, then that Interest Period will be three months;
(ii)     all Eurodollar Rate Loans comprising a Borrowing shall at all times have the same Interest Period;
(iii)    if any Interest Period for a Eurodollar Rate Loan begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of such calendar month;
(iv)    if any Interest Period would otherwise expire on a day which is not a Business Day, such Interest Period shall expire on the first succeeding Business Day; provided, however, that if any Interest Period for a Loan would otherwise expire on a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day;

(v)    no Interest Period in respect of any Borrowing of Loans shall be selected which extends beyond the Maturity Date; and
(vi)    the selection of Interest Periods shall be subject to the provisions of Section 2.02.
“Interest Rate Protection Agreement” shall mean any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement.
“Internal Charter” shall mean any charter or other contract respecting the use or operations of the Collateral Rig between a Collateral Vessel-Owning Subsidiary and any Internal Charterer, to the extent such charter does not materially adversely affect the interests of the Lenders.
“Internal Charterer” means any direct or indirect Restricted Subsidiary of the Borrower controlled by the Borrower or any of its Restricted Subsidiaries (other than a Local Content Subsidiary) that is not the owner of the Collateral Rig and that is party to a Drilling Contract in respect of the Collateral Rig and entitled to receive Earnings thereunder.
“Investments” shall have the meaning provided in Section 10.05.
“ISM Code” shall mean the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation Assembly as Resolutions A.741 (18) and A.788 (19), as the same may be amended or supplemented from time to time (and the terms “safety management system”, “Safety Management Certificate” and “Document of Compliance” have the same meanings as are given to them in the ISM Code).
“ISPS Code” shall mean the International Ship and Port Facility Security Code constituted pursuant to resolution A.924(22) of the International Maritime Organisation (“IMO”) adopted by a Diplomatic conference of the IMO on Maritime Security on 13 December 2002 and now set out in Chapter XI-2 of the Safety of Life at Sea Convention (SOLAS) 1974 (as amended) which took effect on 1 July 2004.
“Joint Venture” shall mean any Person other than an individual or a Wholly-Owned Subsidiary of the Borrower (i) in which the Borrower or any of its Restricted Subsidiaries holds or acquires an ownership interest (by way of ownership of equity interests or other evidence of ownership) and (ii) which is engaged in a business permitted by Section 10.15.
“Lead Arrangers” Citigroup Global Markets, Inc., Standard Chartered Bank, DNB Markets, Inc. and Nordea Bank Finland plc, London Branch, in their respective capacities as joint lead arrangers, and their respective successors.
“Leaseholds” of any Person shall mean all the right, title and interest of such Person as lessee or licensee in, to and under leases or licenses of land, improvements and/or fixtures.
“Lender” shall mean each financial institution listed on Annex I, as well as any Person which becomes a “Lender” hereunder pursuant to Section 2.12 or 13.04(b).
“Lender Creditors” shall mean the Lenders holding from time to time outstanding Loans and/or Commitments and the Administrative Agent, each in their respective capacities (including, in the case of the Administrative Agent, in its capacity as Collateral Agent).
“Lender Insolvency Event” shall mean that (i) a Lender or its Parent Company is insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors, or (ii) such Lender or its Parent Company is the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Lender or its Parent Company, or such Lender or its Parent Company has taken any action in furtherance of or indicating its consent to or acquiescence in any such proceeding or appointment; provided that, for the avoidance of doubt, a Lender Insolvency Event shall not result solely by virtue of (i) any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority, or (ii) in the case of a solvent Person, the precautionary appointment of an administrator, guardian, custodian or other similar official by a Governmental Authority under or based on the law of the country where such person is subject to home jurisdiction supervision if applicable law requires that such appointment not be publicly disclosed; provided, however, that, in any such case, such action does not result in or provide such Person with immunity from the jurisdiction of courts within the United States of America or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Leverage Ratio” shall mean, at any date of determination, the ratio of Consolidated Net Debt on such date to Consolidated EBITDA for the Test Period last ended on or prior to such date.
“Lien” shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, and any lease having substantially the same effect as any of the foregoing).
“Loan” shall have the meaning provided in Section 2.01.
“Local Content Subsidiary” shall mean any Subsidiary of the Borrower that is a party to a Drilling Contract or otherwise holds the right to receive Earnings attributable to the Collateral Rig for the purpose of satisfying any local content law or regulation or similar law or regulation.
“Management Agreement” means a management agreement between any Collateral Vessel-Owning Subsidiary and an Approved Manager relating to the operation of the Collateral Rig.
“Manager’s Subordination Undertaking” shall mean an undertaking by any Approved Manager given or to be given to the Collateral Agent in form and substance reasonably satisfactory to the Collateral Agent.
“Margin Regulations” shall mean Regulation U, Regulation T and Regulation X of the Board of Governors of the Federal Reserve System.
“Margin Stock” shall have the meaning provided in Regulation U.
“Market Disruption Event” shall mean either of the following events:

(i)
at or about noon on the Interest Determination Date for the relevant Interest Period the Screen Rate is not available and none or, if there are three or more Lenders, only one of the Reference Banks supplies a rate to the Administrative Agent to determine the Eurodollar Rate for the relevant Interest Period; or

(ii)
before close of business in New York on the Interest Determination Date for the relevant Interest Period, the Administrative Agent receives notifications from Lenders the sum of whose Commitments at such time equal to at least 50% of the Total Commitment that (i) the cost to such Lenders of funding its participation in that Loan from whatever source they may reasonably select would be in excess of the Eurodollar Rate for such Interest Period or (ii) such Lenders are unable to obtain funding in the London interbank Eurodollar market.

“Material Adverse Effect” shall mean (A) a material adverse effect on the operations, business, properties, or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole, (B) a material impairment of the rights and remedies of the Collateral Agent, the Administrative Agent or any Lender under any Credit Document, or of the ability of any Credit Party to perform its obligations under any Credit Document to which it is a party or (C) a material adverse effect upon the legality, validity, binding effect or enforceability against any Credit Party of any Credit Document to which it is a party.
“Maturity Date” shall mean, as to the applicable Loan, the Initial Maturity Date or as to any Extended Loans, one year after the Initial Maturity Date.
“Moody’s” shall mean Moody’s Investors Service, Inc.
“NAIC” shall mean the National Association of Insurance Commissioners.
“Net Cash Proceeds” means, as applicable, (a) with respect to any Asset Disposition (including any Event of Loss), the cash (which term, for purposes of this definition, shall include any Cash Equivalents, deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when received in cash) proceeds received by any Credit Party or any of its Restricted Subsidiaries therefrom, less the sum of (i) all income taxes and other taxes payable (or reasonably estimated to be payable) to a governmental authority as a result of such transaction and (ii) all reasonable and customary out-of-pocket fees (including, without limitation, legal, accounting and underwriting fees) and expenses incurred in connection with such transaction or event; and (b) with respect to any Debt Issuance, the gross cash proceeds received by any Credit Party or any of its Restricted Subsidiaries therefrom less all reasonable and customary out-of-pocket fees (including, without limitation, legal, accounting and underwriting fees) and expenses incurred in connection therewith.

“Non-Defaulting Lender” shall mean, at any time, a Lender that is not a Defaulting Lender.
“Non-Qualified Partnership” shall mean, as to any Person, a partnership or other entity in which such Person is a general partner or has general liability for the Indebtedness of such entity, other than any Subsidiary of the Borrower.
“Non-Qualified Partnership Liability” of a Person at any time shall mean, with respect to a Non-Qualified Partnership in which such Person has an interest, an amount equal to the amount by which (a) the aggregate amount of the total Indebtedness of such Non-Qualified Partnership at such time minus (without duplication) (i) the aggregate amount of such Indebtedness that is expressly agreed by the holders of such Indebtedness to be non-recourse to such Non-Qualified Partnership (the “Partnership Non-Recourse Liabilities”) and (ii) the aggregate amount of such Indebtedness that is expressly agreed by the holders of such Indebtedness to be non-recourse to such Person (the “Partner Non-Recourse Liabilities”) exceeds (b) 85% of the aggregate amount of the total tangible assets of such Non-Qualified Partnership at such time minus (without duplication) (x) the aggregate amount of the Partnership Non-Recourse Liabilities at such time and (y) the aggregate amount of the Partner Non-Recourse Liabilities at such time, as determined in accordance with GAAP.
“Non-Recourse Debt” means Indebtedness of an Unrestricted Subsidiary:
(1)    as to which neither the Borrower nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and
(2)    no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Borrower or any Restricted Subsidiary to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.
“Note” shall have the meaning provided in Section 2.05(a).
“Notice of Borrowing” shall have the meaning provided in Section 2.03.
“Notice Office” shall mean the office of the Administrative Agent located at 1615 Brett Road, Ops III, New Castle, DE 19720, Attention: Citigroup Global Loans, facsimile: (646) 274-5080; email: global.loans.support@citi.com, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.
“Obligations” shall mean, except to the extent consisting of obligations, liabilities or indebtedness with respect to Interest Rate Protection Agreements or Other Hedging Agreements or Secured Cash Management Agreements, all obligations, liabilities and indebtedness (including, without limitation, principal, premium, interest, fees and indemnities (including, without limitation, all interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of any Credit Party at the rate provided for in the respective documentation, whether or not a claim for post‑petition interest is allowed in any such proceeding)) of each Credit Party to the Lender Creditors (provided, in respect of the Lender Creditors which are Lenders, such aforementioned obligations, liabilities and indebtedness shall arise only for such Lenders (in such capacity) in respect of Loans and/or Commitments), whether now existing or hereafter incurred under, arising out of, or in connection with this Agreement and the other Credit Documents to which such Credit Party is a party (including, in the case of each Credit Party that is a Subsidiary Guarantor, all such obligations, liabilities and indebtedness of such Credit Party under any Subsidiary Guaranty to which such Subsidiary Guarantor is a party) and the due performance and compliance by such Credit Party with all of the terms, conditions and agreements contained in this Agreement and in such other Credit Documents.
“OPA” shall mean the Oil Pollution Act of 1990, as amended, 33 U.S.C. § 2701 et seq.
“Other Agents” shall have the meaning provided in Section 12.11.
“Other Connection Taxes” shall mean, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Loan or Credit Document).

“Other Creditors” shall mean any Lender or any affiliate thereof and their successors and assigns if any (even if such Lender subsequently ceases to be a Lender under this Agreement for any reason), with which any Subsidiary Guarantor enters into (i) any Interest Rate Protection Agreements or Other Hedging Agreements from time to time or (ii) any Secured Cash Management Agreement from time to time.
“Other Facilities Obligor” shall mean any Credit Party or Subsidiary of a Credit Party that is an obligor under the Existing Revolving Credit Agreement, the Senior Term Loans, the Senior Notes, the SSCF or the 7.25% Senior Secured Notes issued by Pacific Drilling V Ltd. or any other Credit Party or Subsidiary of a Credit Party that is an obligor under other secured Indebtedness for borrowed money which would require that the Collateral be subject to a Lien to secure such Indebtedness (other than pursuant to the Security Documents).
“Other Hedging Agreement” shall mean any foreign exchange contracts, currency swap agreements, commodity agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency or commodity values.
“Other Obligations” shall mean all obligations, liabilities and indebtedness (other than Excluded Swap Obligations), including, without limitation, all interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of any Subsidiary Guarantor at the rate provided for in the respective documentation, whether or not a claim for post-petition interest is allowed in any such proceeding (but excluding, for the avoidance of doubt, any Obligations) owing by any Subsidiary Guarantor to the Other Creditors under, or with respect to (including, all such obligations, liabilities and indebtedness under the Subsidiary Guaranty to which such Subsidiary Guarantor is a party), any Interest Rate Protection Agreement, Other Hedging Agreement or Secured Cash Management Agreement, whether such Interest Rate Protection Agreement, Other Hedging Agreement or Secured Cash Management Agreement is now in existence or hereafter arising, and the due performance and compliance by such Subsidiary Guarantor with all of the terms, conditions and agreements contained therein.
“Other Taxes” shall mean all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Credit Document, other than any such Taxes (a) that are Other Connection Taxes imposed with respect to a Lender’s assignment of all or a portion of its rights and obligations under this Agreement (other than an assignment made at the request of the Borrower pursuant to Section 2.12) or (b) that are imposed by Luxembourg (or any political subdivision thereof) as a result of any voluntary registration by a Lender of any Credit Document when such registration is neither ordered by a competent court or an official authority nor required to establish, maintain or preserve any rights of any Recipient.
“Pacific Drilling VIII Limited” shall mean Pacific Drilling VIII Limited, a company incorporated and existing under the laws of the British Virgin Islands, and a Restricted Subsidiary of the Borrower.
“Pacific Zonda” means the dynamically positioned deepwater drillship having the Builder's Hull No. 2075 which is being, or is to be, constructed by the Builder under the Construction Contract and at the Delivery Date is to be delivered to Pacific Drilling VIII Limited or another Collateral Vessel-Owning Subsidiary and registered in its name under Liberian flag or in another Approved Flag State.
“Parent Company” means, with respect to a Lender, the bank holding company (as defined in Federal Reserve Board Regulation Y), if any, of such Lender, and/or any Person owning, beneficially or of record, directly or indirectly, a majority of the shares of such Lender.
“Participant Register” shall have the meaning provided in Section 13.04(a).
“PATRIOT Act” shall mean the USA PATRIOT Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001)), as amended.
“Payment Office” shall mean the office of the Administrative Agent located at 1615 Brett Road, Ops III, New Castle, DE 19720, Attention: Citigroup Global Loans, facsimile: (646) 274-5080; email: global.loans.support@citi.com, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.
“Percentage” of any Lender at any time shall mean a fraction (expressed as a percentage) the numerator of which is the Commitment of such Lender and the denominator of which is the Total Commitment at such time, provided that if the Percentage of any Lender is to be determined after the Commitments have been terminated, then the Percentage of such Lender shall be determined immediately prior (and without giving effect) to such termination.
“Permitted Liens” shall have the meaning provided in Section 10.01.
“Person” shall mean any individual, partnership, joint venture, firm, corporation, association, trust or other enterprise or entity or any Governmental Authority.
“Plan” shall mean any pension plan as defined in Section 3(2) of ERISA, excluding any pension plan that is not subject to Title I or IV of ERISA, which is maintained or contributed to by (or to which there is an obligation to contribute of) the Borrower or a Subsidiary of the Borrower or any ERISA Affiliate, and each such plan for the five‑year period immediately following the latest date on which the Borrower, or a Subsidiary of the Borrower or any ERISA Affiliate maintained, contributed to or had an obligation to contribute to such plan.
“Platform” shall have the meaning provided in Section 13.03(d)(i).
“Pledge Agreement” shall mean, collectively, the U.S. Pledge Agreement, each Foreign Pledge Agreement and any other pledge agreement executed and delivered by any Credit Party pursuant to the definition of “Collateral and Guaranty Requirements” or any of Section 9.09(c) or 10.14(e).
“Pledge Agreement Collateral” shall mean, collectively, all “Pledged Collateral”, “Pledged Assets” or an equivalent term, as applicable, as defined in each Pledge Agreement.
“Pledged Securities” shall mean “Pledged Shares”, “Shares” or an equivalent term, as applicable, as defined in the applicable Pledge Agreement.
“Prime Rate” shall mean the rate which the Administrative Agent announces from time to time as its prime lending rate, the Prime Rate to change when and as such prime lending rate changes. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.
“Projections” shall mean the detailed projected consolidated financial statements of the Borrower and its consolidated Subsidiaries for the years 2015 through 2019, together with a summary of key assumptions on which such projections are based, which projections shall (x) reflect the forecasted consolidated financial condition of the Borrower and its consolidated Subsidiaries after giving effect to the financing hereof, and (y) be prepared and approved by an Authorized Representative of the Borrower.
“Pro Rata Share” shall have the meaning provided in Section 4.05(b).
“QPIL” means Quantum Pacific International Limited, a British Virgin Islands company.
“Quarterly Payment Date” shall mean the last Business Day of each March, June, September and December occurring after the Effective Date, commencing on December 31, 2014.
“Ready for Sea Cost” shall mean with respect to a Rig to be acquired by the Borrower or any Restricted Subsidiary, the aggregate amount of all expenditures incurred to acquire or construct and bring such Rig to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease.
“Real Property” of any Person shall mean all the right, title and interest of such Person in and to land, improvements and fixtures, including Leaseholds.
“Recipient” shall mean (a) the Administrative Agent and (b) any Lender, as applicable.
“Reference Banks” shall mean the Administrative Agent and each other Lender as the Administrative Agent shall, with the approval (which shall not be unreasonably withheld) of the Borrower, nominate.
“Refund Guarantee” shall mean each refund guarantee relating to the Construction Contract issued by the relevant Refund Guarantor in favor of Pacific Drilling VIII Limited or any other Subsidiary of the Borrower that has rights in respect of the Construction Contract relating to certain obligations of the Builder under the Construction Contract, each in form and content satisfactory to the Administrative Agent (such satisfaction not to be unreasonably withheld). It is understood that the Refund Guarantee in effect on the Effective Date, a copy of which has been delivered to the Administrative Agent, is satisfactory to the Administrative Agent.
“Refund Guarantee Collateral” shall mean, collectively, all “Assigned Collateral” as defined in each Assignment of Refund Guarantee.
“Refund Guarantor” means The Export-Import Bank of Korea or any other financial institution, commercial bank or insurance company acceptable to the Administrative Agent (such acceptance not to be unreasonably withheld) that provides a Refund Guarantee.
“Register” shall have the meaning provided in Section 13.15.
“Regulation D” shall mean Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.
“Regulation T” shall mean Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.
“Regulation U” shall mean Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.
“Regulation X” shall mean Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.
“Release” shall mean any disposing, discharging, injecting, spilling, pumping, leaking, leaching, dumping, emitting, escaping, emptying, pouring, seeping, migrating, into, or upon the environment, including any land or water or air.
“Replaced Lender” shall have the meaning provided in Section 2.12.
“Replacement Lender” shall have the meaning provided in Section 2.12.
“Representative” shall have the meaning provided in Section 4.05(d).
“Required Insurance” shall have the meaning provided in Section 8.21.
“Required Lenders” shall mean, at any time, Non-Defaulting Lenders the sum of whose outstanding Commitments (or, after the termination thereof, outstanding Loans) represent an amount greater than 50% of the Total Commitment less the outstanding Commitments of all Defaulting Lenders (or after the termination thereof, the sum of then total outstanding Loans of Non-Defaulting Lenders).
“Restricted Subsidiary” shall mean all Subsidiaries of the Borrower other than Unrestricted Subsidiaries.
“Returns” shall have the meaning provided in Section 8.09.
“Revolving Facility” shall have the meaning provided in Section 2.01.
“Rig” shall mean, collectively, offshore drilling rigs, including, semisubmersibles, drillships, jack-ups, semisubmersible tender assist vessels and submersible rigs, owned by the Borrower and/or any Subsidiary of the Borrower, and, individually, any of such rigs.
“Rig Value” shall mean, with respect to each Rig, the aggregate contract price for the acquisition or construction of such Rig, in each case together with all related spares, equipment and any additions or improvements thereto (or the acquisition of the Capital Stock of any Person owning such Rig), as applicable, plus any Ready for Sea Cost with respect to such Rig.
“Sanctioned Country” shall mean, at any time of determination, a country or territory that is the subject or target of any Sanctions. As of the Effective Date, Cuba, Iran, Myanmar (Burma), North Korea, Sudan and Syria are Sanctioned Countries.

“Sanctioned Person” shall mean, at any time of determination, (a) any Person or vessel that is, or is directly or indirectly owned or controlled by a Person that is, the subject or target of Sanctions or (b) any Person (including any Governmental Authority of any Sanctioned Country) operating, organized, domiciled, registered or resident in a Sanctioned Country. For purposes of the foregoing, ownership or control of a Person shall be deemed to include where a Sanctioned Person (i) owns or has power to vote 25% or more of the issued and outstanding equity interests having ordinary voting power for the election of directors of the Person or other individuals performing similar functions for the Person, or (ii) has the power to direct or cause the direction of the management and policies of the Person, whether by ownership of equity interests, contracts or otherwise.
“Sanctions” shall mean economic or financial sanctions laws and/or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, any European Union member state or Norway.
“Satisfactory Drilling Contract Condition” shall mean that the Administrative Agent shall have been granted access to a true, correct and complete confidential copy of a Satisfactory Drilling Contract in place with respect to the Collateral Rig and the Administrative Agent shall have received an appropriate summary prepared by legal counsel to the Borrower of the material terms of such Satisfactory Drilling Contract that may be shared with the Lenders, certified by an Authorized Representative of the Borrower and a written confirmation from such Authorized Representative that such Drilling Contract constitutes a “Satisfactory Drilling Contract.”
“Satisfactory Drilling Contract” shall mean, to the extent so irrevocably designated in writing by the Borrower, one or more Drilling Contracts, charters or other similar contracts or any other contracts in full force and effect for the employment of the Collateral Rig, entered into between a Collateral Vessel-Owning Subsidiary or an Internal Charterer with an unaffiliated third party, which provide for both (i) an initial duration of a minimum continuous period of one (1) year (either at the time of inception or at any later time following the exercise of an extension option or options that results in the contracts having an overall continuous period of one (1) year or more (regardless of when each such contract has commenced)) and (ii) a rate payable of at least $425,000 per day, or are otherwise acceptable to all of the Lenders; provided that the performance of such contracts shall not be proscribed under applicable law; provided further that contract terms will be measured as of the aggregate minimum period at the time of inception or extension, as applicable, and shall only be treated as having a longer term as from the date on which an extension option is exercised, at which point the term of such option shall be added to the aggregate term of such contract.
“Scheduled Commitment Reduction” shall have the meaning provided in Section 3.03(e)
“Screen Rate” shall have the meaning specified in the definition of Eurodollar Rate.
“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.
“Secured Cash Management Agreement” means any Cash Management Agreement that is entered into by and between any Subsidiary Guarantor and any Other Creditor.
“Secured Creditors” shall mean collectively the Other Creditors together with the Lender Creditors.
“Secured Obligations” shall mean (i) the Obligations, (ii) the Other Obligations, (iii) any and all sums advanced by the Collateral Agent or the Administrative Agent in order to preserve the Collateral or preserve its security interest in the Collateral and (iv) in the event of any proceeding for the collection or enforcement of any indebtedness, obligations or liabilities of the Credit Parties referred to in clauses (i) and (ii) above, after an Event of Default shall have occurred and be continuing, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Collateral Agent of its rights hereunder or under any Security Document, together with reasonable attorneys’ fees and court costs.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Security Agreement Collateral” shall mean, collectively, all “Collateral” as defined in each U.S. Security Agreement.
“Security Documents” shall mean each Pledge Agreement, each U.S. Security Agreement, each Assignment of Construction Contract, each Assignment of Refund Guarantee, each Assignment of Insurance Proceeds, each Assignment of Earnings, each Assignment of Management Agreement, each Assignment of Internal Charter, each Collateral Rig Mortgage, each control agreement and other security document required to be delivered pursuant to the definition of “Collateral and Guaranty Requirements” and each additional security document delivered pursuant to Section 9.09, 9.11 or 10.14.
“Senior Notes” shall mean the Borrower’s 5.375% senior secured notes due 2020, issued under the 2013 Indenture.
“Senior Term Loans” shall mean the loans made pursuant to that certain Term Loan Agreement, dated as of June 3, 2013, by and among the Borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent.
“Significant Disposition” means each Asset Disposition of the Borrower and its Restricted Subsidiaries that generates Net Cash Proceeds of $10,000,000 or more.
“S&P” shall mean Standard & Poor’s Ratings Services.
“SSCF” shall mean that certain Senior Secured Credit Facility Agreement, dated as of February 19, 2013, as amended and restated by the Amendment No. 1 to Senior Secured Credit Facility Agreement, dated as of September 13, 2013, as further amended by Amendment No. 2 to Senior Secured Credit Facility Agreement, dated as of March 27, 2014, and as further amended by Amendment No. 3 to Senior Secured Credit Facility Agreement, dated as of August 14, 2014, among Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited, as borrowers, the Borrower, as guarantor, and the arrangers, lenders party thereto and agents named therein.
“Subsidiary” shall mean, as to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest at the time.
“Subsidiary Guarantor” shall mean (i) each Collateral Vessel-Owning Subsidiary, (ii) each Subsidiary (other than Unrestricted Subsidiaries, Inactive Subsidiaries and such Subsidiaries by which a guaranty would be prohibited by applicable law, for so long as such prohibition is in effect) of the Collateral Vessel-Owning Subsidiaries that is required to become a party to a Subsidiary Guaranty pursuant to the definition of “Collateral and Guaranty Requirements” or Section 9.09(c), (iii) each Equity-Owning Subsidiary and (iv) each Internal Charterer.
“Subsidiary Guaranty” shall mean and include the U.S. Subsidiary Guaranty, each Foreign Subsidiary Guaranty and any other guaranty executed and delivered by any Subsidiary Guarantor pursuant to the definition of “Collateral and Guaranty Requirements” or any of Section 9.09(c).
“Swap Obligation” means any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.
“Taxes” shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
“Test Period” shall mean, at any time, each period of four consecutive fiscal quarters then last ended, in each case taken as one accounting period.
“Total Commitment” shall mean, at any time, the sum of the Commitments of all of the Lenders at such time.
“Total Unutilized Commitment” shall mean, at any time, an amount equal to the remainder of the then Total Commitment, less the sum of the aggregate principal amount of Loans then outstanding at such time.
“Transaction” shall mean, collectively, (i) the entering into of the Credit Documents and (ii) the payment of fees and expenses in connection with the foregoing.
“Type” shall mean a Base Rate Loan or a Eurodollar Rate Loan.
“UCC” shall mean the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction.

“United States” and “U.S.” shall each mean the United States of America.
“Unrestricted Subsidiary” shall mean any Subsidiary designated as such pursuant to Section 10.13.
“U.S. Pledge Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“U.S. Security Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“U.S. Subsidiary Guaranty” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.
“Wholly-Owned Subsidiary” shall mean, as to any Person, (i) any corporation 100% of whose capital stock (other than, in the case of a Foreign Subsidiary, director’s qualifying shares and/or other nominal amounts of shares required to be held other than by such Person under applicable law or held by a nominee in trust) is at the time owned by such Person and/or one or more Wholly-Owned Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Wholly-Owned Subsidiaries of such Person has a 100% equity interest at such time. Unless otherwise indicated herein, or the context otherwise requires, all references herein to any Wholly-Owned Subsidiary or Wholly-Owned Subsidiaries shall mean and be deemed to be references to a Wholly-Owned Subsidiary or Wholly-Owned Subsidiaries, as the case may be, of the Borrower, and references to any Wholly-Owned Restricted Subsidiary or Wholly-Owned Restricted Subsidiaries shall mean and be deemed to be references to a Wholly-Owned Subsidiary or Wholly-Owned Subsidiaries, as the case may be, that is a Restricted Subsidiary or are Restricted Subsidiaries, as the case may be.
“Withholding Agent” shall mean any Credit Party and the Administrative Agent.
“Zonda Mortgage Date” shall have the meaning provided in the first paragraph of Section 6.
1.02 Terms Generally; Accounting Terms; GAAP. (%3)  Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Credit Documents or any certificate or other document made or delivered pursuant hereto or thereto.
(a)    Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change in GAAP occurring after the Effective Date or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made (i) without giving effect to any election under Accounting Standards Codification 825-10-25 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any of its Subsidiaries at “fair value”, as defined therein and (ii) without giving effect to any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof.
(b)    The words “include,” “includes” and “including” as used herein shall be deemed to be followed by the phrase, “without limitation.”
(c)    The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.
(d)    The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(e)    Unless otherwise expressly provided herein, (a) references to formation documents, governing documents, agreements (including the Credit Documents) and other contractual instruments shall be deemed to include all subsequent refinancings, replacements, amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Credit Document; and (b) references to any law, statute or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law, statute or regulation.
SECTION 2.    Amount and Terms of Revolving Facility.
2.01 The Commitments. Subject to and upon the terms and conditions set forth herein, each Lender severally agrees to make, at any time and from time to time on or after the Effective Date and prior to the Maturity Date, a revolving loan or revolving loans (each, a “Loan” and, collectively, the “Loans”) to the Borrower (the “Revolving Facility”), which Loans: (i) shall be denominated in Dollars, (ii) shall bear interest in accordance with Section 2.07, (iii) may be repaid and reborrowed in accordance with the provisions hereof, (iv) shall not exceed for any such Lender the Commitment of such Lender under the Revolving Facility at such time; (v) subject to the penultimate paragraph of Section 6, prior to the occurrence of both (A) the Zonda Mortgage Date and (B) the satisfaction of the Satisfactory Drilling Contract Condition, shall not exceed for all Lenders at any time outstanding $350,000,000; and (vi) from and after the occurrence of both (A) the Zonda Mortgage Date and (B) the satisfaction of the Satisfactory Drilling Condition, shall not exceed for all Lenders at any time outstanding the Total Commitments at such time.
2.02 Minimum Amount of Each Borrowing; Limitation on Number of Borrowings. The aggregate principal amount of each Borrowing of Loans shall not be less than (i) with respect to Eurodollar Rate Loans, $5,000,000 or an integral multiple of U.S. $1,000,000 in excess thereof and (ii) with respect to Base Rate Loans, $500,000 or an integral multiple of $100,000 in excess thereof . More than one Borrowing may occur on the same date, but at no time shall there be outstanding more than ten (10) Borrowings of Loans.
2.03 Notice of Borrowing. Whenever the Borrower desires to incur Loans hereunder, an Authorized Representative of the Borrower shall give the Administrative Agent at the Notice Office (i) at least three Business Days’ prior written notice of each Eurodollar Rate Loan to be incurred hereunder and (ii) prior written notice on the same Business Day of each Base Rate Loan to be incurred hereunder, provided that (in each case) any such notice shall be deemed to have been given on a certain day only if given before 9:00 a.m. (New York time) on such day. Each such written notice (each, a “Notice of Borrowing”), except as otherwise expressly provided in Section 2.09, shall be irrevocable and shall be given in writing by the Borrower in the form of Exhibit M, appropriately completed to specify (i) the aggregate principal amount of the Loans to be incurred pursuant to such Borrowing, (ii) the date of such Borrowing (which shall be a Business Day), (iii) the Type of Loans comprising such Borrowing, (iv) in the case of Eurodollar Rate Loans, the initial Interest Period to be applicable to such Borrowing, and (v) to which account the proceeds of such Loans are to be deposited. The Administrative Agent shall promptly give each Lender notice of such proposed Borrowing, of such Lender’s proportionate share thereof and of the other matters required by the immediately preceding sentence to be specified in the Notice of Borrowing. If the borrower fails to specify a Type of Loan in a Notice of Borrowing, then the applicable Loans shall be made as Base Rate Loans.
2.04 Disbursement of Funds. No later than 12:00 p.m. (New York time) on the date specified in each Notice of Borrowing, each Lender will make available its pro rata portion (determined in accordance with Section 2.06) of each such Borrowing requested to be made on such date. All such amounts will be made available in Dollars and in immediately available funds at the Payment Office and the Administrative Agent will make available to the Borrower (prior to 1:00 p.m. (New York time) on such day to the extent of funds actually received by the Administrative Agent prior to 12:00 p.m. (New York time) on such day) at the Payment Office, in the account specified in the applicable Notice of Borrowing, the aggregate of the amounts so made available by the Lenders. Unless the Administrative Agent shall have been notified by any Lender prior to the date of Borrowing that such Lender does not intend to make available to the Administrative Agent such Lender’s portion of any Borrowing to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing and the Administrative Agent may in its sole discretion (but shall not, for the avoidance of doubt, be obligated to), in reliance upon such assumption, make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and such amount is advanced to the Borrower by the Administrative Agent, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay such corresponding amount to the Administrative Agent. The Administrative Agent also shall be entitled to recover on demand from such Lender or the Borrower, as the case may be, interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower until the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if recovered from such Lender, the overnight Federal Funds Rate for the first three days and at the interest rate otherwise applicable to such Loans for each day thereafter and (ii) if recovered from the Borrower, the rate of interest applicable to the respective Borrowing, as determined pursuant to Section 2.07. Nothing in this Section 2.04 shall be deemed to relieve any Lender from its obligation to make Loans hereunder or to prejudice any rights which the Borrower may have against any Lender as a result of any failure by such Lender to make Loans hereunder.
2.05 Notes. (a)  The Borrower’s obligation to pay the principal of, and interest on, the Loans made by each Lender shall be evidenced in the Register maintained by the Administrative Agent pursuant to Section 13.15 and shall, if requested by such Lender as provided below, also be evidenced by a promissory note duly executed and delivered by the Borrower substantially in the form of Exhibit N, with blanks appropriately completed in conformity herewith (each a “Note” and, collectively, the “Notes”).
(b)    The Note issued to each Lender that has a Commitment or outstanding Loans shall (i) be executed by the Borrower, (ii) be payable to such Lender or its registered assigns and be dated the Effective Date (or, in the case of Notes issued after the Effective Date, be dated the date of the issuance thereof), (iii) be in a stated principal amount equal to the Commitment of such Lender (or, if issued after the termination thereof, be in a stated principal amount equal to the outstanding Loans of such Lender at such time) and be payable in the outstanding principal amount of the Loans evidenced thereby, (iv) mature on the Maturity Date, (v) bear interest as provided in Section 2.07, (vi) be subject to voluntary prepayment and mandatory repayment as provided in Sections 4.01 and 4.02 and (vii) be entitled to the benefits of this Agreement and the other Credit Documents.
(c)    Each Lender will note on its internal records the amount of each Loan made by it and each payment in respect thereof and, prior to the surrender of a Note pursuant to Section 13.15, will endorse on the reverse side thereof the outstanding principal amount of Loans evidenced thereby. Failure to make any such notation or any error in such notation or endorsement shall not affect the Borrower’s obligations in respect of such Loans.
(d)    Notwithstanding anything to the contrary contained above in this Section 2.05 or elsewhere in this Agreement, Notes shall only be delivered to Lenders which at any time specifically request the delivery of such Notes. No failure of any Lender to request or obtain a Note evidencing its Loans to the Borrower shall affect or in any manner impair the obligations of the Borrower to pay the Loans (and all related Obligations) incurred by the Borrower which would otherwise be evidenced thereby in accordance with the requirements of this Agreement, and shall not in any way affect the security or guaranties therefor provided pursuant to the various Credit Documents. Any Lender which does not have a Note evidencing its outstanding Loans shall in no event be required to make the notations otherwise described in preceding clause (c). At any time when any Lender requests the delivery of a Note to evidence any of its Loans, the Borrower shall (at its expense) promptly execute and deliver to the respective Lender the requested Note in the appropriate amount or amounts to evidence such Loans.
2.06 Pro Rata Borrowings. All Borrowings of Loans under this Agreement shall be incurred from the Lenders pro rata on the basis of their Commitments. It is understood that no Lender shall be responsible for any default by any other Lender of its obligation to make Loans hereunder and that each Lender shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to make its Loans hereunder.
2.07 Interest. (a)  The Borrower agrees to pay interest in respect of the unpaid principal amount of each Loan from the date of Borrowing thereof until such principal amount shall be paid in full, at the following rates per annum:
(i)    Base Rate Loans. During such periods as such Loan is a Base Rate Loan, a rate per annum equal at all times to the sum of (A) the Base Rate in effect from time to time plus (B) the Applicable Margin in effect from time to time, payable in arrears quarterly on each Quarterly Payment Date, on the date such Base Rate Loan shall be Converted and on the date of any repayment or prepayment (on the amount repaid or prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.
(ii)    Eurodollar Rate Loans. During such periods as such Loan is a Eurodollar Rate Loan, a rate per annum equal at all times during each Interest Period for such Loan to the sum of (A) the Eurodollar Rate for such Interest Period for such Loan plus (B) the Applicable Margin in effect from time to time, payable in arrears on the last day of such Interest Period and, if such Interest Period has a duration of more than three months, on each day that occurs during such Interest Period every three months from the first day of such Interest Period, on the date such Eurodollar Rate Loan shall be Converted and on the date of any repayment or prepayment (on the amount repaid or prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.
(b)    Upon the occurrence and during the continuance of an Event of Default, the Borrower shall pay interest (“Default Interest”) on (i) the overdue outstanding principal amount of each Loan, payable in arrears on the dates referred to in clause (i) or (ii) of Section 2.07(a), as applicable, and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on such Loan pursuant to clause (i) or (ii) of Section 2.07(a), as applicable and (ii) to the fullest extent permitted by applicable law, the amount of any overdue interest, fee or other amount payable under this Agreement or any other Loan Document to any Agent or any Lender Creditor that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on Base Rate Loans pursuant to clause (i) of Section 2.07(a).
(c)    Promptly after receipt of a Notice of Borrowing pursuant to Section 2.03, a notice of Conversion pursuant to Section 2.08 or a notice of selection of an Interest Period pursuant to the definition thereof, the Administrative Agent shall give notice to the Borrower and each Lender of the applicable Interest Period and the applicable interest rate determined by the Administrative Agent for purposes of clause (i) or (ii) of Section 2.07(a), and the Administrative Agent shall give notice to the Borrower of the applicable rate, if any, furnished by each Reference Bank for the purpose of determining the applicable interest rate under clause (a)(ii) above; provided that such applicable rate furnished by each Reference Bank and the identity of each Reference Bank may not be disclosed by or on behalf of the Borrower or any of its Affiliates to any third party or circulated or referred to publicly. Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.
(d)     (i) Each Reference Bank agrees to furnish, to the extent it is reasonably able, to the Administrative Agent timely information for the purpose of determining each Eurodollar Rate. If any one or more of the Reference Banks shall not furnish such timely information to the Administrative Agent for the purpose of determining any such interest rate, the Administrative Agent shall, subject to subclause (%4) below, determine such interest rate on the basis of timely information furnished by the remaining Reference Banks.
(ii)    If fewer than two Reference Banks are able to furnish timely information to the Administrative Agent for determining the Eurodollar Rate for any Eurodollar Rate Loans,
(1)    the Administrative Agent shall forthwith notify the Borrower and the Lenders that the interest rate cannot be determined for such Eurodollar Rate Loans,
(2)    each such Loan will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan (or if such Loan is then a Base Rate Loan, will continue as a Base Rate Loan), and
(3)    the obligation of the Lenders to make, or to Convert Loans into, Eurodollar Rate Loans shall be suspended until the Administrative Agent shall notify the Borrower and the Lenders that the circumstances causing such suspension no longer exist.
2.08 Conversion of Loans. (a) Optional. The Borrower may on any Business Day, upon notice given to the Administrative Agent not later than 9:00 a.m. (New York City time) on the third Business Day prior to the date of the proposed Conversion and subject to the provisions of Sections 2.07 and 2.09, Convert all or any portion of the Loans of one Type comprising the same Borrowing into Loans of the other Type; provided, however, that any Conversion of Eurodollar Rate Loans into Base Rate Loans shall be made only on the last day of an Interest Period for such Eurodollar Rate Loans, any Conversion of Base Rate Loans into Eurodollar Rate Loans shall be in an amount not less than the minimum amount specified in Section 2.02, no Conversion of any Loans shall result in more separate Borrowings than permitted under Section 2.02 and each Conversion of Loans comprising part of the same Borrowing shall be made ratably among the Lenders in accordance with their Commitments. Each such notice of Conversion shall, within the restrictions specified above, specify (i) the date of such Conversion, (ii) the Loans to be Converted and (iii) if such Conversion is into Eurodollar Rate Loans, the duration of the initial Interest Period for such Loans. Each notice of Conversion shall be irrevocable and binding on the Borrower.
(b) Mandatory. (%4) If the Borrower shall fail to select the duration of any Interest Period for any Eurodollar Rate Loans in accordance with the provisions contained in the definition of “Interest Period” in Section 1.01, the Administrative Agent will forthwith so notify the Borrower and the Lenders, whereupon each such Eurodollar Rate Loan will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan.
(i)    Upon the occurrence and during the continuance of any Event of Default (in the case of an Event of Default under Sections 11.01 and 11.05, automatically, and in the case of any other Event of Default, upon the request of the Required Lenders), (x) each Eurodollar Rate Loan will, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan and (y) the obligation of the Lenders to make, or to Convert Loans into, Eurodollar Rate Loans shall be suspended.
2.09 Increased Costs, Illegality, Market Disruption, etc. (a)  In the event that any Recipient shall have determined (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto):
(i)    at any time, that such Recipient shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any Loan or Commitment because of, without duplication, the introduction of or effectiveness of or any change since the Effective Date in any applicable law, treaty or governmental rule, regulation, order, guideline, directive or request (whether or not having the force of law) concerning capital adequacy, liquidity requirements or changes therein or otherwise or in the interpretation or administration thereof and including the introduction of any new law or governmental rule, regulation, order, guideline or request, such as, for example, but not limited to: (A) any such introduction, effectiveness or change subjecting any Recipient to any Tax, duty or other charge (other than Excluded Taxes) with respect to any Loan, Notes, Commitment, or deposits, reserves, other liabilities or capital attributable thereto or its obligation to make such Loan, or a change in the basis of taxation of payment to any Recipient of the principal of or interest on the Loans or the Notes or any other amounts payable hereunder (other than any change in the rate or basis of taxation of any Excluded Tax), but without duplication of any amounts payable in respect of Indemnified Taxes pursuant to Section 4.04, (B) a change in official reserve requirements but, in all events, excluding reserves required under Regulation D to the extent included in the computation of the Eurodollar Rate, or (C) a change that will have the effect of increasing the amount of capital adequacy or liquidity required or requested by an applicable governmental regulatory authority to be maintained by such Lender, or any corporation controlling such Lender, based on the existence of such Lender’s Commitments hereunder or its obligations hereunder; or
(ii)    at any time, that the making or continuance of any Eurodollar Rate Loan has been made unlawful by any law or governmental rule, regulation or order or any central bank or other governmental body or authority shall assert that it is unlawful;
then, and in any such event, such Recipient shall promptly give notice (by telephone confirmed in writing) to the Borrower and, in the case of clause (ii) above, to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the Lenders). Thereafter (x) in the case of clause (i) above, the Borrower agrees (to the extent applicable), to pay to such Recipient, upon its written demand therefor, such additional amounts as shall be required to compensate such Recipient or such other corporation for the increased costs or reductions to such Recipient or such other corporation and (y) in the case of clause (ii) above, the Borrower shall take one of the actions specified in Section 2.09(b) as promptly as possible and, in any event, within the time period required by law. In determining such additional amounts, each Recipient will act reasonably and in good faith and will use averaging and attribution methods which are reasonable, provided that such Recipient’s determination of compensation owing under this Section 2.09(a) shall, absent manifest error be final and conclusive and binding on all the parties hereto. Each Recipient, upon determining that any additional amounts will be payable pursuant to this Section 2.09(a), will give prompt written notice thereof to the Borrower, which notice shall show in reasonable detail the basis for the calculation of such additional amounts. In the case of the circumstances described in Section 2.09(a)(ii), the obligation of the Lenders to make, or to Convert Loans into, Eurodollar Rate Loans shall be suspended until the Administrative Agent shall notify the Borrower that such Lender has determined that the circumstances causing such suspension no longer exist.
(b)    At any time that any Loan is affected by the circumstances described in Section 2.09(a)(i) or (ii), the Borrower may (and in the case of a Loan affected by the circumstances described in Section 2.09(a)(ii) shall) either (x) if the affected Loan is then being made initially, cancel the respective Borrowing by giving the Administrative Agent telephonic notice (confirmed in writing) on the same date or the next Business Day that such Borrower was notified by the affected Lender or the Administrative Agent pursuant to Section 2.09(a)(i) or (ii) or (y) if the affected Loan is then outstanding, upon at least three Business Days’ written notice to the Administrative Agent, in the case of any Loan, repay all outstanding Borrowings (within the time period required by the applicable law or governmental rule, governmental regulation or governmental order) which include such affected Loans in full in accordance with the applicable requirements of Section 4.02; provided that prior to such repayment, in the case of any Eurodollar Rate Loan that is affected by the circumstances described in Section 2.09(a)(ii), such Loans will automatically, upon delivery of such notice, Convert into a Base Rate Loan; provided further that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this Section 2.09(b).
(c)    If a Market Disruption Event occurs in relation to a Eurodollar Rate Loan for any Interest Period, then the Administrative Agent shall forthwith so notify the Borrower and the Lenders, whereupon (i) each such Eurodollar Rate Loan will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan and (ii) the obligation of the Lenders to make, or to Convert Loans into, Eurodollar Rate Loans shall be suspended until the Administrative Agent shall notify the Borrower that such Lenders have determined that the circumstances causing such suspension no longer exist.
(d) If any Reference Bank ceases to be a Lender under this Agreement or gives written notice to the Administrative Agent and the Borrower of its resignation from its role as a Reference Bank, (x) it shall cease to be a Reference Bank and (y) the Administrative Agent shall, with the approval (which shall not be unreasonably withheld) of the Borrower, nominate as soon as reasonably practicable another Lender to be a Reference Bank in place of such Reference Bank.
(e) Notwithstanding anything in this Agreement to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a change after the Effective Date in an applicable law or governmental rule, regulation or order, regardless of the date enacted, adopted, issued or implemented for all purposes under or in connection with this Agreement (including this Section 2.09).
2.10 Compensation. The Borrower agrees to compensate each Lender, upon its written request (which request shall set forth in reasonable detail the basis for requesting such compensation), for all reasonable losses, expenses and liabilities (including, without limitation, any loss, expense or liability incurred by reason of the liquidation or reemployment of deposits or other funds required by such Lender to fund its Eurodollar Rate Loans but excluding loss of anticipated profits) which such Lender may sustain: (i) if for any reason (other than a default by such Lender or the Administrative Agent) a Eurodollar Rate Borrowing does not occur on a date specified therefor in a Notice of Borrowing (whether or not withdrawn by the Borrower or deemed withdrawn pursuant to Section 2.09(a)); (ii) if any prepayment or repayment (including any prepayment or repayment made pursuant to Section 2.09(a), Section 4.01, Section 4.02 or as a result of an acceleration of the Loans pursuant to Section 11) of any of its Eurodollar Rate Loans, or assignment of any of its Eurodollar Rate Loans pursuant to Section 2.12, occurs on a date which is not the last day of an Interest Period with respect thereto; (iii) if any prepayment of any of its Eurodollar Rate Loans is not made on any date specified in a notice of prepayment given by the Borrower; or (iv) as a consequence of any other default by the Borrower to repay Eurodollar Rate Loans or make payment on any Note held by such Lender when required by the terms of this Agreement.
2.11 Change of Lending Office; Limitation on Additional Amounts. Each Lender agrees that upon the occurrence of any event giving rise to the operation of Section 2.09(a)(i) or (ii), Section 2.09(b) or Section 4.04(b) or (d) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event, provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of such Section. Nothing in this Section 2.11 shall affect or postpone any of the obligations of the Borrower or the right of any Lender provided in Sections 2.09 and 4.04.
2.12 Replacement of Lenders. If any Lender becomes a Defaulting Lender or otherwise defaults in its obligations to make Loans, (y) upon the occurrence of any event giving rise to the operation of Section 2.09(a)(i) or (ii), Section 2.09(b) or Section 4.04(b) or (d) with respect to any Lender which results in such Lender charging to the Borrower increased costs in excess of those being generally charged by the other Lenders, or (z) as provided in Section 13.12(b) in the case of certain refusals by a Lender to consent to certain proposed changes, waivers, discharges or terminations with respect to this Agreement which have been approved by the Required Lenders, the Borrower shall have the right, if no Default or Event of Default then exists (or, in the case of preceding clause (z), will exist immediately after giving effect to the respective replacement), to replace such Lender (the “Replaced Lender”) with one or more other Eligible Transferee or Eligible Transferees, none of whom shall constitute a Defaulting Lender at the time of such replacement (collectively, the “Replacement Lender”) and each of whom shall be required to be reasonably acceptable to the Administrative Agent if such replacement would (in the case of the preceding clause (y)) result in a reduction of the increased costs charged to the Borrower, provided that:
(i)    at the time of any replacement pursuant to this Section 2.12, the Replacement Lender shall enter into one or more Assignment and Assumption Agreements pursuant to Section 13.04(b) (and with all fees payable pursuant to said Section 13.04(b) to be paid by the Replacement Lender) pursuant to which the Replacement Lender shall acquire all of the Commitments and outstanding Loans of the Replaced Lender and, in connection therewith, shall pay to the Replaced Lender in respect thereof an amount equal to the sum of (I) an amount equal to the principal of, and all accrued and unpaid interest on, all outstanding Loans of the Replaced Lender with respect to which such Replaced Lender is being replaced and (II) an amount equal to all accrued, but theretofore unpaid, Fees owing to the Replaced Lender pursuant to Section 3.01; and

(ii)    all obligations of the Borrower due and owing to the Replaced Lender at such time (other than those specifically described in clause (i) above in respect of which the assignment purchase price has been, or is concurrently being, paid) shall be paid in full to such Replaced Lender concurrently with such replacement.
Upon the execution of the respective Assignment and Assumption Agreement, the payment of amounts referred to in clauses (i) and (ii) above and, if so requested by the Replacement Lender, delivery to the Replacement Lender of the appropriate Note or Notes executed by the Borrower, the Replacement Lender shall become a Lender hereunder and the Replaced Lender shall cease to constitute a Lender hereunder, except with respect to indemnification provisions under this Agreement (including, without limitation, Sections 2.09, 2.10, 4.04, 12.06 and 13.01), which shall survive as to such Replaced Lender.
2.13 Defaulting Lenders. (a)  Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:
(i)    that Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 13.12;
(ii)    any amount paid by the Borrower or otherwise received by the Administrative Agent for the account of a Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity payments or other amounts) will not be paid or distributed to such Defaulting Lender, but will instead be retained by the Administrative Agent in a segregated non-interest bearing account until (subject to Section 2.13(d)) the termination of the Commitments and payment in full of all Obligations of the Borrower hereunder and will be applied by the Administrative Agent, to the fullest extent permitted by law, to the making of payments from time to time in the following order of priority: first to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent under this Agreement, second to the payment of any amounts owing by such Defaulting Lender to the Lenders (pro rata as to the respective amounts owing to each of them) under this Agreement, third to the payment of post-default interest and then current interest due and payable to the Lenders hereunder other than Defaulting Lenders, ratably among them in accordance with the amounts of such interest then due and payable to them, fourth to the payment of fees then due and payable to the Non-Defaulting Lenders hereunder, ratably among them in accordance with the amounts of such fees then due and payable to them, fifth to the ratable payment of other amounts then due and payable to the Non-Defaulting Lenders, and sixth after the termination of the Commitments and payment in full of all Obligations of the Borrower hereunder, to pay amounts owing under this Agreement to such Defaulting Lender or as a court of competent jurisdiction may otherwise direct; and
(iii)    such Defaulting Lender will not be entitled to any fees accruing during such period pursuant to Section 3.01(a) (without prejudice to the rights of the Non-Defaulting Lenders in respect of such fees).
(b)    So long as any Lender is a Defaulting Lender, such Lender will not be an Other Creditor with respect to any Interest Rate Protection Agreements, Other Hedging Agreements or Cash Management Agreements entered into while such Lender was a Defaulting Lender.
(c)    If the Borrower and the Administrative Agent agree in writing in their discretion that a Lender is no longer a Defaulting Lender, as the case may be, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any amounts then held in the segregated account referred to in Section 2.13(a)(ii)), such Lender will, to the extent applicable, purchase at par such portion of outstanding Loans of the other Lenders and/or make such other adjustments as the Administrative Agent may determine to be necessary to cause the Loans of the Lenders to be on a pro rata basis in accordance with their respective Commitments, whereupon such Lender will cease to be a Defaulting Lender and will be a Non-Defaulting Lender (and such Loans of each Lender will automatically be adjusted on a prospective basis to reflect the foregoing); provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while such Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Non-Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from such Lender’s having been a Defaulting Lender.
2.14 Extension Offer. (a) The Borrower may on one occasion no more than 60 days but no fewer than 30 days prior to the first anniversary of the Delivery Date request that all or a portion of the Commitments existing at the time of such request (each, an “Existing Commitment” and any related Loans, “Existing Loans”; each Existing Commitment and related Existing Loans together being referred to as an “Existing Class”) be converted to extend by one year from the Initial Maturity Date (any such Existing Commitments which have been so extended, “Extended Commitments” and any related Loans, “Extended Loans”) and to provide for other terms consistent with this Section 2.14. Prior to entering into the Extension Amendment (as defined below)

with respect to any Extended Commitments, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders and which such request shall be offered equally to all Lenders) (the “Extension Request”) setting forth the proposed terms of the Extended Commitments to be established thereunder, which terms shall be substantially similar to those applicable to the Existing Commitments except that (w) the final maturity date of such Extended Commitments shall be delayed to one year after the Initial Maturity Date, (x)(A) the interest rates, interest margins, rate floors, upfront fees, funding discounts, original issue discounts and premiums with respect to the Extended Commitments may be different from those for the Existing Commitments and/or (B) additional fees and/or premiums may be payable to the Lenders providing such Extended Commitments in addition to or in lieu of any of the items contemplated by the preceding clause (A), (y)(1) the undrawn revolving credit commitment fee rate with respect to the Extended Commitments may be different from such rate for Existing Commitments and (2) the Extension Amendment may provide for other covenants and terms that apply to any period after the Initial Maturity Date; provided that, notwithstanding anything to the contrary in this Section 2.14 or otherwise, (1) the borrowing and repayment (other than in connection with a permanent repayment and termination of commitments (which shall be governed by clause (3) below)) of the Extended Loans under any Extended Commitments shall be made on a pro rata basis with any borrowings and repayments of the Existing Loans under the Existing Commitments (the mechanics for which may be implemented through the Extension Amendment and may include technical changes related to the borrowing and replacement procedures of the Existing Commitments), (2) assignments and participations of Extended Commitments and Extended Loans shall be governed by the assignment and participation provisions set forth in Section 13.04 and (3) subject to the applicable limitations set forth in Section 3.02, permanent repayments of Extended Loans (and corresponding permanent reduction in the related Extended Commitments) shall be permitted as may be agreed between the Borrower and the Lenders thereof. No Lender shall have any obligation to agree to have any of its Loans or Commitments of any Existing Class converted into Extended Loans or Extended Commitments pursuant to the Extension Request. Any Extended Commitments of any Extension Class shall constitute a separate class of commitments from Existing Commitments (together with any other Extended Commitments so established on such date).
(b)     The Borrower shall provide the Extension Request at least five (5) Business Days (or such shorter period as the Administrative Agent may determine in its reasonable discretion) prior to the date on which Lenders are requested to respond, and shall agree to such procedures, if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably, to accomplish the purpose of this Section 2.14. Any Lender (an “Extending Lender”) wishing to have all or a portion of its Commitments converted into Extended Commitments shall notify the Administrative Agent (an “Extension Election”) on or prior to the date specified in the Extension Request of the amount of its Commitments which it has elected to convert into Extended Commitments. In the event that the aggregate amount of Commitments subject to Extension Elections exceeds the amount of Extended Commitments requested pursuant to the Extension Request, Commitments subject to Extension Elections shall be converted to Extended Commitments on a pro rata basis based on the amount of Commitments included in each such Extension Election or as may be otherwise agreed to in the Extension Amendment.
(c)    Extended Commitments shall be established pursuant to an amendment (the “Extension Amendment”) to this Agreement (which, notwithstanding anything to the contrary set forth in Section 13.12, shall not require the consent of any Lender other than the Extending Lenders with respect to the Extended Commitments established thereby) executed by the Credit Parties, the Administrative Agent and the Extending Lenders; provided that the Extended Commitments shall be extended pursuant to the Extension Amendment only if the total of the Commitments and Loans of the Lenders that are Extended Commitments and related Extended Loans represents an amount greater than 50% of the Total Commitment in effect immediately prior to the giving effect to such Extension Amendment. It is understood and agreed that each Lender hereunder has consented, and shall at the effective time thereof be deemed to consent to each amendment to this Agreement and the other Credit Documents authorized by this Section 2.14 and the arrangements described above in connection therewith. Notwithstanding anything to the contrary in this Section 2.14(c) and without limiting the generality or applicability of Section 13.12 to any Section 2.14 Additional Amendments (as defined below), the Extension Amendment may provide for additional terms and/or additional amendments other than those referred to or contemplated above (any such additional amendment, a “Section 2.14 Additional Amendment”) to this Agreement and the other Credit Documents; provided that such Section 2.14 Additional Amendments are within the requirements of Section 2.14(a) and do not become effective prior to the time that such Section 2.14 Additional Amendments have been consented to (including, without limitation, pursuant to consents applicable to holders of the Extended Loans provided for in the Extension Amendment) by such of the Lenders, Credit Parties and other parties (if any) as may be required in order for such Section 2.14 Additional Amendments to become effective in accordance with Section 13.12.
(d)    Notwithstanding anything to the contrary contained in this Agreement, (A) on any date on which any Existing Commitments are converted to extend the related scheduled maturity date in accordance with paragraph (a) above (the “Extension Date”), in the case of the Existing Commitments of each Extending Lender, the aggregate principal amount of such Existing Commitments shall be deemed reduced by an amount equal to the aggregate principal amount of Extended Commitments so converted by such Lender on such date, and such Extended Commitments shall be established as a separate class of revolving credit commitments from the Existing Commitments (together with any other Extended Commitments so established on such date) and (B) if, on the Extension Date, any Existing Loans of any Extending Lender are outstanding under the Existing Commitments, such Existing Loans (and any related participations) shall be deemed to be allocated as Extended Loans (and related participations) in the same proportion as such Extending Lender’s Existing Commitments to Extended Commitments.
(e)    No exchange of Loans or Commitments pursuant to the Extension Amendment in accordance with this Section 2.14 shall constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement.
SECTION 3.    Commitment Fee; Fees; Reductions of Commitment.
3.01 Fees. (a)  The Borrower agrees to pay to the Administrative Agent for distribution to each Lender (subject to Section 2.13 in respect of any Defaulting Lender) with a Commitment, a commitment fee (the “Commitment Fee”) for the period from and including the Effective Date to and excluding the Maturity Date (or such earlier date on which the Total Commitment has been terminated), computed at a rate per annum equal to the Applicable Margin as in effect from time to time in respect of commitment fees multiplied by the unutilized Commitment of such Lender. Accrued Commitment Fees shall be due and payable quarterly in arrears on each Quarterly Payment Date and on the Maturity Date (or such earlier date upon which the Total Commitment is terminated).
(b)    The Borrower agrees to pay to the Administrative Agent such fees as may be agreed to in writing from time to time by the Borrower and the Administrative Agent.
3.02 Voluntary Termination of Total Unutilized Commitments.   Upon at least three Business Days’ prior written notice from an Authorized Representative of the Borrower to the Administrative Agent at the Notice Office (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Borrower shall have the right, at any time or from time to time, without premium or penalty, to terminate the Total Unutilized Commitment of any Class on a pro rata basis in whole, or reduce it in part, pursuant to this Section 3.02, in an aggregate amount of at least $10,000,000 or any whole multiple of $1,000,000 in excess thereof; provided that with respect to the Total Unutilized Commitments, any such termination or reduction shall apply proportionately and permanently to reduce the Commitments of each of the Lenders of such Class, except that, notwithstanding the foregoing, (1) each such reduction shall be applied to reduce future Scheduled Commitment Reductions as of the date of such reduction in direct order and (2) in connection with the establishment on any date of any Extended Commitments pursuant to Section 2.14, the Existing Commitments of any one or more Lenders providing any such Extended Commitments on such date shall be reduced in an amount equal to the amount of Existing Commitments so extended on such date (provided that (x) after giving effect to any such reduction and to the repayment of any Loans made on such date, the total exposure of any such Lender does not exceed the Commitment thereof (such total exposure and Commitment being determined in each case, for the avoidance of doubt, exclusive of such Lender’s Extended Commitment and any exposure in respect thereof) and (y) for the avoidance of doubt, any such repayment of Loans contemplated by the preceding clause shall be made in compliance with the requirements of Section 4.03 with respect to the ratable allocation of payments hereunder, with such allocation being determined after giving effect to any conversion pursuant to Section 2.14 of Existing Commitments and Existing Loans into Extended Commitments and Extended Loans respectively, and prior to any reduction being made to the Commitment of any other Lender).

3.03 Mandatory Reduction of Commitments. (a)  In addition to any other mandatory commitment reductions pursuant to this Section 3.03, the Total Commitment (and the Commitment of each Lender) shall terminate in its entirety on the Maturity Date.
(b)    In addition to any other mandatory commitment reductions pursuant to this Section 3.03, (i) for any Collateral Disposition under clause (i) of the definition thereof, the Borrower shall make mandatory principal prepayments of the Loans and corresponding permanent reductions of Commitments in the manner set forth in Section 3.03(f) in an amount equal to one hundred percent (100%) of the aggregate Net Cash Proceeds from such Collateral Disposition and (ii) for any Asset Disposition that does not constitute a Collateral Disposition, the Borrower shall make mandatory principal prepayments of the Loans and corresponding permanent reductions of Commitments in the manner set forth in Section 3.03(f) in an amount equal to one hundred percent (100%) of the aggregate Net Cash Proceeds from any such Asset Disposition minus the amount of such Net Cash Proceeds applied to the repayment of any other Indebtedness permitted under Section 10.04, so long as, in the case of any such other Indebtedness that is revolving Indebtedness, such repayment is accompanied by a corresponding commitment reduction. Such prepayments shall be made within three (3) Business Days after the date of receipt of Net Cash Proceeds of any such Asset Disposition(s) by such Credit Party or any of its Restricted Subsidiaries; provided that, other than with respect to a Collateral Disposition, so long as no Default or Event of Default has occurred and is continuing, no prepayment shall be required under this Section 3.03(b) to the extent that the Borrower delivers a certificate to the Administrative Agent prior to the date of any such required prepayment stating that a

Credit Party intends to reinvest Net Cash Proceeds of such Asset Disposition (other than in respect of a Collateral Disposition) in assets used or useful in the business of the Borrower and its Restricted Subsidiaries within 365 days after receipt of such Net Cash Proceeds by such Credit Party or such Restricted Subsidiary; provided further that any portion of such Net Cash Proceeds not actually reinvested as set forth above within such 365-day period shall be prepaid in accordance with this Section 3.03(b) on or before the last day of such 365-day period, unless such Credit Party or such Restricted Subsidiary has entered into a binding commitment with respect to any such reinvestment within such 365-day period, in which case, such prepayment with any portion of such Net Cash Proceeds not actually reinvested as set forth above shall not be required under this Section 3.03(b) until the date, if later, that is 365 days after the date of such commitment.
(c)    In addition to any other mandatory commitment reductions pursuant to this Section 3.03, the Borrower shall make mandatory principal prepayments of the Loans and corresponding permanent reductions of Commitments in the manner set forth in Section 3.03(f) in an amount equal to one hundred percent (100%) of the aggregate Net Cash Proceeds from any Debt Issuance by any Credit Party or any of its Restricted Subsidiaries (other than any Indebtedness permitted pursuant to Section 10.04). Such prepayment shall be made within three (3) Business Days after the date of receipt of the Net Cash Proceeds of any such Debt Issuance.
(d)    In addition to any other mandatory commitment reductions pursuant to this Section 3.03, the Borrower shall make mandatory principal prepayments of all outstanding Loans, and the Total Commitment (and the Commitment of each Lender) shall terminate in its entirety (i) if the Construction Contract is cancelled, rescinded, rendered invalid or terminated (or similar), on the earlier of the Business Day following payment under the Refund Guarantee(s) and the date falling sixty (60) days after the date of cancellation or termination, unless Pacific Drilling VIII Limited or other applicable Collateral Vessel-Owning Subsidiary fails to pursue diligently its refund rights under the Refund Guarantee(s) or any Refund Guarantee (other than a Refund Guarantee that has been replaced by a Refund Guarantee) has ceased to be in full force and effect or any refund(s) thereunder will not be sufficient to prepay the Loans in full, in which case the Loans shall be repaid on demand by the Administrative Agent, (ii) if the Construction Contract is sold or assigned other than in accordance with this Agreement, prior to the date such sale or assignment is complete, (iii) if the Collateral Rig has not been delivered to, and accepted by, Pacific Drilling VIII Limited or another Collateral Vessel-Owning Subsidiary by the Back-Stop Date, on or before the earlier of the Business Day following payment by the Refund Guarantor(s) under the Refund Guarantee(s) and the date falling thirty (30) days after the Back-Stop Date, or (iv) if there is any Event of Loss.
(e)     In addition to any other mandatory commitment reductions pursuant to this Section 3.03, the Total Commitments shall be reduced beginning on the date that is six months after the Delivery Date and on each six month anniversary thereafter by an amount equal to $20,833,333.33 (each such reduction, a “Scheduled Commitment Reduction”).
(f)     Each mandatory commitment reduction or termination pursuant to Sections 3.03 (b), (c), (d) and (e) shall be applied to proportionately reduce or terminate, as the case may be, the Commitment of each Lender, in proportion to their respective Percentages, except that each such reduction shall be applied to reduce future Scheduled Commitment Reductions as of the date of such reduction in direct order.
SECTION 4.    Prepayments; Payments; Taxes.
4.01 Voluntary Prepayments.   The Borrower shall have the right to prepay the Loans, without premium or penalty, in whole or in part at any time and from time to time on the following terms and conditions:
(i)    an Authorized Representative of the Borrower shall give the Administrative Agent prior to 12:00 Noon (New York time) at the Notice Office at least three Business Days prior written notice (or telephonic notice promptly confirmed in writing) of its intent to prepay such Loans, which notice (in each case) shall specify the amount of such prepayment and which notice the Administrative Agent shall promptly transmit to each of the Lenders;
(ii)    partial prepayments shall be in an aggregate amount of $500,000 or a whole multiple of $100,000 in excess thereof with respect to Base Rate Loans and $5,000,000 or a whole multiple of $1,000,000 in excess thereof with respect to Eurodollar Rate Loans, and shall be applied on a pro rata basis to the outstanding amount of the Loans included in such prepayment; and
(iii)    at the time of any prepayment of Loans pursuant to this Section 4.01 on any date other than the last day of the Interest Period applicable thereto, the Borrower shall pay the amounts required to be paid pursuant to Section 2.10.

Notwithstanding the foregoing (and as provided in clause (1) of the proviso to Section 2.14(a)), the Borrower may not prepay Extended Loans unless such prepayment is accompanied by a pro rata repayment of Existing Loans under the Existing Commitments (or such Loans and Commitments of the Existing Class have otherwise been repaid and terminated in full).

4.02 Mandatory Repayments. (a)  On any day on which the aggregate outstanding principal amount of Loans (after giving effect to all other repayments thereof on such date) exceeds the Total Commitment at such time, the Borrower shall repay on such date the principal of Loans in an amount equal to such excess.
(b)    Subject to the penultimate paragraph of Section 6, on any day prior to the Zonda Mortgage Date and the Satisfaction of the Satisfactory Drilling Contract Condition on which the aggregate outstanding principal amount of Loans (after giving effect to all other repayments thereof on such date) exceeds $350,000,000, the Borrower shall repay on such date the principal of Loans in an amount equal to such excess.
(c)    With respect to each repayment of Loans required by this Section 4.02, the Borrower may designate the specific Borrowing or Borrowings to which such repayment shall apply, provided that (i) repayments of Loans pursuant to this Section 4.02 may only be made on the last day of an Interest Period applicable thereto unless all Loans with Interest Periods ending on such date of required repayment have been paid in full and (ii) each repayment of Loans made pursuant to a Borrowing shall be applied pro rata among such Loans. In the absence of a designation by the Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its sole discretion.
(d)    Notwithstanding anything to the contrary contained elsewhere in this Agreement, all then outstanding Loans shall be repaid in full on the Maturity Date.
4.03 Method and Place of Payment. Except as otherwise specifically provided herein, all payments under this Agreement and under any Note shall be made to the Administrative Agent for the account of the Lender or Lenders entitled thereto not later than 12:00 Noon (New York time) on the date when due and shall be made in Dollars in immediately available funds at the Payment Office. Any payments under this Agreement or under any Note which are made later than 12:00 Noon (New York time) on any day shall be deemed to have been made on the next succeeding Business Day. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension.
4.04 Net Payments; Taxes. (a) All payments made by any Credit Party hereunder or under any other Credit Document will be made without setoff, counterclaim or other defense.
(b)    Any and all payments by or on account of any obligation of any Credit Party under any Credit Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Credit Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings of Indemnified Taxes applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.
(c)    The Credit Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.
(d)    The Credit Parties shall jointly and severally indemnify each Recipient, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided, however, that the Borrower shall not be required to indemnify a Recipient pursuant to this Section 4.04(d) for any Indemnified Taxes unless such Recipient (or the Administrative Agent, on such Recipient’s behalf) notifies the Borrower of the indemnification claim for such Indemnified Taxes no later than nine months after the earlier of (i) the date on which the relevant Governmental Authority makes written demand upon such Recipient for payment of such Indemnified Taxes, and (ii) the date on which such Recipient has made payment of such Indemnified Taxes to the relevant Governmental Authority (except that, if the Indemnified Taxes imposed or asserted giving rise to such claims is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof). A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.
(e)    Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Credit Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Credit Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 13.04(a) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Credit Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).
(f)    As soon as practicable after any payment of Taxes by any Credit Party to a Governmental Authority pursuant to this Section 4.04, such Credit Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.
(g)     Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment, exercised in good faith, such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.
(h)     If a payment made to a Recipient under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Recipient were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Recipient shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Recipient has complied with such Recipient’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (h), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.
(i)    If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 4.04 (including by the payment of additional amounts pursuant to this Section 4.04), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 4.04 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (i) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (i), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (i) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.
(j)    Each party’s obligations under this Section 4.04 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.
(k)    For purposes of this Section 4.04, the term “applicable law” includes FATCA.
4.05 Application of Proceeds. (a) All monies collected by the Administrative Agent upon any sale or other disposition of the Collateral of each Credit Party, together with all other monies received by the Administrative Agent under and in accordance with this Agreement and the other Credit Documents (including, without limitation, as a result of any distribution in respect of the Collateral in any bankruptcy, insolvency or similar proceeding) (except to the extent released in accordance with the applicable provisions of this Agreement or any other Credit Document), shall be applied to the payment of the Secured Obligations as follows:
(i)    first, to the payment of all amounts owing to the Administrative Agent of the type described in clauses (iii) and (iv) of the definition of “Secured Obligations”;
(ii)    second, to the extent proceeds remain after the application pursuant to the preceding clause (i), an amount equal to the outstanding Secured Obligations constituting fees, interest, reimbursable expenses and indemnities shall be paid to the Secured Creditors as provided in Section 4.05(d) hereof, with each Secured Creditor receiving an amount equal to the outstanding amount of such Secured Obligations owing to such Secured Creditor, or, if the proceeds are insufficient to pay in full all such Secured Obligations, its Pro Rata Share of the amount remaining to be distributed;
(iii)    third, to the extent proceeds remain after the application pursuant to the preceding clauses (i) and (ii), an amount equal to the outstanding Secured Obligations constituting principal and other amounts shall be paid to the Secured Creditors as provided in Section 4.05(d) hereof, with each Secured Creditor receiving an amount equal to the outstanding amount of such Secured Obligations owing to such Secured Creditor, or, if the proceeds are insufficient to pay in full all such Secured Obligations, its Pro Rata Share of the amount remaining to be distributed;
(iv)    fourth, to the extent proceeds remain after the application pursuant to the preceding clauses (i) through (iii), inclusive, and following the termination of this Agreement and the Credit Documents in accordance with their terms, to the relevant Credit Party or to whomever may be lawfully entitled to receive such surplus.
(b)    For purposes of this Agreement, “Pro Rata Share” shall mean, when calculating a Secured Creditor’s portion of any distribution or amount, that amount (expressed as a percentage) equal to a fraction the numerator of which is the then unpaid amount of such Secured Creditor’s Secured Obligations and the denominator of which is the then outstanding amount of all Secured Obligations.
(c)    If any payment to any Secured Creditor of its Pro Rata Share of any distribution would result in overpayment to such Secured Creditor, such excess amount shall instead be distributed in respect of the unpaid Secured Obligations of the other Secured Creditors, with each Secured Creditor whose Secured Obligations have not been paid in full to receive an amount equal to such excess amount multiplied by a fraction the numerator of which is the unpaid Secured Obligations of such Secured Creditor and the denominator of which is the unpaid Secured Obligations of all Secured Creditors entitled to such distribution.
(d)    All payments required to be made hereunder shall be made (x) if to the Lender Creditors, to the Administrative Agent under this Agreement for the account of the Lender Creditors, and (y) if to the Other Creditors, to the trustee, paying agent or other similar representative (each a “Representative”) for the Other Creditors or, in the absence of such a Representative, directly to the Other Creditors.
(e)    For purposes of applying payments received in accordance with this Section 4.05, the Administrative Agent shall be entitled to rely upon (i) the Administrative Agent’s records under this Agreement and (ii) the Representative for the Other Creditors or, in the absence of such a Representative, upon the Other Creditors for a determination (which each Representative for any Other Creditors and the Secured Creditors agree (or shall agree) to provide upon request of the Administrative Agent) of the outstanding Obligations and Other Obligations owed to the Lender Creditors or the Other Creditors, as the case may be. Unless it has actual knowledge (including by way of written notice from an Other Creditor) to the contrary, the Administrative Agent, shall be entitled to assume that no Interest Rate Protection Agreements or Other Hedging Agreements are in existence.
(f)    It is understood and agreed that the Credit Parties shall remain jointly and severally liable to the extent of any deficiency between the amount of the proceeds of the Collateral pledged and Liens granted by it under and pursuant to the Security Documents and the aggregate amount of the Secured Obligations of such Credit Party.
SECTION 5.    Conditions Precedent to Effective Date. The obligation of each Lender to make Loans under the Revolving Facility, shall become effective on and as of the first date (the “Effective Date”) on which the following conditions have been satisfied or waived in accordance with Section 13.12:
5.01 Credit Documents. The Administrative Agent and/or the Collateral Agent, as applicable, shall have received duly authorized, executed and delivered counterparts of (a) this Agreement, (b) Notes executed by the Borrower, for the account of each of the Lenders that has requested same, in each case in the amount, maturity and as otherwise provided herein and (c) each other applicable Credit Document, in each case in form reasonably satisfactory to the Lenders.
5.02 Fees, etc. The Borrower shall have paid (i) all fees due and payable under the Fee Letters and (ii) all other accrued costs, fees and expenses that are due and payable under the Credit Documents (including reasonable legal fees and expenses and the reasonable fees and expenses of any other advisors) for which an invoice has been provided to the Borrower at least three Business Days before the Effective Date and any other compensation, if any, payable to the Administrative Agent, the Lead Arrangers and the Lenders.
5.03 Officer’s Certificate. The Administrative Agent shall have received a certificate, dated the Effective Date, and signed on behalf of the Borrower by an Authorized Representative of the Borrower certifying on behalf of the Borrower that all of the conditions set forth in Sections 5.05 and 7.01 have been satisfied on such date.
5.04 Collateral and Guaranty Requirements. The Collateral and Guaranty Requirements (except for those Collateral and Guaranty Requirements that are not required to be satisfied until the Zonda Mortgage Date, pursuant to the definition of “Collateral and Guaranty Requirements”) shall have been satisfied, and each Credit Document shall be in full force and effect, or the Administrative Agent shall have waived such requirements and/or conditioned such waiver on the satisfaction of such requirements within a specified period of time.
5.05 No Material Adverse Effect; Approvals. (a)  Since December 31, 2013, there shall not have occurred a Material Adverse Effect or any event or condition that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
(b)    All necessary governmental (domestic and foreign) and material third party approvals and/or consents in connection with the transactions contemplated hereby and by the other Credit Documents shall have been obtained and remain in effect, and all applicable waiting periods with respect thereto shall have expired without any action being taken by any competent authority which, in the reasonable judgment of the Administrative Agent, restrains, prevents or imposes materially adverse conditions upon the consummation of the Transactions or the other transactions contemplated by the Credit Documents or otherwise referred to herein or therein. On the Effective Date, there shall not exist any judgment, order, injunction or other restraint issued or filed or a hearing seeking injunctive relief or other restraint pending or notified prohibiting or imposing materially adverse conditions upon the Transactions or the other transactions contemplated by the Credit Documents or otherwise referred to herein or therein.
5.06 Certificate of Financial Officer. The Administrative Agent shall have received a certificate from the chief financial officer or the treasurer of the Borrower, in form and substance reasonably acceptable to the Administrative Agent, addressed to the Administrative Agent and each of the Lenders and dated the Effective Date, certifying that, on and as of the Effective Date, and after giving effect to the Transaction and to all Indebtedness (including the Loans) being incurred or assumed and Liens created by the Credit Parties in connection therewith, (i) the Borrower will be in pro forma compliance with the financial covenants contained in Sections 10.07 and 10.08 and (ii) (x) the sum of the assets, at a fair valuation, of the Borrower, on an individual basis, and of the Borrower and its Subsidiaries, taken as a whole, will exceed their respective debts, (y) the Borrower, on an individual basis, and the Borrower and its Subsidiaries, taken as a whole, have not incurred and do not intend to incur, and do not believe that they will incur, debts beyond their respective ability to pay such debts as such debts mature, and (z) the Borrower, on an individual basis, and the Borrower and its Subsidiaries, taken as a whole, will have sufficient capital with which to conduct their respective businesses.

5.07 Financial Statements. The Lead Arrangers shall have received (i) audited consolidated financial statements of the Borrower and its Subsidiaries for each of the three fiscal years immediately preceding the Effective Date, consisting of a consolidated balance sheet and related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for such fiscal years; (ii) unaudited consolidated financial statements for any interim period or periods of the Borrower and its Subsidiaries ended after the date of the most recent audited consolidated financial statements and more than 75 calendar days prior to the Effective Date, consisting of a consolidated balance sheet and related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the three-, six-, or nine-month period, as applicable; and (iii) the Projections.
5.08 Secretary’s or Assistant Secretary’s Certificates. The Administrative Agent shall have received a certificate, dated the Effective Date and reasonably acceptable to the Administrative Agent, signed by an Authorized Representative of each Credit Party, and attested to by the secretary or any assistant secretary (or, (x) if there is no secretary or assistant secretary, an Authorized Representative, or (y) with respect to any Credit Party organized under the laws of Luxembourg, a manager or director, as applicable) of such Credit Party (other than the Authorized Representative of such Credit Party signing the certificate of such Credit Party), as the case may be, certifying (i) as to the incumbency and genuineness of the signature of each Authorized Representative of a Credit Party executing Credit Documents on behalf of such Credit Party on the Effective Date to which such Credit Party is a party and (ii) that attached thereto are true, correct and complete copies of (A) the articles or certificate of incorporation, formation or other organizational document, as applicable, of such Credit Party, and all amendments thereto, certified as of a recent date by the appropriate governmental officials in its jurisdiction of incorporation or formation, as applicable, (B) the bylaws or other governing documents, as applicable, of such Credit Party as in effect on the Effective Date and (C) resolutions duly authorized by the board of directors (or other governing body) of such Credit Party authorizing and approving the execution and delivery of, and performance under, this Agreement and the other Credit Documents to which such Credit Party is a party.
5.09 Certificates of Good Standing. (a) In respect of each Credit Party that is not a Luxembourg entity, the Administrative Agent shall have received a certificate of good standing (or similar status) dated as of a recent date of each such Credit Party under the laws of its jurisdiction of organization to the extent applicable in such jurisdiction.
(b) In respect of the Borrower and any other Credit Party that is a Luxembourg entity, the Administrative Agent shall have received a copy of an excerpt from the Luxembourg trade and companies register and an electronic certificat de non-inscription d'une decision judiciaire (certificate as to the non-inscription of a court decision), each dated as of a recent date.
5.10 Opinions of Counsel. The Administrative Agent shall have received from (a) U.S. counsel to each of the Credit Parties (which shall be Vinson & Elkins LLP or another law firm reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, (b) Luxembourg counsel to the Credit Parties (which shall be Wildgen, Partners in Law or another law firm qualified to render an opinion as to Luxembourg law reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, (c) British Virgin Islands counsel to the Credit Parties (which shall be Maples and Calder or another law firm qualified to render an opinion as to the law of the British Virgin Islands reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, and (d) Gibraltar counsel to the Credit Parties (which shall be Hassans or another law firm qualified to render an opinion as to the law of Gibraltar reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, each such opinion to be addressed to the Collateral Agent, the Administrative Agent and the Lenders (and expressly permitting reliance by permitted successors and assigns of the addressees thereof) and dated as of the Effective Date.
5.11 Construction Contract and Refund Guarantee. The Administrative Agent shall have received true, correct and complete copies of the Construction Contract and Refund Guarantee(s), together with a certificate from an Authorized Representative of the Borrower, in form and substance reasonably acceptable to the Administrative Agent, addressed to the Administrative Agent and each of the Lenders, that the Construction Contract and the Refund Guarantee(s) are in full force and effect and have not been repudiated.
5.12 PATRIOT Act. Each Credit Party shall have provided the documentation and other information to the Administrative Agent that are required by regulatory authorities under the applicable “know your customer” rules and regulations, including the PATRIOT Act, at least two Business Days in advance of the Effective Date, to the extent requested at least five Business Days in advance thereof.
SECTION 6.    Conditions Precedent to Zonda Mortgage Date. The obligation of each Lender to make aggregate outstanding Loans in excess of $350,000,000 upon the satisfaction of the Satisfactory Drilling Contract Condition shall become effective on and as of the first date (the “Zonda Mortgage Date”) on which the following conditions have been satisfied or waived in accordance with Section 13.12:
6.01 Delivery Date. The Delivery Date shall have occurred and the Administrative Agent shall have received a copy of the executed protocol of delivery and acceptance between the Builder and Pacific Drilling VIII Limited or other applicable Collateral Vessel-Owning Subsidiary, Builder’s certificate and bill of sale respecting the Collateral Rig and evidence reasonably satisfactory to the Administrative Agent that Pacific Drilling VIII Limited or any other applicable Collateral Vessel-Owning Subsidiary holds title to the Collateral Rig free and clear of all Liens except Permitted Liens.
6.02 Collateral and Guaranty Requirements. The Collateral and Guaranty Requirements that are required to be satisfied upon and after the Zonda Mortgage Date pursuant to the definition of “Collateral and Guaranty Requirements”, including the due authorization, execution and delivery to the Collateral Agent of the Collateral Rig Mortgage(s) with respect to the Collateral Rig, shall have been satisfied, and each Credit Document required to be entered into pursuant to such definition shall be in full force and effect.
6.03 Officer’s Certificate. The Administrative Agent shall have received a certificate, dated the Zonda Mortgage Date, and signed on behalf of the Borrower by an Authorized Representative of the Borrower certifying on behalf of the Borrower that:
(a)    all of the conditions set forth in Sections 6.04 and 7.01 have been satisfied on such date;
(b)    the Collateral Rig has been unconditionally delivered by the Builder to, and accepted by Pacific Drilling VIII Limited or other applicable Collateral Vessel-Owning Subsidiary under the Construction Contract, and the full contract price and all other amounts then due and payable under the Construction Contract have been duly paid in full;
(c)    the Collateral Rig has been registered in the name of Pacific Drilling VIII Limited or other applicable Collateral Vessel-Owning Subsidiary as owner in the Republic of Liberia or an Approved Flag State free and clear of all Liens other than pursuant to the Collateral Rig Mortgage with respect thereto and setting forth the name of the Collateral Rig, the official number and the jurisdiction of registration and flag of the Collateral Rig;
(d)    the Collateral Rig is in the absolute and unencumbered ownership of Pacific Drilling VIII Limited, except as otherwise permitted by the Credit Documents;
(e)    the Collateral Rig meets the criteria specified in Section 8.22(c);
(f)    the Collateral Rig Mortgage with respect to the Collateral Rig is duly registered in the ships register of the appropriate Approved Flag State against the Collateral Rig as a valid first preferred ship mortgage, free and clear of all record Liens except the Lien of the Collateral Rig Mortgage;
(g)    the Collateral Rig is insured in accordance with the provisions of this Agreement and the Collateral Rig Mortgage and all requirements therein in respect of such insurances will have been complied with;
(h)    the Collateral Rig has not suffered an Event of Loss;
(i)    the Collateral Rig has not been delivered under any Drilling Contract prior to the due recording of the Collateral Rig Mortgage with respect to the Collateral Rig in accordance with the provisions of the Credit Documents; and
(j)    to such Authorized Representative’s knowledge, after due inquiry, the Collateral Rig has been constructed in accordance with the terms of, and meets the criteria of, the Construction Contract, in all material respects.
6.04 Approvals. All necessary governmental (domestic and foreign) and material third party approvals and/or consents in connection with the transactions contemplated hereby and by the other Credit Documents to be executed on the Zonda Mortgage Date shall have been obtained and remain in effect, and all applicable waiting periods with respect thereto shall have expired without any action being taken by any Governmental Authority with competent jurisdiction which restrains, prevents or imposes materially adverse conditions upon the consummation of such transactions. On the Zonda Mortgage Date, there shall not exist any judgment, order, injunction or other restraint issued by any Governmental Authority with competent jurisdiction, or a hearing seeking injunctive relief or other restraint pending with any Governmental Authority with competent jurisdiction which prohibits or imposes materially adverse conditions upon the transactions contemplated hereby and by the other Credit Documents to be executed on the Zonda Mortgage Date or otherwise referred to herein or therein.
6.05 Secretary’s or Assistant Secretary’s Certificates. The Administrative Agent shall have received a certificate, dated the Zonda Mortgage Date and reasonably acceptable to the Administrative Agent, signed by an Authorized Representative of each Credit Party executing Credit Documents on the Zonda Mortgage Date, and attested to by the secretary or any assistant secretary (or, (x) if there is no secretary or assistant secretary, an Authorized Representative, or (y) with respect to any such Credit Party organized under the laws of Luxembourg, a manager or director, as applicable) of such Credit Party (other than the Authorized Representative of such Credit Party signing the certificate of such Credit Party), as the case may be, certifying (i) as to the incumbency and genuineness of the signature of each Authorized Representative of a Credit Party executing Credit Documents on behalf of such Credit Party on the Zonda Mortgage Date to which such Credit Party is a party and (ii) that attached thereto (or previously delivered to the Administrative Agent) are true, correct and complete copies of (A) the articles or certificate of incorporation, formation or other organizational document, as applicable, of such Credit Party, and all amendments thereto, certified as of a recent date by the appropriate governmental officials in its jurisdiction of incorporation or formation, as applicable, (B) the bylaws or other governing documents, as applicable, of such Credit Party as in effect on the Zonda Mortgage Date and (C) resolutions duly authorized by the board of directors (or other governing body) of such Credit Party authorizing and approving the execution and delivery of, and performance under, the Credit Documents being executed on the Zonda Mortgage Date to which such Credit Party is a party, or in each case, certifying as to no change since the Effective Date.
6.06 Certificates of Good Standing. (a) In respect of each Credit Party executing Credit Documents that is not a Luxembourg entity, the Administrative Agent shall have received a certificate of good standing (or similar status) dated as of a recent date of each Credit Party executing Credit Documents on the Zonda Mortgage Date under the laws of its jurisdiction of organization to the extent applicable in such jurisdiction.
(b) In respect of the Borrower and any other Credit Party executing Credit Documents on the Zonda Mortgage Date that is a Luxembourg entity, the Administrative Agent shall have received a copy of an excerpt from the Luxembourg trade and companies register and an electronic certificat de non-inscription d'une decision judiciaire (certificate as to the non-inscription of a court decision), each dated as of a recent date.
6.07 Opinions of Counsel. The Administrative Agent shall have received from (a) the Republic of Liberia counsel to the Credit Parties (which shall be Norton Rose Fulbright LLP or another law firm qualified to render an opinion as to the relevant law of the Republic of Liberia reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, or, if the Collateral Rig has been registered in another Approved Flag State, from such law firm from such Approved Flag State as reasonably acceptable to the Administrative Agent), (b) U.S. counsel to each of the Credit Parties (which shall be Vinson & Elkins LLP or another law firm reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, and (c) British Virgin Islands counsel to the Credit Parties (which shall be Maples and Calder or another law firm qualified to render an opinion as to the law of the British Virgin Islands reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, each such opinion to be addressed to the Collateral Agent, the Administrative Agent and the Lenders (and expressly permitting reliance by permitted successors and assigns of the addressees thereof) and dated as of the Zonda Mortgage Date.
Notwithstanding the foregoing or anything to the contrary contained in this Article 6, but without limitation of the requirements under Section 7, if the Satisfactory Drilling Contract Condition has been satisfied, then Loans in excess of $350,000,000 may be borrowed by the Borrower to fund amounts due on the Delivery Date for the sole purpose of making such payments before the Zonda Mortgage Date; provided that in any such circumstance, the Administrative Agent shall (A) on the date of the applicable Borrowing, preposition an amount equal to the aggregate principal amount of the Loans in excess of $350,000,000 at a bank or other financial institution (the “Builder’s Bank”) satisfactory to the Administrative Agent (on behalf of the Lenders), which funds shall be held at the Builder’s Bank in the name and under the sole control of the Administrative Agent and (B) issue a SWIFT MT 199 or other similar communication (each such communication, a “Disbursement Authorization”) authorizing the release of such funds by the Builder’s Bank on the Delivery Date upon receipt of certain of the required documents or evidence described in this Section 6 in form and substance reasonably satisfactory to the Administrative Agent (on behalf of the Lenders); and provided further, that if the Delivery Date does not occur within fifteen (15) Business Days following the relevant Borrowing date, the funds held at the Builder’s Bank shall (at the Borrower’s expense) be returned to the Administrative Agent for further distribution to the Lenders; and provided further, that notwithstanding anything to the contrary contained herein or in the Notice of Borrowing related to such Borrowing, in the event that a Loan has been prepositioned in accordance with the terms of this Section 6, the duration of the initial Interest Period applicable to the relevant Loan shall be one (1) month, which Interest Period shall terminate upon the Delivery Date and thereafter shall revert to the duration of each Interest Period elected by the

Borrower in accordance with this Agreement. Notwithstanding anything to the contrary contained in the Credit Documents, no compensation provided for in Section 2.09 shall be due in connection with any return of funds to the Lenders pursuant to the final proviso of the preceding sentence.
For the avoidance of doubt, the Disbursement Authorization described in this Section 6 may include an instruction to the Builder’s Bank to hold such funds in trust and release such funds to the Builder only upon presentation by the Builder to the Builder’s Bank of a facsimile or electronic copy of the protocol of delivery and acceptance for the Collateral Rig duly signed by the Authorized Representative of each of the Builder and Pacific Drilling VIII Limited or other applicable Collateral Vessel-Owning Subsidiary and acknowledged by a designated person acting on behalf of the Administrative Agent.
SECTION 7.    Conditions Precedent to All Credit Events. The obligation of each Lender to make Loans (including any Loans made on the Effective Date and Loans made pursuant to the penultimate paragraph of Section 6) are subject, at the time of each such Credit Event, to the satisfaction of the following conditions:
7.01 No Default; Representations and Warranties; No Material Adverse Effect. At the time of each Credit Event and also after giving effect thereto (i) there shall exist no Default or Event of Default, (ii) all representations and warranties contained herein and in each other Credit Document shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the date of such Credit Event, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of such date (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such specified date) and (iii) since December 31, 2013, there shall not have occurred a Material Adverse Effect or any event or condition that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
7.02 Notice of Borrowing. Prior to the making of each Loan, the Administrative Agent shall have received the Notice of Borrowing meeting the requirements of Section 2.03.
The acceptance by the Borrower of the benefits of each Credit Event shall constitute a representation and warranty by the Borrower to the Administrative Agent and each of the Lenders that the conditions specified in Section 7.01 have been satisfied as of the date of the applicable Credit Event. All of the Notes, certificates, legal opinions and other documents and papers referred to in Section 5, Section 6 and in this Section 7, unless otherwise specified, shall be delivered to the Administrative Agent at the Notice Office for the account of each of the Lenders and, except for the Notes, in sufficient counterparts or copies for each of the Lenders and shall be in form and substance reasonably satisfactory to the Administrative Agent.
SECTION 8.    Representations, Warranties and Agreements. In order to induce the Lenders to enter into this Agreement and to make the Loans as provided herein, the Borrower hereby makes the following representations, warranties and agreements, in each case on the Effective Date, all of which shall survive the execution and delivery of this Agreement and the Notes and the making of the Loans, with the occurrence of each Credit Event on or after the Effective Date (including the occurrence of any Credit Event pursuant to the penultimate paragraph of Section 6) being deemed to constitute a representation and warranty that the matters specified in this Section 8 are true and correct in all material respects on and as of the Effective Date and on the date of each such other Credit Event, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of such date (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such specified date).
8.01 Corporate/Limited Liability Company/Limited Partnership Status. Each of the Borrower and its Restricted Subsidiaries (other than any Inactive Subsidiary) (i) is a duly organized or incorporated and validly existing corporation, limited liability company, limited partnership, company or other business entity, as the case may be, in good standing under the laws of the jurisdiction of its organization or incorporation, (ii) has the corporate or other applicable power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and (iii) is duly qualified and is authorized to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its property or the conduct of its business requires such qualifications, except for failures to be so qualified which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except to the extent permitted by this Agreement, neither the Borrower nor any of its Restricted Subsidiaries has taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened in writing against any of them for winding up, or dissolution or for the appointment of a liquidator, administrator, receiver, administrative receiver, trustee or similar officer of any of them or any or all of their assets or revenues nor have they sought any other relief under any applicable insolvency or bankruptcy law.
8.02 Corporate Power and Authority. Each Credit Party has the corporate or other applicable power and authority to execute, deliver and perform the terms and provisions of each of the Credit Documents to which it is party and has taken all necessary corporate or other applicable action to authorize the execution, delivery and performance by it of each of such Credit Documents. Each Credit Party has duly executed and delivered each of the Credit Documents to which it is party, and each of such Credit Documents constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).
8.03 No Violation. Neither the execution, delivery or performance by any Credit Party of the Credit Documents to which it is a party, nor compliance by it with the terms and provisions thereof, (i) will contravene in any material respect any applicable provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental instrumentality, (ii) will conflict in any material respect with or result in any material breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien (except pursuant to the Security Documents) upon any of the properties or assets of any Credit Party pursuant to the terms of any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other material agreement, contract or instrument, in each case to which any Credit Party is a party or by which it or any of its property or assets is bound or to which it may be subject or (iii) will violate any provision of the certificate or articles of incorporation or by-laws (or equivalent organizational documents) of any Credit Party.
8.04 Governmental Approvals. No order, consent, approval, license, authorization or validation of, or filing, recording or registration with (except for those that have otherwise been obtained or made on or prior to the Effective Date), or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to be obtained or made by, or on behalf of, any Credit Party to authorize, or is required to be obtained or made by, or on behalf of, any Credit Party in connection with, (i) the execution, delivery and performance of any Credit Document or (ii) the legality, validity, binding effect or enforceability of any Credit Document.
8.05 Financial Statements; Financial Condition; Undisclosed Liabilities; Projections; etc.  (a)  The audited and unaudited financial statements delivered pursuant to Section 5.07, present fairly in all material respects the consolidated financial position of the Borrower and its consolidated Subsidiaries at the dates of the balance sheets contained therein and the consolidated results of the operations of the Borrower and its consolidated Subsidiaries for the periods covered thereby. All of the foregoing historical financial statements have been prepared in accordance with GAAP (except, in the case of the aforementioned quarterly financial statements, for normal year-end audit adjustments and the absence of footnotes).
(b)    On and as of the Effective Date, and after giving effect to the Transaction and to all Indebtedness (including the Loans) being incurred or assumed and Liens created by the Credit Parties in connection therewith, (i) the sum of the assets, at a fair valuation, of the Borrower, on an individual basis, and of the Borrower and its Subsidiaries, taken as a whole, will exceed their respective debts, (ii) the Borrower, on an individual basis, and the Borrower and its Subsidiaries, taken as a whole, have not incurred and do not intend to incur, and do not believe that they will incur, debts beyond their respective ability to pay such debts as such debts mature, and (iii) the Borrower, on an individual basis, and the Borrower and its Subsidiaries, taken as a whole, will have sufficient capital with which to conduct their respective businesses. For purposes of this Section 8.05(b), “debt” means any liability on a claim, and “claim” means (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
(c)    Except as fully disclosed in the financial statements referred to in Section 8.05(a), there were as of the Effective Date no liabilities or obligations with respect to the Borrower or any of its Subsidiaries of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether or not due) which, either individually or in the aggregate, could reasonably be expected to be material to the Borrower and its Subsidiaries taken as a whole. As of the Effective Date, the Borrower does not know of any reasonable basis for the assertion against it or any of its Subsidiaries of any liability or obligation of any nature whatsoever that is not fully disclosed in the financial statements referred to in Section 8.05(a) which, either individually or in the aggregate, could reasonably be expected to be material to the Borrower and its Subsidiaries taken as a whole.
(d)    On and as of the Effective Date, the Projections which have been delivered to the Administrative Agent and the Lenders prior to the Effective Date have been prepared in good faith and are based on reasonable assumptions, and there are no statements or conclusions in any of the Projections which are based upon or include information known to the Borrower to be misleading in any material respect or which fail to take into account material information known to the Borrower regarding the matters reported therein; it being recognized by the Lenders, however, that projections as to future events are not to be viewed as facts and that the actual results during the period or periods covered by the Projections may differ from the projected results.
(e)    Since December 31, 2013, there has been no change in the operations, business, properties, or financial condition of the Borrower or any of its Restricted Subsidiaries taken as a whole that has had, or would reasonably be expected to have a Material Adverse Effect.
8.06 Litigation. There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened (i) with respect to the Transaction or any Credit Document or (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
8.07 True and Complete Disclosure. All information (taken as a whole), other than Projections and other forward-looking information, furnished by or on behalf of the Borrower or its Subsidiaries in writing to the Administrative Agent or any Lender (including, without limitation, all information contained in the Credit Documents) for purposes of or in connection with this Agreement, the other Credit Documents or any transaction contemplated herein or therein is, and all other such factual information (taken as a whole), other than Projections and other forward-looking information, hereafter furnished by or on behalf of the Borrower or any of its Subsidiaries in writing to the Administrative Agent or any Lender will be, true and accurate in all material respects on the date as of which such information is dated or certified, not contain any untrue statement of a material fact and not incomplete by omitting to state any fact necessary to make such information (taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such information was provided.
8.08 Use of Proceeds; Margin Regulations. (a)  All proceeds of all Loans shall be used by the Borrower and the other Credit Parties for pre-delivery, delivery and post-delivery financing of the Collateral Rig and for the Borrower’s and its Subsidiaries’ general corporate purposes, including working capital, capital expenditures, non-hostile acquisitions and other lawful corporate purposes.
(b)    Neither the Borrower nor any of the Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock. No part of any Credit Event (or the proceeds thereof) will be used for any purpose which will violate or be inconsistent with the provisions of the Margin Regulations.
8.09 Tax Returns, Payments and Tax Treatment. The Borrower and each of its Restricted Subsidiaries have timely filed with the appropriate taxing authority all material returns, statements, forms and reports for taxes or an extension therefor (the “Returns”) required to be filed by, or with respect to the income, properties or operations of, the Borrower and/or any of its Restricted Subsidiaries. The Returns accurately reflect in all material respects all liability for taxes of the Borrower and its Restricted Subsidiaries as a whole for the periods covered thereby. Each of the Borrower and each of its Restricted Subsidiaries have paid all taxes and assessments payable by it, other than those (i) that are being contested in good faith and adequately disclosed and fully provided for on the financial statements of the Borrower and its consolidated Subsidiaries in accordance with GAAP or (ii) the failure of which to pay could not reasonably be expected to have a Material Adverse Effect. There is no action, suit, proceeding, investigation, audit or claim now pending or, to the best knowledge of the Borrower or any of its Restricted Subsidiaries, threatened by any authority regarding any taxes relating to the Borrower or any of its Restricted Subsidiaries that would have, or would reasonably be expected to have, a Material Adverse Effect. The Borrower is treated as a corporation for U.S. federal income tax purposes. No payment by or on account of any obligation of any Credit Party under any Credit Document shall be treated as income from sources within the United States for U.S. federal income tax purposes by reason of Section 884(f) of the Code or the Treasury regulations promulgated thereunder, other than any payment identified as U.S. source in a written notice provided to the Administrative Agent by the applicable Credit Party at least 35 days prior to the date such payment is made.
8.10 Compliance with ERISA. (a)  Schedule 8.10 sets forth, as of the Effective Date, the name of each Plan. Neither the Borrower nor any Subsidiary of the Borrower nor any ERISA Affiliate has ever sponsored, maintained, made any contributions to or has any liability in respect of any Plan which is subject to Title IV of ERISA or Section 302, 303 or 304 of ERISA or Section 412, 430 or 436 of the Code; each Plan has been maintained and operated in compliance in all materials respects with the provisions of ERISA and, to the extent applicable, the Code, including but not limited to the provisions thereunder respecting prohibited transactions except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. No action, suit, proceeding, hearing, audit or investigation with respect to the administration, operation or the investment of assets of any Plan (other than routine claims for benefits) is pending, expected or threatened except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. Except as would not result in a Material Adverse Effect, each group health plan (as defined in Section 607(1) of ERISA or Section 4980B(g)(2) of the Code) which covers or has covered employees or former employees of the Borrower, any Subsidiary of the Borrower, or any ERISA Affiliate has at all times been operated in compliance with the provisions of Part 6 of subtitle B of Title I of ERISA and Section 4980B of the Code. Under each employee welfare benefit plan within the meaning of Section 3(1) or Section 3(2)(B) of ERISA covering employees of the Borrower or any Subsidiary of the Borrower, no benefits are due thereunder unless the event giving rise to the benefit entitlement occurs prior to termination of employment (except as required by Title I, Subtitle B, Part 6 of ERISA) except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. The Borrower and each of its Subsidiaries and each ERISA Affiliate may cease contributions to any employee benefit plan maintained by any of them without incurring any material liability and may terminate any employee benefit plan maintained by any of them without incurring any liability that could reasonably be expected to result in a Material Adverse Effect.
(b)    Each Foreign Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. All contributions required to be made with respect to a Foreign Pension Plan have been timely made except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. Neither the Borrower nor any of its Subsidiaries have incurred any obligation in connection with the termination of, or withdrawal from, any Foreign Pension Plan, except that which would not reasonably be expected to result in a Material Adverse Effect. The present value of the accrued benefit liabilities (whether or not vested) under each Foreign Pension Plan, determined as of the end of the Borrower's most recently ended fiscal year on the basis of then current actuarial assumptions, each of which is reasonable, did not (i) materially exceed the current value of the assets of such Foreign Pension Plan (other than a severance plan or similar arrangement providing for payments on termination of employment) allocable to such benefit liabilities, or (ii) exceed the current value of the assets of a Foreign Pension Plan that is a severance plan or similar arrangement providing for payments on termination of employment, except that would not reasonably be expected to result in a Material Adverse Effect.
8.11    The Security Documents. (a) The U.S. Security Agreement is effective to create in favor of the Collateral Agent for the benefit of the Secured Creditors, legal, valid and enforceable Liens on, and security interests in, the Security Agreement Collateral and, when (i) financing statements are filed in the offices specified on Schedule 8.11 and (ii) upon the taking of possession or control by the Collateral Agent of the Security Agreement Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Collateral Agent, to the extent possession or control by the Collateral Agent is required by the U.S. Security Agreement), the Liens created by the U.S. Security Agreement shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the grantors in the Security Agreement Collateral (other than such Security Agreement Collateral in which a security interest cannot be perfected under the UCC as in effect at the relevant time in the relevant jurisdiction by the filing of a financing statement or by possession or control by the Collateral Agent), in each case subject to no Liens other than Permitted Liens.
(b)    As of the Zonda Mortgage Date and thereafter, each of the Collateral Rig Mortgages is in proper legal form under the laws of the relevant flag state for the enforcement thereof under such laws, subject only to such matters which may affect enforceability arising under the laws of the State of New York or if the Collateral Rig is registered in the Republic of Liberia, under the laws of the Republic of Liberia, and if registered under the laws of another Approved Flag State, under the laws of such Approved Flag State, and such other matters that do not substantially interfere with the practical realization of the principal benefits expressed in the Collateral Rig Mortgages, except for the economic consequences of any procedural delay that might result from such matters. To ensure the legality, validity, enforceability or admissibility in evidence of each such Collateral Rig Mortgage or other Credit Document in the relevant flag state it is not necessary that any such Collateral Rig Mortgage or other Credit Document or any other document be filed or recorded with any court or other authority in such relevant flag state, except as shall have been made or provided to the Collateral Agent or will be made or provided to the Collateral Agent, in accordance with this Agreement or such Collateral Rig Mortgage. Each Collateral Rig Mortgage executed and delivered creates in favor of the Collateral Agent for the benefit of the Secured Creditors a legal, valid, and enforceable first preferred mortgage lien over the Collateral Rig and when duly recorded in accordance with the laws of the Collateral Rig’s registry, will constitute a “preferred mortgage” within the meaning of Section 31301(6) of Title 46 of the United States Code, entitled to the benefits accorded a preferred mortgage on a foreign vessel, in the case that the Collateral Rig is not registered under the laws and flag of the United States, and in the case that the Collateral Rig is registered under the laws and flag of the United States, constitutes a “preferred mortgage” within the meaning of Section 31301(6) of Title 46 of the United States Code, entitled to the benefits accorded a preferred mortgage on a registered vessel under the laws and flag of the United States.

(c)    Each other Security Document delivered on the Effective Date, on the Zonda Mortgage Date or pursuant to Sections 9.09 and 9.11 will, upon execution and delivery thereof, be effective to create in favor of the Collateral Agent for the benefit of the Secured Creditors, legal, valid and enforceable Liens on, and security interests in, all of the Credit Parties’ right, title and interest in and to the Collateral thereunder, and (i) when all appropriate filings or recordings are made in the appropriate offices as may be required under applicable law, (ii) upon the taking of possession or control by the Collateral Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Collateral Agent, to the extent required by any Security Document), and (iii) upon the giving of notice to the Builder of the Assignment of Construction Contract and to the Refund Guarantor(s) of the Assignment(s) of Refund Guarantee(s), such Security Document will constitute fully perfected Liens on, and security interests in, all right, title and interest of the Credit Parties in such Collateral (other than such Collateral in which a security interest cannot be perfected under the UCC as in effect at the relevant time in the relevant jurisdiction by the filing of a financing statement or by possession or control by the Collateral Agent or cannot be perfected under other applicable law by the giving of notice to a contract counterparty), in each case subject to no Liens other than the applicable Permitted Liens.
8.12 Capitalization. As of the Effective Date, all of the Capital Stock of each Credit Party (other than the Borrower) is legally and beneficially owned as set forth on Schedule 8.12. Except as set forth on Schedule 8.12, all such outstanding equity interests have been duly and validly issued, are fully paid and non-assessable and have been issued free of preemptive rights.
8.13 Subsidiaries. On the Effective Date, the Borrower has no Subsidiaries other than those Subsidiaries listed on Schedule 8.13 (which Schedule identifies the correct legal name, direct owner, percentage ownership and jurisdiction of organization of each such Subsidiary on the Effective Date).
8.14 Compliance with Statutes, etc. Each of the Borrower and each of its Restricted Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property (including applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such noncompliance as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Borrower and each of its Subsidiaries are in compliance in all material respects with PATRIOT Act.
8.15 Investment Company Act. Neither the Borrower nor any of its Restricted Subsidiaries is an “investment company” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended.
8.16 Legal Names; Type of Organization (and Whether a Registered Organization); Jurisdiction of Organization; etc. Schedule 8.16 sets forth, as of the Effective Date, the legal name of the Borrower and each Subsidiary Guarantor, the type of organization of the Borrower and each Subsidiary Guarantor, whether or not the Borrower and each Subsidiary Guarantor that is a Domestic Subsidiary is a registered organization, the jurisdiction of organization of the Borrower and each Subsidiary Guarantor and the organizational identification number (if any) of the Borrower and each Subsidiary Guarantor that is a Domestic Subsidiary.
8.17 Environmental Matters.  (a) Each of the Borrower and its Restricted Subsidiaries is in compliance with all Environmental Laws and the requirements of any permits issued under such Environmental Laws except for such failures to comply that would not reasonably be expected to have a Material Adverse Effect. There are no pending or, to the knowledge of the Borrower, threatened Environmental Claims that would reasonably be expected to have a Material Adverse Effect against the Borrower or any of its Restricted Subsidiaries or any Rig, Real Property or other facility owned, leased or operated by the Borrower or any of its Restricted Subsidiaries (including any such claim to the extent known by the Borrower to exist and arising out of the ownership, lease or operation by the Borrower or any of its Restricted Subsidiaries of any Rig, Real Property or other facility formerly owned, leased or operated by the Borrower or any of its Restricted Subsidiaries but no longer owned, leased or operated by the Borrower or any of its Restricted Subsidiaries). All material licenses, permits, registrations or approvals required for the business of the Borrower and each of its Restricted Subsidiaries as currently conducted under any Environmental Law have been applied for or secured and the Borrower and each of its Restricted Subsidiaries is in compliance therewith except such noncompliance as would not reasonably be expected to have a Material Adverse Effect. There are no facts, circumstances, conditions or occurrences in respect of the business or operations of the Borrower or any of its Restricted Subsidiaries as currently conducted or planned (or, to the knowledge of the Borrower, any of the Borrower’s or any of its Restricted Subsidiaries’ respective predecessors) or any Rig, Real Property or other facility currently owned or operated by the Borrower or any of its Restricted Subsidiaries (or, to the knowledge of the Borrower, any of the Borrower’s or any of its Restricted Subsidiaries’ formerly owned or operated Rig, Real Property or other facility) that are reasonably likely (i) to form the basis of an Environmental Claim against the Borrower or any of its Restricted Subsidiaries with respect to the Borrower, any Restricted Subsidiary or any Rig, Real Property or other facility owned or operated by the Borrower or any of its Restricted Subsidiaries, or (ii) to cause such Rig, Real Property or other facility owned or operated by the Borrower or any of its Restricted Subsidiaries to be subject to any restrictions on its ownership, occupancy, use or transferability under any Environmental Law, except for, with respect to (i) such Environmental Claims, or, with respect to clause (ii), such restrictions that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)    Hazardous Materials have at all times been generated, used, treated or stored on, or transported to or from, or Released on or from, any Rig, Real Property or other facility owned, leased or operated by the Borrower or any of its Restricted Subsidiaries in a manner so as not to result in liability under Environmental Laws applicable to the country in which each Rig operates against Borrower or any of its Restricted Subsidiaries (x) during the time of such current ownership, lease or operation by the Borrower or any of its Restricted Subsidiaries or, (y) to the knowledge of the Borrower prior or subsequent to the time of such ownership, lease or operation by the Borrower or any of its Restricted Subsidiaries but only to the extent any such liability is imposed against the Borrower or any of its Restricted Subsidiaries, except, in the case of both (x) and (y) above, where such liability, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect. To the knowledge of the Borrower, Hazardous Materials have not at any time been generated, used, treated or stored on, or transported to or from, or Released on or from, any property adjoining or adjacent to any Real property or other facility of Borrower or any of its Restricted Subsidiaries, where such generation, use, treatment, storage, transportation or Release has violated or could be reasonably expected to violate any applicable Environmental law or give rise to an Environmental Claim except for such noncompliance as would not reasonably be expected to have a Material Adverse Effect.
(c)    All of the Rigs comply with all Environmental Laws except such noncompliance as would not reasonably be expected to have a Material Adverse Effect. The Borrower and its Restricted Subsidiaries have made all required payments to statutory environmental insurance schemes required under Environmental Law and other environmental insurance schemes applicable to the Borrower and its Restricted Subsidiaries except such failure to make payments as would not reasonably be expected to have a Material Adverse Effect.
8.18 No Default. Neither the Borrower nor any of its Restricted Subsidiaries is in default under or with respect to any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other agreement, contract or instrument, in each case to which the Borrower or such Restricted Subsidiary is a party or by which it or any of its property or assets is bound or to which it may be subject, except for such defaults as would not reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing.
8.19 Patents, Licenses, Franchises and Formulas. Each of the Borrower and each of its Restricted Subsidiaries owns, or has the right to use, all material patents, trademarks, trade secrets, service marks, trade names, copyrights, licenses, franchises and formulas, and has obtained assignments of all leases and other rights of whatever nature, necessary for the present conduct of its business, without any known conflict with the rights of others, except for such failures and conflicts which would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
8.20 Anti-Corruption Laws and Sanctions. The Borrower has implemented and will maintain in effect and enforce policies and procedures intended to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees, representatives and agents with Anti-Corruption Laws and applicable Sanctions. The Borrower and its Subsidiaries and, to the Borrower’s knowledge, their respective officers, employees, directors, representatives and agents, are in compliance with Anti-Corruption Laws and all applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Borrower or any of its Subsidiaries being designated as a Sanctioned Person. None of the Borrower, any Subsidiary of the Borrower or any of their respective officers, directors, employees, representatives or agents that will act in any capacity in connection with or benefit from the Revolving Facility, is a Sanctioned Person. No Collateral is or will be the subject of Sanctions and no Borrowings or any proceeds thereof will be used directly or indirectly by the Borrower or any of its Subsidiaries to finance activities or business of or with any Sanctioned Person or in any Sanctioned Country, or otherwise in a manner that would result in the violation of Anti-Corruption Laws or any Sanctions by the Borrower or any of its Subsidiaries.
8.21 Insurance. Schedule 8.21 sets forth a list of all insurance that will be maintained by each Credit Party upon and after the Delivery Date, with the amounts insured (and any deductibles) set forth therein (the “Required Insurance”).
8.22 Collateral Rig. (a)  Upon and after the Delivery Date, the Collateral Rig will be operated in all material respects in compliance with all applicable law, rules and regulations (applicable to the Collateral Rig in accordance with Section 8.22(c) and as required by the applicable Classification Society). Upon and after the Delivery Date, the Collateral Rig will be covered by all such insurance as is required in accordance with the requirements of the Collateral Rig Mortgage(s) and Section 9.03.

(b)    Each Credit Party which owns or operates or which will own or operate the Collateral Rig is qualified to own and operate the Collateral Rig under the laws of its jurisdiction of incorporation and its relevant flag state.
(c)    Upon and after the Delivery Date, the Collateral Rig will have its Classification, free of any requirement or recommendation, other than as permitted under the Collateral Rig Mortgage(s).
(d)    Following the occurrence of both the Delivery Date and the date of satisfaction of the Satisfactory Drilling Contract Condition and continuing until the one-year anniversary of the occurrence of the later of said events, a Satisfactory Drilling Contract shall be in full force and effect and no party thereto shall have rescinded, revoked or repudiated any of its obligations thereunder.
8.23 Properties. The Borrower and each of its Restricted Subsidiaries have good and marketable title to (i) upon and after the Delivery Date, the Collateral Rig, and (ii) at all times, except where a failure to have good and marketable title would not reasonably be expected to have a Material Adverse Effect, all other properties owned by them, including all property reflected in the balance sheets referred to in Section 8.05(a) (except as sold or otherwise disposed of since the date of such balance sheet in the ordinary course of business or as permitted by the terms of this Agreement). The Collateral is free and clear of all Liens other than Permitted Liens.
8.24 Form of Documentation. Each of the Credit Documents is or, when executed, will be in proper legal form under the laws of the jurisdiction which governs such documents for the enforcement thereof under such laws, as applicable, subject only to such matters which may affect enforceability arising under the law of the State of New York. To ensure the legality, validity, enforceability or admissibility in evidence of each such Credit Document under the laws of the jurisdiction which governs such document, it is not necessary that any Credit Document or any other document be filed or recorded with any court or other authority in such applicable permitted jurisdiction, except as have been made, or will be made, in accordance with the definition of “Collateral and Guaranty Requirements”.
8.25 Place of Business. None of the Credit Parties has a place of business in any jurisdiction which requires any of the Security Documents to be filed or registered in that jurisdiction to ensure the validity of the Security Documents to which it is a party unless all such filings and registrations have been made or will be made, in accordance with the definition of “Collateral and Guaranty Requirements”.
8.26 No Immunity. Neither the Borrower, nor any of its Restricted Subsidiaries is a sovereign entity or has immunity on the grounds of sovereignty or otherwise from setoff or any legal process under the laws of any jurisdiction. The execution and delivery of the Credit Documents by the Credit Parties and the performance by them of their respective obligations thereunder constitute commercial transactions.
8.27 Pari Passu Ranking. Each Credit Party’s payment obligations under the Credit Documents rank at least pari passu with the claims of all its unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.
SECTION 9.    Affirmative Covenants. The Borrower hereby covenants and agrees that from and after the Effective Date and until the Total Commitment has been terminated and no Notes are outstanding and all Loans, together with interest, Fees and all other Obligations (other than indemnities described in Section 13.13 which are not then due and payable) incurred hereunder and thereunder, are paid in full:
9.01 Information Covenants. The Borrower will furnish to the Administrative Agent, with sufficient copies for each of the Lenders:
(a)    Quarterly Financial Statements. Within 75 days after the close of the first three quarterly accounting periods in each fiscal year of the Borrower, (i) the consolidated unaudited balance sheet of the Borrower and its Subsidiaries as at the end of such quarterly accounting period and the related unaudited consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for such quarterly accounting period and for the elapsed portion of the fiscal year ended with the last day of such quarterly accounting period, in each case setting forth comparative figures for the corresponding quarterly accounting period in the prior fiscal year and comparable budgeted figures for such quarterly accounting period as set forth in the respective budget delivered pursuant to Section 9.01(e), all of which shall be certified by an Authorized Representative of the Borrower that they fairly present in all material respects in accordance with GAAP the financial condition of the Borrower and its Subsidiaries as of the dates indicated and the results of their operations for the periods indicated, subject to normal year-end audit adjustments and the absence of footnotes, and (ii) management’s discussion and analysis of the important operational and financial developments during such quarterly accounting period.
(b)    Annual Financial Statements.  Within 120 days after the close of each fiscal year of the Borrower, (A) the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for such fiscal year setting forth comparative figures for the preceding fiscal year and certified by independent certified public accountants of recognized national standing reasonably acceptable to the Administrative Agent, together with a report of such accounting firm stating that in the course of its regular audit of the financial statements of the Borrower and its Subsidiaries, which audit was conducted in accordance with generally accepted auditing standards, such accounting firm obtained no knowledge of any Default or Event of Default relating to financial or accounting matters, which has occurred and is continuing or, if in the opinion of such accounting firm such a Default or Event of Default has occurred and is continuing, a statement as to the nature and period of existence thereof (it being understood that such accounting firm shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violations), and (B) management’s discussion and analysis of the important operational and financial developments during such fiscal year.
(c)    Appraisal Reports. On or before December 31 of each fiscal year (beginning with the fiscal year ending December 31, 2015), and, upon a Default or Event of Default and during the continuance thereof, within 30 days after the written request of the Administrative Agent, appraisal reports of recent date in form and scope reasonably acceptable to the Administrative Agent, and from two Approved Appraisers, stating the then current fair market value (and each current fair market value used in such determination) of the Collateral Rig on an individual charter-free basis. All such appraisals shall be arranged by, and made at the expense of, the Borrower.
(d)    Management Letters. Promptly after the Borrower or any of its Subsidiaries’ receipt thereof, a copy of any material “management letter” received from its certified public accountants and management’s response thereto.
(e)    Budgets. No later than 60 days following the first day of each fiscal year of the Borrower (beginning with the Borrower’s fiscal year commencing on January 1, 2015), a budget for capital expenditures for the Borrower and its Subsidiaries on a consolidated basis) (i) for each of the four quarters of such fiscal year prepared in detail and (ii) for the three immediately succeeding fiscal years prepared in summary form, in each case setting forth, with appropriate discussion, the principal assumptions upon which such budget is based.
(f)    Officer’s Certificates. At the time of the delivery of the financial statements provided for in Sections 9.01(a) and (b), a compliance certificate from an Authorized Representative of the Borrower in the form of Exhibit O certifying on behalf of the Borrower that, to the best of such Authorized Representative’s knowledge after due inquiry, no Default or Event of Default has occurred and is continuing or, if any Default or Event of Default has occurred and is continuing, specifying the nature and extent thereof, which certificate shall (i) set forth in reasonable detail the calculations required to establish whether the Borrower and its Subsidiaries were in compliance with the provisions of Sections 10.07 and 10.08, at the end of such fiscal quarter or year, as the case may be, and (ii) certify that there have been no changes to any of Schedule 8.16 or any equivalent annexes or schedules to any other Security Document, in each case since the Effective Date or, if later, since the date of the most recent certificate delivered pursuant to this Section 9.01(f), or if there have been any such changes, a list in reasonable detail of such changes (but, in each case with respect to this clause (ii), only to the extent that such changes are required to be reported to the Collateral Agent pursuant to the terms of such Security Documents) and whether the Borrower and the other Credit Parties have otherwise taken all actions required to be taken by them pursuant to such Security Documents in connection with any such changes.
(g)    Notice of Default, Litigation, Event of Loss or Certain Events related to the Collateral Rig. Promptly, and in any event within three Business Days after the Borrower or any of its Subsidiaries obtains knowledge thereof, notice of (i) the occurrence of any event which constitutes a Default or an Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Borrower proposes to take with respect thereto, (ii) any litigation or governmental investigation or proceeding pending or threatened (x) against the Borrower or any of its Subsidiaries which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or (y) with respect to the Transaction or any Credit Document, (iii) any Event of Loss in respect of the Collateral Rig or any other casualty to the Collateral Rig in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $50,000,000 or the dollar equivalent amount thereof, (iv) any requirement or recommendation made by its Classification Society or by any competent authority in respect of the Collateral Rig which has not been complied with by the date by which it is required to be complied with (as extended by agreement with the Classification Society) other than any such requirement or recommendation the imposition of which is being contested in good faith by the Borrower, (v) any arrest or detention of the Collateral Rig or the exercise or purported exercise of any lien on the Collateral Rig, (vi) the Collateral Rig ceasing to be registered under the laws of its flag state or anything which is done or omitted to be done whereby such registration is reasonably likely to be imperiled, (vii) cancellation, termination or any material amendment, modification, supplement or waiver (or similar) to the Construction Contract (including material change orders or increases to the contract price thereunder by more than 5.0%) or the Refund Guarantee(s), (viii) cancellation, termination (other than the scheduled expiration) or any material amendment, modification, supplement or waiver (or similar) that decreases the rate or term under the Satisfactory Drilling Contract that occurs prior to the one-year anniversary of the later of the Delivery Date and the date of satisfaction of the Satisfactory Drilling Contract Condition and (ix) any other event, change or circumstance that has had, or would reasonably be expected to have, a Material Adverse Effect.
(h)    Fleet Status Reports. At the time of the delivery of the financial statements provided for in Sections 9.01(a) and (b), a fleet status report for the Collateral Rig in substantially the same form as the fleet status reports periodically posted by the Borrower on its website prior to the Effective Date; provided that any fleet status report posted on the Borrower’s website within 90 days prior to the time of the delivery of the financial statements provided for in Sections 9.01(a) and (b) shall satisfy the requirements of this Section 9.01(h).
(i)    Other Reports and Filings. All financial information, financial statements, proxy materials, proxy statements, and other notices, information and reports, if any, which the Borrower or any of its Subsidiaries shall file with or furnish to the SEC shall be deemed delivered to the Administrative Agent.
(j)    Environmental Matters. Promptly upon, and in any event within five Business Days after, the Borrower or any of its Subsidiaries obtains knowledge thereof, written notice of any of the following environmental matters occurring after the Effective Date, except to the extent that such environmental matters would not, either individually or when aggregated with all other such environmental matters, reasonably be expected to have a Material Adverse Effect:
(i)    any Environmental Claim pending or threatened in writing against the Borrower or any of its Subsidiaries or any Rig, Real Property or other facility which is owned or leased by the Borrower or any of its Subsidiaries or upon which the Borrower or any of its Subsidiaries operate;
(ii)    any condition or occurrence on or arising from any Rig which is owned or leased by the Borrower or any of its Subsidiaries or upon which the Borrower or any of its Subsidiaries operate, that (a) results in noncompliance by the Borrower or such Subsidiary with any Environmental Law or (b) would reasonably be expected to form the basis of an Environmental Claim against the Borrower or any of its Subsidiaries or any such Rig, Real Property or other facility;
(iii)    any condition or occurrence on any Rig, Real Property or other facility owned or leased or upon which operations are conducted by the Borrower or any of its Subsidiaries that would reasonably be expected to cause such Rig, Real Property or other facility to be subject to any restrictions on the ownership, occupancy, leasing, operation or transferability by the Borrower or such Subsidiary of or upon such Rig, Real Property or other facility under any Environmental Law; and
(iv)    the taking of any removal or remedial action in response to the actual or alleged presence or Release of any Hazardous Material at, on, under or from any Rig, Real Property or other facility which is owned or leased or upon which operations are conducted by the Borrower or any of its Subsidiaries as required by any Environmental Law or any Governmental Authority; provided that in any event the Borrower shall deliver to the Administrative Agent, within five Business Days of receipt, all notices received by the Borrower or any of its Subsidiaries from any Governmental Authority or other Person which expressly notify the Borrower or any of its Subsidiaries of potential liability under CERCLA, OPA or other Environmental Laws, and which such liability, with respect to the Borrower or Subsidiary, individually or when aggregated, are reasonably expected to have a Material Adverse Effect.
All such written notices to the Administrative Agent shall describe in reasonable detail to the extent known to Borrower the nature of the claim, investigation, condition, occurrence or removal or remedial action and the Borrower’s or such Subsidiary’s response thereto. In addition, the Borrower will provide the Administrative Agent with copies of all material communications with and reports issued to any Governmental Authority and all material communications with any other Person relating to any Environmental Claim of which notice is required to be given pursuant to this Section 9.01(j), and such reports of any such Environmental Claim as may reasonably be requested by the Administrative Agent or the Required Lenders.
(k)    Surveys. The Borrower shall, or shall cause the Collateral Vessel-Owning Subsidiaries to, submit the Collateral Rig to such periodical or other surveys as may be required for classification purposes and, if so required by the

Administrative Agent, the Borrower, or shall cause the Collateral Vessel-Owning Subsidiaries to, shall supply to the Administrative Agent copies of all survey reports in respect thereof.
(l)    Other Information. The Borrower shall deliver such other information or documents (financial or otherwise) regarding the financial condition, business and operations of the Borrower or any of its Restricted Subsidiaries, including regarding the Collateral Rig, its employment, position and engagements, particulars of all towages and salvages and copies of all charters and other contracts for its employment or otherwise concerning the Collateral Rig (other than any Drilling Contract), as the Administrative Agent on its own behalf or on behalf of the Required Lenders may reasonably request from time to time.
9.02 Books, Records and Inspections. (a) The Borrower will, and will cause each of its Restricted Subsidiaries to, keep proper books of record and account in which full, true and correct entries, in conformity in all material respects with GAAP and all requirements of law, shall be made of all dealings and transactions in relation to its business.  The Borrower will, and will cause each of its Restricted Subsidiaries to, permit officers and designated representatives of the Administrative Agent and the Lenders as a group to visit and inspect, under guidance of officers of the Borrower or any of its Restricted Subsidiaries, any of the properties of the Borrower or its Restricted Subsidiaries, and to examine the Drilling Contract(s) and the books of account of the Borrower or such Restricted Subsidiaries and discuss the affairs, finances and accounts of the Borrower or such Restricted Subsidiaries with, and be advised as to the same by, its and their officers and independent accountants (provided that representatives of the Borrower shall be party to any such discussions with such independent accountants), all upon reasonable advance notice and at such reasonable times and intervals and to such reasonable extent as the Administrative Agent or such Lender may request.  For the avoidance of doubt, unless (i) an Event of Default shall have occurred and be continuing or (ii) due to an action or omission of the Borrower or its Restricted Subsidiaries, the Administrative Agent or any Lender shall have determined that a visitation or inspection is necessary in order to protect the interests of the Lender Creditors and shall have provided written notice to Borrower specifying the reasons for such determination, the costs and expenses of the Administrative Agent and the Lenders for such visits and inspections shall be for the account of the Lender or Lenders requesting such visits and inspections.  Notwithstanding anything in the foregoing to the contrary, visits and inspections of Rigs shall be limited to the Collateral Rig.
(b)    At a date to be mutually agreed upon between the Administrative Agent and the Borrower occurring on or prior to the 120th day after the close of each fiscal year of the Borrower, the Borrower will, at the request of the Administrative Agent, hold a meeting with all of the Lenders at which meeting will be reviewed the financial results of the Borrower and its Subsidiaries for the previous fiscal year and the budgets presented for the current fiscal year of the Borrower.
9.03 Maintenance of Property; Insurance. (a) The Borrower will, and will cause each of its Restricted Subsidiaries to, (i) keep all material property necessary to the business of the Borrower and its Restricted Subsidiaries in good working order and condition (ordinary wear and tear and loss or damage by casualty or condemnation excepted) with such exceptions as would not reasonably be expected to have a Material Adverse Effect, (ii) maintain with financially sound and reputable insurance companies insurance on the Collateral Rig and other properties of the Borrower and its Restricted Subsidiaries, with respect to the Collateral Rig upon and after the Delivery Date, the Required Insurance, and with respect to all other properties, in at least such amounts and against all such risks as is consistent and in accordance with normal industry practice for similarly situated insureds and (iii) furnish to the Administrative Agent, at the written request of the Administrative Agent or any Lender, a complete description of the material terms of insurance carried on the Collateral Rig.
(b)    The Borrower will, and will cause each of the Collateral Vessel-Owning Subsidiaries to, at all times upon and after the Delivery Date keep the Collateral Rig insured in favor of the Collateral Agent, and all policies or certificates (or certified copies thereof) with respect to such insurance (i) shall be endorsed to the Collateral Agent’s satisfaction for the benefit of the Collateral Agent (including, without limitation, by naming the Collateral Agent as loss payee and/or additional insured, as its interests may appear), (ii) shall state that such insurance policies shall not be canceled without at least 10 days’ prior written notice thereof by the respective insurer to the Collateral Agent, and (iii) shall provide that the respective insurers irrevocably waive any and all rights of subrogation with respect to the Collateral Agent and the other Secured Creditors.
(c)    If the Borrower, or any of the Collateral Vessel-Owning Subsidiaries shall fail to maintain insurance in accordance with this Section 9.03, or if the Borrower, or any of the Collateral Vessel-Owning Subsidiaries shall fail to so endorse and deposit all policies or certificates with respect thereto, the Administrative Agent shall have the right (but shall be under no obligation) to procure such insurance and the Borrower agrees to reimburse the Administrative Agent for all reasonable costs and expenses of procuring such insurance.
9.04 Existence; Franchises. The Borrower will, and will cause each of its Restricted Subsidiaries to, do or cause to be done all things necessary to preserve and keep in full force and effect its existence (except to the extent that to do so would result in any Restricted Subsidiary of the Borrower forgoing any right or power which, under applicable law, it may not forgo)

and its material rights, franchises, licenses, permits, copyrights, trademarks and patents (if any) used in its business except where such existence or the loss of such rights, franchises, licenses, permits, copyrights, trademarks and patents would not reasonably be expected to have a Material Adverse Effect; provided, however, that nothing in this Section 9.04 shall prevent (i) sales or other dispositions of assets, consolidations, mergers, dissolutions or liquidations by or involving the Borrower or any of its Restricted Subsidiaries which are permitted in accordance with Section 10.02 or (ii) the withdrawal by the Borrower or any of its Restricted Subsidiaries of its qualification as a foreign corporation, partnership or limited liability company, as the case may be, in any jurisdiction if such withdrawal would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
9.05 Compliance with Statutes, etc. The Borrower will, and will cause each of its Restricted Subsidiaries to, (i) comply with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property (including applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), and all applicable rules and regulations of the American Bureau of Shipping or other Classification Society (in accordance with Section 8.22(c)), except such noncompliances as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) comply in all material respects with all obligations it might have under the PATRIOT Act and with Anti-Corruption Laws, and (iii) comply in all respects with Sanctions applicable to the Borrower or any of its Subsidiaries. The Borrower will, and will cause each of its Restricted Subsidiaries to, obtain and maintain all applicable certifications of compliance available with respect to the foregoing.
9.06 Compliance with Environmental Laws. (a)  The Borrower will, and will cause each of its Restricted Subsidiaries to, comply in all material respects with all Environmental Laws and applicable permits required under Environmental Laws and will pay or cause to be paid all costs and expenses incurred in connection with such compliance (except to the extent such costs or expenses are being contested in good faith), and will keep or cause to be kept the Collateral Rig free and clear of any Liens imposed pursuant to such Environmental Laws. The Borrower and its Restricted Subsidiaries will generate, use, treat, store, Release or dispose of, and will permit the generation, use, treatment, storage, Release or disposal of, Hazardous Materials at, on or from any Rig, Real Property or other facility now or hereafter which is owned or leased or upon which operations are conducted by the Borrower or any of its Restricted Subsidiaries, and will transport and permit the transportation of Hazardous Materials to or from any Rigs, Real Properties or other facilities in compliance with all Environmental Laws except for such non-compliance as would not reasonably be expected to have a Material Adverse Effect.
(b)    At the written request of the Administrative Agent or the Required Lenders, which request shall be reasonable, made in good faith and specify in reasonable detail the basis therefor, the Borrower will provide, at the Borrower’s sole cost and expense, an environmental assessment of any Rig by an environmental consultant reasonably acceptable to the Administrative Agent, which shall assess the Rig’s compliance with Environmental Law, the Release or threatened Release of Hazardous Materials, and the potential costs of addressing any non-compliance or Release or threatened Release of Hazardous Materials; provided, however, that such request may be made only if and to the extent that (i) there has occurred and is continuing an Event of Default, (ii) circumstances exist that reasonably would be expected to form the basis of an Environmental Claim constituting a Material Adverse Effect against any Credit Party or the Collateral Rig, or (iii) with regard to any Subsidiary of the Borrower which is not a Credit Party or with regard to a Rig which is not the Collateral Rig, circumstances exist that reasonably would be expected to form the basis of any Environmental Claim constituting a Material Adverse Effect. If the Borrower fails to provide the environmental assessment as obligated herein within a reasonable time, given the scope, timing and duration of the original and any supplemental requests made, and absent any legal dispute amongst the parties regarding the same, the Administrative Agent may order the same, and the Borrower shall grant and hereby grants to the Administrative Agent and the Lenders and their agents non-exclusive access to such Rig and specifically grants the Administrative Agent and the Lenders an irrevocable non-exclusive license, subject to the rights of tenants, to undertake such reasonable assessment, all at the Borrower’s expense.
(c)    Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, the Borrower shall at its sole expense: (i) timely obtain or file, and shall cause each Subsidiary to timely obtain or file, all notices, permits, licenses, exemptions, approvals, registrations or other authorizations, if any, required under Environmental Laws to be obtained or filed in connection with the operation or use of the Borrower’s or its Restricted Subsidiaries’ properties; (ii) promptly commence and diligently prosecute to completion, and shall cause each Restricted Subsidiary to promptly commence and diligently prosecute to completion, any assessment, evaluation, investigation, monitoring, containment, cleanup, removal, repair, restoration, remediation or other remedial obligations (collectively, the “Remedial Work”) in the event and to the extent any Remedial Work is required or reasonably necessary under Environmental Laws because of or in connection with the actual or suspected past or present disposal or other Release of any Hazardous Materials on, under or from any of the Borrower’s or its Restricted Subsidiaries’ Rigs, Real Properties or other facilities for which the Borrower or its Restricted Subsidiaries is required to undertake pursuant to Environmental Law (except to the extent such Remedial Work is being contested in good faith by the Borrower or its Restricted Subsidiaries) or is otherwise liable; and (iii) establish and implement, and shall cause each Restricted Subsidiary to establish and implement, such reasonable procedures as may be necessary to determine and assure that the Borrower’s and its Restricted Subsidiaries’ obligations under this Section 9.06(c) are timely satisfied.
9.07 ERISA. As soon as possible and, in any event, within ten (10) days after the Borrower, any Subsidiary or any ERISA Affiliate knows or has reason to know of the occurrence of any of the following except to the extent such occurrence would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Borrower will deliver to each of the Lenders a certificate of an Authorized Representative of the Borrower setting forth the full details as to such occurrence and the action, if any, that the Borrower, such Subsidiary or such ERISA Affiliate is required or proposes to take, together with any notices required or proposed to be given or filed by the Borrower, such Subsidiary, the Plan administrator or such ERISA Affiliate to or with any government agency, or a Plan participant and any notices received by the Borrower, such Subsidiary or ERISA Affiliate from any government agency, or a Plan participant with respect thereto: that any contribution required to be made with respect to a Plan or Foreign Pension Plan has not been timely made; or that the Borrower or any Subsidiary of the Borrower may incur any material liability pursuant to any employee welfare benefit plan (as defined in Section 3(1) of ERISA) that provides benefits to retired employees or other former employees (other than as required by Section 601 of ERISA) or any Plan or any Foreign Pension Plan. Upon request by the Administrative Agent or any Lender, the Borrower will deliver to the Administrative Agent or each such Lender, as the case may be, a complete copy of the annual report (on Internal Revenue Service Form 5500-series) of each Plan (including, to the extent required, the related financial and actuarial statements and opinions and other supporting statements, certifications, schedules and information) required to be filed with the Internal Revenue Service. In addition to any certificates or notices delivered to the Lenders pursuant to the first sentence hereof, copies of any records, documents or other information required to be furnished to any government agency, and any notices received by the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate with respect to any Plan or Foreign Pension Plan from any government or governmental agency shall be delivered to the Administrative Agent no later than twenty (20) days after the date such records, documents and/or information have been furnished to any government agency or such notice has been received by the Borrower, the Subsidiary or the ERISA Affiliate, as applicable, to the extent such records, documents other information or notices relate to matters that could, either individually or in the aggregate, reasonably be expected to result in the imposition of material liability on the Borrower, Subsidiary or an ERISA Affiliate. The Borrower and each of its applicable Subsidiaries shall ensure that all Foreign Pension Plans administered by it obtains or retains (as applicable) registered status under and as required by applicable law and is administered in a timely manner in all respects in compliance with all applicable laws except where the failure to do any of the foregoing would not be reasonably likely to result in a Material Adverse Effect.
9.08 Payment of Taxes. The Borrower will pay and discharge, and will cause each of its Restricted Subsidiaries to pay and discharge, all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any properties belonging to it, in each case on a timely basis, and all lawful claims which, if unpaid, might become a Lien or charge upon any properties of the Borrower or any of its Restricted Subsidiaries not otherwise permitted under Section 10.01(i) except such noncompliance as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided that neither the Borrower nor any of its Restricted Subsidiaries shall be required to pay any such tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings if it has maintained adequate reserves with respect thereto in accordance with GAAP.
9.09 Additional Security; Additional Guarantors; Further Assurances. (a) The Borrower will, and will cause each of its Restricted Subsidiaries to, at any time and from time to time, (x) at the expense of the Borrower or such Restricted Subsidiary, promptly execute and deliver all further instruments and documents, and take all further action, that may be reasonably necessary, or that the Administrative Agent may reasonably require, to perfect, preserve, protect and maintain any Lien granted or purported to be granted hereby or by the other Credit Documents, or to enable the Collateral Agent to exercise and enforce its rights and remedies with respect to any Collateral and (y) keep on board the Collateral Rig each such document or record as may be required by law and cause such particulars relating to the relevant Collateral Rig Mortgage to be recorded as may be required by law. Without limiting the generality of the foregoing, the Borrower will execute and file, or cause to be filed, such financing or continuation statements under the UCC (or any non-U.S. equivalent thereto), or amendments thereto, such amendments or supplements to any Collateral Rig Mortgage, and such other instruments or notices, as may be reasonably necessary, or that the Administrative Agent may reasonably require, to perfect, preserve, protect and maintain the Liens granted or purported to be granted hereby and by the Credit Documents.
(b)    The Borrower and the other Credit Parties hereby authorize the Collateral Agent to file one or more financing or continuation statements under the UCC (or any non-U.S. equivalent thereto), and amendments thereto, relative to all or any part of the Collateral without the signature of the Borrower or any other Credit Party, where permitted by law. The Collateral Agent will promptly send the Borrower a copy of any financing or continuation statements which it may file without the signature of the Borrower or any other Credit Party and the filing or recordation information with respect thereto.

(c)    (I) If at any time (w) any Subsidiary of the Borrower becomes a Collateral Vessel-Owning Subsidiary, (x) any Collateral Vessel-Owning Subsidiary forms or acquires any new direct or indirect Restricted Subsidiary that would be required to become a Subsidiary Guarantor in accordance with the definition thereof, (y) any Subsidiary of the Borrower becomes an Equity-Owning Subsidiary or (z) any Subsidiary of the Borrower becomes an Internal Charterer (each such new or additional Collateral Vessel-Owning Subsidiary, Equity-Owning Subsidiary, Internal Charterer or Restricted Subsidiary, an “Additional Subsidiary Guarantor”), such Additional Subsidiary Guarantor shall be required to execute and deliver to the Administrative Agent or Collateral Agent, as applicable, a supplement to each of the U.S. Subsidiary Guaranty and (other than in the case of an Equity-Owning Subsidiary) the U.S. Security Agreement, in each case, substantially in the form attached thereto (and/or, in the case of Foreign Subsidiaries of the Borrower, upon the request of the Administrative Agent and based on advice of local counsel, such Foreign Subsidiary Guaranties as would have been entered into by the respective Additional Subsidiary Guarantor if same had been a Subsidiary Guarantor on the Effective Date (determined in accordance with the criteria described in the definition of “Collateral and Guaranty Requirements”)), and in each case shall take all actions in connection therewith as would otherwise have been required to be taken pursuant to Section 5 if such Subsidiary had been a Credit Party on the Effective Date and, if after the Delivery Date, Section 6, including delivery of legal opinions and, with respect to new or additional Collateral Vessel-Owning Subsidiaries, the execution and delivery of Assignments of Construction Contract, Assignments of Refund Guarantees or Collateral Rig Mortgages, as applicable. The Borrower agrees that each action required above by this Section 9.09(c)(I) shall be completed contemporaneously with (or, except with respect to Collateral Rig Mortgages, within 30 days of) such Subsidiary becoming an Additional Subsidiary Guarantor.
(II)    If at any time any Subsidiary of the Borrower becomes an Equity-Owning Subsidiary, such Subsidiary shall be required to execute and deliver to the Collateral Agent, counterparts of or a supplement (substantially in the form attached thereto), as applicable, to the U.S. Pledge Agreement (and/or, in the case of Foreign Subsidiaries of the Borrower, upon the request of the Administrative Agent and based on advice of local counsel, such Foreign Pledge Agreements as would have been entered into by the respective Equity-Owning Subsidiary if same had been an Equity-Owning Subsidiary on the Effective Date (determined in accordance with the criteria described in the definition of “Collateral and Guaranty Requirements”)) and shall take all actions in connection therewith as would otherwise have been required to be taken pursuant to Section 5 if such Subsidiary had been an Equity-Owning Subsidiary on the Effective Date, including delivery of legal opinions. The Borrower agrees that each action required above by this Section 9.09(c)(II) shall be completed contemporaneously with (or within 30 days of) such Subsidiary becoming an Equity-Owning Subsidiary.
(d)    The Borrower and the other Credit Parties shall cause the conditions to the Zonda Mortgage Date set forth in Sections 6.02 through 6.07 to be satisfied within three (3) Business Days of the Delivery Date.
(e)    The Borrower will promptly, but in any event within five (5) Business Days, notify the Administrative Agent, in writing, of any appointment of or termination of the appointment of, an Approved Manager. Prior to or concurrently with the execution and delivery of any Management Agreement, the Borrower will cause the relevant Collateral Vessel-Owning Subsidiary and Approved Manager to execute and deliver to the Administrative Agent an Assignment of Management Agreement. Prior to or concurrently with the execution and delivery of any Internal Charter, the Borrower will cause the relevant Collateral Vessel-Owning Subsidiary and Internal Charter to execute and deliver to the Administrative Agent an Assignment of Internal Charter.
(f)    The Borrower will cause each obligor and obligee of any loan, advance or other extension of credit (including, without limitation, pursuant to guarantees thereof or security therefor), in each case, made to a Credit Party by any Subsidiary of the Borrower that is not a Credit Party prior to the extension or incurrence of such loan, advance or other extension of credit, to execute and deliver to the Administrative Agent a supplement to the Intercompany Subordination Agreement substantially in the form attached thereto.
(g)    At the reasonable written request of any counterparty to an Interest Rate Protection Agreement, an Other Hedging Agreement or a Cash Management Agreement entered into after the Effective Date (to the extent permitted under this Agreement to be entered into and secured) by one or more Lenders or any Affiliate thereof (even if, after the entry into such Interest Rate Protection Agreement, Other Hedging Agreement or Cash Management Agreement, the respective Lender subsequently ceases to be a Lender for any reason), with any Credit Party that shall be a party to a Collateral Rig Mortgage and, at the written direction of the Administrative Agent, such Credit Party shall agree with the mortgagee thereunder to an amendment to such Collateral Rig Mortgage that shall result in the obligations under such Interest Rate Protection Agreement, Other Hedging Agreement or Cash Management Agreement becoming additional secured obligations under each Collateral Rig Mortgage (and causing such obligations to be secured on such basis as set forth in this Agreement or in the U.S. Security Agreement), and cause the same to be promptly and duly recorded, and such amendment shall be in form and substance reasonably satisfactory to the Administrative Agent.

9.10 Use of Proceeds. The Borrower and its Subsidiaries will use the proceeds of the Loans only as provided in Section 8.08.
9.11 Collateral Rig. The Borrower shall, and shall cause each Collateral Vessel-Owning Subsidiary to comply with the following requirements with respect to the Collateral Rig upon and after the Delivery Date (provided that during any period when the Collateral Rig is employed on a demise charter, the charterer’s performance of corresponding obligations under the relevant demise charter shall discharge the obligations of the Borrower and the applicable Collateral Vessel-Owning Subsidiary):
(a)    maintain the registration of the Collateral Rig under the registry of the Republic of Liberia or another Approved Flag State and shall not do or omit to do anything or suffer any act or omission whereby such registration is reasonably likely to be forfeited or imperiled;
(b)    comply with all legislation of the primary flag state and all other legislation, regulations and requirements of any government, governmental agency or other regulatory authority (statutory or otherwise) from time to time applicable to the Collateral Rig;
(c)    (i) at all times keep the Collateral Rig in good running order and repair, so that the Collateral Rig shall be, insofar as due diligence can make them so, tight, staunch, strong and well and sufficiently tackled, appareled, furnished, equipped and in every respect seaworthy and will keep the Collateral Rig, or cause it to be kept, in such condition as will entitle it to maintain its Classification, free of any requirement or recommendation affecting class which has not been complied with in accordance with its terms and so as to avoid adverse notation and (ii) at all times procure all appropriate repairs to or replacements of any damaged, worn out or lost parts or equipment (both as regards workmanship and quality of materials) so as not to diminish the Classification or materially diminish the value of the Collateral Rig;
(d)    prevent the removal of each part or item of equipment which is legally and beneficially wholly-owned by the applicable Collateral Vessel-Owning Subsidiary the removal of which would materially reduce the value of the Collateral Rig, unless it is replaced promptly by a suitable part or item and the replacement part or item (i) is in the same or better condition than that part or item removed or enhances the value and/or earning capacity of the Collateral Rig; (ii) is (or upon its installation on board the Collateral Rig will become) legally and beneficially wholly owned by the relevant Collateral Vessel-Owning Entity; (iii) is free from Liens, except as permitted by Section 10.01; and (iv) with effect from its installation on board the Collateral Rig, is subject to the security interest created by the relevant Collateral Rig Mortgage;
(e)    pay all tolls, dues and other material outgoings whatsoever in respect of the Collateral Rig and the Insurance Collateral and keep accounts in respect thereof in accordance with their current practice, and, as and when the Administrative Agent may so reasonably require, the Borrower and the Collateral Vessel-Owning Subsidiaries shall make such accounts available for inspection on behalf of the Administrative Agent and shall provide evidence reasonably satisfactory to the Administrative Agent that the wages and allotments and the insurance and pension contributions of the master and crew are being regularly paid, that all deductions from crew’s wages in respect of any tax and/or social security liability are being properly accounted for and that the master has no claim for disbursements other than those incurred in the ordinary course of trading on the voyage (if any) then in progress or completed prior to such inspection;
(f)    maintain the Collateral Rig without modifications thereto and any part thereof which would or might materially and adversely alter the structure, type or performance characteristics of the Collateral Rig or materially reduce their value and without the installation of any equipment belonging to a third party which cannot be removed without causing significant damage to the structure or fabric of the Collateral Rig;
(g)    comply or procure that any other relevant Person will comply, in all material respects, with the ISM Code and the ISPS Code (or any replacement thereof) in relation to the operation of the Collateral Rig;
(h)    appoint only Approved Managers as managers of the Collateral Rig; provided that each Approved Manager so appointed shall execute and deliver to the Administrative Agent a Manager’s Subordination Undertaking in relation to the Collateral Rig before it commences management of the Collateral Rig;
(i)    if an Internal Charter will be entered into with respect to the Collateral Rig, permit only a Restricted Subsidiary of the Borrower that is not an Other Facilities Obligor to be the Internal Charterer thereunder; and
(j)    (i) if a libel, complaint, writ or warrant be filed against the Collateral Rig or the Collateral Rig be otherwise attached, arrested, levied upon or taken into custody under process or color of legal authority for any cause whatsoever, promptly notify the Administrative Agent, and within thirty (30) days (or seven (7) days after a request by the Administrative Agent) cause the Collateral Rig to be released and all Liens thereon other than the Collateral Rig Mortgage(s) and any Permitted Liens to be discharged and will promptly notify the Administrative Agent thereof in the manner aforesaid; and (ii) if the Borrower or the applicable Collateral Vessel-Owning Subsidiary shall fail or neglect to furnish proper security or otherwise to release the Collateral Rig from libel, arrest, levy, seizure or attachment as set forth above, the Collateral Agent or any person acting on behalf of the Collateral Agent may furnish security to release the Collateral Rig and by so doing shall not be deemed to cure the default of the Borrower hereunder.
9.12 Earnings Accounts. Upon and after the Zonda Mortgage Date, the Borrower shall, or shall cause the Collateral Vessel-Owning Subsidiaries, other Subsidiary Guarantors or Internal Charterers, as applicable, to, at all times maintain one or more Earnings Account, and such Earnings Account shall at all times thereafter be in the name of a Collateral Vessel-Owning Subsidiary, other Subsidiary Guarantor or Internal Charterer. The Borrower and the Collateral Vessel-Owning Subsidiaries will at all times cause all such Earnings from the Drilling Contracts (other than Earnings payable to or for the account of a Local Content Subsidiary; provided that Earnings representing no more than 20% of the Earnings with respect the Collateral Rig may be payable to or for the account of Local Content Subsidiaries) to be deposited into or forwarded to an Earnings Account which shall be held with any Lender or any other commercial bank reasonably acceptable to the Administrative Agent and subject to a control agreement reasonably acceptable to, and in favor of, the Collateral Agent.
SECTION 10.    Negative Covenants. The Borrower hereby covenants and agrees that from and after the Effective Date and until the Total Commitment has been terminated and no Notes are outstanding and all Loans, together with interest, Fees and all other Obligations (other than indemnities described in Section 13.13 which are not then due and payable) incurred hereunder and thereunder, are paid in full:
10.01 Liens. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien upon or with respect to any asset of the Borrower or any of its Restricted Subsidiaries, whether now owned or hereafter acquired; provided that the provisions of this Section 10.01 shall not prevent the creation, incurrence, assumption or existence of the following (Liens described below are herein referred to as “Permitted Liens”):
(i)    inchoate Liens for taxes, assessments or governmental charges or levies not yet due or Liens for taxes, assessments or governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP;
(ii)    Liens imposed by law, such as maritime, suppliers’, carriers’, warehousemen’s, landlords’ and mechanics’ Liens, in each case, incurred in the ordinary course of business, for amounts (i) not more than 30 days past due or (ii) which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor; provided that the continued existence of which does not include a reasonable likelihood of the detention, arrest, sale or forfeiture of the Collateral Rig;
(iii)    other than with respect to the Collateral, (x) Liens in existence on the Effective Date which are listed, and the property subject thereto described, in Schedule 10.01 and (y) any Liens securing renewals, replacements and extensions of the Indebtedness secured thereby, to the extent such renewals, renewals, replacements and extensions are permitted by Section 10.04(iii);
(iv)    Liens created pursuant to the Security Documents;
(v)    other than with respect to the Collateral or assets or property of the Borrower, Liens securing Indebtedness permitted to be incurred pursuant to Sections 10.04(iv) and 10.04(vi);
(vi)    easements, rights-of-way, restrictions, encroachments and other similar charges or encumbrances, and minor title deficiencies, in each case not securing Indebtedness and not materially interfering with the ordinary conduct of the business of the Borrower or any of its Restricted Subsidiaries;
(vii)    Liens arising from precautionary UCC financing statement filings regarding operating leases entered into in the ordinary course of business;
(viii)    Liens arising out of the existence of judgments or awards to the extent the existence of such judgments or awards do not result in an Event of Default as set forth in Section 11.09;

(ix)    Liens (other than Liens imposed under ERISA) incurred in the ordinary course of business in connection with, workmen’s compensation claims, unemployment insurance, and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds, maritime Liens and other obligations of a like nature incurred in the ordinary course of business and consistent with past practice (exclusive of obligations in respect of the payment for borrowed money), provided that, in the case of any such Liens on assets of any Subsidiary Guarantor, such Liens shall extend solely to cash and/or Cash Equivalents of such Subsidiary Guarantor;
(x)    other than with respect to Collateral, Liens on assets of the Restricted Subsidiaries other than the Credit Parties securing Indebtedness permitted to be incurred pursuant to Section 10.04(viii);
(xi)    other than with respect to Collateral, Liens securing Indebtedness permitted to be incurred pursuant to Section 10.04(ix);
(xii)    Liens existing on the assets of any Acquired Entity or Business to the extent the Liens on such assets secure Indebtedness permitted by Section 10.04(x); provided that (A) such Liens attach at all times only to the same assets that such Liens (or upon or in after-acquired property that is (i) affixed or incorporated into the property covered by such Lien, (ii) after-acquired property subject to a Lien securing Indebtedness permitted under Section 10.04(x), the terms of which Indebtedness require or include a pledge of after-acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (iii) the proceeds and products thereof) attached to, and secure only, the same Indebtedness or obligations that such Liens secured, immediately prior to the acquisition of such Acquired Entity or Person and (B) such Liens were not created in contemplation of the acquisition of such Acquired Entity or Person; and
(xiii)    additional Liens so long as the aggregate principal amount of the obligations secured thereby at the time of the incurrence thereof does not exceed $10,000,000; provided that, in the case of a Lien on the Collateral Rig, the continued existence of such Lien does not include a reasonable likelihood of the detention, arrest, sale or forfeiture of the Collateral Rig.
In connection with the granting of Liens described in this Section 10.01 by the Borrower or any of its Restricted Subsidiaries, the Administrative Agent and the Collateral Agent shall be authorized to take any actions deemed appropriate by it in connection therewith (including, without limitation, by executing appropriate Lien releases or Lien subordination agreements in favor of the holder or holders of such Liens, in either case solely with respect to the item or items of equipment or other assets subject to such Liens).
10.02 Consolidation, Merger, or Sale of Assets, etc. The Borrower will not, and will not permit any of its Restricted Subsidiaries to (x) wind up, liquidate or dissolve its affairs, (y) consummate any Asset Disposition or (z) directly or indirectly, in a single transaction or series of related transactions, merge or consolidate with or into another Person or enter into any similar combination, except that:
(i)    Investments by the Borrower and its Restricted Subsidiaries shall be permitted in accordance with Section 10.05;
(ii)    any Restricted Subsidiary of the Borrower may lease (as lessee) or license (as licensee) real or personal property (so long as any such lease or license does not create a Capitalized Lease Obligation except to the extent permitted by Section 10.04(ix));
(iii)    any Restricted Subsidiary of the Borrower may sell or discount, in each case without recourse and in the ordinary course of business, overdue accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof consistent with customary industry practice (and not as part of any bulk sale or financing transaction);
(iv)    any Restricted Subsidiary of the Borrower may merge with and into, or be dissolved or liquidated into, the Borrower or any Restricted Subsidiary, so long as (w) in the case of any such merger, dissolution or liquidation involving the Borrower, the Borrower is the surviving corporation of any such merger, dissolution or liquidation, (x) except as provided in preceding clause (w), in the cases of any such merger, dissolution or liquidation involving a Subsidiary Guarantor, the other Restricted Subsidiary involved in such merger, dissolution or liquidation is not an Other Facilities Obligor and a Subsidiary Guarantor is the surviving entity of any such merger, dissolution or liquidation, and

(y) in all cases, the Collateral and Guaranty Requirements shall be fully satisfied after giving effect thereto (to at least the same extent as in effect immediately prior to such merger, dissolution or liquidation);
(v)    the Borrower may merge or consolidate with any other Person so long as the Borrower is the surviving entity, no Default or Event of Default then exists or is continuing at such time, the Borrower shall continue to be organized in Luxembourg, the United States or another jurisdiction acceptable to the Administrative Agent, acting on the instruction of the Required Lenders, there is no Change of Control and the Collateral and Guaranty Requirements shall be satisfied after giving effect thereto;
(vi)    any Restricted Subsidiary of the Borrower may enter into an Internal Charter with an Internal Charterer; and
(vii)    each of the Borrower and any of its Restricted Subsidiaries may consummate any Asset Disposition (other than a Collateral Disposition); provided that (1) such Asset Disposition is for fair market value, (2) the Net Cash Proceeds of such Asset Disposition are applied pursuant to Section 3.03(b), (3) at least 75% of the consideration received from such Asset Disposition shall be in the form of (a) cash (including the assumption or satisfaction by the purchaser of Indebtedness of the Borrower or its Restricted Subsidiaries), (b) Cash Equivalents (c) securities, notes or other obligations which are, within 180 days after receipt thereof, converted into cash or Cash Equivalents, to the extent of cash or Cash Equivalents received in such conversion and (d) assets used or useful in the business of the Borrower or its Restricted Subsidiaries, (4) after giving effect to such Asset Disposition, the Borrower and its Restricted Subsidiaries shall be in pro forma compliance with the financial covenants contained in Sections 10.07 and 10.08, (5) no more than one Rig may be subject to any such Asset Disposition during the term of this Agreement and (6) no such Asset Disposition may result in any Capital Stock in any Collateral Vessel-Owning Subsidiary being owned directly by an Other Facilities Obligor.
To the extent the Required Lenders waive the provisions of this Section 10.02 with respect to the sale of any Collateral, or any Collateral is sold as permitted by this Section 10.02, such Collateral (unless sold to the Borrower or a Restricted Subsidiary of the Borrower) shall be sold free and clear of the Liens created by the Security Documents, and the Administrative Agent and the Collateral Agent shall be authorized to take any actions deemed appropriate in order to effect the foregoing.
10.03 Dividends. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, authorize, declare or pay any Dividends with respect to the Borrower or any of its Restricted Subsidiaries, except that:
(i)    any Restricted Subsidiary of the Borrower may pay Dividends to the Borrower or to any other Restricted Subsidiary of the Borrower;
(ii)    any non-Wholly-Owned Restricted Subsidiary of the Borrower may pay cash Dividends to its shareholders generally so long as the Borrower or its respective Subsidiary which owns the equity interest in the Subsidiary paying such Dividends receives at least its proportionate share thereof (based upon its relative holding of the equity interest in such Subsidiary paying such Dividends and taking into account the relative preferences, if any, of the various classes of equity interests of such Subsidiary); and
(iii)    so long as (x) no Default or Event of Default exists or would result therefrom and (y) after giving effect to such Dividend, the Borrower will be in pro forma compliance with each of the covenants set forth in Sections 10.07 and 10.08, the Borrower may pay cash Dividends.
10.04 Indebtedness. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, contract, create, incur, assume or suffer to exist any Indebtedness, except:
(i)    Indebtedness incurred or deemed incurred pursuant to this Agreement and the other Credit Documents;
(ii)    Indebtedness under (x) Interest Rate Protection Agreements which are nonspeculative in nature and are entered into with respect to other Indebtedness permitted to remain outstanding or be incurred, as the case may be, pursuant to this Section 10.04 and (y) Indebtedness evidenced by Other Hedging Agreements entered into pursuant to Section 10.05(vi);

(iii)    (A) Indebtedness outstanding on the Effective Date and listed on Schedule 10.04 (the “Existing Indebtedness”), which schedule lists the aggregate principal amount thereof and the name of the borrower of such Indebtedness and any other entity which directly or indirectly guarantees such Indebtedness on the Effective Date) and (B) Indebtedness issued to refinance or replace any such Existing Indebtedness, provided that (I) each obligor on any such refinancing or replacement indebtedness is not a Credit Party (other than the Borrower) that was not an obligor on the Existing Indebtedness so refinanced or replaced, (II) the principal amount of the Indebtedness issued to refinance or replace such Existing Indebtedness is not increased beyond the sum of (x) the maximum aggregate amount outstanding or available to be drawn (or in the case of a revolving credit facility, from the aggregate amount committed by the respective lenders thereunder) on the Effective Date pursuant to such Indebtedness (including, in the case of the 7.25% Senior Secured Notes issued by Pacific Drilling V Ltd., $50,000,000 on account of additional notes issued under the same indenture), plus (y) the amount of reasonable fees and expenses incurred in connection with such refinancing or replacement the amount of reasonable fees and expenses incurred in connection with such refinancing or replacement, (III) such refinancing or replacement Indebtedness has a final maturity date no earlier than six months after the fifth anniversary of the Delivery Date, (IV) except as otherwise consented to by the Administrative Agent in its sole discretion, such Indebtedness is on terms and conditions taken as a whole (excluding terms relating to interest rate, fees, floors, funding discounts and redemption or prepayment premiums, in each case, to the extent on market terms) not materially more onerous to the Borrower or any of its Restricted Subsidiaries than the terms and conditions of the Existing Indebtedness being refinanced or replaced (but taking into account any changes to the terms thereof permitted by Section 10.11), (V) such Indebtedness is not secured other than by Liens on (x) the assets of the Borrower or any Restricted Subsidiary of the Borrower which were previously subject to Liens securing the Existing Indebtedness being refinanced or replaced as permitted by Section 10.01(iii) and (y) the assets of any Restricted Subsidiary that is not a Credit Party and (VI) at the time of, and immediately after giving effect to, the incurrence of such refinancing or replacement Indebtedness, no Default or Event of Default shall be in existence;
(iv)    Indebtedness in respect of the Senior Notes and the Senior Term Loans and any Indebtedness issued to refinance or replace the Senior Notes or the Senior Term Loans in an aggregate principal amount not to exceed $1,700,000,000 at any time outstanding, provided that (I) each obligor on such refinancing or replacement Indebtedness is (x) an obligor on the Indebtedness so refinanced or replaced and (y) not a Credit Party (other than the Borrower), (II) the principal amount of the Indebtedness issued to refinance or replace the Senior Notes or the Senior Term Loans is not increased beyond the sum of (x) $1,700,000,000, plus (y) the amount of reasonable fees and expenses incurred in connection with such refinancing or replacement, (III) such refinancing or replacement Indebtedness has a final maturity date no earlier than six months after the fifth anniversary of the Delivery Date, (IV) except as otherwise consented to by the Administrative Agent in its sole discretion, such Indebtedness is on terms and conditions taken as a whole (excluding terms relating to interest rate, fees, floors, funding discounts and redemption or prepayment premiums, in each case, to the extent on market terms) not materially more onerous to the Borrower or any of its Restricted Subsidiaries than the terms and conditions of the Indebtedness being refinanced or replaced (but taking into account any changes to the terms thereof permitted by Section 10.11), (V) such Indebtedness is not secured other than by (x) Liens on the assets of the Borrower or any Restricted Subsidiary of the Borrower which were previously subject to Liens securing such Indebtedness being refinanced or replaced as permitted by Section 10.01(v) or (y) Liens on the assets of the Borrower or any Restricted Subsidiary of the Borrower that is not a Credit Party as permitted by Section 10.01(v), and (VI) at the time of, and immediately after giving effect to, the incurrence of such refinancing or replacement Indebtedness, no Default or Event of Default shall be in existence;
(v)    intercompany Indebtedness to the extent permitted by Sections 10.05(iii) or (vii);
(vi)    Indebtedness in respect of the Existing Revolving Credit Agreement and Indebtedness issued to refinance or replace the Existing Revolving Credit Agreement, provided that (I) each obligor on any such refinancing or replacement indebtedness is (x) an obligor on the Indebtedness so refinanced or replaced and (y) not a Credit Party (other than the Borrower), (II) the principal amount of the Indebtedness issued to refinance or replace such Existing Revolving Credit Agreement is not increased beyond the sum of (x) $500,000,000, plus (y) the amount of reasonable fees and expenses incurred in connection with such refinancing or replacement the amount of reasonable fees and expenses incurred in connection with such refinancing or replacement, (III) such refinancing or replacement Indebtedness has a final maturity date no earlier than six months after the fifth anniversary of the Delivery Date, (IV) except as otherwise consented to by the Administrative Agent in its sole discretion, such Indebtedness is on terms and conditions taken as a whole (excluding terms relating to interest rate, fees, floors, funding discounts and redemption or prepayment premiums, in each case, to the extent on market terms) not materially more onerous to the Borrower or any of its Restricted Subsidiaries than the terms and conditions of the Existing Indebtedness being refinanced or replaced (but taking into account any changes to the terms thereof permitted by Section 10.11), (V) such Indebtedness is not secured other than by Liens on

(x) the assets of the Borrower or any Restricted Subsidiary of the Borrower which were previously subject to Liens securing the Existing Revolving Credit Agreement as permitted by Section 10.01(v) or (y) Liens on the assets of any Restricted Subsidiary of the Borrower that is not a Credit Party as permitted by Section 10.01(v) and (VI) at the time of, and immediately after giving effect to, the incurrence of such refinancing or replacement Indebtedness, no Default or Event of Default shall be in existence;
(vii)    so long as no Default or Event of Default then exists or would result therefrom, additional Indebtedness of the Borrower and its Restricted Subsidiaries that are not Credit Parties, provided that both before and after giving effect to such additional Indebtedness, the Borrower and its Restricted Subsidiaries shall be in pro forma compliance with the financial covenants contained in Sections 10.07 and 10.08, which Indebtedness shall be unsecured unless otherwise permitted under Section 10.01;
(viii)    Indebtedness of the Borrower and its Restricted Subsidiaries that are not Credit Parties so long as at the time of the incurrence of such Indebtedness, the sum of (a) the amount of such Indebtedness then being incurred plus (b) all other Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Borrower or the applicable Restricted Subsidiary thereunder) of the Borrower and its Restricted Subsidiaries incurred pursuant to clauses (i), (iv) and (vi) above (other than the Senior Notes) and this clause (viii) then outstanding does not exceed an amount equal to the sum of (w) for each Rig for which the Company or any Restricted Subsidiary has entered into a contract for the construction or acquisition of such Rig but which has not yet been delivered or acquired, the greater of (1) $500,000,000 and (2) 75% of the Rig Value for such Rig at such time plus (x) for each other Rig owned by the Company or any Restricted Subsidiary that is not a Credit Party, the greater of (1) $425,000,000 and (2) 70% of the Appraised Value for such Rig at such time plus (y) $150,000,000 plus (z) the greater of (1) $100,000,000 and (2) 2.5% of Consolidated Net Tangible Assets at such time;
(ix)    Capitalized Lease Obligations in an amount not to exceed $25,000,000 in the aggregate at any one time;
(x)    Indebtedness of an Acquired Entity or Business (and any refinancing or replacement thereof); provided that (w) such Indebtedness existed at the time such Acquired Entity or Business was acquired, (x) in each case, was not created in anticipation thereof, (y) no Credit Party (other than the Acquired Entity or Business subject to such acquisition to the extent that it becomes a Credit Party as a result thereof) guarantees or otherwise becomes liable for such Indebtedness and (z) both before and after giving effect to such additional Indebtedness, the Borrower and its Restricted Subsidiaries shall be in pro forma compliance with the financial covenants contained in Sections 10.07 and 10.08; and
(xi)    other Indebtedness in an amount not to exceed $5,000,000 in the aggregate at any one time outstanding.
10.05 Advances, Investments and Loans. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, lend money or credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any other interest in, or make any capital contribution to, any other Person, or purchase or own a futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, or hold any cash or Cash Equivalents (each of the foregoing an “Investment” and, collectively, “Investments”), except that the following shall be permitted:
(i)    the Borrower and any of its Restricted Subsidiaries may acquire and hold accounts receivables owing to any of them, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms of such Restricted Subsidiary of the Borrower;
(ii)    the Borrower and any of its Restricted Subsidiaries may acquire and hold cash and Cash Equivalents;
(iii)    the Borrower and its Restricted Subsidiaries may hold the Investments held by them on the Effective Date and described on Schedule 10.05, provided that any additional Investments made with respect thereto shall be permitted only if permitted under the other provisions of this Section 10.05;
(iv)    the Borrower and any of its Restricted Subsidiaries may acquire and own Investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in good faith settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;
(v)    the Borrower and any of its Restricted Subsidiaries may make loans and advances to their officers and employees for moving, relocation and travel expenses and other similar expenditures, in each case in the ordinary course of business in an aggregate amount not to exceed $2,500,000 at any time (determined without regard to any write-downs or write-offs of such loans and advances);
(vi)    the Borrower and its Restricted Subsidiaries may enter into and perform their obligations under (x) Interest Rate Protection Agreements to the extent permitted by Section 10.04(ii) and (y) Other Hedging Agreements entered into in the ordinary course of business so long as each such Other Hedging Agreement is non-speculative in nature;
(vii)    the Borrower and its Restricted Subsidiaries may make intercompany loans and advances between and among one another (such intercompany loans and advances, “Intercompany Loans”), in each case so long as each Intercompany Loan made to a Credit Party by a Restricted Subsidiary that is not a Credit Party is subject to the provisions of the Intercompany Subordination Agreement (which Intercompany Subordination Agreement must have been executed by the obligor and obligee of each such Intercompany Loan);
(viii)    the Borrower and its Restricted Subsidiaries may make Investments (other than those governed by clause (vii) above) in the Borrower or any of its Restricted Subsidiaries; provided that no such Investment shall result in any Capital Stock in any Collateral Vessel-Owning Subsidiary, the Collateral Rig or any rights in respect of the Construction Contract being owned directly by an Other Facilities Obligor;
(ix)    the Borrower and any of its Restricted Subsidiaries may make Investments in Unrestricted Subsidiaries; provided that the aggregate amount of Investments in Unrestricted Subsidiaries shall not exceed $25,000,000 at any one time outstanding;
(x)    so long as no Default or Event of Default then exists or would result therefrom, the Borrower and any of its Restricted Subsidiaries may make cash capital contributions and/or loans to Joint Ventures in an aggregate amount not to exceed $10,000,000 in any fiscal year of the Borrower;
(xi)    so long as no Default or Event of Default then exists or would result therefrom, the Borrower and any Restricted Subsidiary may acquire Investments in an Acquired Entity or Business; provided that, both before and after giving effect to such additional Investments, the Borrower and its Restricted Subsidiaries shall be in pro forma compliance with the financial covenants set forth in Sections 10.07 and 10.08;
(xii)    the Borrower and any of its Restricted Subsidiaries may make Investments that have maturities under three years; provided that, both before and after giving effect to such additional Investments, the Borrower and its Restricted Subsidiaries shall be in pro forma compliance with the financial covenants set forth in Sections 10.07 and 10.08;
(xiii)    so long as no Default or Event of Default then exists or would result therefrom, Borrower and its Restricted Subsidiaries that are not Credit Parties may make other Investments not in an Unrestricted Subsidiary; provided that, both before and after giving effect to such additional Investments, the Borrower and its Restricted Subsidiaries shall be in pro forma compliance with the financial covenants set forth in Sections 10.07 and 10.08; and
(xiv)    so long as no Default or Event of Default then exists or would result therefrom, the Borrower and its Restricted Subsidiaries may make Investments in an aggregate amount not to exceed $5,000,000; provided that no such Investment shall result in any Capital Stock in any Collateral Vessel-Owning Subsidiary, the Collateral Rig or any rights in respect of the Construction Contract being owned directly by an Other Facilities Obligor.
10.06 Transactions with Affiliates. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, enter into any transaction or series of related transactions with any Affiliate of the Borrower or any of its Restricted Subsidiaries (other than with the Borrower or its Restricted Subsidiaries), other than in the ordinary course of business and on terms and conditions substantially as favorable to the Borrower or such Restricted Subsidiary as would reasonably be obtained by the Borrower or such Restricted Subsidiary at that time in a comparable arm’s-length transaction with a Person other than an Affiliate, except that the following in any event shall be permitted:

(i)    Dividends may be paid to the extent provided in Section 10.03;
(ii)    loans may be made and other transactions may be entered into by the Borrower and its Restricted Subsidiaries to the extent permitted by Sections 10.02, 10.04 and 10.05;
(iii)    customary fees may be paid to non-officer directors of the Borrower and its Restricted Subsidiaries;
(iv)    the Borrower and its Restricted Subsidiaries may enter into, and may make payments under, employment agreements, employee benefits plans, stock option plans, indemnification provisions and other similar compensatory arrangements (including arrangements made with respect to bonuses) with officers and directors of the Borrower and its Subsidiaries in the ordinary course of business;
(v)    the Borrower and its Restricted Subsidiaries may make Investments in a Person engaged in a business permitted pursuant to Section 10.15 so long as such Person becomes a Restricted Subsidiary of the Borrower; and
(vi)    the Borrower and its Restricted Subsidiaries may enter into employment agreements or arrangements with their respective officers in the ordinary course of business.
10.07 Maximum Leverage Ratio. The Borrower will not permit the Leverage Ratio on the last day of any fiscal quarter of the Borrower ending during the periods specified below to be greater than the corresponding ratio set forth below:

Period	Maximum Ratio
September 30, 2014 and December 31, 2014	5.25 to 1.00
March 31, 2015 through December 31, 2015	4.75 to 1.00
March 31, 2016 and thereafter	4.25 to 1.00

10.08 Minimum Liquidity. The Borrower will on the last day of any fiscal quarter maintain, in one or more accounts of the Borrower or any of its Restricted Subsidiaries, unrestricted cash and Cash Equivalents (other than restrictions and Liens created pursuant to the Credit Documents or other documents governing the Existing Revolving Credit Agreement, the Senior Notes and Senior Term Loans (including any refinancings or replacements thereof), to the extent such Liens are permitted by Section 10.01), which, when taken together with the “Total Unutilized Commitment” available for “Loans,” in each case as defined in and under the Existing Revolving Credit Agreement, is not less than $100,000,000; provided that, following the repayment in full of the SSCF, such amount shall be reduced to $50,000,000.
10.09 Use of Proceeds. The Borrower will not, and will not permit any of its Restricted Subsidiaries to use the proceeds of any Credit Event, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund Indebtedness originally incurred for such purpose.
10.10 Accounting Changes; Changes in Fiscal Year. The Borrower shall not, and shall not permit any Restricted Subsidiary to permit (a) any change in any of its accounting policies affecting the presentation of financial statements or reporting practices, except as required or permitted by GAAP or (b) the fiscal year of the Borrower or any of its Restricted Subsidiaries to end on a day other than December 31 or change the Borrower’s method of determining fiscal quarters.
10.11 Certificate of Incorporation, By-Laws and Certain Other Agreements, etc. The Borrower will not, and will not permit any Credit Party to (or, in the case of the following clause (i) of this Section 10.11, the Borrower will exercise its rights in relation to each Restricted Subsidiary (whether as shareholder, stockholder, partner, and arising under contract, statute or howsoever) so that each Restricted Subsidiary shall not):
(i)    amend, modify or change its certificate or articles of incorporation (including, without limitation, by the filing or modification of any certificate or articles of designation), certificate of formation, limited liability company agreement or by-laws (or the equivalent organizational documents), as applicable, or any agreement entered into by it with respect to its capital stock or other equity interests, or enter into any new agreement with respect to its capital stock or other equity interests, unless such amendment, modification, change or other action contemplated by this clause (i) could not reasonably be expected to be adverse to the interests of the Lenders (other than in an immaterial respect) or is otherwise consented to by the Administrative Agent, in its reasonable discretion; provided that (x) amendments, modifications or changes to the relevant organizational documents of any Restricted Subsidiary shall be permitted to reflect any Liens permitted pursuant to Section 10.01 and (y) notwithstanding the foregoing, the Subsidiary Guarantors may change their respective domiciles to Luxembourg or Gibraltar so long as the Liens granted or purported to be granted pursuant to the Credit Documents are not adversely affected in any material respect; or
(ii)    amend, modify or change any provision of (x) the documents governing the Senior Notes or the Senior Term Loan (including the documents governing any refinancings or replacements thereof permitted to remain outstanding pursuant to Section 10.04(iv)), (y) the Existing Revolving Credit Agreement (including the documents governing any refinancings or replacements thereof permitted to remain outstanding pursuant to Section 10.04(vi)), or (z) the SSCF (including the documents governing any refinancings or replacements thereof permitted to remain outstanding pursuant to Section 10.04(iii)), in each case, in any manner that (a) would (I) shorten the maturity thereof, (II) increase the amortization therefor, (III) increase the pricing (i) with respect to any amendment, modification or change to any of the Senior Notes, the Senior Term Loan, the Existing Revolving Credit Agreement or the SSCF, in each case, prior to any refinancing or replacement thereof, by more than 5% per annum above the pricing in effect on the Effective Date and (ii) with respect to any amendment, modification or change to any refinancings or replacements of any of the Senior Notes, the Senior Term Loan, the Existing Revolving Credit Agreement or the SSCF permitted by Section 10.01, by more than 5% per annum above the pricing in effect on the date of the applicable refinancing or replacement, (IV) cause a Subsidiary Guarantor to be an obligor thereunder, or (V) grant collateral from any Credit Party or (b) otherwise could reasonably be expected to be materially adverse to the Lenders (other than terms relating to interest rate, fees, floors, funding discounts and redemption or prepayment premiums, in each case, to the extent on market terms), unless such amendments, modifications or changes are consented to by the Administrative Agent in its reasonable discretion.
10.12 Limitation on Certain Restrictions on Subsidiaries. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Restricted Subsidiary to (a) pay Dividends or make any other distributions on its Capital Stock or any other interest or participation in its profits owned by the Borrower or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Borrower or any of its Restricted Subsidiaries, (b) make loans or advances to the Borrower or any of its Restricted Subsidiaries or (c) transfer any of its properties or assets to the Borrower or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of:
(i)    applicable law;
(ii)    this Agreement and the other Credit Documents;
(iii)    customary provisions restricting subletting or assignment of any lease governing any leasehold interest of the Borrower or any of its Restricted Subsidiaries;
(iv)    customary provisions restricting assignment of any agreement entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business;
(v)    restrictions on the transfer of any asset pending the close of the sale of such asset;
(vi)    restrictions on the transfer of any asset subject to a Lien permitted by Section 10.01(iii), (v), (vi), (x), (xi), (xii) and (xiii); provided that, with respect to Liens permitted by Section 10.01(v), the encumbrances and restrictions contained therein, including any related collateral documents, and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings thereof are not materially more restrictive, taken as a whole, with respect to such restrictions than those contained in this Agreement and the other Credit Documents;
(vii)    restrictions applicable to the Borrower or any Restricted Subsidiary contained in any documents governing any Indebtedness permitted pursuant to Section 10.04 which, when taken as a whole, are not materially more restrictive than those contained in this Agreement and are customary for the type of such Indebtedness, in each case, as determined by the Borrower in good faith; and
(viii)    restrictions applicable to the Borrower, its Restricted Subsidiaries that are not Credit Parties contained in any documents governing any Indebtedness permitted pursuant to Section 10.04 which are customary for the type of such Indebtedness, and such restrictions would not reasonably be expected to materially impair the Borrower’s ability to pay the Obligations when due, in each case, as determined by the Borrower in good faith.

10.13 Designating Unrestricted Subsidiaries and Restricted Subsidiaries. (a) The Borrower may designate any Subsidiary (including any newly formed or newly acquired Subsidiary but excluding any Equity-Owning Subsidiary and any Collateral Vessel-Owning Subsidiary) of Borrower as an Unrestricted Subsidiary hereunder (a “Designation”) only if:
(i)    no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and
(ii)    the Borrower or any Restricted Subsidiary would be permitted to make, at the time of such Designation, an Investment pursuant to Section 10.05 in an amount (the “Designation Amount”) equal to the fair market value of Borrower’s or such Restricted Subsidiary’s proportionate interest in such Subsidiary on such date.
(b)    No Subsidiary shall be Designated as an Unrestricted Subsidiary unless:
(i)    all of the Indebtedness of such Subsidiary and its Subsidiaries shall, at the time of Designation, consist of Non-Recourse Debt, except any guarantee given solely to support the pledge by the Borrower or any Restricted Subsidiary of the Capital Stock of such Unrestricted Subsidiary, which guarantee is not recourse to the Borrower or any Restricted Subsidiary;
(ii)    on the date such Subsidiary is Designated an Unrestricted Subsidiary, such Subsidiary is not party to any agreement, contract, arrangement or understanding with the Borrower or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding, taken as a whole, are not materially less favorable to the Borrower or such Restricted Subsidiary than those that could reasonably be expected to have been obtained at the time from persons who are not Affiliates of the Borrower, as determined in good faith by the Borrower;
(iii)    such Subsidiary is a person with respect to which neither the Borrower nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Capital Stock of such person or (b) to maintain or preserve the person’s financial condition or to cause the person to achieve any specified levels of operating results; and
(iv)    such Subsidiary has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Borrower or any Restricted Subsidiary, except for any pledge of the Capital Stock of such Unrestricted Subsidiary to secure Indebtedness of the Borrower or any Restricted Subsidiary.
(c)    If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes hereof and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary at such time and, if the Indebtedness is not permitted to be incurred under Section 10.04 or the Lien is not permitted under Section 10.01, the Borrower shall be in default of the applicable covenant.
(d)    The Borrower may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:
(i)    no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and
(ii)    all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes hereof.
(e)    All Designations and Redesignations must be evidenced by resolutions of the Board of Directors of Borrower, delivered to the Administrative Agent certifying compliance with the foregoing provisions.
10.14 Change of Ownership; Registry; Class; Management; Legal Names; Type of Organization (and whether a Registered Organization); Jurisdiction of Organization; etc. (a) After the Delivery Date, neither the Borrower nor any Collateral Vessel-Owning Subsidiary shall transfer or change the flag, registry, class, or management or control to a party other than the Borrower or a Subsidiary Guarantor (other than as set forth in this Agreement), of the Collateral Rig without the written consent of the Administrative Agent, such consent not to be unreasonably withheld; provided that the flag of the Collateral Rig may be changed to an Approved Flag State without such prior written consent.

(b)    Neither the Borrower nor any Collateral Vessel-Owning Subsidiary shall deliver the Collateral Rig under any Drilling Contract or charter prior to the due recording of the Collateral Rig Mortgage with respect to the Collateral Rig in accordance with the provisions of the Credit Documents.
(c)    The Borrower shall not, and shall procure that no charterer shall, let or employ the Collateral Rig: (i) on demise charter (except an Internal Charter) for any period, (ii) on any time or consecutive voyage charter for a term which exceeds, or which by virtue of any optional extensions therein contained may exceed, twelve (12) months’ duration, but excluding any Drilling Contract, or (iii) on terms which permit the charterer or operator to purchase the Collateral Rig.
(d)    The Borrower shall not and shall not permit any Collateral Vessel-Owning Subsidiary to permit the Collateral Rig to enter into the waters of any country or jurisdiction where to do so would, or reasonably could be expected to, result in all or any part of any Insurance Collateral in respect of a Collateral Rig being governed by the laws or other legal requirements of such country or jurisdiction where previously it was not or by any law or other legal requirements that are not the same as those laws or other legal requirements governing any applicable Security Documents that have been entered into in respect of such Insurance Collateral (in each case, the “New Legal Requirements”) unless and until the Administrative Agent shall have confirmed that: (i) additional Liens reasonably satisfactory to it have been created and perfected by or on behalf of the relevant Credit Party and any other relevant Person in respect of the relevant Insurance Collateral and under the New Legal Requirements (the “Additional Insurance Security”) and (ii) it has received one or more legal opinions in form and substance reasonably satisfactory to the Administrative Agent in respect of such Additional Insurance Security.
(e)    Neither the Borrower nor any other Credit Party shall change its legal name, its type of organization, its status as a registered organization (in the case of any Credit Party that is a Domestic Subsidiary), its jurisdiction of organization, its location, or its organizational identification number (in the case of any Credit Party that is a Domestic Subsidiary), except that any such changes shall be permitted (so long as not in violation of the applicable requirements of the Security Documents and so long as same do not involve (w) in the case of any Credit Party that is a Domestic Subsidiary, a registered organization ceasing to constitute the same, (x) the Borrower ceasing to constitute a corporation organized under the laws of Luxembourg and (y) any Credit Party that is a Domestic Subsidiary changing its jurisdiction of organization or location from the United States or a State thereof, to a jurisdiction of organization or location, as the case may be, outside the United States or a State thereof) if (i) it shall have given to the Collateral Agent not less than 15 days’ prior written notice of each change to the information listed on Schedule 8.16 (as adjusted for any subsequent changes thereto previously made in accordance with this sentence), together with a supplement to Schedule 8.16 which shall correct all information contained therein for the Borrower or such Subsidiary of the Borrower, and (ii) in connection with the respective such change or changes (I) such Person shall have taken all action reasonably requested by the Collateral Agent to maintain the security interests of the Collateral Agent in the Collateral intended to be granted hereby at all times fully perfected and in full force and effect and (II) the Administrative Agent is reasonably satisfied that the rights of the Lenders under such Subsidiary Guaranty to which such Person is a party are not impaired in any respect.
10.15 Business. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than any business conducted by the Borrower and its Restricted Subsidiaries on the Effective Date and any other business or activities as may be substantially similar, incidental or related thereto.
10.16 ERISA. The Borrower will not, and will not permit any of its Subsidiaries, nor any ERISA Affiliate to, (i) engage in any “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code which would result in a material liability for the Borrower or any of its Subsidiaries; or (ii) sponsor, maintain, make contributions to or incur liabilities in respect of any Plan which is subject to Title IV of ERISA or Section 302 of ERISA to the extent such action (or actions in the aggregate under this clause (ii)) could reasonably be expected to have a Material Adverse Effect.
10.17 Employment of Collateral Rig. The Borrower shall not and shall not permit any Collateral Vessel-Owning Subsidiary to knowingly or recklessly employ the Collateral Rig or suffer its employment in any trade or business which is forbidden by any applicable law or is otherwise illicit or in carrying illicit or prohibited goods or in a Sanctioned Country or for the benefit of a Sanctioned Party or in any manner whatsoever which may render it liable to condemnation in a prize court or to destruction, seizure or confiscation or that may expose the Collateral Rig to penalties or sanctions.
10.18 Sovereign Immunity. The Borrower shall not and shall not permit any Restricted Subsidiary to, in any proceeding in the jurisdiction of its incorporation or elsewhere in connection with any of the Credit Documents, claim for itself or any of its assets sovereign immunity from suit, execution, attachment or other legal process.
10.19 Sanctions Laws and Regulations. The Borrower and its Subsidiaries shall not, and, to the best of their knowledge, their respective directors, officers, employees, representatives and agents, shall not, use the proceeds of any Borrowing

(i) for the benefit of any Sanctioned Person, or in any Sanctioned Country, (ii) in any other manner that would result in a violation of any Sanctions by the Borrower or its Subsidiaries or (iii) in violation of any Anti-Corruption Laws. The Borrower and its Subsidiaries shall not permit or authorize and shall prevent the Collateral Rig from trading to Iranian and/or Syrian ports or carrying crude oil, petroleum products, petrochemical products or natural gas if they originate in Iran, or are being exported from Iran to any other country, or carrying crude oil or petrochemical products if they originate in Syria or are being exported from Syria.
SECTION 11.    Events of Default. Upon the occurrence of any of the following specified events (each shall constitute an “Event of Default”):
11.01 Payments. The Borrower shall (i) default in the payment when due of any principal of any Loan or any Note or (ii) default, and such default shall continue unremedied for three or more Business Days, in the payment when due of any interest on any Loan or Note or any Fees or any other amounts owing hereunder or under any other Credit Document; or
11.02 Representations, etc. Any representation, warranty or statement made or deemed made by any Credit Party herein or in any other Credit Document or in any certificate delivered to the Administrative Agent or any Lender pursuant hereto or thereto shall prove to be untrue or misleading in any material respect on the date as of which made or deemed made; or
11.03 Covenants. The Borrower or any of its Restricted Subsidiaries shall (i) default in the due performance or observance by it of any term, covenant or agreement contained in Section 9.01(g), 9.03(a)(ii) or (b), 9.04 (solely with respect to the Borrower), 9.05(ii) and (iii), 9.09(d), 9.10, 9.11(a), (f) or (i) or 10 or (ii) default in the due performance or observance by it of any other term, covenant or agreement (other than those referred to in Section 11.01, 11.02 or clause (i) of this Section 11.03) contained in this Agreement or any other Credit Document and, in the case of this clause (ii), such default shall continue for a period of thirty (30) days (or such shorter grace period as is expressly provided for in the applicable Credit Document) after the earlier of (A) the Administrative Agent’s or the Required Lenders’ delivery of written notice thereof to the Borrower and (B) an Authorized Representative of the Borrower or any Subsidiary having obtained knowledge thereof; or
11.04 Default Under Other Agreements. With respect to (v) the SSCF, (w) the Existing Revolving Credit Agreement, (x) the Senior Notes, (y) the Senior Term Loan or (z) any other Indebtedness (other than the Obligations and intercompany Indebtedness) in an aggregate principal amount greater than $25,000,000, (i) the Borrower or any of its Restricted Subsidiaries shall default in any payment beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) the Borrower or any of its Restricted Subsidiaries shall default in the observance or performance of any agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, the effect of which default is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause (determined without regard to whether any notice is required), any such Indebtedness to become due prior to its stated maturity, provided that it shall not be an Event of Default under this Section 11.04 if a waiver of any of the defaults described in the preceding clauses (i) through (ii) has been obtained; or
11.05 Bankruptcy, etc. Any Credit Party or any Subsidiary which owns one or more Rigs shall commence a voluntary case concerning itself under Title 11 of the United States Code entitled “Bankruptcy,” as now or hereafter in effect, or any successor thereto (the “Bankruptcy Code”); or an involuntary case is commenced against any Credit Party or any Subsidiary which owns one or more Rigs and the petition is not dismissed within 60 days, after commencement of the case; or a custodian (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or substantially all of the property of any Credit Party or any Subsidiary which owns one or more Rigs or any Credit Party or any Subsidiary which owns one or more Rigs commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction (other than as permitted pursuant to Section 10.02) whether now or hereafter in effect relating to any Credit Party or any Subsidiary which owns one or more Rigs or there is commenced against any Credit Party or any Subsidiary which owns one or more Rigs, any such proceeding which remains undismissed for a period of 60 days, or any Credit Party or any Subsidiary which owns one or more Rigs is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or any Credit Party or any Subsidiary which owns one or more Rigs suffers any appointment of any custodian or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 days; or any Credit Party or any Subsidiary which owns one or more Rigs makes a general assignment for the benefit of creditors; or any petition is presented (and in the case of a petition presented by a Person other than any Credit Party or any Subsidiary which owns one or more Rigs remains undischarged or unstayed for a period of 60 days); or any order is made by any competent court for winding up, dissolution or the appointment of a liquidator; or any resolution is passed by any Credit Party or any Subsidiary which owns one or more Rigs for its winding up or dissolution or the appointment of a liquidator of any Credit Party or any Subsidiary which owns one or more Rigs; or any corporate action is taken by any Credit Party or any Subsidiary which owns one or more Rigs authorizing any of the foregoing; or

11.06 ERISA. (a)  A contribution required to be made with respect to a Plan or a Foreign Pension Plan is not timely made, or the Borrower or any of its Subsidiaries has incurred or is reasonably likely to incur liabilities pursuant to one or more employee welfare benefit plans (as defined in Section 3(1) of ERISA) that provide benefits to retired employees or other former employees (other than as required by Section 601 of ERISA) or Plans or Foreign Pension Plans; (b) there shall result from any such event or events the imposition of a Lien, the granting of a security interest, or a liability or a material risk of incurring a liability; and (c) such Lien, security interest or liability, individually and/or in the aggregate, in the opinion of the Required Lenders, has had, or could reasonably be expected to have, a Material Adverse Effect; or
11.07 Security Documents. At any time after the execution and delivery thereof, any of the Security Documents shall cease to give the Collateral Agent, for the benefit of the Secured Creditors, any of the Liens, rights, powers and privileges purported to be created thereby (including, without limitation, a perfected security interest in, and Lien on, the Collateral Rig and all of the other Collateral superior and prior to the rights of all third Persons (except in connection with Permitted Liens) and subject to no other Liens (except Permitted Liens)); provided, however, no Event of Default pursuant to this Section 11.07 shall occur unless such cessation is in respect of Collateral with an aggregate value exceeding $25,000,000; or
11.08 Guaranties. Any Subsidiary Guaranty or any provision thereof shall cease to be in full force and effect, or any Subsidiary Guarantor or any Person acting by or on behalf of such Subsidiary Guarantor, shall deny or disaffirm such Subsidiary Guarantor’s obligations under the relevant Subsidiary Guaranty; or
11.09 Judgments. One or more judgments or decrees shall be entered against the Borrower or any of its Restricted Subsidiaries (i) involving in the aggregate for the Borrower and its Restricted Subsidiaries a liability (not paid or fully covered by a reputable and solvent insurance company), and the aggregate amount of all such judgments, to the extent not covered by insurance, equals or exceeds $25,000,000 or (ii) if not involving a monetary liability or judgment, such judgments or decrees, individually or in the aggregate, in the opinion of the Required Lenders, have had, or could reasonably be expected to have, a Material Adverse Effect, and in each case, such judgments and decrees either shall be final and non-appealable or shall not be vacated, discharged or stayed or bonded pending appeal for any period of 30 consecutive days; or
11.10 Change of Control. A Change of Control shall occur; or
11.11 Credit Documents. At any time after the execution and delivery thereof, any of the Credit Documents shall cease to be valid, binding and enforceable on the Credit Parties party thereto, or any Person acting on behalf of any Credit Party shall deny or disaffirm that such Credit Document is then valid, binding and enforceable against any Credit Party; then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent or the Collateral Agent, as applicable, upon the written request of the Required Lenders, shall by written notice to the Borrower, take any or all of the following actions, without prejudice to the rights of the Administrative Agent, any Lender or the holder of any Note to enforce its claims against any Credit Party (provided that if an Event of Default specified in Section 11.05 shall occur, the result which would occur upon the giving of written notice by the Administrative Agent to the Borrower as specified in clauses (i) and (ii) below shall occur automatically without the giving of any such notice): (i) declare the Total Commitment terminated, whereupon all Commitments of each Lender shall forthwith terminate immediately and any accrued and unpaid Commitment Fees shall forthwith become due and payable without any other notice of any kind; (ii) declare the principal of and any accrued interest in respect of all Loans and the Notes and all Obligations owing hereunder and thereunder to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Credit Party; and (iii) enforce, as Collateral Agent, all of the Liens and security interests created pursuant to the Security Documents.
SECTION 12.    The Administrative Agent.
12.01 Appointment. The Lenders in their capacities as Lenders and Other Creditors (and their acceptance of the benefit of any Lien in Collateral pursuant to the terms of the Security Documents hereby irrevocably designate and appoint Citibank, N.A. as Administrative Agent to act as specified herein and in the other Credit Documents (including in its role as Collateral Agent and mortgagee trustee, and references in this Section 12 to Citibank, N.A. as Administrative Agent, shall apply equally to the Administrative Agent, in its role as Collateral Agent and mortgagee trustee, as applicable). Each Lender hereby irrevocably authorizes, and each holder of any Note by the acceptance of such Note shall be deemed irrevocably to authorize, the Administrative Agent to take such action on its behalf under the provisions of this Agreement, the other Credit Documents and any other instruments and agreements referred to herein or therein and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its respective duties hereunder by or through its officers, directors, agents, employees or affiliates.

12.02 Nature of Duties. (a) The Administrative Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement and in the other Credit Documents. Neither the Administrative Agent nor any of its officers, directors, agents, employees or affiliates shall be liable for any action taken or omitted by it or them hereunder or under any other Credit Document or in connection herewith or therewith, unless caused by its or their gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non–appealable decision). The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have by reason of this Agreement or any other Credit Document a fiduciary relationship in respect of any Lender or the holder of any Note, and nothing in this Agreement or in any other Credit Document, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement or any other Credit Document except as expressly set forth herein or therein.
(b) It is understood and agreed that the use of the term “agent” herein or in any other Credit Documents (or any other similar term) with reference to the Administrative Agent in such capacity is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.
(c) The Administrative Agent, in such capacity, shall not have any duties or obligations except those expressly set forth herein and in the other Credit Documents, and its duties hereunder shall be administrative in nature.  Without limiting the generality of the foregoing, the Administrative Agent:
(i)    shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or an Event of Default has occurred and is continuing;

(ii)   shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Credit Documents); provided that the Administrative Agent shall not be required to take any action that, in its reasonable opinion or the reasonable opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Credit Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any law for the general relief of debtors or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any law for the general relief of debtors; and

(iii)     shall not, except as expressly set forth herein and in the other Credit Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

12.03 Lack of Reliance on the Administrative Agent. Independently and without reliance upon the Administrative Agent, each Lender and the holder of each Note, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of the Borrower and its Subsidiaries in connection with the making and the continuance of the Loans and the taking or not taking of any action in connection herewith and (ii) its own appraisal of the creditworthiness of the Borrower and its Subsidiaries and, except as expressly provided in this Agreement, the Administrative Agent shall not have any duty or responsibility, either initially or on a continuing basis, to provide any Lender or the holder of any Note with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter. The Administrative Agent shall not be responsible to any Lender or the holder of any Note for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, perfection, collectability, priority or sufficiency of this Agreement or any other Credit Document or the financial condition of the Borrower and its Subsidiaries or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or any other Credit Document, or the financial condition of the Borrower and its Subsidiaries or the existence or possible existence of any Default or Event of Default.
12.04 Certain Rights of the Administrative Agent. If the Administrative Agent requests instructions from the Required Lenders with respect to any act or action (including failure to act) in connection with this Agreement or any other Credit Document, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received instructions from the Required Lenders; and the Administrative Agent shall not incur liability to any Lender by reason of so refraining. Without limiting the foregoing, neither any Lender nor the holder of any Note shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder or under any other Credit Document in accordance with the instructions of the Required Lenders.
12.05 Reliance. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order or other document or telephone message signed, sent or made by any Person that the Administrative Agent believed to be the proper Person, and, with respect to all legal matters pertaining to this Agreement and any other Credit Document and its duties hereunder and thereunder, upon advice of counsel selected by the Administrative Agent.
12.06 Indemnification. To the extent the Administrative Agent or the Collateral Agent (or any of their respective Affiliates) is not reimbursed and indemnified by the Credit Parties as required by this Agreement and other Credit Documents, the Lenders will reimburse and indemnify the Administrative Agent or the Collateral Agent, as applicable (and their respective Affiliates and their respective partners, members, directors, officers, agents, employees and controlling persons (if any), as the case may be, of the Administrative Agent, the Collateral Agent and such Affiliate) in proportion to their respective Percentages (as determined as if there were no Defaulting Lenders), for and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, costs, expenses or disbursements of whatsoever kind or nature which may be imposed on, asserted against or incurred by the Administrative Agent or the Collateral Agent (or any of their respective Affiliates) in performing its duties hereunder or under any other Credit Document, or in any way relating to or arising out of this Agreement or any other Credit Document; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s or the Collateral Agent’s (or such Affiliate’s) gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision); provided further that nothing in this Section 12.06 shall serve to relieve any Credit Party of its indemnification obligations under this Agreement and the other Credit Documents.
12.07 The Administrative Agent in its Individual Capacity. With respect to its obligation to make Loans under this Agreement, the Administrative Agent shall have the rights and powers specified herein for a “Lender” and may exercise the same rights and powers as though it were not performing the Administrative Agent duties specified herein; and the term “Lender,” “Required Lenders” or any similar terms shall, unless the context clearly indicates otherwise, include the Administrative Agent in its respective individual capacities. The Administrative Agent and its affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, investment banking, trust or other business with, or provide debt financing, equity capital or other services (including financial advisory services) to any Credit Party or any Affiliate of any Credit Party (or any Person engaged in a similar business with any Credit Party or any Affiliate thereof) as if they were not performing the duties specified herein, and may accept fees and other consideration from any Credit Party or any Affiliate of any Credit Party for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.
12.08 Holders. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes hereof unless and until a written notice of the assignment, transfer or endorsement thereof, as the case may be, shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding on any subsequent holder, transferee, assignee or endorsee, as the case may be, of such Note or of any Note or Notes issued in exchange therefor.
12.09 Resignation by the Administrative Agent. (a)  The Administrative Agent may resign from the performance of all its respective functions and duties hereunder and/or under the other Credit Documents at any time by giving written notice to the Lenders and, unless a Default or an Event of Default under Section 11.05 then exists, the Borrower. Such resignation shall take effect upon the appointment of a successor Administrative Agent pursuant to clauses (b) and (c) below or as otherwise provided below.
(b)    Upon any such notice of resignation by the Administrative Agent, the Required Lenders shall appoint a successor Administrative Agent hereunder or thereunder who shall be a commercial bank or trust company reasonably acceptable to the Borrower, which acceptance shall not be unreasonably withheld or delayed (provided that the Borrower’s approval shall not be required if an Event of Default then exists).
(c)    If a successor Administrative Agent shall not have been so appointed within 15 days of the date of the applicable notice of resignation, the Administrative Agent may then (but is not obligated to) appoint a successor Administrative Agent who shall serve as Administrative Agent hereunder or thereunder until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above.

(d)    The Administrative Agent’s resignation will, to the fullest extent permitted by applicable law, be effective on the earlier of (i) the date a replacement Administrative Agent is appointed and (ii) the date 30 days after the giving of such notice of resignation by the Administrative Agent (regardless of whether a replacement Administrative Agent has been appointed pursuant to clauses (b) and (c) above). If no successor Administrative Agent has been appointed pursuant to clause (b) or (c) by the date on which the Administrative Agent’s resignation becomes effective, the Required Lenders shall thereafter perform all the duties of the Administrative Agent hereunder and/or under any other Credit Document until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above.
(e)    Anything herein to the contrary notwithstanding, if at any time the Required Lenders determine that the Person serving as Administrative Agent is (without taking into account any provision in the definition of “Defaulting Lender” requiring notice from the Administrative Agent or any other party) a Defaulting Lender pursuant to clause (v) of the definition thereof, the Required Lenders (determined after giving effect to Section 13.12) may by notice to the Borrower and such Person remove such Person as Administrative Agent and appoint a replacement Administrative Agent hereunder. Such removal will, to the fullest extent permitted by applicable law, be effective on the earlier of (i) the date a replacement Administrative Agent is appointed and (ii) the date 30 days after the giving of such notice by the Required Lenders (regardless of whether a replacement Administrative Agent has been appointed).
12.10 Co-Collateral Agent; Separate Collateral Agent. At any time or from time to time, in order to comply with any applicable requirement of law, the Administrative Agent may appoint another bank or trust company or one or more other persons, either to act as co-agent or agents on behalf of the Administrative Agent and the other Secured Creditors with such power and authority as may be necessary for the effectual operation of the provisions hereof and which may be specified in the instrument of appointment (which may, in the discretion of the Administrative Agent, include provisions for indemnification and similar protections of such co-agent or separate agent substantially the same as those contained herein). Notwithstanding anything to the contrary contained herein, every such agent, sub-collateral agent and every co-agent shall, to the extent permitted by law, be appointed and act and be such, subject to the condition that no power given hereby, or which is provided herein or in any other Credit Document to any such co- agent, sub-collateral agent or agent shall be exercised hereunder or thereunder by such co-agent or agent except jointly with, or with the consent in writing of, the Administrative Agent.
12.11 Other Agents. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Credit Document, none of the Syndication Agents, Lead Arrangers or Bookrunners listed on the cover page hereof or otherwise a party hereto (collectively, the “Other Agents”) shall have any powers, duties or responsibilities, nor shall the Other Agents have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against any Other Agent.
SECTION 13.    Miscellaneous.
13.01 Payment of Expenses, etc. The Borrower hereby agrees to:  (i) whether or not the transactions herein contemplated are consummated, pay all reasonable out-of-pocket costs and expenses of the Agents and their respective Affiliates and their partners, members, directors, officers, agents, employees and controlling persons (if any) (including the reasonable fees and disbursements of Baker Botts L.L.P., the Administrative Agent’s special maritime counsel and, if reasonably necessary, a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated) in connection with the preparation, execution and delivery of this Agreement and the other Credit Documents and the documents and instruments referred to herein and therein and any amendment, waiver or consent relating hereto or thereto, of the Agents in connection with their syndication efforts with respect to this Agreement, (ii), pay all out-of-pocket costs and expenses of the Agents, the Lenders and their respective Affiliates and their partners, members, directors, officers, agents, employees and controlling persons (if any) (including legal fees and disbursements) in connection with the enforcement of this Agreement and the other Credit Documents and the documents and instruments referred to herein and therein or protection of their rights hereunder or thereunder or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a “work-out” or pursuant to any insolvency or bankruptcy proceedings, (iii) pay and hold the Administrative Agent and each of the Lenders harmless from and against any and all present and future stamp, documentary, transfer, sales and use, value added, excise and other similar taxes with respect to the foregoing matters, the performance of any obligation under this Agreement or any other Credit Document or any payment thereunder, and save the Administrative Agent and each of the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay or omission (other than to the extent attributable to the Administrative Agent or such Lender) to pay such taxes; and (iv) indemnify the Agents and each Lender, and their respective Affiliates and their partners, members, directors, officers, agents, employees and controlling persons (if any) (each, an “Indemnified Party”) from and hold each of them harmless against any and all liabilities, obligations (including removal or remedial actions), losses, damages, penalties, claims, actions, judgments, suits, costs, expenses and disbursements (including reasonable attorneys’ and consultants’ fees and disbursements) incurred by, imposed on or assessed against any of them as a result of, or arising out of, or in any way related to, or by reason of, (a) any investigation, litigation or other proceeding (whether or not any Indemnified Party is a party thereto and whether or not such investigation, litigation or other proceeding is brought by or on behalf of any Credit Party or any third party, and including in respect of Anti-Corruption Laws and Sanctions) related to the entering into and/or performance of this Agreement or any other Credit Document or the use of the proceeds of any Loans hereunder or the consummation of the Transaction or any other transactions contemplated herein or in any other Credit Document or the exercise of any of their rights or remedies provided herein or in the other Credit Documents or (b) the actual or alleged presence of Hazardous Materials in the air, surface water or groundwater or on the surface or subsurface of any Rig or Real Property at any time owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, the generation, storage, transportation, handling, disposal or Release of Hazardous Materials by the Borrower or any of its Restricted Subsidiaries at any location, whether or not owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, the noncompliance with Environmental Law (including applicable permits thereunder) applicable to any Rig or Real Property at any time owned, leased, operated or occupied by the Borrower or any of its Restricted Subsidiaries, or any Environmental Claim asserted against the Borrower or any of its Restricted Subsidiaries, or any Rig or Real Property at any time owned, leased, operated or occupied by the Borrower or any of its Restricted Subsidiaries, including, in each case, the reasonable fees and disbursements of counsel and other consultants incurred in connection with any such investigation, litigation, claim or other proceeding; provided that no such Indemnified Party will be indemnified for costs, expenses or liabilities (i) to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnified Party or (ii) to the extent arising from a litigation, claim or proceeding solely among such parties (other than claims against the Agents solely in their capacities as such, and other than any investigation, litigation, claim or proceeding arising out of any act or omission on the part of the Credit Parties or their respective Affiliates). To the extent that the undertaking to indemnify, pay or hold harmless any Indemnified Party set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Borrower shall make the maximum contribution to the payment and satisfaction of each of the indemnified liabilities which is permissible under applicable law.
Without limiting the Borrower’s reimbursement, indemnification and contribution obligations set forth in this Section 13.01, in no event will such Indemnified Party have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such Indemnified Party’s activities related to this Agreement or the other Credit Documents. In no event will the Borrower have any liability to the Indemnified Parties for any indirect, consequential, special or punitive damages in connection with or as a result of the Borrower’s activities relating to this Agreement or the other Credit Documents, other than reimbursement, indemnity and contribution obligations set forth in this Section 13.01 relating to indirect, consequential, special or punitive damages for which an Indemnified Party is liable or as set forth elsewhere in this Agreement.
13.02 Right of Setoff. In addition to any rights now or hereafter granted under applicable law or otherwise, and not by way of limitation of any such rights, upon the occurrence and during the continuance of an Event of Default, the Administrative Agent and each Lender is hereby authorized at any time or from time to time, without presentment, demand, protest or other notice of any kind to any Credit Party or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and apply any and all deposits (general or special) and any other Indebtedness at any time held or owing by the Administrative Agent or such Lender (including, without limitation, by branches and agencies of the Administrative Agent or such Lender wherever located) to or for the credit or the account of the Borrower or any of its Subsidiaries against and on account of the Obligations and liabilities of the Credit Parties to the Administrative Agent or such Lender under this Agreement or under any of the other Credit Documents, including, without limitation, all interests in Obligations purchased by such Lender pursuant to Section 13.06(b), and all other claims of any nature or description arising out of or connected with this Agreement or any other Credit Document, irrespective of whether or not the Administrative Agent or such Lender shall have made any demand hereunder and although said Obligations, liabilities or claims, or any of them, shall be contingent or unmatured; provided that in the event that any Defaulting Lender exercises any such right of setoff, (x) all amounts so set off will be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.13 and, pending such payment, will be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders and (y) the Defaulting Lender will provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff.
13.03 Notices. (a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows: if to the Borrower, at the address specified opposite its signature below or in the other relevant Credit Documents; if to any Lender, at its address specified to the Administrative Agent from time to time and if to the Administrative Agent, at the Notice Office; or, as to the Borrower or the Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties hereto and, as to each Lender, at such other address as shall be designated by such Lender in a written notice to the Borrower and the Administrative Agent.
Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications, to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b)    Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e‑mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Sections 2, 3.02 and 4.01 if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Articles by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

(c)    Change of Address, etc. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

(d)    Platform.

(i)    Each Credit Party agrees that the Administrative Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the “Platform”).

(ii)    The Platform is provided “as is” and “as available.” Neither Administrative Agent nor any of its Affiliates warrants the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Administrative Agent or any of its Affiliates in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Affiliates have any liability to the Borrower or the other Credit Parties, any Lender or any other Person or entity for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any Credit Party’s or the Administrative Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Credit Party pursuant to any Credit Document or the transactions contemplated therein which is distributed to the Administrative Agent or any Lender by means of electronic communications pursuant to this Section, including through the Platform.

13.04 Benefit of Agreement; Assignments; Participations. (a)  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto; provided, however, that the Borrower may not assign or transfer any of its rights, obligations or interest hereunder or under any other Credit Document without the prior written consent of the Lenders, and provided, further that, although any Lender may transfer, assign or grant participations in its rights hereunder (including any rights to yield protection, taxes and other deductions that such assigning Lender is entitled to pursuant to this Agreement), such Lender shall remain a “Lender” for all purposes hereunder (and may not transfer or assign all or any portion of its Commitments hereunder except as provided in Sections 2.12 and 13.04(b)) and the transferee, assignee or participant, as the case may be, shall not constitute a “Lender” hereunder and provided, further, that no Lender shall transfer or grant any participation under which the participant shall have rights to approve any amendment to or waiver of this Agreement or any other Credit Document except to the extent such amendment or waiver would (i) extend the final scheduled maturity of any Loan or Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or Fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates), or extend the timing of repayment of any such Loan, or reduce the principal amount thereof (it being understood that any amendment or modification to the financial definitions in this Agreement or to Section 13.07(a) shall not constitute a reduction in the rate of interest or Fees payable hereunder) or increase the amount of the participant’s participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory reduction in the Total Commitment shall not constitute a change in the terms of such participation, and that an increase in any Commitment (or the available portion thereof) or Loan shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (ii) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement or (iii) release any Collateral Rig Mortgage or release all or substantially all of the Collateral under all of the Security Documents (except as expressly provided in the Credit Documents) supporting the Loans hereunder in which such participant is participating. In the case of any such participation, the participant shall not have any rights under this Agreement or any of the other Credit Documents (the participant’s rights against such Lender in respect of such participation to be those set forth in the agreement executed by such Lender in favor of the participant relating thereto), except as provided in this Section 13.04(a). The Borrower agrees that each participant shall be entitled to the benefits of Sections 2.09, 2.10 and 4.04 (subject to the requirements and limitations therein, including the requirements under Section 4.04(g) (it being understood that the documentation required under Section 4.04(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such participant (A) agrees to be subject to the provisions of Sections 2.11 and 2.12 as if it were an assignee under paragraph (b) of this Section; and (B) shall not be entitled to receive any greater payment under Sections 2.09 or 4.04, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a change in law, rule, regulation, treaty, order, guideline, or directive (or in the interpretation or administration thereof) that occurs after the participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.12 with respect to any participant. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Loans or other obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant's interest in any commitments, loans, letters of credit or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.
(b)    Notwithstanding the foregoing, any Lender (or any Lender together with one or more other Lenders) may (x) assign all or a portion of its Commitments and related outstanding Obligations (or, if the Commitments have terminated, outstanding Obligations) hereunder to (i) (A) any Affiliate of such Lender or (B) to one or more other Lenders or any Affiliate of any such other Lender (provided that any fund that invests in loans and is managed or advised by the same investment advisor of another fund which is a Lender (or by an Affiliate of such investment advisor) shall be treated as an Affiliate of such other Lender for the purposes of this sub‑clause (x)(i)(B)) or (ii) in the case of any Lender that is a fund that invests in loans, any other fund that invests in loans and is managed or advised by the same investment advisor of any Lender or by an Affiliate of such investment advisor; provided that no assignment under Section 13.04(b) may be made to any Person that is, or would at such time constitute, a Defaulting Lender, or (y) with the consent of the Borrower (which consent (i) shall not be unreasonably withheld or delayed and shall not be required if any Default is then in existence and (ii) shall be deemed to have been given to any such assignment unless it shall object thereto by written notice to the Administrative Agent within seven Business Days after having received notice thereof), assign all, or if less than all, a portion equal to an amount which shall not be less than $5,000,000 in the aggregate and in integral multiples of $1,000,000 thereof for the assigning Lender or assigning Lenders, of such Commitments and related outstanding Obligations (or, if the Commitments have terminated, outstanding Obligations) hereunder to one or more Eligible Transferees (treating any fund that invests in bank loans and any other fund that invests in bank loans and is managed or advised by the same investment advisor of such fund or by an Affiliate of such investment advisor as a single Eligible Transferee), each of which assignees shall become a party to this Agreement as a Lender by execution of an Assignment and Assumption Agreement, provided that (i) at such time, Annex I shall be deemed modified to reflect the Commitments and/or outstanding Loans, as the case may be, of such new Lender and of the existing Lenders, (ii) upon the surrender of the relevant Notes by the assigning Lender, new Notes will be issued, at the Borrower’s expense, to such new Lender and to the assigning Lender upon the request of such new Lender or assigning Lender, such new Notes to be in conformity with the requirements of Section 2.05 (with appropriate modifications) to the extent needed to reflect the revised Commitments and/or outstanding Loans, as the case may be, (iii) the consent of the Administrative Agent shall be required in connection with any such assignment pursuant to clause (y) above (which consent shall not, in any case, be unreasonably withheld or delayed), (iv) the Administrative Agent shall receive at the time of each such assignment, from the assigning or assignee Lender, the payment of a non-refundable assignment fee of $3,500, which fee may be waived by the Administrative Agent in its discretion, and (v) no such transfer or assignment will be effective until recorded by the Administrative Agent on the Register pursuant to Section 13.15. To the extent of any assignment pursuant to this Section 13.04(b), the assigning Lender shall be relieved of its obligations hereunder with respect to its assigned Commitments and outstanding Loans. To the extent that an assignment of all or any portion of a Lender’s Commitments and related outstanding Obligations pursuant to this Section 13.04(b) (other than an assignment pursuant to Section 2.12) would, at the time of such assignment, result in increased costs under Sections 2.09 or 4.04 in excess of those being charged by the respective assigning Lender immediately prior to such assignment, then the Borrower shall not be obligated to pay such increased costs to the extent of such excess (although the Borrower, in accordance with and pursuant to the other provisions of this Agreement, shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective assignment). In no event will any assignments or participations be made to the Borrower or any of its Affiliates or Subsidiaries.
(c)    Nothing in this Agreement shall prevent or prohibit any Lender from pledging its Loans and Notes hereunder to a Federal Reserve Bank or any central bank having jurisdiction over such Lender in support of borrowings made by such Lender from such Federal Reserve Bank or central bank and, with prior notification to the Administrative Agent (but without the consent of the Administrative Agent or the Borrower), any Lender which is a fund may pledge all or any portion of its Loans and Notes to its trustee or to a collateral agent providing credit or credit support to such Lender in support of its obligations to such trustee, such collateral agent or a holder of such obligations, as the case may be. No pledge pursuant to this clause (c) shall release the transferor Lender from any of its obligations hereunder.
(d)    No assignment will be made to any Defaulting Lender or any of their respective subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause.
(e)    In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment will be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans in accordance with its Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder becomes effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest will be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.
13.05 No Waiver; Remedies Cumulative. No failure or delay on the part of the Administrative Agent, the Collateral Agent or any Lender in exercising any right, power or privilege hereunder or under any other Credit Document and no course of dealing between the Borrower or any other Credit Party and the Administrative Agent, the Collateral Agent or any Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Credit Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights, powers and remedies herein or in any other Credit Document expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Administrative Agent, the Collateral Agent or any Lender would otherwise have. No notice to or demand on any Credit Party in any case shall entitle any Credit Party to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Administrative Agent, the Collateral Agent or any Lender to any other or further action in any circumstances without notice or demand.
13.06 Payments Pro Rata. (a) Except as otherwise provided in this Agreement, the Administrative Agent agrees that promptly after its receipt of each payment from or on behalf of the Borrower in respect of any Obligations hereunder, the Administrative Agent shall distribute such payment to the Lenders entitled thereto (other than any Lender that has consented in writing to waive its pro rata share of any such payment) pro rata based upon their respective shares, if any, of the Obligations with respect to which such payment was received.
(b)    Each of the Lenders agrees that, if it should receive any amount hereunder (whether by voluntary payment, by realization upon security, by the exercise of the right of setoff or banker’s Lien, by counterclaim or cross action, by the enforcement of any right under the Credit Documents, or otherwise), which is applicable to the payment of the principal of, or interest on, the Loans, or Fees, of a sum which with respect to the related sum or sums received by other Lenders is in a greater proportion than the total of such Obligation then owed and due to such Lender bears to the total of such Obligation then owed and due to all of the Lenders immediately prior to such receipt, then such Lender receiving such excess payment shall purchase for cash without recourse or warranty from the other Lenders an interest in the Obligations of the respective Credit Party to such Lenders in such amount as shall result in a proportional participation by all the Lenders in such amount; provided that (x) if all or any portion of such excess amount is thereafter recovered from such Lenders, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest and (y) any payment received in consideration for an assignment of participation permitted pursuant to Section 13.04 to a Person other than the Borrower or an Affiliate thereof shall not be subject to this 13.06(b).
(c)    Notwithstanding anything to the contrary contained herein, the provisions of the preceding Sections 13.06(a) and (b) shall be subject to the express provisions of this Agreement which require, or permit, differing payments to be made to Non-Defaulting Lenders as opposed to Defaulting Lenders.
13.07 Calculations; Computations. (a)  Subject to the provisions of Section 1.02(b), the financial statements to be furnished to the Lenders pursuant hereto shall be made and prepared in accordance with GAAP in the United States consistently applied throughout the periods involved (except as set forth in the notes thereto or as otherwise disclosed in writing by the Borrower to the Lenders to the extent, in each case, permitted by the terms of this Agreement).
(b)    All computations of interest, Commitment Fees and other Fees hereunder shall be made on the basis of a year of 360 days (except for computations of interest with respect to Base Rate Loans when the Base Rate is determined by reference to clause (i) of the definition thereof, which shall be calculated on the basis of a year of 365 or 366 days) for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest, Commitment Fees or other Fees are payable.
13.08 GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL. (a)  THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL, EXCEPT AS OTHERWISE PROVIDED IN CERTAIN OF THE COLLATERAL RIG MORTGAGES AND OTHER SECURITY DOCUMENTS AS DETERMINED BY THE ADMINISTRATIVE AGENT, BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, EACH PARTY HEREUNDER HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARTIES HEREUNDER HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENTS BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER. EACH OF THE PARTIES HEREUNDER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 13.03, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH OF THE PARTIES HEREUNDER HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY OTHER CREDIT DOCUMENT THAT SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE ADMINISTRATIVE AGENT, ANY LENDER OR THE HOLDER OF ANY NOTE TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY PARTY HEREUNDER IN ANY OTHER JURISDICTION.
(b)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY

OTHER CREDIT DOCUMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
(d)    The Borrower acknowledges that the majority of its officers are based in the Houston office located at the address specified opposite its signature below.
13.09 Counterparts. (a)    Counterparts; Integration. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Credit Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.
(b)    Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.
13.10 Effectiveness. Except as provided in Section 5.01, this Agreement shall become effective on the date on which it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.
13.11 Headings Descriptive. The headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.
13.12 Amendment or Waiver; etc. (a)  Neither this Agreement nor any other Credit Document nor any terms hereof or thereof may be changed, waived, discharged or terminated unless such change, waiver, discharge or termination is in writing signed by the respective Credit Parties party hereto or thereto and the Required Lenders, provided that:
(X)     additional parties may be added to (and annexes may be modified to reflect such additions), and Subsidiaries of the Borrower may be released from, the Subsidiary Guaranty and the Security Documents in accordance with the provisions hereof and thereof without the consent of the other Credit Parties party thereto or the Required Lenders;
(Y)    no such change, waiver, discharge or termination shall, without the consent of each Lender (other than a Defaulting Lender other than in the case of clause (i) and (v) below) (with Obligations being directly and negatively affected in the case of the following clauses (i) and (v), to the extent (in the case of the following clause (v)) that any such Lender would be required to make a Loan in excess of its pro rata portion provided for in this Agreement or would receive a payment or prepayment of Loans or a commitment reduction that (in any case) is less than its pro rata portion provided for in this Agreement, in each case, as a result of any such amendment, modification or waiver referred to in the following clause (v)):
(i) extend the final scheduled maturity of any Loan or Note held by such Lender, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount, or extend the time of payment, of any Fees thereon (except in connection with the waiver of applicability of any post-default increase in interest rates), or extend the timing of repayment of any such Loan, or reduce the principal amount of any such Loan thereof (it being understood that any amendment or modification to the financial definitions in this Agreement or to Section 13.07(a) shall not constitute a reduction in the rate of interest or the amount of Fees for the purposes of this clause (i)), or increase the Commitment of any Lender,

(ii) release any Collateral Rig Mortgage or all or substantially all of the Collateral (except as expressly provided in the Credit Documents) under the Security Documents or permit any Collateral Disposition under clause (i) of the definition thereof,
(iii) amend, modify or waive any provision of this Section 13.12 (except for technical amendments with respect to additional extensions of credit pursuant to this Agreement which afford the protections to such additional extensions of credit of the type provided to the Commitments on the Effective Date), the definition of “Back-Stop Date”, Sections 9.05(ii) and (iii), 9.09(d), 9.10 or 10.19, or any other Section which expressly requires the consent of all Lenders or all Lenders directly and negatively affected thereby (provided that, for the avoidance of doubt, any definitions and Sections referenced therein, but not explicitly set forth in this Section 13.12(a)(Y)(iii) shall not be subject to the restrictions of this Section 13.12(a)(Y)(iii)),
(iv) reduce the percentage specified in the definition of Required Lenders,
(v) amend, modify or waive (I) Section 2.06 or (II) any other provision in this Agreement to the extent providing for payments or prepayments of Loans or reductions in Commitments, in each case, to be applied pro rata among the Lenders entitled to such payments or prepayments of Loans or reductions in Commitments (it being understood that the waiver of any mandatory commitment reduction or any mandatory prepayment of Loans by the Required Lenders shall not constitute an amendment, modification or waiver for purposes of this clause (v)),
(vi) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, or
(vii) substitute, replace or release any Subsidiary Guarantor from a Subsidiary Guaranty; and
(Z)    no such change, waiver, discharge or termination shall (1) increase the Commitments of any Lender over the amount thereof then in effect without the consent of such Lender (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the Total Commitment shall not constitute an increase of the Commitment of any Lender, and that an increase in the available portion of any Commitment of any Lender shall not constitute an increase of the Commitment of such Lender) or (2) without the consent of the Administrative Agent, amend, modify or waive any provision of Section 12 or any other provision as same relates to the rights or obligations of the Administrative Agent; provided, further, that any change, waiver, discharge or termination of this Agreement that by its terms affects the rights or duties under this Agreement of Lenders of a particular Class (but not the Lenders of any other Class) may be effected by a writing signed by the Borrower and the requisite percentage in interest of the affected Class of Lenders that would be required to consent thereto under this Section 13.12 if such Class of Lenders were the only Class of Lenders hereunder at the time.

(b)    If, in connection with any proposed change, waiver, discharge or termination of any of the provisions of this Agreement as contemplated by clauses (i) through (vii), inclusive, of Section 13.12(a), the consent of the Required Lenders is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrower shall have the right to replace each such non-consenting Lender or Lenders with one or more Replacement Lenders pursuant to Section 2.12 so long as at the time of such replacement, each such Replacement Lender consents to the proposed change, waiver, discharge or termination, provided that in any event the Borrower shall not have the right to replace a Lender, terminate its Commitments or repay its Loans solely as a result of the exercise of such Lender’s rights (and the withholding of any required consent by such Lender) pursuant to Section 13.12(a)(Z)(1).
(c)    Anything herein to the contrary notwithstanding, during such period as a Lender is a Defaulting Lender, to the fullest extent permitted by applicable law, such Lender will not be entitled to vote in respect of amendments and waivers hereunder and the Commitment and the outstanding Loans or other extensions of credit of such Lender hereunder will not be taken into account in determining whether the Required Lenders or all of the Lenders, as required, have approved any such amendment or waiver (and the definition of “Required Lenders” will automatically be deemed modified accordingly for the duration of such period); provided, that any such amendment or waiver that would increase or extend the term of the Commitment of such Defaulting Lender, extend the date fixed for the payment of principal or interest owing to such Defaulting Lender hereunder, reduce the principal amount of any obligation owing to such Defaulting Lender, reduce the amount of or the rate or amount of interest on any amount owing to such Defaulting Lender or of any fee payable to such Defaulting Lender hereunder, or alter the terms of this proviso, will require the consent of such Defaulting Lender.

13.13 Survival. All indemnities set forth herein including, without limitation, in Sections 2.09, 2.10, 4.04, 12.06 and 13.01 shall survive the execution, delivery and termination of this Agreement and the Notes and the making and repayment of the Obligations.
13.14 Domicile of Loans. Each Lender may transfer and carry its Loans at, to or for the account of any office, Subsidiary or Affiliate of such Lender. Notwithstanding anything to the contrary contained herein, to the extent that a transfer of Loans pursuant to this Section 13.14 would, at the time of such transfer, result in increased costs under Section 2.09, 2.10 or 4.04 in excess of those being charged by the respective Lender immediately prior to such transfer, then the Borrower shall not be obligated to pay such increased costs to the extent of such excess (although the Borrower shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective transfer).
13.15 Register. The Borrower hereby designates the Administrative Agent to serve as its non-fiduciary agent, solely for purposes of this Section 13.15, to maintain a register (the “Register”) on which it will record the Commitments from time to time of each of the Lenders, the Loans made by each of the Lenders, the principal amount (and stated interest) of such Loans, and each repayment in respect of the principal amount of the Loans of each Lender. Failure to make any such recordation, or any error in such recordation, shall not affect the Borrower’s obligations in respect of such Loans. With respect to any Lender, the transfer of the Commitments of such Lender and the rights to the principal of, and interest on, any Loan made pursuant to such Commitments shall not be effective until such transfer is recorded on the Register maintained by the Administrative Agent with respect to ownership of such Commitments and Loans and prior to such recordation all amounts owing to the transferor with respect to such Commitments and Loans shall remain owing to the transferor. The registration of assignment or transfer of all or part of any Commitments and Loans shall be recorded by the Administrative Agent on the Register only upon the acceptance by the Administrative Agent of a properly executed and delivered Assignment and Assumption Agreement pursuant to Section 13.04(b). Coincident with the delivery of such an Assignment and Assumption Agreement to the Administrative Agent for acceptance and registration of assignment or transfer of all or part of a Loan, or as soon thereafter as practicable, the assigning or transferor Lender shall surrender the Note (if any) evidencing such Loan, and thereupon one or more new Notes in the same aggregate principal amount shall be issued to the assigning or transferor Lender and/or the new Lender at the request of any such Lender.
13.16 Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective managers, administrators, trustees, partners, directors, officers, employees, agents, insurers and insurance brokers, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners) or by its auditors, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective party (or its managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives) to any swap, derivative or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payments hereunder, (iii) any rating agency, or (iv) the CUSIP Service Bureau or any similar organization, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower.
For purposes of this Section, “Information” means all information received from the Borrower or any of its Subsidiaries relating to the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by the Borrower or any of its Subsidiaries, provided that, in the case of information received from the Borrower or any of its Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

13.17 Currency Conversion Shortfall. (a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under any other Credit Document in Dollars into another currency, the rate of exchange used shall be that at which, in accordance with normal, reasonable banking procedures, the Administrative Agent could purchase Dollars with such other currency in New York City on the Business Day preceding that on which final judgment is given.

(b)    The Obligations of the Credit Parties in respect of any sum due to the Administrative Agent or any Lender hereunder or under any other Credit Document shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in such currency, the Administrative Agent may, in accordance with normal, reasonable banking procedures, purchase Dollars with such other currency. If the amount of Dollars so purchased is less than the sum originally due, in Dollars, the Borrower agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such Obligation was owing against such loss. If the amount of Dollars so purchased is greater than the sum originally due, the Administrative Agent agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable law).
13.18 Releases. Without further written consent or authorization from any Secured Creditor, the Administrative Agent or Collateral Agent, as applicable, may (a) execute any documents or instruments necessary in connection with an Asset Disposition permitted by this Agreement, (b) release any Lien encumbering any item of Collateral that is the subject of such Asset Disposition permitted by this Agreement or with respect to which Required Lenders (or such other Lenders as may be required to give such consent under Section 13.12) have otherwise consented or (c) release any Subsidiary Guarantor that is the subject of such Asset Disposition permitted by this Agreement from its obligations under the Credit Documents or with respect to which Required Lenders (or such other Lenders as may be required to give such consent under Section 13.12) have otherwise consented.

* * *

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.
Address:
Pacific Drilling S.A.
8-10 Avenue de la Gare
L-1610 Luxembourg
Attention:  VP Treasurer
Email: j.boots@pacificdrilling.com
Facsimile:  352 26 84 54 10
Telephone: 352 26 84 57 81

with a copy to:
Pacific Drilling Services, Inc.
11700 Katy Freeway, Suite 175
Houston, Texas 77079
Attention: VP General Counsel
Email: k.doris@pacificdrilling.com
Facsimile: (832) 201-9883
Telephone: (832) 255-0519

Pacific Drilling S.A. (Registrant)

By:	/s/ Christian J. Beckett
Name:	Christian J. Beckett
Title:	Executive Director

[Signature Page to Revolving Credit Agreement]

CITIBANK, N.A., as Administrative Agent and Lender

By:	/s/ Rob Malleck
Name:	Rob Malleck
Title:	Vice President

[Signature Page to Revolving Credit Agreement]

DNB Capital LLC, as Lender

By:	/s/ Barbara Gronquist
Name:	Barbara Gronquist
Title:	Senior Vice President

For institutions requiring a second signature block:
By:	/s/ Florianne Robin
Name:	Florianne Robin
Title:	First Vice President

[Signature Page to Revolving Credit Agreement]

NORDEA BANK FINLAND PLC, LONDON BRANCH, as Lender

By:	/s/ Thor Erling Kylstad
Name:	Thor Erling Kylstad
Title:	Head of Shipping London Branch

For institutions requiring a second signature block:
By:	/s/ Justin Martin
Name:	Justin Martin
Title:	Vice President

[Signature Page to Revolving Credit Agreement]

STANDARD CHARTERED BANK, as Lender

By:	/s/ Stephen Hackett
Name:	Stephen Hackett
Title:	Regional Head, Structured Finance

For institutions requiring a second signature block:
By:	/s/ Hsing H. Huang
Name:	Hsing H. Huang
Title:	Associate Director
Standard Chartered Bank NY

[Signature Page to Revolving Credit Agreement]

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ J. Frazell
Name:	J. Frazell
Title:

For institutions requiring a second signature block:
By:
Name:
Title:

[Signature Page to Revolving Credit Agreement]

CREDIT AGRICOLE Corporate and Investment Bank, as Lender

By:	/s/ Jerome Duval
Name:	Jerome Duval
Title:	Managing Director

For institutions requiring a second signature block:
By:	/s/ Michael Choina
Name:	Michael Choina
Title:	Director

[Signature Page to Revolving Credit Agreement]

DEUTSCHE BANK AG NEW YORK BRANCH, as Lender

By:	/s/ Dusan Lazarov
Name:	Dusan Lazarov
Title:	Director

For institutions requiring a second signature block:
By:	/s/ Michael Winters
Name:	Michael Winters
Title:	Vice President

[Signature Page to Revolving Credit Agreement]

NIBC BANK N.V., as Lender

By:	/s/ Jeroen van der Putten
Name:	Jeroen van der Putten
Title:	Director

For institutions requiring a second signature block:
By:	/s/ Arnoud de Ridder
Name:	Arnoud de Ridder
Title:	Associate

[Signature Page to Revolving Credit Agreement]

CREDIT INDUSTRIEL ET COMMERCIAL, as Lender

By:	/s/ Andrew McKuin
Name:	Andrew McKuin
Title:	Managing Director

For institutions requiring a second signature block:
By:	/s/ Adrienne Molloy
Name:	Adrienne Molloy
Title:	Managing Director

[Signature Page to Revolving Credit Agreement]

Annex I

COMMITMENTS

Lender	Commitment
Citibank, N.A.	$75,000,000
DNB Capital LLC	$75,000,000
Nordea Bank Finland Plc, London Branch	$75,000,000
Standard Chartered Bank	$75,000,000
The Bank of Nova Scotia	$60,000,000
Credit Agricole CIB	$50,000,000
Deutsche Bank AG New York Branch	$35,000,000
NIBC Bank N.V.	$30,000,000
Credit Industriel et Commercial	$25,000,000
TOTAL:	$500,000,000

Credit Agreement - Schedules

SCHEDULE A

Approved Flag States

Republic of Liberia
Panama
The Republic of the Marshall Islands

SCHEDULE B

Subsidiary Guarantors

•	Pacific Drilling Holding (Gibraltar) Limited

•	Pacific Drilling VIII Limited

SCHEDULE C

Pledge Agreements, Equity-Owning Subsidiaries

Section A
1. Equitable Mortgage Over Shares in Pacific Drilling VIII Limited, dated as of [ ], by and between Pacific Drilling Holding (Gibraltar) Limited, as mortgagor, Citibank, N.A., as the Collateral Agent and Security Trustee, and Pacific Drilling VIII Limited, as Company.

Section B

•	Pacific Drilling Holding (Gibraltar) Limited

SCHEDULE 8.10

PLANS

PDSI 401K Plan

SCHEDULE 8.11

UCC-1 Filing Offices

•	Recorder of Deeds, District of Columbia

◦	Pacific Drilling VIII Limited

•	Secretary of State, Texas

◦	Pacific Drilling VIII Limited

SCHEDULE 8.12

Capital Stock of Subsidiary Guarantors

Legal Name	Owner	Percentage of Ownership	Jurisdiction of Organization
Pacific Drilling Holding (Gibraltar) Limited	Pacific Drilling S.A.	100%	Gibraltar
Pacific Drilling VIII Limited	Pacific Drilling Holding (Gibraltar) Limited	100%	British Virgin Islands

SCHEDULE 8.13

Subsidiaries of the Borrower

Legal Name	Owner	Percentage of Ownership	Jurisdiction of Organization
Pacific Drilling (Gibraltar) Limited	Pacific Drilling S.A.	100%	Gibraltar
Pacific Drillship (Gibraltar) Limited	Pacific Drilling S.A.	100%	Gibraltar
Pacific Drilling Holding (Gibraltar) Limited	Pacific Drilling S.A.	100%	Gibraltar
Pacific Drilling Manpower S.àr.l	Pacific Drilling (Gibraltar) Limited	100%	Luxembourg
Pacific Drillship S.àr.l	Pacific Drilling (Gibraltar) Limited	100%	Luxembourg
Pacific Drilling Limited	Pacific Drilling (Gibraltar) Limited	100%	Liberia
Pacific Sharav S.àr.l	Pacific Drilling (Gibraltar) Limited	100%	Luxembourg
Pacific Drilling VII Limited	Pacific Drilling (Gibraltar) Limited	100%	BVI
Pacific Drilling Administrator Limited	Pacific Drilling (Gibraltar) Limited	100%	BVI
Pacific Drilling V Limited	Pacific Drillship (Gibraltar) Limited	100%	BVI
Pacific Drilling Manpower, Inc.	Pacific Drilling Holding (Gibraltar) Limited	100%	Delaware
Pacific Drilling VIII Limited	Pacific Drilling Holding (Gibraltar) Limited	100%	BVI
Pacific Drilling, Inc.	Pacific Drilling Manpower S.àr.l	100%	Delaware
Pacific Bora Ltd.	Pacific Drilling Limited	80%	Liberia
	Pacific International Drilling West Africa Limited	20%
Pacific Mistral Ltd.	Pacific Drilling Limited	100%	Liberia
Pacific Santa Ana (Gibraltar) Limited	Pacific Drilling Limited	100%	Liberia
Pacific Drilling Operations Limited	Pacific Drilling Limited	100%	BVI
Pacific Drilling Operations, Inc.	Pacific Sharav S.àr.l	100%	Delaware
Pacific Santa Ana S.àr.l	Pacific Santa Ana (Gibraltar) Limited	100%	Luxembourg
Pacific International Drilling West Africa Limited	Pacific Drilling Operations Limited	90%	Nigeria
	Nigerian 3rd party	10%
Pacific Drilling South America 1 Limited	Pacific Drilling Operations Limited	100%	BVI
Pacific Drilling South America 2 Limited	Pacific Drilling Operations Limited	100%	BVI
Pacific Drilling N.V.	Pacific Drilling Operations Limited	100%	Netherlands Antilles
Pacific Drilling Services Inc.	Pacific Drilling Operations Limited	100%	Delaware
Pacific Deepwater Construction Limited	Pacific Drilling Operations Limited	100%	BVI
Pacific Drilling Services Pte. Ltd.	Pacific Drilling Operations Limited	100%	Singapore
Pacific Drilling International, LLC	Pacific Drilling Operations Limited	100%	Delaware
Pacific Drilling Manpower Ltd.	Pacific Drilling Operations Limited	100%	BVI
Pacific Scirocco Ltd.	Pacific Drilling Limited	80%	Liberia
	Pacific International Drilling West Africa Limited	20%

Pacific Drilling do Brasil Investimentos Ltda.	Pacific Drilling South America 1 Limited	99.9%	Brazil
	Pacific Drilling South America 2 Limited	.01%
Pacific Drilling do Brasil Servicos de Perfuracao Ltda	Pacific Drilling South America 1 Limited	99.9%	Brazil
	Pacific Drilling South America 2 Limited	.01%
Pacific Drilling Neth Cooperatief	Pacific Drilling N.V.	99%	Netherlands
	Pacific Drilling Operations Limited	1%
Pacific Drilling International Ltd.	Pacific Drilling International, LLC	100%	BVI

SCHEDULE 8.16
Legal Name, Type of Organization, Jurisdiction

Name	Type	Domestic	Jurisdiction of Organization	Organization ID
Pacific Drilling S.A.	Societe anonyme	0	Luxembourg	R.C.S. Luxembourg B. 159658
Pacific Drilling Holding (Gibraltar) Limited	Private Company limited by shares	0	Gibraltar	Company Number: 108939
Pacific Drilling VIII Limited	BVI Business Company	0	British Virgin Islands	BVI Company Number: 1757539

SCHEDULE 8.21

INSURANCE

1. Risks insured and amount of cover. The Borrower shall, and shall cause each of the Collateral Vessel-Owning Subsidiaries to, at all times and at their own cost and expense, cause to be carried and maintained, insurance on the Collateral Rig and keep the Collateral Rig insured in the name of the Borrower or the relevant Collateral Vessel-Owning Subsidiary and any other Persons with an insurable interest therein on terms and in forms which are customary and reflect the prudent practice of other responsible and experienced persons of similar size and established reputation engaged in the same or similar operation and within the same geographic location as the Collateral Rig, against:
(a) fire and usual marine risks, Hull and Machinery, Hull Interest (or Increased Value), ACOC Insurance and War Risks (including terrorism, piracy, and confiscation, per common conditions and exclusions) on an agreed value basis of at least equal to $650,000,000 and Loss of Hire on a 45/90/90 basis for the Collateral Rig. In addition, the Hull and Machinery insured value of the Collateral Rig shall, at all times be equal to or greater than 60% of the insured value of the Collateral Rig, while the remaining cover is to be taken out by way of Hull Interest Insurance (i.e. Increased Value) and ACOC Insurance;
(b) protection and indemnity risks (as defined below) in respect of the Collateral Rig’s full tonnage, and insurance against liability for pollution by the Collateral Rig in an amount equal to the highest level of cover from time to time available under basic protection by the entry of the Collateral Rig in a protection and indemnity association or club belonging to the International Group of P&I Clubs or insurance companies providing equivalent protection;
(c) all other risks respecting a vessel which are customarily insured against by leading operators of vessels of the same age and type as the Collateral Rig in accordance with then current industry practice and taking account of the areas in which the Collateral Rig may operate from time to time, with named windstorm coverage exclusions while the Collateral Rig is operating in the Gulf of Mexico; and
(d) placed by either the Collateral Agent for the benefit of the Secured Creditors, at the expense of the Borrower, or placed by the Borrower or the Collateral Vessel-Owning Subsidiary(-ies) for the benefit of the Lenders, mortgagee’s interest insurance (“MII”) and mortgagee’s additional perils (pollution) insurance (“MAPI”), on conditions acceptable to the Administrative Agent in an amount of $600,000,000, and Collateral Agent has agreed to obtain and maintain the same, on behalf of the Secured Creditors, if such MII and MAPI is not included in the Borrower’s or the Collateral Vessel-Owning Subsidiary’s(-ies’) general marine package; provided that the Borrower or the Collateral Vessel-Owning Subsidiary(-ies) shall not be required to procure or maintain any insurance otherwise required to be procured or maintained under this clause 1, if such insurance is not commercially available in the commercial insurance market.
2. Port risk cover. While the Collateral Rig is laid up, port risk insurance may be taken out on the Collateral Rig by the Borrower or the Collateral Vessel-Owning Subsidiary(-ies) instead of the aforesaid hull insurance, on normal market terms, subject to the approval of the Administrative Agent not to be unreasonably withheld or delayed.
3. Terms of cover. The Borrower shall, or shall cause each of the Collateral Vessel-Owning Subsidiary(-ies) to, procure that the insurance policies for the Collateral Rig shall:
(a) be effected through the owner’s approved broker (the “Owner’s Insurance Broker”) and reputable independent insurance companies and/or underwriters (including mutual insurance schemes and /or captive insurance schemes) in Europe, North America, the Far East and other established insurance markets except that the insurances against protection and indemnity risks may be effected by the entry of the Collateral Rig with protection and indemnity associations which are members of the IGA or, if the IGA has disbanded and there is no successor or replacement body of associations, other leading protection and indemnity associations and the insurances against war risks may be effected by the entry of the Collateral Rig with leading war risks associations;

(b) provide that all amounts payable thereunder shall be payable in Dollars or any other currency approved by the Administrative Agent;
(c) in all other respects be in a form and on terms customary in the insurance markets in which the cover is placed and/or as otherwise approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed).
4. Endorsement of the Collateral Agent’s interests. The Borrower shall, or shall cause the Collateral Vessel-Owning Subsidiary(-ies) to, procure that all policies, binders, cover notes or other instruments of the insurances referred to in clause (1.a.) above shall be taken out in the name of the Borrower and/or Collateral Vessel-Owning Subsidiary(-ies), with the Collateral Agent as an additional insured (without liability for premiums), as their respective interests may appear, and shall incorporate a loss payable clause naming the Collateral Agent as loss payee prepared in compliance with the terms of the Assignment of Insurance Proceeds.
5. Letters of undertaking; Owner’s Insurance Broker Report. The Borrower shall, or shall cause the Collateral Vessel-Owning Subsidiary(-ies) to, procure that the Owner’s Insurance Broker and any protection and indemnity or war risks association in which the Collateral Rig may from time to time be entered shall deliver to the Collateral Agent a letter or letters of undertaking in such form as the Administrative Agent may reasonably require having regard to the then current market practice and the practices prescribed by the IGA or any successor association or body and/or the London Market Brokers’ Committee and/or any other professional association of which an Owner’s Insurance Broker is a member. The Owner’s Insurance Broker shall deliver to the Collateral Agent its broker’s report confirming that the insurance requirements set forth in this Schedule 8.21 have been complied with and are sufficient to protect the interests of the Collateral Agent.
6. Deposit and production of insurance documents. The Borrower shall, or shall cause each of the Collateral Vessel-Owning Subsidiary(-ies) to, procure that:
(a) Copies of all original slips, cover notes, policies, certificates of entry and other instruments of insurance issued from time to time in respect of the insurance required herein which are effected through the Owner’s Insurance Broker shall forthwith be deposited with such Owner’s Insurance Broker and shall thereafter be held by such Owner’s Insurance Broker to the order of the Administrative Agent upon and subject to such terms as the Administrative Agent shall reasonably require having regard to the then current market practice;
(b) that, as soon as reasonably practicable upon the Administrative Agent’s request therefor, certified copies of the instruments of insurance referred to in paragraph (a) shall be produced to the Administrative Agent by the Owner’s Insurance Broker;
(c) that, forthwith upon the Administrative Agent’s request therefor, certified copies of all certificates of entry and policies relating to the Collateral Rig’s entry with any protection and indemnity association or war risks association shall be produced to the Administrative Agent by such protection and indemnity and/or war risks association and/or the Owner’s Insurance Broker (as appropriate).
7. Payment of premiums and calls. The Borrower shall, or shall cause each of the Collateral Vessel-Owning Subsidiary(-ies) to, punctually pay all premiums, calls, contributions or other sums payable in respect of the insurance required herein and shall produce to the Administrative Agent all relevant receipts or other evidence of payment when so required by the Administrative Agent.
8. Waiver of broker’s lien. Where any of the insurances effected through the Owner’s Insurance Broker form part of a fleet cover and such Owner’s Insurance Broker is or would be entitled to exercise rights of off-set or cancellation in relation to claims under the insurances for non-payment of premiums in respect of other vessels covered by the same insurances, the Borrower shall, or shall cause the Collateral Vessel-Owning Subsidiary(-ies) to, procure (having regard to then current market practice including the practice prescribed by the London Market Brokers’ Committee and/or any other professional association of which the Owner’s Insurance Broker is a member) that such Owner’s Insurance Broker shall undertake to the Collateral Agent:

(a) not to exercise against the policy or against any claims in respect of the Collateral Rig any lien or right of off-set for unpaid premiums in respect of vessels other than the Collateral Rig covered under such fleet cover or for unpaid premiums in respect of any other such policies of insurance;
(b) not to cancel the insurance by reason of the non-payment of premiums for vessels covered by such fleet cover; or, in lieu of the undertakings referred to in clauses (a) and (b) of this paragraph 2, to issue a separate policy of insurance in respect of the Collateral Rig as and when the Administrative Agent may reasonably so require.
9. Renewal of Insurances. The Borrower shall, or shall cause the Collateral Vessel-Owning Subsidiary(-ies) to, renew the insurances (or relevant part thereof) before the relevant policies, contracts or entries expire and shall procure that the Owner’s Insurance Broker and/or the relevant protection and indemnity association or war risks association shall promptly confirm in writing to the Administrative Agent as and when each such renewal has been effected.
10. Execution of guarantees. The Borrower shall, or shall cause the Collateral Vessel-Owning Subsidiary(-ies) to, promptly arrange for the execution and delivery of such guarantees in respect of the Collateral Rig as may from time to time be required by any protection and indemnity or war risks association in accordance with its rules or the terms of entry of the Collateral Rig.
11. Information from brokers. The Borrower shall, or shall cause each of the Collateral Vessel-Owning Subsidiary(-ies) to, procure that the Owner’s Insurance Broker and the managers of any protection and indemnity and/or war risks association with which the Collateral Rig is entered shall give to the Administrative Agent such information as to the insurances as the Administrative Agent may reasonably request, except any proprietary information, including marketing negotiations, which the Owner’s Insurance Broker is not allowed to provide.
12. Restriction on amendments to cover. The Borrower shall, and shall not permit the Collateral Vessel-Owning Subsidiary(-ies) to, without the prior consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed), make any alteration (other than underwriter-mandated amendments or changes, in which case prompt notice thereof shall be provided to the Administrative Agent) to the terms of any of the insurances which would or could reasonably be expected to have a material adverse effect on the rights or interests of the Collateral Agent nor shall the Borrower take any action or omit to take any action or suffer any act or omission, or permit the Collateral Vessel-Owning Subsidiary(-ies) to take any action or suffer any act or omission, which would or would be likely to render any of the insurances invalid, void, voidable, suspended, defeated or unenforceable or render any sum payable thereunder repayable in whole or in part (save and to the extent that replacement cover has been effected in accordance with this Schedule 8.21).
13. Restriction on settlement of claims. Subject to the rights of any charterer, the Borrower shall not, and shall not permit the Collateral Vessel-Owing Subsidiary(-ies) to, without the prior written consent of the Administrative Agent settle, compromise or abandon any claim under the insurances for an Event of Loss or any casualty to the Collateral Rig in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $50,000,000 or the equivalent in any other currency. If an Event of Default has occurred and is continuing, the Administrative Agent shall have the exclusive right to negotiate such claims.
14. Assistance by the Borrower. Upon the occurrence and continuance of an Event of Default, the Borrower shall undertake to do, or to cause the Collateral Vessel-Owning Subsidiary(-ies) to do, all things and provide all documents, evidence and information as may be necessary, proper and desirable to enable the Collateral Agent to collect or recover any moneys which at any time become due in respect of the insurances and for such purpose (but without limitation) the Borrower shall permit the Collateral Agent if necessary to sue in the Borrower’s or any of the Collateral Vessel-Owning Subsidiary’s(-ies’) name(s).
15. Employment in conformity with insurance cover. The Borrower will not, and will not permit the Collateral Vessel-Owning Subsidiary(-ies) to, at any time employ the Collateral Rig or suffer it to be employed except in conformity with the terms of the insurances (including any express or implied warranties) without first obtaining the consent to such employment of the insurers and complying with such requirements as to extra premium or otherwise as the insurers may prescribe and before allowing the Collateral Rig to enter or trade to or operate in any zone which is declared a war zone by any government or by the Collateral Rig’s war risks insurers or which is rendered dangerous by reason of hostility in any part of the world (whether war be declared or not) to effect such special insurance cover so as to ensure that the Collateral Rig is fully insured against war risks in accordance with this Schedule 8.21 while in such zone.

For purposes of this Schedule 8.21, “protection and indemnity risks” shall means (a) the usual risks covered by a protection and indemnity association which is a member of the International Group of Protection and Indemnity Associations (together with any successor association or replacement body of such associations, the “IGA”) including pollution risks and the proportion (if any) of any sums payable to any other Person or Persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of Section 1 of the Institute Time Sections (Hulls)(1/10/83) or Section 8 of the Institute Time Sections (Hulls) (1/11/1995) or the Institute Amended Running Down Section (1/10/71) or any equivalent provision; or (b) if those risks are placed on Norwegian terms, protection, and indemnity risks as defined in the Norwegian Marine Insurance Plan of 1996 (as amended).

SCHEDULE 10.01

Existing Liens

1. Liens securing the Indebtedness listed in item 1 of Schedule 10.04 (secured by the Pacific Sharav and Pacific Meltem and certain other related collateral).

2. Liens securing the Indebtedness listed in item 2 of Schedule 10.04 (secured by the Pacific Khamsin, and certain other related collateral).

SCHEDULE 10.04

Existing Indebtedness

1. Indebtedness pursuant to the SSCF with total aggregate commitments available thereunder to the borrowers in the amount of $1.0 billion and borrowings outstanding on the Effective Date in the amount of $500 million. Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited are the borrowers and Pacific Drilling S.A. is the guarantor under the SSCF.
2. Indebtedness in the aggregate principal amount of $500.0 million pursuant to the 7.25% Senior Secured Notes issued by Pacific Drilling V Ltd. on November 28, 2012 and guaranteed by Pacific Drilling S.A.

SCHEDULE 10.05

Existing Investments

None.

Exhibits
EXHIBIT A

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT
DATE: [____________]
Reference is made to the Credit Agreement described in Item 2 of Annex I annexed hereto (as such Credit Agreement may hereafter be amended, restated, modified or supplemented from time to time, the “Credit Agreement”). Unless defined in Annex I attached hereto, capital-ized terms defined in the Credit Agreement are used herein as therein defined. _____________ (the “Assignor”) and ______________ (the “Assignee”) hereby agree as follows:
1.    For an agreed consideration the Assignor hereby sells and assigns to the Assignee without recourse and with-out representation or warranty (other than as expressly provided herein), and the Assignee here-by purchases and assumes from the Assignor, that interest and amount of each applicable Class in and to all of the Assignor’s rights and obligations under the Credit Agreement and any other documents or instruments delivered pursuant thereto as of the date hereof which represents the percentage interest specified in Item 4 of Annex I attached hereto (the “Assigned Share”) of all of the Assignor’s outstanding rights and obligations under the Credit Agreement and any other documents or instruments delivered pursuant hereto indicated in Item 4 of such Annex I, including, without limitation, in the case of any assignment of all or any portion of the Assignor’s Commitment, all rights and obligations with respect to the Assigned Share of the Total Com-mitment and of all outstanding Loans.
2.    The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any liens or security interests and has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption Agreement; (ii) makes no representation or warranty and assumes no responsibility with respect to any state-ments, warranties or representations made in or in connection with the Credit Agreement or the other Credit Documents or the execution, legality, validity, enforce-ability, genuineness, suffi-ciency or value of the Credit Agreement or the other Credit Documents or any other instrument or document furnished pursuant thereto; and (iii) makes no representa-tion or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any of its Subsidiaries or the performance or observance by the Borrower or any of its Subsidiaries of any of their respective obligations under the Credit Agreement or the other Credit Documents or any other instrument or document furnished pursuant thereto.

3.    The Assignee (i) confirms that it is [a Lender]/[an Affiliate of a Lender]/[an Eligible Transferee]; (ii) confirms that it has received a copy of the Credit Agreement and the other Credit Documents, together with copies of the financial statements referred to therein and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assign-ment and Assumption Agreement; (iii) represents and warrants that it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption Agreement; (iv) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and in-forma-tion as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (v) appoints and authorizes the Adminis-trative Agent and the Collateral Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Credit Documents as are delegated to the Administrative Agent and the Collateral Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (vi) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender; and (vii) attaches any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee.
4.    Following the execution of this Assignment and Assumption Agreement by the Assignor and the Assignee, an executed original hereof (together with all attachments) will be delivered to the Administrative Agent. The effective date of this Assignment and Assumption Agree-ment shall be the date the following have occurred: (i) the execution hereof by the Assignor and the Assignee and the consent hereof by the Borrower and the Administrative Agent, in each case, if required by Section 13.04(b) of the Credit Agreement, (ii) the recordation by the Administrative Agent of the assignment effected hereby in the Register pursuant to Section 13.15 and (iii) the receipt by the Administrative Agent of the applicable administra-tive fee referred to in Section 13.04(b) of the Credit Agreement, unless a later date is otherwise specified in Item 5 of Annex I attached hereto (the “Settlement Date”).
5.    Upon the delivery of a fully executed original hereof to the Administrative Agent, as of the Settlement Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Assumption

Agreement, have the rights and obliga-tions of a Lender thereunder and under the other Credit Documents and (ii) the Assignor shall, to the extent provided in this Assignment and Assumption Agreement, re-linquish its rights and be released from its obligations under the Credit Agreement and the other Credit Documents. For the avoidance of doubt, it is hereby understood and agreed that the Assigned Share of the Assignee shall be secured to the same extent as the other Secured Creditors under each of the Security Documents in effect from time to time.
6.    It is agreed that upon the effectiveness hereof, the Administrative Agent shall make all payments in respect of an Assigned Share (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Settlement Date and to the Assignee for amounts which have accrued from and after the Settlement Date. Notwithstanding the foregoing, the Administrative Agent shall make all payments of interest, fees or other amounts paid or payable in kind from and after the Settlement Date to the Assignee. Upon the Settle-ment Date, the Assignee shall pay to the Assignor an amount specified by the Assignor in writing which repre-sents the Assigned Share of the principal amount of the respective Loans made by the Assignor pursuant to the Credit Agreement which are out-standing on the Settlement Date, net of any clos-ing costs, and which are being assigned hereunder. The Assignor and the Assignee shall make all appro-priate adjustments in payments under the Credit Agreement for periods prior to the Settlement Date directly be-tween themselves.
7.    This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.
8.    THIS ASSIGNMENT AND ASSUMPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.
*    *    *

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Assumption Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written, such execution also being made on Annex I attached hereto.

[Name of Assignor], as Assignor

By:
Name:
Title:

[Name of Assignee], as Assignee

By:
Name:
Title:

[Acknowledged and Agreed:]1 Insert only if assignment is being made pursuant to Section 13.04(b)(y) of the Credit Agreement.

CITIBANK, N.A., as Administrative Agent

By:
Name:
Title:

1    Insert only if assignment is being made pursuant to Section 13.04(b)(y) of the Credit Agreement

[Consented to:]4     Insert only if the consent of the Borrower is required by the terms of the Credit Agreement.

PACIFIC DRILLING S.A., as Borrower

By:
Name:
Title:

4    Insert only if the consent of the Borrower is required by the terms of the Credit Agreement.

ANNEX FOR ASSIGNMENT AND ASSUMPTION AGREEMENT

1.	The Borrower: Pacific Drilling S.A. (the “Borrower”).
2.    Name and Date of Credit Agreement:
Credit Agreement, dated as of October 29, 2014, among the Borrower, the lenders from time to time party thereto, and Citibank, N.A., as Administrative Agent (as amended, restated, modified and/or supple-mented from time to time, the “Credit Agreement”).
3.    Date of Assignment and Assumption Agreement:
4.    Amounts (as of date of item #3 above):

	Outstanding Principal of Loans	Commitment	Class Assigned
a.Aggregate Amount for all Lenders	$_________	$________	_________
b.Assigned Share	__________%	________%	_________
c.Amount of Assigned Share	$_________	$________	_________

5.    Settlement Date:

6.	Notice: ASSIGNEE:
___________________
____________________
____________________
____________________
Attention:
Telephone No.:
Facsimile No.:

7.	Payment Instructions: ASSIGNEE:
___________________
____________________
____________________
____________________
ABA No.:
Account No.:
Attention:
Reference:

EXHIBIT B

FORM OF U.S. SUBSIDIARY GUARANTY
U.S. SUBSIDIARY GUARANTY, dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, this “Guaranty”), made by Pacific Drilling S.A. (the “Borrower”) and each of the undersigned Subsidiary Guarantors (as such term is defined in the Credit Agreement referred to below) (together with the Borrower and each other entity that becomes a guarantor hereunder pursuant to Section 28 hereof, collectively, the “Guarantors”) in favor of Citibank, N.A., as Administrative Agent (together with any successor administrative agent, the “Administrative Agent”), for the benefit of the Secured Creditors (as such term is defined in the Credit Agreement referred to below). Except as otherwise defined herein, all capitalized terms used herein and defined in the Credit Agreement (as defined below) shall be used herein as therein defined.
W I T N E S S E T H:
WHEREAS, the Borrower, the lenders from time to time party thereto (the “Lenders”) and the Administrative Agent have entered into a Credit Agreement, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), providing for the making of Loans to the Borrower as contemplated therein;
WHEREAS, the Subsidiary Guarantors have entered into, or may at any time and from time to time after the date hereof enter into, (a) one or more Interest Rate Protection Agreements and/or Other Hedging Agreements with one or more Other Creditors (with each such Interest Rate Protection Agreement and/or Other Hedging Agreement with an Other Creditor being herein called a “Secured Hedging Agreement”) or (b) one or more Secured Cash Management Agreements;
WHEREAS, each Subsidiary Guarantor is a direct or indirect Subsidiary of the Borrower;
WHEREAS, it is a condition to the making of Loans to the Borrower under the Credit Agreement and to the Other Creditors entering into Secured Hedging Agreements or Secured Cash Management Agreements that each Guarantor shall have executed and delivered to the Administrative Agent this Guaranty; and
WHEREAS, the Borrower and each other Guarantor will obtain benefits from the incurrence of Loans by the Borrower under the Credit Agree-ment and the entering into by the Subsidiary Guarantors of Secured Hedging Agreements or Secured Cash Management Agreements and, accordingly, desires to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce the Lenders to make Loans to the Borrower and the Other Creditors to enter into Secured Hedging Agreements or Secured Cash Management Agreements with the Subsidiary Guarantors.
NOW, THEREFORE, in consideration of the benefits accruing to each Guarantor, the receipt and sufficiency of which are hereby acknowledged, each Guarantor hereby makes the following representations and warranties to the Administrative Agent for the benefit of the Secured Creditors and hereby covenants and agrees with the Administrative Agent for the benefit of the Secured Creditors as follows:
1.    Each Guarantor, jointly and severally, irrevocably, absolutely and un-conditionally guarantees as primary obligor and not merely as surety, the Obligations and the Other Obligations (all such obligations, liabilities, sums and expenses being herein collectively called the “Guaranteed Obligations”, it being acknowledged and agreed that the “Guaranteed Obligations” shall not include any Excluded Swap Obligations).
Each Guarantor understands, agrees and confirms that the Secured Creditors may enforce this Guaranty up to the full amount of the Guaranteed Obligations against such Guarantor without proceeding against the Borrower and/or any other Guarantor against any security for the Guaranteed Obligations, or under any other guaranty covering all or a portion of the Guaranteed Obligations.
2.    Additionally, each Guarantor, jointly and severally, unconditionally, absolutely and irrevocably, guarantees the payment by the Borrower of any and all Guaranteed Obligations whether or not due or payable upon the occurrence in respect of the Borrower of any of the events specified in Section 11.05 of the Credit Agreement, and unconditionally and irrevocably, jointly and severally, promises to pay such Guaranteed Obligations to the Secured Creditors, or order, on demand. This Guaranty shall constitute a guaranty of payment and not of collection.

3.    The liability of each Guarantor hereunder is absolute, joint and several, and unconditional and is exclusive and independent of any security for or other guaranty of the Guaranteed Obligations or other indebtedness of the Subsidiary Guarantors with respect to Secured Hedging Agreements and Secured Cash Management Agreements whether executed by such Guarantor, any other Guarantor, any other guarantor or by any other party, and the liability of each Guarantor hereunder shall not be affected or impaired by any circumstance or occurrence whatsoever, including, without limitation: (a) any direction as to application of payment by the Borrower or by any other party, (b) any other continuing or other guaranty, undertaking or maximum liability of a guarantor or of any other party as to the Guaranteed Obligations, (c) any pay-ment on or in reduction of any such other guaranty or undertaking, (d) any dissolution, termination or increase, decrease or change in personnel by the Borrower or any Subsidiary Guarantor, (e) any payment made to any Secured Creditor on the indebtedness which any Secured Creditor repays to the Borrower or any of its Restricted Subsidiaries pursuant to court order in any bankruptcy, reorganization, arrangement, mora-torium or other debtor relief proceeding, and each Guarantor waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding, (f) any action or inaction by the Secured Creditors as contemplated in Section 6 hereof or (g) any invalidity, irregularity or unenforceability of all or any part of the Guaranteed Obligations or of any security therefor.
4.    The obligations of each Guarantor hereunder are independent of the obligations of any other Guarantor, any other guarantor or the Borrower, and a separate action or actions may be brought and prosecuted against each Guarantor whether or not action is brought against any other Guarantor, any other guarantor or the Borrower and whether or not any other Guarantor, any other guarantor or the Borrower be joined in any such action or actions. Each Guarantor waives, to the fullest extent permitted by law, the benefits of any statute of limitations affecting its liability hereunder or the enforcement thereof. Any payment by the Borrower or any of the Subsidiary Guarantors or other circumstance which operates to toll any statute of limitations as to the Borrower or any of the Subsidiary Guarantors shall operate to toll the statute of limitations as to each Guarantor.
5.    Each Guarantor hereby waives notice of acceptance of this Guaranty and notice of any liability to which it may apply, and waives promptness, diligence, presentment, demand of pay-ment, protest, notice of dishonor or nonpayment of any such liabilities, suit or taking of other action by the Administrative Agent or any other Secured Creditor against, and any other notice to, any party liable thereon (including, without limitation, such Guarantor, any other Guarantor, any other guarantor or the Borrower).
6.    Any Secured Creditor may at any time and from time to time without the consent of, or notice to, any Guarantor, without incurring responsibility to such Guarantor, without impairing or releasing the obligations of such Guarantor hereunder, upon or without any terms or conditions and in whole or in part:
(a)    change the manner, place or terms of payment of, and/or change, increase or extend the time of payment of, renew, accelerate or alter, any of the Guaranteed Obligations (including, without limitation, any increase or decrease in the rate of interest thereon or the principal amount thereof), any security therefor, or any liability incurred directly or indirectly in respect thereof, and the guaranty herein made shall apply to the Guaranteed Obligations as so changed, extended, renewed or altered;
(b)    take and hold security for the payment of the Guaranteed Obligations and sell, exchange, release, surrender, impair, realize upon or otherwise deal with in any manner and in any order any property or other collateral by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, the Guaranteed Obligations or any liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset there against;
(c)    exercise or refrain from exercising any rights against the Borrower, any Guarantor or any other guarantor, any other Subsidiary of the Borrower or otherwise act or refrain from acting;
(d)    release or substitute any one or more endorsers, Guarantors, other guarantors or the Borrower;
(e)    settle or compromise any of the Guaranteed Obligations, any security therefor or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of the Borrower to creditors of the Borrower other than the Secured Creditors;
(f)    apply any sums by whomsoever paid or howsoever realized to any liability or liabilities of the Borrower to the Secured Creditors regardless of what liabilities of the Borrower remain unpaid;

(g)    consent to or waive any breach of, or any act, omission or default under, any of the Secured Hedging Agreements, the Secured Cash Management Agreements, the Credit Documents or any of the instruments or agreements referred to therein, or otherwise amend, modify or supplement any of the Secured Hedging Agreements, the Secured Cash Management Agreements, the Credit Documents or any of such other instruments or agreements;
(h)    act or fail to act in any manner which may deprive such Guarantor of its right to subrogation against the Borrower to recover full indemnity for any payments made pursuant to this Guaranty; and/or
(i)    take any other action which would, under otherwise applicable principles of common law, give rise to a legal or equitable discharge of such Guarantor from its liabilities under this Guaranty.
No invalidity, illegality, irregularity or unenforceability of all or any part of the Guaranteed Obligations, the Credit Documents or any other agreement or instrument relating to the Guaranteed Obligations or of any security or guarantee therefor shall affect, impair or be a defense to this Guaranty, and this Guaranty shall be absolute and unconditional notwithstanding the occurrence of any event or the existence of any law or regulation of any jurisdiction or any other circumstances which might constitute a legal or equitable discharge of a surety or guarantor except payment in full of the Guaranteed Obligations.
7.    This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of any Secured Creditor in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which any Secured Creditor would otherwise have. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of any Secured Creditor to any other or further action in any circumstances without notice or demand. It is not necessary for any Secured Creditor to inquire into the capacity or powers of the Borrower or any Subsidiary Guarantor that is party to any Secured Hedging Agreements or Secured Cash Management Agreements or any of the officers, directors, partners or agents acting or purporting to act on its or their be-half, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.
8.    Any indebtedness of the Borrower or any Subsidiary Guarantor now or hereafter held by any Guarantor is hereby subordinated to the Guaranteed Obligations, and such indebtedness of the Borrower or any Subsidiary Guarantor to any Guarantor, if the Administrative Agent, after the occurrence and during the continuance of an Event of Default, so requests, shall be collected, enforced and received by such Guarantor as trustee for the Secured Creditors and be paid over to the Secured Creditors on account of the Guaranteed Obligations, but without affecting or impairing in any manner the liability of such Guarantor under the other provisions of this Guaranty. Prior to the transfer by any Guarantor of any note or negotiable instrument evidencing any indebtedness of the Borrower or any Subsidiary Guarantor to such Guarantor, such Guarantor shall mark such note or negotiable instrument with a legend that the same is subject to this subordination. Without limiting the generality of the foregoing, each Guarantor hereby agrees with the Secured Creditors that it will not exercise any right of subrogation which it may at any time otherwise have as a result of this Guaranty (whether contractual, under Section 509 of the Bankruptcy Code or otherwise) until all Guaranteed Obligations have been irrevocably paid in full in cash.
9.    (a)  Each Guarantor waives any right (except as shall be required by applicable law and cannot be waived) to require the Secured Creditors to: (i) proceed against the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party; (ii) proceed against or exhaust any security held from the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party; or (iii) pursue any other remedy in the Secured Creditors’ power whatsoever. Each Guarantor waives any defense based on or arising out of any defense of the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party other than payment in full in cash of the Guaranteed Obligations, including, without limitation, any defense based on or arising out of the disability of the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party, or the unenforceability of the Guaranteed Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Borrower other than payment in full of the Guaranteed Obligations in cash. The Secured Creditors may, at their election, foreclose on any security held by the Administrative Agent, the other Secured Creditors or the Collateral Agent by one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reason-able, or exercise any other right or remedy the Secured Creditors may have against the Borrower or any other party, or any security, without affecting or impairing in any way the liability of any Guarantor hereunder except to the extent the Guaranteed Obligations have been paid in full in cash. Each Guarantor waives any defense arising out of any such election by the Secured Creditors, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of such Guarantor against the Borrower or any other party or any security.

(b)    Each Guarantor waives all presentments, demands for performance, protests and notices, including, without limitation, notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Guaranty, and notices of the existence, creation or incurring of new or additional indebtedness. Each Guarantor assumes all responsibility for being and keeping itself informed of the Borrower’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks which such Guarantor assumes and incurs hereunder, and agrees that the Secured Creditors shall have no duty to advise any Guarantor of information known to them regarding such circumstances or risks.
10.    By their acceptance of the benefits of this Guaranty, the Secured Creditors agree that this Guaranty may be enforced only by the action of the Administrative Agent or the Collateral Agent, as applicable, in each case acting upon the instructions of the Required Lenders (or, after the date on which all Obligations have been paid in full, the holders of at least a majority of the outstanding Other Obligations) and that no other Secured Creditors shall have any right individually to seek to enforce or to enforce this Guaranty or to realize upon the security to be granted by the Security Documents, it being understood and agreed that such rights and remedies may be exercised by the Administrative Agent or the Collateral Agent, as applicable, or, after all the Obligations have been paid in full, by the holders of at least a majority of the outstanding Other Obligations, as the case may be, for the benefit of the Secured Creditors upon the terms of this Guaranty and the Security Documents. By their acceptance of the benefits of this Guaranty, the Secured Creditors further agree that this Guaranty may not be enforced against any director, officer, employee, partner, member or stockholder of any Guarantor (except to the extent such partner, member or stockholder is also a Guarantor hereunder).
11.    In order to induce the Lenders to make Loans to the Borrower pursuant to the Credit Agreement, and in order to induce the Other Creditors to execute, deliver and perform the Secured Hedging Agreements and the Secured Cash Management Agreements, each Guarantor represents, warrants and covenants that:
(a)    Such Guarantor (i) is a duly organized or incorporated and validly existing corporation, limited liability company, limited partnership, company or other business entity, as the case may be, in good standing (or the equivalent) under the laws of the jurisdiction of its organization or incorporation, (ii) has the corporate or other applicable power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and (iii) is duly qualified and is authorized to do business and is in good standing (or the equivalent) in each jurisdiction where the ownership, leasing or operation of its property or the conduct of its business requires such qualifications, except for failures to be so qualified which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except to the extent permitted by the Credit Agreement, such Guarantor has not taken any corporate or other applicable action and no other steps have been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened in writing against such Guarantor for winding up, or dissolution or for the appointment of a liquidator, administrator, receiver, administrative receiver, trustee or similar officer of such Guarantor or any or all of its assets or revenues and such Guarantor has not sought any other relief under any applicable insolvency or bankruptcy law.
(b)    Such Guarantor has the corporate or other applicable power and authority to execute, deliver and perform the terms and provisions of this Guaranty and each other Credit Document to which it is a party and has taken all necessary corporate or other applicable action to authorize the execution, delivery and performance by it of this Guaranty and each such other Credit Document. Such Guarantor has duly executed and delivered this Guaranty and each other Credit Document to which it is a party, and this Guaranty and each such other Credit Document constitutes the legal, valid and binding obligation of such Guarantor enforceable in accordance with its terms, except to the extent that the enforceability hereof or thereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).
(c)    Neither the execution, delivery or performance by such Guarantor of this Guaranty or any other Credit Document to which it is a party, nor compliance by it with the terms and provisions hereof and thereof, (i) will contravene in any material respect any applicable provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental instrumentality, (ii) will conflict in any material respect with or result in any material breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien (except pursuant to the Security Documents) upon any of the properties or assets of such Guarantor pursuant to the terms of any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other material agreement, contract or instrument, in each case to which such Guarantor is a party or by which it or any of its property or assets is bound or to which it may be subject or (iii) will violate any provision of the certificate or articles of incorporation or by-laws (or equivalent organizational documents) of such Guarantor.
(d)    No order, consent, approval, license, authorization or validation of, or filing, recording or registration with (except as have been obtained or made on or prior to the date hereof), or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to be obtained or made by, or on behalf of, any Guarantor to authorize, or is required to be obtained or made by, or on behalf of, any Guarantor in connection with, (i) the execution, delivery and performance of this Guaranty by such Guarantor or any other Credit Document to which such Guarantor is a party or (ii) the legality, validity, binding effect or enforceability of this Guaranty or any other Credit Document to which such Guarantor is a party.
(e)    There are no actions, suits or proceedings pending or, to such Guarantor’s knowledge, threatened (i) with respect to this Guaranty or any other Credit Document to which such Guarantor is a party or (ii) with respect to such Guarantor or any of its Subsidiaries that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.
12.    Each Guarantor covenants and agrees that on and after the Effective Date and until the termination of the Total Commitment, all Secured Hedging Agreements and all Secured Cash Management Agreements and until such time as no Note remains outstanding and all Guaranteed Obligations have been paid in full, such Guarantor will comply, and will cause each of its Subsidiaries that is a Restricted Subsidiary to comply, with all of the applicable provisions, covenants and agreements contained in Sections 9 and 10 of the Credit Agreement, and will take, or will refrain from taking, as the case may be, all actions that are necessary to be taken or not taken so that it is not in violation of any provision, covenant or agreement contained in Section 9 or 10 of the Credit Agreement, and so that no Default or Event of Default is caused by the actions of such Guarantor or any of its Subsidiaries.
13.    The Guarantors hereby jointly and severally agree to pay all reasonable out-of-pocket costs and expenses of the Administrative Agent and each Secured Creditor (including, without limitation, the reasonable fees and disbursements of a single counsel to such parties plus one special maritime counsel to such parties, a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated) and as may otherwise be incurred for the protection of such Secured Creditors’ rights hereunder in connection with the enforcement of this Guaranty and of the Administrative Agent in connection with any amendment, waiver or consent relating hereto.
14.    This Guaranty shall be binding upon each Guarantor and its successors and assigns and shall inure to the benefit of the Secured Creditors and their successors and assigns.
15.    Neither this Guaranty nor any provision hereof may be amended, supplemented, changed, waived, discharged or terminated except with the written consent of each Guarantor directly affected thereby and with the written consent of either (x) the Required Lenders (or, to the extent required by Section 13.12 of the Credit Agreement, with the written consent of each Lender) at all times prior to the time on which all Obligations have been paid in full or (y) the holders of at least a majority of the outstanding Other Obligations at all times after the time on which all Obligations have been paid in full; provided that any change, waiver, modification or variance affecting the rights and benefits of a single Class (as defined below) of Secured Creditors (and not all Secured Creditors in a like or similar manner) shall also require the written consent of the Requisite Creditors (as defined below) of such Class of Secured Creditors (it being understood that the addition or release of any Guarantor hereunder shall not constitute a change, waiver, discharge or termination affecting any Guarantor other than the Guarantor so added or released). For the purpose of this Guaranty, the term “Class” shall mean each class of Secured Creditors, i.e., whether (x) the Lender Creditors as holders of the Obligations or (y) the Other Creditors as the holders of the Other Obligations. For the purpose of this Guaranty, the term “Requisite Creditors” of any Class shall mean (x) with respect to the Obligations, the Required Lenders (or, to the extent required by Section 13.12 of the Credit Agreement, each Lender) and (y) with respect to the Other Obligations, the holders of at least a majority of all obligations outstanding from time to time under the Secured Hedging Agreements and the Secured Cash Management Agreements.
16.    Each Guarantor acknowledges that an executed (or conformed) copy of each of the Credit Documents, each of the Secured Hedging Agreements and each of the Secured Cash Management Agreements has been made available to a senior officer, director or manager or a senior officer, director or manager of a partner of such Guarantor and such individual is familiar with the contents thereof.
17.    In addition to any rights now or hereafter granted under applicable law or otherwise and not by way of limitation of any such rights, upon the occurrence and during the continuance of an Event of Default (such term to mean and include any “Event of Default” as defined in the Credit Agreement and any payment default under any Secured Hedging Agreement or any Secured Cash Management Agreement continuing after any applicable grace period), each Secured Creditor is hereby authorized, at any time or from time to time, without presentment, demand, protest or other notice to any Guarantor or to any other Person, any such notice being expressly waived, to set off and to appropriate and apply any and all deposits (general or special) and any other indebtedness at any time held or owing by such Secured Creditor to or for the credit or the account of such Guarantor, against and on account of the obligations and liabilities of such Guarantor to such Secured Creditor under this Guaranty, irrespective of whether or not such Secured Creditor shall have made any demand hereunder and although said obligations, liabilities, deposits or claims, or any of them, shall be contingent or unmatured; provided that in the event that any Defaulting Lender exercises any such right of setoff, (a) all amounts so set off will be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.13 of the Credit Agreement and, pending such payment, will be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Secured Creditors and (b) the Defaulting Lender will provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff.
18.    (a) All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party, (i) in the case of any Lender Creditor, as provided in the Credit Agreement, (ii) in the case of any Guarantor, to such Guarantor at c/o Pacific Drilling Services, Inc., 11700 Katy Freeway, Suite 175, Houston, Texas 77079, Attention: VP General Counsel, Facsimile No. (832) 201-9883, and (iii) in the case of any Other Creditor, at such address as such Other Creditor shall have specified in writing to the Guarantors; or in any case at such other address as any of the Persons listed above may hereafter notify the others in writing.
(b)    Any Lender Creditor, Other Creditor or Guarantor may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.
19.    If any claim is ever made upon any Secured Creditor for repayment or recovery of any amount or amounts received in payment or on account of any of the Guaranteed Obligations and any of the aforesaid payees repays all or part of said amount by reason of (a) any judgment, decree or order of any court or administrative body having jurisdiction over such payee or any of its property or (b) any settlement or compromise of any such claim effected by such payee with any such claimant (including, without limitation, the Borrower) then and in such event each Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon such Guarantor, notwithstanding any revocation hereof or other instrument evidencing any liability of the Borrower and such Guarantor shall be and remain liable to the aforesaid payees hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by any such payee.
20.    (a)  THIS GUARANTY AND THE RIGHTS AND OBLIGATIONS OF THE SECURED CREDITORS AND OF THE UNDERSIGNED HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS GUARANTY OR ANY OTHER CREDIT DOCUMENT TO WHICH ANY GUARANTOR IS A PARTY SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS GUARANTY OR ANY OTHER CREDIT DOCUMENT TO WHICH ANY GUARANTOR IS A PARTY, EACH GUARANTOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH GUARANTOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH GUARANTOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS GUARANTY OR ANY OTHER CREDIT DOCUMENT TO WHICH SUCH GUARANTOR IS A PARTY BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH GUARANTOR. EACH GUARANTOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE

PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 18 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH GUARANTOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY OTHER CREDIT DOCUMENT TO WHICH SUCH GUARANTOR IS A PARTY THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE SECURED CREDITORS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY GUARANTOR IN ANY OTHER JURISDICTION.
(b)    EACH GUARANTOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS GUARANTY OR ANY OTHER CREDIT DOCUMENT TO WHICH SUCH GUARANTOR IS A PARTY BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOC-ABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PRO-CEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS GUARANTY, THE OTHER CREDIT DOCUMENTS TO WHICH SUCH PARTY IS A PARTY OR THE TRANSACTIONS CONTEMPLATED HERE-BY OR THEREBY.
21.    (a)  In the event that all of the Capital Stock of one or more Guarantors is the subject of an Asset Disposition in compliance with the requirements of Section 10.02 of the Credit Agreement (or with respect to which the Required Lenders (or such other Lenders as may be required to give such consent under Section 13.12 of the Credit Agreement) have otherwise consented) and the proceeds of such Asset Disposition are applied in accordance with the provisions of the Credit Agreement, to the extent applicable, such Guarantor shall, upon consummation of such Asset Disposition (except to the extent that such Asset Disposition is to the Borrower or another Restricted Subsidiary thereof), be released from this Guaranty automatically and without further action and this Guaranty shall, as to each such Guarantor or Guarantors, terminate, and have no further force or effect.
(b)    Upon termination of the Total Commitments and payment in full of all Guaranteed Obligations (other than (i) contingent indemnification obligations and (ii) obligations and liabilities under Secured Cash Management Agreements and Secured Hedging Agreements as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made), this Guaranty shall be automatically terminated, discharged and released.
22.    At any time a payment in respect of the Guaranteed Obligations is made under this Guaranty, the right of contribution of each Guarantor against each other Guarantor shall be determined as provided in the immediately following sentence, with the right of contribution of each Guarantor to be revised and restated as of each date on which a payment (a “Relevant Payment”) is made on the Guaranteed Obligations under this Guaranty. At any time that a Relevant Payment is made by a Guarantor that results in the aggregate payments made by such Guarantor in respect of the Guaranteed Obligations to and including the date of the Relevant Payment exceeding such Guarantor’s Contribution Percentage (as defined below) of the aggregate payments made by all Guarantors in respect of the Guaranteed Obligations to and including the date of the Relevant Payment (such excess, the “Aggregate Excess Amount”), each such Guarantor shall have a right of contribution against each other Guarantor who has made payments in respect of the Guaranteed Obligations to and including the date of the Relevant Payment in an aggregate amount less than such other Guarantor’s Contribution Percentage of the aggregate payments made to and including the date of the Relevant Payment by all Guarantors in respect of the Guaranteed Obligations (the aggregate amount of such deficit, the “Aggregate Deficit Amount”) in an amount equal to (x) a fraction the numerator of which is the Aggregate Excess Amount of such Guarantor and the denominator of which is the Aggregate Excess Amount of all Guarantors multiplied by (y) the Aggregate Deficit Amount of such other Guarantor. A Guarantor’s right of contribution pursuant to the preceding sentences shall arise at the time of each computation, subject to adjustment to the time of each computation; provided that no Guarantor may take any action to enforce such right until the Guaranteed Obligations have been irrevocably paid in full in cash, it being expressly recognized and agreed by all parties hereto that any Guarantor’s right of contribution arising pursuant to this Section 22 against any other Guarantor shall be expressly junior and subordinate to such other Guarantor’s obligations and liabilities in respect of the Guaranteed Obligations and any other obligations owing under this Guaranty. As used in this Section 22: (i) each Guarantor’s “Contribution Percentage” shall mean the percentage obtained by dividing (x) the Adjusted Net Worth (as defined below) of such Guarantor by (y) the aggregate Adjusted Net Worth of all Guarantors; (ii) the “Adjusted Net Worth” of each Guarantor shall mean the greater of (x) the Net Worth (as defined below) of such Guarantor and (y) zero; and (iii) the “Net Worth” of each Guarantor shall mean the amount by which the fair saleable value of such Guarantor’s assets on the date of any Relevant Payment exceeds its existing debts and other liabilities

(including contingent liabilities, but without giving effect to any Guaranteed Obligations arising under this Guaranty) on such date. Notwithstanding anything to the contrary contained above, any Guarantor that is released from this Guaranty pursuant to Section 21 hereof shall thereafter have no contribution obligations, or rights, pursuant to this Section 22, and at the time of any such release, if the released Guarantor had an Aggregate Excess Amount or an Aggregate Deficit Amount, same shall be deemed reduced to $0, and the contribution rights and obligations of the remaining Guarantors shall be recalculated on the respective date of release (as otherwise provided above) based on the payments made hereunder by the remaining Guarantors. All parties hereto recognize and agree that, except for any right of contribution arising pursuant to this Section 22, each Guarantor who makes any payment in respect of the Guaranteed Obligations shall have no right of contribution or subrogation against any other Guarantor in respect of such payment until all of the Guaranteed Obligations have been irrevocably paid in full in cash. Each of the Guarantors recognizes and acknowledges that the rights to contribution arising hereunder shall constitute an asset in favor of the party entitled to such contribution. In this connection, each Guarantor has the right to waive its contribution right against any Guarantor to the extent that after giving effect to such waiver such Guarantor would remain solvent, in the determination of the Required Lenders.
23.    (a)  Each Guarantor and each Secured Creditor (by its acceptance of the benefits of this Guaranty) hereby confirms that it is its intention that this Guaranty not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar Federal or state law. To effectuate the foregoing intention, each Guarantor and each Secured Creditor (by its acceptance of the benefits of this Guaranty) hereby irrevocably agrees that the Guaranteed Obligations guaranteed by such Guarantor shall be limited to such amount as will, after giving effect to such maximum amount and all other (contingent or otherwise) liabilities of such Guarantor that are relevant under such laws and after giving effect to any rights to contribution pursuant to any agreement providing for an equitable contribution among such Guarantor and the other Guarantors, result in the Guaranteed Obligations of such Guarantor in respect of such maximum amount not constituting a fraudulent transfer or conveyance.
(b)    Notwithstanding anything to the contrary contained herein, the Guaranteed Obligations guaranteed by each Guarantor incorporated in Luxembourg (each, a “Luxembourg Guarantor”, and each such guarantee, a “Luxembourg Guarantee”) shall at all times be limited to an aggregate amount not exceeding the greater of (i) 90% of the Luxembourg Guarantor’s own funds (“capitaux propres”, as referred to in article 34 of the Luxembourg law of 19 December 2002 on the commercial register and annual accounts, as amended by the law of 10 December 2010 on the introduction of international accounting standards for undertakings), as reflected in its last annual accounts duly approved and available on the date of enforcement of the Luxembourg Guarantee under the Guaranty; or (ii) 90% of the Luxembourg Guarantor's own funds (“capitaux propres”, as referred to in article 34 of the Luxembourg law of 19 December 2002 on the commercial register and annual accounts, as amended by the law of 10 December 2010 on the introduction of international accounting standards for undertakings), as reflected in its last annual accounts duly approved and available as of the date hereof, save to the extent that the Luxembourg Guarantee relates to the obligations of a direct or indirect subsidiary of the relevant Luxembourg Guarantor.
24.    As used in this Section 24, “Qualified ECP Guarantor” shall mean in respect of any Swap Obligation, each Credit Party that (a) has total assets exceeding $10,000,000 at the time the Guaranty becomes effective with respect to such Swap Obligation or (b) otherwise constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Credit Party that is not a Qualified ECP Guarantor to honor all of its obligations under this Guaranty and the other Credit Documents in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 24 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 24, or otherwise under this Guaranty, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section 24 shall remain in full force and effect until all of the Guaranteed Obligations have been irrevocably paid in full in cash. Each Qualified ECP Guarantor intends that this Section 24 constitute, and this Section 24 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Credit Party that is not a Qualified ECP Guarantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
25.     This Guaranty may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.
26.    All payments made by any Guarantor hereunder will be made without setoff, counterclaim or other defense and on the same basis as payments are made by the Borrower under Sections 4.03 and 4.04 of the Credit Agreement.

27.    (a)  If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency, each Guarantor agrees that the rate of exchange used shall be that at which, in accordance with normal, reasonable banking procedures, the Administrative Agent could purchase Dollars with such other currency in New York City on the Business Day preceding that on which final judgment is given.
(b)    The obligations of each Guarantor in respect of any sum due to the Secured Creditors hereunder shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in such currency, the Administrative Agent may, in accordance with normal, reasonable banking procedures, purchase Dollars with such other currency. If the amount of Dollars so purchased is less than the sum originally due, in Dollars, each Guarantor agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of Dollars so purchased is greater than the sum originally due, the Administrative Agent agrees to return the amount of any excess to such Guarantor (or to any other Person who may be entitled thereto under applicable law).
28.    It is understood and agreed that any Subsidiary of the Borrower that is required to execute a counterpart of this Guaranty after the date hereof pursuant to Section 9.09(c) of the Credit Agreement shall become a Guarantor hereunder upon execution and delivery to the Administrative Agent of a supplement to this Guaranty substantially in the form attached hereto as Exhibit A.
*    *    *

IN WITNESS WHEREOF, each Guarantor has caused this Guaranty to be executed and delivered as of the date first above written.

PACIFIC DRILLING S.A.

By:
Name:
Title:

[SIGNATURE BLOCK FOR EACH SUBSIDIARY GUARANTOR]

By:
Name:
Title:
Accepted and Agreed to:

CITIBANK, N.A., as Administrative Agent

By:
Name:
Title:

Exhibit A
[FORM OF]
GUARANTY SUPPLEMENT
This GUARANTY SUPPLEMENT (this “Guaranty Supplement”), dated as of [______________], 20[___], is made by [_________________], a [_________________] (the “Additional Guarantor”), in favor of Citibank, N.A., as Administrative Agent (together with any successor administrative agent, the “Administrative Agent”), for the benefit of the Secured Creditors (as such term is defined in the Credit Agreement referred to below).
W I T N E S S E T H:
WHEREAS, Pacific Drilling S.A. (the “Borrower”), the lenders from time to time party thereto and the Administrative Agent have entered into a Credit Agreement, dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), providing for the making of Loans to the Borrower as contemplated therein;
WHEREAS, the Subsidiary Guarantors have entered into, or may at any time and from time to time enter into, (a) one or more Interest Rate Protection Agreements and/or Other Hedging Agreements with one or more Other Creditors (with each such Interest Rate Protection Agreement and/or Other Hedging Agreement with an Other Creditor being herein called a “Secured Hedging Agreement”) or (b) one or more Secured Cash Management Agreements;
WHEREAS, in connection with the Credit Agreement, the Secured Hedging Agreements and the Secured Cash Management Agreements, the Borrower and the Subsidiary Guarantors have entered into a U.S. Subsidiary Guaranty dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, including as supplemented by this Guaranty Supplement, the “Guaranty”), in favor of the Administrative Agent for the benefit of the Secured Creditors;
WHEREAS, Section 9.09(c) of the Credit Agreement requires the Additional Guarantor to execute and deliver this Guaranty Supplement to the Administrative Agent, and the Additional Guarantor has agreed to execute and deliver this Guaranty Supplement to the Administrative Agent;
NOW, THEREFORE, IT IS AGREED:
SECTION 1.    Defined Terms. Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Credit Agreement or the Guaranty.
SECTION 2.     Guaranty. The Additional Guarantor hereby irrevocably, absolutely and un-conditionally, jointly and severally with the other Guarantors, guarantees as primary obligor and not merely as surety, the Guaranteed Obligations (as defined in Section 1 of the Guaranty). The Additional Guarantor understands, agrees and confirms that the Secured Creditors may enforce the Guaranty up to the full amount of the Guaranteed Obligations against such Additional Guarantor without proceeding against the Borrower, any other Guarantor and/or any other Subsidiary of the Borrower against any security for the Guaranteed Obligations, or under any other guaranty covering all or a portion of the Guaranteed Obligations. Additionally, the Additional Guarantor hereby unconditionally, absolutely and irrevocably, jointly and severally with the other Guarantors, guarantees the payment by the Borrower of any and all Guaranteed Obligations whether or not due or payable upon the occurrence in respect of the Borrower of any of the events specified in Section 11.05 of the Credit Agreement, and unconditionally and irrevocably, jointly and severally with the other Guarantors, promises to pay such Guaranteed Obligations to the Secured Creditors, or order, on demand. The Guaranty shall constitute a guaranty of payment and not of collection.
SECTION 3.    Obligations Under the Guaranty. The undersigned hereby agrees, as of the date first above written, to be bound as a Guarantor by all of the terms and conditions of the Guaranty to the same extent as each of the other Guarantors thereunder. The undersigned further agrees, as of the date first above written, that each reference in the Guaranty to an “Additional Guarantor” or a “Guarantor” shall also mean and be a reference to the undersigned, and each reference in any other Credit Document to a “Guarantor” or a “Subsidiary Guarantor” shall also mean and be a reference to the undersigned.
SECTION 4.    Representations, Warranties and Covenants. The undersigned hereby (a) makes each representation and warranty set forth in Section 11 of the Guaranty and (b) undertakes each covenant obligation set forth in the Guaranty, in each case to the same extent as each other Guarantor.

SECTION 5.    Governing Law. THIS GUARANTY SUPPLEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the undersigned has caused this Guaranty Supplement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.
Very truly yours,

[Name of Additional Guarantor]

By:
Name:
Title:
Notice Address:

EXHIBIT C

FORM OF U.S. Share PLEDGE Agreement
[NAME OF COMPANY]
THIS SHARE PLEDGE AGREEMENT, dated as of [________] [__], 20[__] (this “Agreement”), is made by [______________], a [______________] organized and existing under the laws of [______________] (the “Pledgor”), and Citibank, N.A., as Collateral Agent (as defined below) (together with its successors and assigns, in such capacity, the “Pledgee”). Except as otherwise defined herein, capitalized terms used herein and defined in the Credit Agreement (as defined below) shall have the same meaning when used herein.
PRELIMINARY STATEMENTS:
(1)[The Pledgor is the record and beneficial owner of [___________] percent ([___]%) of the issued and outstanding shares of common stock (the “Pledged Shares”) of [______________], a [______________] organized and existing under the laws of [______________] (the “Company”). The Company has an authorized share capital of [___] shares of [no] par value [US$[___] each], and as at the date of this Agreement [___] shares of the Company are issued and outstanding].1

(2)Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Borrower”), the lenders from time to time party thereto, and Citibank, N.A., as administrative agent (in its capacity as the collateral agent, the “Collateral Agent”), have entered into a Credit Agreement, dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), pursuant to which the lenders from time to time party thereto have made available to the Borrower an extension of credit in the form of loans in the aggregate principal amount of Five Hundred Million United States Dollars (US$500,000,000).

(3)The Subsidiary Guarantors have entered into, or may at any time and from time to time after the date hereof enter into, (i) one or more Interest Rate Protection Agreements and/or Other Hedging Agreements with one or more Other Creditors (with each such Interest Rate Protection Agreement and/or Other Hedging Agreement with an Other Creditor being herein called a “Secured Hedging Agreement”) or (ii) one or more Secured Cash Management Agreements.

(4)The Pledgor has executed its Subsidiary Guaranty (the “Guaranty”) whereby the Pledgor has guaranteed the obligations of the Borrower under the Credit Agreement and of the Subsidiary Guarantors under the Secured Hedging Agreements and Secured Cash Management Agreements. The Pledgor will receive substantial, direct and indirect, benefits through the extension of the loans to the Borrower under the terms of the Credit Agreement and the other Credit Documents and the entering into by the Subsidiary Guarantors of the Secured Hedging Agreements and Secured Cash Management Agreements; and in consideration of such benefits and other good and valuable consideration and to secure its obligations under the Guaranty, the receipt and sufficiency of which are hereby acknowledged, the Pledgor has executed this Agreement.

(5)It is a condition under the terms of the Credit Agreement that the Pledgor pledges to the Pledgee all of the Pledged Shares.

(6)The Pledgor has duly authorized the execution and delivery of this Agreement in order to secure the payment in full of the Secured Obligations and to secure the performance and observance of all agreements, covenants and provisions by the Pledgor contained in this Agreement (collectively, the “Obligations”).

NOW, THEREFORE, to secure the prompt payment and performance of the Obligations and the performance and observance of all agreements, covenants and provisions contained herein, the Pledgor hereby agrees as follows:

1    Revise recital as necessary to accurately describe the capital stock being pledged.

SECTION 1. Pledge. The Pledgor hereby pledges to the Pledgee, and grants to the Pledgee a security interest in, the following (the “Pledged Collateral”):
(a)     the Pledged Shares of the Company and the certificates representing such Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares;
(b)    all additional shares of stock of the Company that may from time to time be acquired by the Pledgor in any manner, and the certificates representing such additional shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such additional shares; and
(c)    any proceeds of any of the forgoing.
Promptly upon receipt of any additional shares and certificates representing such shares referred to in paragraph (b) above, the Pledgor will deliver such shares to the Pledgee in pledge hereunder.
SECTION 2. Security for Obligations. This Agreement secures the payment and performance of the Obligations.
SECTION 3. Delivery of Pledged Collateral. The Pledgor herewith delivers to the Pledgee:
(a)     the Pledged Shares, together with a fully completed, undated stock power, substantially in the form attached hereto as Exhibit A, executed by the Pledgor duly evidencing the transfer of the Pledged Shares to, and in the name of, the Pledgee or of a nominee for, and chosen by, the Pledgee; or
(b)     evidence satisfactory to the Pledgee that the share register of the Company has noted on it the existence of the security created by this Agreement over the Pledged Collateral.
The Pledgor agrees to take the same action with respect to any further shares of stock constituting Pledged Collateral forthwith upon the receipt thereof by the Pledgor.
SECTION 4. Representations, Warranties and Covenants of the Pledgor. The Pledgor represents and warrants as follows:
(a)    The Pledgor is a [______________] duly organized, validly existing and in good standing under the laws of [______________]. The execution, delivery and performance by the Pledgor of this Agreement (i) are within the Pledgor's [______________] powers and have been duly authorized by all necessary [______________] action, (ii) do not contravene the Pledgor's constitutional documents or any law or any contractual restriction binding on or affecting the Pledgor, (iii) do not require any authorization or approval (including exchange control approval) or other action by, or any notice to or filing with, any governmental authority and (iv) except for the liens created by this Agreement, do not result in or require the creation or imposition of any lien upon or with respect to any of the properties or assets of the Pledgor or the Company. This Agreement is the legal, valid and binding obligation of the Pledgor enforceable against the Pledgor in accordance with its terms, except as (i) the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and (ii) rights of acceleration, if applicable, and the availability of equitable remedies may be limited to equitable principles of general applicability (regardless of whether enforcement is sought in equity or at law).
(b)    There is no tax, levy, impost, deduction, charge or withholding imposed by the jurisdiction of formation of the Pledgor either (i) on or by virtue of the execution, delivery or performance of this Agreement or any other document to be furnished hereunder or (ii) on any payment to be made by the Pledgor pursuant to this Agreement.
(c)    The Pledged Shares have been duly authorized and validly issued and are fully paid and non-assessable; the Pledgor is the legal and beneficial owner of the Pledged Shares free and clear of any lien, security interest, option or other charge or encumbrance or preferential arrangement except for the security interest created by this Agreement. The pledge of the Pledged Shares pursuant to this Agreement creates a valid and duly perfected first priority pledge of and security interest in the Pledged Shares, securing the payment and performance of the Obligations and performance and observance of all agreements, covenants and provisions contained in this Agreement.

(d)    The Pledged Shares constitute the only issued and outstanding shares of stock of the Company, are common stock, have been duly authorized, are fully paid and non-assessable, are legally and beneficially owned and registered on the books of the Company as owned by the Pledgor, and evidenced by the certficate(s) delivered to the Pledgee herewith.
(e)    The statements contained in Preliminary Statements (1) - (6) hereof are true, correct and complete.
(f)    If an Event of Default shall have occurred and be continuing, at the written request of the Pledgee, the Pledgor agrees to cause its Pledged Shares to be duly registered on the books of the Company in the name of the Pledgee or as otherwise directed in writing by the Pledgee.
SECTION 5. Further Assurances. The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Pledgee may request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Pledgee to exercise and enforce its rights (including, without limitation, the registration of the Pledged Collateral in the name of the Pledgee or its nominee) and remedies hereunder with respect to any Pledged Collateral, such exercise to be subject to Section 9(a) hereof.
SECTION 6. Voting Rights; Dividends; Etc.
(a)   Irrevocable Proxy. The Pledgor hereby agrees to grant, and does hereby grant, to the Pledgee for the benefit of the Pledgee, an irrevocable proxy in the form attached hereto as Exhibit B to (i) vote or cause to be voted any and all of the Pledged Shares and (ii) give or cause to be given consents, waivers and ratifications in respect thereof. Such proxy shall be valid until payment and performance in full of the Obligations. The Pledgee hereby agrees that until and unless an Event of Default shall have occurred and be continuing and the Pledgee shall have given notice to the Pledgor of the Pledgee’s intention to exercise remedies, the Pledgee shall not exercise such proxy and, subject always to the provisions of Section 7 hereof, the Pledgor shall be entitled to (i) vote or cause to be voted any and all of the Pledged Shares, (ii) give, or cause to be given, consents, waivers and ratifications in respect thereof, provided, however, that the Pledgor shall not vote for or give any consent, waiver or ratification that would be inconsistent with any provisions of the Credit Documents or that would have a material adverse effect on the value of the Pledged Collateral or any part thereof and (iii) receive and retain any and all dividends, interest and other distributions paid in respect of the Pledged Collateral. All such rights of the Pledgor to vote, or cause to be voted and to give, or cause to be given, consent, waivers and ratifications shall cease automatically in case an Event of Default shall occur and so long as it is continuing and the Pledgee shall have given notice to the Pledgor of the Pledgee’s intention to exercise remedies. The Pledgor further agrees to execute the irrevocable proxy in the form attached hereto in Exhibit B.
(b)    So long as an Event of Default shall have occurred and be continuing, upon the Pledgee's written request, the Pledgor shall deliver, or permit to be delivered, and shall instruct the Company to deliver, to the Pledgee to such account as the Pledgee may from time to time designate in writing, any and all dividends paid in respect of the Pledged Collateral, provided, however, that so long as an Event of Default shall have occurred and be continuing, any and all
(i)    dividends paid or payable other than in cash in respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, any Pledged Collateral;
(ii)    dividends and other distributions paid or payable in cash in respect of any Pledged Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus; and
(iii)    cash paid, payable or otherwise distributed in redemption of, or in exchange for, any Pledged Collateral, upon the Pledgee’s written request, shall be, and shall be forthwith delivered to the Pledgee to hold as, Pledged Collateral and shall, if received by the Pledgor, be received in trust for the benefit of the Pledgee, be segregated from the other property or funds of the Pledgor, and be forthwith delivered to the Pledgee as Pledged Collateral in the same form as so received (with any necessary endorsement), to be applied as provided in and pursuant to this Agreement and the Credit Agreement. All dividends which are received by the Pledgor contrary to the provisions of this Section 6(b) shall be received in trust for the benefit of the Pledgee, shall be segregated from other funds of the Pledgor, and shall be forthwith paid over to the Pledgee as Pledged Collateral in the same form as so received (with any necessary endorsement).

SECTION 7. Transfers and Other Liens; Additional Shares. (a)  The Pledgor agrees that it will not (i) sell or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral, except as permitted under the Credit Documents, or (ii) create or permit to exist any lien, security interest, or other charge or encumbrance or preferential arrangement upon or with respect to any of the Pledged Collateral, except for the security interests under this Agreement.
(b)    The Pledgor agrees that it will cause the Company not to issue any stock or other securities whatsoever, whether in addition to or in substitution for the Pledged Shares, or any other issued or authorized shares of the Company, without the Pledgee's prior written consent, except for Pledged Shares in favor of the Pledgor that are pledged hereunder.
SECTION 8. Pledgee May Perform. (a) If the Pledgor fails to perform any agreement contained herein, the Pledgee may itself perform, or cause performance of, such agreement, and such performance shall not relieve the Pledgor of any default in respect of the Pledgor's failure and the expenses of the Pledgee incurred in connection therewith shall be payable by the Pledgor under Section 10 hereof.
(b)    The Pledgee shall hold the Pledged Collateral in accordance with its standard practices for holding such property, it being understood that the Pledgee shall not have any responsibility for (i) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Pledged Collateral, whether or not the Pledgee has or is deemed to have knowledge of such matters, or (ii) taking any necessary steps to preserve the rights against any parties with respect to any Pledged Collateral.
SECTION 9. Events of Default and Remedies. (a)  Notwithstanding anything to the contrary stated herein, the Pledgee shall not exercise any of the remedies set forth in this Agreement unless and until an Event of Default has occurred and is continuing.
(b)    If an Event of Default shall have occurred and be continuing:
(i)    The Pledgee may exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or in the Credit Documents, as the case may be or otherwise available to it, all the rights and remedies of a secured party on default under the law of the State of New York or any other applicable law in effect at that time. The Pledgee may also, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Pledgee's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Pledgee may deem commercially reasonable, provided that at least ten (10) days' prior written notice of the time and place of any such sale shall be given to the Pledgor. The Pledgee shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.
(ii)    Any cash held by the Pledgee as Pledged Collateral and all cash proceeds received by the Pledgee in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral may, in the discretion of the Pledgee, be held by the Pledgee as collateral for, and/or then or at any time thereafter applied (after payment of any amounts payable to the Pledgee pursuant to Section 10) in whole or in part by the Pledgee against, all or any part of the Obligations in accordance with the terms of the Credit Agreement. Any surplus of such cash or cash proceeds held by the Pledgee and remaining after payment and performance in full of the Obligations shall be paid over to the Borrower or its order.
SECTION 10. Expenses. The Pledgor will upon demand pay to the Pledgee the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, that the Pledgee may reasonably incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Pledged Collateral, (iii) the exercise or enforcement of any of the rights of the Pledgee hereunder or (iv) the failure by the Pledgor to perform or observe any of the provisions hereof.
SECTION 11. Security Interest Absolute. All rights of the Pledgee and security interests hereunder, and all obligations of the Pledgor hereunder, shall be absolute and unconditional irrespective of (i) any lack of validity or enforceability of any Credit Document or any other agreement or instrument delivered pursuant or relating thereto, (ii) any amendment to any Credit Document or any other agreement or instrument delivered pursuant or relating thereto, or (iii) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of the Obligations or this Agreement.

SECTION 12. Amendments, Etc. No amendment or waiver of any provision of this Agreement nor consent to any departure by the Pledgor herefrom shall in any event be effective unless the same shall be in writing and signed by the Pledgee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.
SECTION 13. Addresses for Notices. All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party at:

(a) in the case of the Pledgor:

Pledgor

By:
Name:
Title:
Attention:
Facsimile:

(b) in the case of the Pledgee:

CITIBANK N.A., as Collateral Agent

By:
Name:
Title:
Attention:
Facsimile:

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

SECTION 14. Continuing Security Interest. This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until termination of the Total Commitment and payment in full of all Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made) (the “Discharge of the Obligations”), (ii) be binding upon the Pledgor, its successors and assigns, and (iii) inure to the benefit of the Pledgee on behalf of the Secured Creditors and the Pledgee's successors and such transferees and assigns as may be permitted under the Credit Documents. Upon Discharge of the Obligations, the Pledgor shall be entitled to the return, upon its request and at its expense, to the Borrower on behalf of the Pledgor of such of the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof.
SECTION 15. GOVERNING LAW.

(a)    THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, PLEDGOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. PLEDGOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER PLEDGOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER PLEDGOR. PLEDGOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 13 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. PLEDGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE SECURED CREDITORS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST PLEDGOR IN ANY OTHER JURISDICTION.
(b)    PLEDGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN PARAGRAPH (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
SECTION 16. Counterparts. This Agreement may be executed by the parties hereto on separate counterparts, each of which shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.
SECTION 17. Severability. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Agreement for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.
SECTION 18. Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and understandings related to the subject matter hereof.

IN WITNESS WHEREOF each of the parties hereto has caused this Share Pledge Agreement to be duly executed and delivered by its officer or attorney-in-fact thereunto duly authorized as of the date first above written.

PLEDGOR

Pledgor

By:
Name:
Title:
PLEDGEE

CITIBANK, N.A., as Collateral Agent

By:
Name:
Title:

EXHIBIT A2

FORM OF STOCK POWER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto         , the number of shares of common stock of ______________, a _______________ (the “Company”), standing in the name of the undersigned on the books of said Company represented by the certificate having the certificate number ___ and to which this Stock Power is attached, and does hereby irrevocably constitute and appoint             , as attorney-in-fact of the undersigned to transfer said shares on the books of the Company with full power of substitution in the premises.

Dated: ____________

[Name of Pledgor]

By:
Name:
Title:

In presence of:

____________________________________
Witness

[2]	Original Counterparts of this Stock Power to be executed will equal the number of Stock Certificates pledged (e.g., one Stock Power per Certificate).

EXHIBIT B
FORM OF IRREVOCABLE PROXY3
The undersigned hereby constitutes and appoints CITIBANK, N.A., as the Collateral Agent for the Secured Creditors, in its capacity as Pledgee, under the Share Pledge Agreement hereinafter referred to, its attorney and proxy to appear, vote and otherwise act, all in the name, place and stead of the undersigned in the same manner that the undersigned might do and with the same powers, with respect to all of the shares of stock of [______________], a [______________] (the “Company”), owned or hereafter acquired by the undersigned, at any and all meetings of shareholders of the Company, on any and all matters, questions and resolutions that may come before such meetings, including, but not limited to, the election of directors, or at any adjournment or adjournments thereof, or to consent on behalf of the undersigned in the absence of a meeting to anything that might have been voted on at such a meeting.
This irrevocable proxy is coupled with an interest, is given in connection with a pledge pursuant to a Share Pledge Agreement dated [________] [__], 20[__](as amended, modified or supplemented, the “Pledge Agreement”), is subject to the rights of the undersigned as a Pledgor set forth in Section 6(a) of the Pledge Agreement and is irrevocable. It shall continue in effect so long as the debt for which the pledge is granted as security remains unpaid.
The attorney and proxy named herein is hereby given full power of substitution and revocation and may act through such agents, nominees or substitute attorneys as it may from time to time appoint.
The powers of such attorney and proxy shall include (without limiting its general powers hereunder) the power to receive and waive any notice of any meeting on behalf of each of the undersigned.

Pledgor

By:
Name:
Title:

[3]	Original counterparts of this Irrevocable Proxy to be executed will equal the number of Stock Certificates pledged (e.g. one Irrevocable Proxy per Certificate).

EXHIBIT D TO CREDIT AGREEMENT

HULL 2075
FORM OF ASSIGNMENT OF CONSTRUCTION CONTRACT
Dated October 29, 2014
By
PACIFIC DRILLING VIII LIMITED, as Assignor,
IN FAVOR OF
CITIBANK, N.A., as Collateral Agent

Preliminary Statements
Section 1. Assignment
Section 2. Security for Secured Obligations
Section 3. Custody of Collateral
Section 4. Maintenance of Secured Obligations
Section 5. Notice of Assignment
Section 6. Representations and Warranties; Certain Covenants
Section 7. Transfer and Other Liens
Section 8. Collateral Agent Appointed Attorney-in-Fact
Section 9. Collateral Agent May Perform
Section 10. Reasonable Care
Section 11. Event of Default
Section 12. Appointment of Receiver
Section 13. Expenses
Section 14. Amendments
Section 15. Notices
Section 16. Continuing Interest
Section 17. Termination
Section 18. GOVERNING LAW; JURISDICTION; VENUE
Section 19. WAIVER OF JURY TRIAL
Section 20. Severability
Section 21. Entire Agreement

EXHIBIT I FORM OF NOTICE OF ASSIGNMENT OF CONSTRUCTION CONTRACT
EXHIBIT II FORM OF ACKNOWLEDGMENT OF BUILDER

HULL 2075
ASSIGNMENT OF CONSTRUCTION CONTRACT
THIS ASSIGNMENT OF CONSTRUCTION CONTRACT dated October 29, 2014 (this "Assignment"), is made and entered into by PACIFIC DRILLING VIII LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (the "Assignor"), in favor of CITIBANK N.A., as collateral agent (the "Collateral Agent"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Credit Agreement (as defined below).
PRELIMINARY STATEMENTS
(1)    This Assignment is made pursuant to that certain Credit Agreement dated as of October 29, 2014 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among PACIFIC DRILLING S.A., as borrower (the "Borrower"), CITIBANK, N.A., as administrative agent (the "Administrative Agent"), and the banks and financial institutions therein named as lenders.
(2)    Prior to the date hereof, the Assignor and Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing under the laws of the Republic of Korea, as builder (the ''Builder"), entered into that certain Contract for Construction and Sale of a Drillship (Hull No. 2075) dated January 25, 2013 (together with all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered in connection therewith, in each case, as amended, modified or supplemented from time to time in accordance with the terms hereof or of the Credit Agreement, the "Construction Contract"), pursuant to which the Builder has agreed to build and the Assignor has agreed to purchase one dynamically positioned deepwater drillship with Hull No. 2075 (the "Collateral Rig").
(3)    The Builder has caused a Letter of Refundment Guarantee No. M0902-301-LG-00267 dated January 30, 2013 (the "Refund Guarantee"), respecting the Construction Contract to be issued by The Export-Import Bank of Korea (the "Refund Guarantor") in favor of the Assignor, and the Assignor is executing an Assignment of Refund Guarantee in favor of the Collateral Agent as of the date hereof. The Refund Guarantor has acknowledged, or commercially reasonable efforts have been made by the Assignor to procure that the Refund Guarantor acknowledge the assignment of the Refund Guarantee to the Collateral Agent for the benefit of the Secured Creditors.
(4)    The Assignor will obtain substantial direct and indirect benefits as a result of the transactions contemplated by the Credit Agreement and the other Credit Documents entered into by the Assignor, the other Subsidiary Guarantors and the Borrower, as well as the Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements entered into or to be entered into by the Assignor and/or the other Subsidiary Guarantors with one or more Other Creditors, and, accordingly, desires to enter into this Assignment in order to satisfy the conditions described in the Credit Agreement.
NOW THEREFORE, in consideration of the foregoing and of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt of which is hereby acknowledged, the Assignor hereby agrees with the Collateral Agent as follows:
SECTION 1. Assignment. (a) The Assignor, as beneficial owner, hereby transfers and assigns to the Collateral Agent, on behalf of the Secured Creditors, and grants the Collateral Agent a security interest in, all of the Assignor's right, title and interest in and to the following collateral (the "Assigned Collateral"):
(i)    (A) the Construction Contract, including without limitation, the right to accept delivery of and take title to the Collateral Rig under the Construction Contract and, on behalf of the Assignor, to execute all documents necessary for the acceptance of the Collateral Rig, (B) the right to be named as buyer (or have its nominee named as buyer) in all documents relating to the delivery of the Collateral Rig, (C) the right to receive any and all monies due and to become due to the Assignor under the Construction Contract, (D) the benefit of the right to sue on all representations, warranties, undertakings or other assurances given to the Assignor under and in respect of the Construction Contract, (E) all causes and rights of action arising under or in respect of the Construction Contract against the Builder, and (F) all claims for damages for the breach by the Builder of any term of the Construction Contract; and
(ii)    all cash, payments and proceeds of all instruments and all other property, tangible or intangible, whether now or hereafter existing, in which the Assignor has or shall have any interest, right or title under or through the Assigned Collateral and all other property, tangible or intangible, from time to time received, receivable or otherwise due or distributed in respect of or in exchange for any or all of the then existing Assigned Collateral; and
(iii)    to the extent not covered by clauses (i) through (ii) of this Section 1, all proceeds of any or all of the foregoing.
(b)    Upon termination of this Assignment as provided in Section 17 below, the Collateral Agent will, at the request and cost of the Assignor, re-assign to the Assignor the Assigned Collateral.
SECTION 2. Security for Secured Obligations. This Assignment secures the payment and performance of all Secured Obligations. The Assignor agrees that nothing contained herein or in any other agreement shall make, or be deemed to have made, the Secured Obligations other than full recourse to the Assignor.
SECTION 3. Custody of Collateral. All notes, writings, things, certificates or instruments which represent or evidence the Assigned Collateral promptly shall be turned over to and/or paid to the Collateral Agent upon the request of the Collateral Agent if an Event of Default shall have occurred and be continuing.
SECTION 4. Maintenance of Secured Obligations. So long as any Secured Obligations shall remain outstanding:
(a)    The Assignor (i) will maintain, or cause to be maintained, the Construction Contract in full force and effect and will duly perform or cause to be performed all duties and obligations of the Buyer (therein defined) as therein provided, (ii) will give the Collateral Agent prior written notice of any demand by Assignor to commence arbitration under the Construction Contract, and (iii) may, until the Collateral Agent shall otherwise notify the Builder in writing following the occurrence and during the continuance of an Event of Default, continue to exercise such rights that the Assignor may have under the Construction Contract to supervise and administer the Construction Contract and the work to be performed thereunder, including the right to give and receive notices as therein provided; and
(b)    the Assignor agrees that, notwithstanding any term or condition to the contrary herein or in the Construction Contract, irrespective of the Collateral Agent's exercise of any rights under the Construction Contract or the Collateral Agent's receipt of any payments under the Refund Guarantee, (i) the Collateral Agent shall not have any obligation to pay any amount or any other obligation or liability under the Construction Contract or in respect of any of the Assigned Collateral by reason of this Assignment, or to make any payment or to make any inquiry as to the nature or sufficiency of any payment received by it, or to present or file any claim or to take any action to collect or enforce the payment of any amounts, rights or obligations which may have been assigned to it or to which it may be entitled at any time or times, and (ii) the Assignor shall remain fully liable to perform all obligations to be performed by it under the Construction Contract and the other Assigned Collateral. Further, the Collateral Agent shall not be obligated to bring, appear in or defend any arbitration, mediation, action, suit or proceeding respecting the Construction Contract or the Assigned Collateral.
SECTION 5. Notice of Assignment
The Assignor has executed and delivered to the Builder a notice in the form of Exhibit I hereto of the assignment effected by this Assignment, and the Assignor has requested that the Builder execute and deliver an acknowledgment in respect thereof, in the form of Exhibit II hereto.
SECTION 6. Representations and Warranties; Certain Covenants. (a) The Assignor represents and warrants that:
(i)    No Other Assignments. The Assignor has not heretofore assigned to any other Person any rights under the Construction Contract or the other Assigned Collateral.
(ii)    No Liens. The Assignor is the legal and beneficial owner of the Assigned Collateral, and such Assigned Collateral is free and clear of any Lien or other encumbrance except for Permitted Liens.
(iii)    Right to Execute and Deliver Assignment. The Assignor has the right in accordance with the terms and conditions of the Construction Contract to execute and deliver this Assignment.
(b) The Assignor covenants and agrees with the Collateral Agent as follows:

(i)    Performance by Builder. The Assignor will take all reasonable steps to ensure that the Builder observes and performs all conditions and obligations imposed on it by the Construction Contract and will take all reasonable steps within its power to ensure that the Builder proceeds with the construction of the Collateral Rig with due diligence and dispatch. The Assignor will advise the Collateral Agent promptly upon becoming aware of any material default or delay (to the extent such delay could postpone delivery of the Collateral Rig past the Back-Stop Date) by the Builder in its obligations under the Construction Contract or of any demand for arbitration received from the Builder. At the expense of the Assignor, the Assignor will institute and maintain all such proceedings as are reasonably necessary or expedient to preserve and protect the interest of the Assignor and/or the Collateral Agent in the Construction Contract.
(ii)    Progress of Construction. The Assignor will cause to be given to the Collateral Agent progress reports relating to the construction of the Collateral Rig from time to time upon reasonable request of the Collateral Agent. The Assignor will inform the Collateral Agent about any material amendment, modification, supplement, waiver or variation to the Construction Contract as provided in Section 9.01(g) of the Credit Agreement.
(iii)    Notification of Rejection of the Collateral Rig. The Assignor will notify the Collateral Agent promptly if the Builder, the Refund Guarantor or the Assignor cancels, rescinds, repudiates or otherwise terminates the Construction Contract or the Refund Guarantee or purports to do so or if the Collateral Rig becomes damaged such that the repair costs are likely to exceed $50,000,000 or the Collateral Rig is likely to suffer an Event of Loss.
The Assignor will provide the Collateral Agent no less than ten (10) days prior written notice pursuant to Section 6(b)(iv) hereof if the Assignor rejects the Collateral Rig or cancels, rescinds, repudiates or otherwise terminates the Construction Contract or the Refund Guarantee or purports to do so.
(iv)    Rejection and Cancellation. The Assignor will not, without not less than ten (10) days prior written notice to the Collateral Agent, exercise any right which the Assignor may have to issue a final rejection of the Collateral Rig or cancel or rescind or otherwise terminate the Construction Contract, provided, always, that any such rejection, cancellation, rescission or other termination of the Construction Contract by the Assignor shall be without responsibility on the part of the Collateral Agent, which shall be under no liability whatsoever to the extent that such final rejection, cancellation, rescission or termination is thereafter adjudged to constitute a repudiation or other breach of the Construction Contract by the Assignor.
(v)    Further Assurances. The Assignor agrees that at any time and from time to time, at the expense of the Assignor, the Assignor will promptly execute and deliver all further instruments, notices and documents, and take all further action, that may be necessary or desirable, or that the Collateral Agent may reasonably request, in order to perfect and protect any Lien granted or purported to be granted hereby or to enable the Collateral Agent to exercise and enforce all rights and remedies hereunder with respect to any Assigned Collateral.
SECTION 7. Transfers and Other Liens. The Assignor agrees that it will not (i) sell, assign or otherwise dispose of any of the Assigned Collateral, or (ii) create or permit to exist any Lien or other encumbrance upon or with respect to any of the Assigned Collateral, except for the Permitted Liens.
SECTION 8. Collateral Agent Appointed Attorney-in-Fact. If an Event of Default has occurred and is continuing, the Assignor hereby appoints the Collateral Agent the Assignor's attorney-in-fact, with full authority in the place and stead of the Assignor and in the name of the Assignor or otherwise, from time to time in the Collateral Agent's discretion, to take any action and to execute any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Assignment, including, without limitation, to exercise all rights and remedies of the Assignor under the Construction Contract, including without limitation to make demands and accept payment, to take or refuse delivery of the Collateral Rig in its own name or in the name of the Assignor or others, to sell the Collateral Rig, to demand, receive, endorse and collect all instruments made payable to the Assignor representing any interest payment or other distribution in respect of the Assigned Collateral or any part thereof and to give full discharge for the same and to file any claims or take any action or institute any proceedings that the Collateral Agent may deem necessary or advisable in the premises. The Assignor ratifies and confirms and agrees to ratify and confirm whatever the Collateral Agent shall do in the exercise or purported exercise of the power of attorney granted by this Section 8. The powers and authority granted to the Collateral Agent herein have been given for a valuable consideration, are coupled with an interest and are hereby declared to be irrevocable.
SECTION 9. Collateral Agent May Perform. If (i) the Assignor fails to perform any agreement contained herein and (ii) an Event of Default has occurred and is continuing, the Collateral Agent on behalf of the Secured Creditors may itself perform, or cause performance of, such agreement, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by the Assignor under Section 13 hereof.
SECTION 10. Reasonable Care. If in accordance with Section 3 hereof, the Collateral Agent has custody of any part of the Assigned Collateral, the Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of such part of the Assigned Collateral if such part of the Assigned Collateral is accorded treatment substantially equal to that which the Collateral Agent accords its own property, it being understood that the Collateral Agent shall not have any responsibility for (i) ascertaining or taking action with respect to maturities, tenders or other matters relative to any Assigned Collateral, whether or not the Collateral Agent has or is deemed to have knowledge of such matters, or (ii) taking any necessary steps to preserve rights against any parties with respect to any Assigned Collateral.
SECTION 11. Event of Default. If any Event of Default has occurred and is continuing under the Credit Agreement:
(a)    the Collateral Agent may put into force and effect all rights, powers and remedies available to the Collateral Agent at law (including, but not limited to, under Korean or English law) or otherwise, including the rights available to it under the Uniform Commercial Code of the State of New York, whether or not applicable in the relevant jurisdiction, as assignee hereunder and of the rights of the Assignor under the Construction Contract assigned herein, including without limitation, the right to assign and/or sell all or any of the right, title and interest of the Collateral Agent in and to the Construction Contract, to cause the Construction Contract to be novated to it or to its nominee, to take delivery of the Collateral Rig under the Construction Contract in its own name or in the name of others and to sell the Collateral Rig upon such terms as the Collateral Agent shall in its sole discretion determine;
(b)    the Collateral Agent may, without notice to the Assignor except as required by law and at any time or from time to time, set off and otherwise apply against the Secured Obligations, in accordance with the terms of Section 13.02 of the Credit Agreement, all or any part of the Assigned Collateral, or any part thereof;
(c)    (i) the Collateral Agent may exercise its power of sale arising hereunder, at public or private sale, without appraisal, for such price as the Collateral Agent may deem fair, in such manner and at such times as the Collateral Agent in its absolute discretion may determine and the Collateral Agent shall not in any circumstances be answerable for any loss occasioned by such sale or resulting from postponement thereof; (ii) upon any assignment or sale of all or any part of the Assigned Collateral by the Collateral Agent, the purchaser shall not be bound to see or inquire whether the Collateral Agent's power of sale has arisen; the sale shall be deemed to be within the power of the Collateral Agent and the Collateral Agent's receipt for the purchase money shall be a good discharge to the purchaser who shall not be concerned with the application thereof or be in any way answerable therefor; (iii) no delay in exercising or omission to exercise any right, power or remedy hereunder shall impair such right, power or remedy or be construed as a waiver of or acquiescence in any breach or default by the Assignor; and (iv) if the Collateral Agent chooses to perform the Construction Contract and makes any payment for that purpose, or if for any reason the Collateral Agent expends money in protection or enforcement or realization of the security hereby created, the Assignor shall forthwith repay the same to the Collateral Agent on demand together with such interest thereon at the rate specified in Section 2.07(b) of the Credit Agreement;
(d)    any cash held by the Collateral Agent on behalf of the Secured Creditors as Assigned Collateral, and all cash proceeds received by the Collateral Agent in respect of any sale of, collection from, or other realization upon all or any part of, the Assigned Collateral, shall then or at any time thereafter be applied as is set forth in Section 4.05 of the Credit Agreement until payment in full of all Secured Obligations under the Credit Agreement. Any surplus of such cash or cash proceeds held by the Collateral Agent and remaining after payment in full of all such Secured Obligations shall be paid over to the Assignor or to whomsoever may be lawfully entitled to receive such surplus.
Each and every power and remedy given to the Collateral Agent under applicable law, under the Credit Agreement and herein given shall be cumulative and shall be in addition to every other power and remedy herein given or now or hereafter existing at law, in equity, in admiralty or by statute, and each and every power and remedy whether herein given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Collateral Agent, and the exercise or the beginning of the exercise of any power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other power or remedy. No delay or omission by the Collateral Agent in the exercise of any right or power or in the pursuance of any remedy accruing upon any Event of Default shall impair any such right, power or remedy or be construed to be a waiver of any such Event of Default or to be an acquiescence therein; nor shall the acceptance by the Collateral Agent of any security or of any payment of or on account of the Secured Obligations after any Event of

Default or of any payment on account of any past Event of Default be construed to be a waiver of any right to take advantage of any future Event of Default or of any past Event of Default not completely cured thereby.
SECTION 12. Appointment of Receiver. The Collateral Agent may, without further notice, appoint any one or more Persons in writing to be a receiver of all or any part of the Assigned Collateral at any time after any Event of Default has occurred and is continuing under the Credit Agreement or, if the Assignor asks the Collateral Agent in writing to do so, at any other time.
SECTION 13. Expenses. Subject to Section 13.01 of the Credit Agreement, the Assignor will upon demand pay to the Collateral Agent the amount of any and all expenses, including currency exchange fees, brokerage fees, taxes, commissions and the fees and expenses of its counsel and of any experts and agents, that the Collateral Agent may incur in connection with (i) the administration of this Assignment, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Assigned Collateral, (iii) the exercise or enforcement of any of the rights of the Collateral Agent hereunder or (iv) the failure by the Assignor to perform or observe any of the provisions hereof.
SECTION 14. Amendments. No amendment or modification of any provision of this Assignment shall be effective against the Assignor unless the same shall be in writing signed by the Assignor. No amendment or waiver of any provision of this Assignment nor consent to any departure by the Assignor herefrom shall in any event be effective unless the same shall be in writing and signed by the Assignor and the Collateral Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.
SECTION 15. Notices. All notices and other communications provided for hereunder shall be made in writing in accordance with the terms of Section 13.03 of the Credit Agreement.
SECTION 16. Continuing Interest. This Assignment shall create a continuing assignment of and Lien in the Assigned Collateral and shall (i) remain in full force and effect until the termination of the Total Commitment and the payment in full of the Secured Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made) (the “Discharge of the Secured Obligations”), (ii) be binding upon the Assignor and its successors and assigns, and (iii) inure to the benefit of the Collateral Agent and its successors, transferees and assigns. Upon the Discharge of the Secured Obligations, the Assignor shall be entitled, to the return, upon its request and at its expense, of any of the Assigned Collateral as shall not have been applied pursuant to the terms hereof.
SECTION 17. Termination. This Assignment shall terminate, and be of no further force and effect, upon the Discharge of the Secured Obligations.
SECTION 18. GOVERNING LAW; Jurisdiction; Venue. THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS ASSIGNMENT OR ANY OTHER CREDIT DOCUMENT, EACH PARTY HEREUNDER HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARTIES HEREUNDER HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER. EACH OF THE PARTIES HEREUNDER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 15, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH OF THE PARTIES HEREUNDER HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. Nothing in this Assignment shall affect the right of the Collateral Agent to serve process in any other manner permitted BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY PARTY HEREUNDER IN ANY OTHER JURISDICTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF

THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN THIS SECTION 18 ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
SECTION 19. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOC-ABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PRO-CEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HERE-BY.
SECTION 20. Severability. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.
SECTION 21. Entire Agreement. This Assignment, the other Credit Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Assignor has caused this Assignment of Construction Contract to be duly executed by its duly authorized officer thereunto duly authorized as of the date first above written.

PACIFIC DRILLING VIII LIMITED

By:
Name:
Title:

ACCEPTED AND AGREED:

CITIBANK, N.A., as Collateral Agent

By:
Name:
Title:

EXHIBIT I
FORM OF NOTICE OF ASSIGNMENT OF CONSTRUCTION CONTRACT
Date: [__________ ___, 20__]

To:	Samsung Heavy Industries Co., Ltd.
34th Floor, Samsung Life Insurance Seocho Tower 1321-15
Seocho-Dong, Seocho-Gu, Seoul, Korea 137-857
Seoul, Korea 135-080
Facsimile No.: (+82) 2 3458 7369
Telephone No.: (+82) 2 3458 7313
Attn: Mr. W. J. Yeo

With a copy to:

Samsung Heavy Industries Co., Ltd.
530, Jangpyung-Dong
Geoje-city, Gyungnam-Do, Korea
Facsimile No.: (+82 55 630 6070)

Dear Sirs:
Hull No. 2075 (the "Collateral Rig")
We refer to the Contract for Construction and Sale of a Drillship (Hull No. 2075) dated January 25, 2013 (the "Construction Contract"), made between us, as the Buyer, and you, as the Builder, whereby you agreed to design, build, launch, equip and complete the Collateral Rig and sell and deliver the Collateral Rig to us after completion and successful trial and whereby we agreed to purchase and take delivery of the Collateral Rig from you and to pay for the same in accordance with the terms and conditions therein set forth.
NOW WE HEREBY GIVE YOU NOTICE:

1.
that by an Assignment of Construction Contract dated October 29, 2014 (the "Assignment"), made between ourselves and CITIBANK, N.A., as collateral agent (the "Collateral Agent"), we have assigned to the Collateral Agent all our beneficial interest and all our right, title and interest in, to and under the Construction Contract, but we continue to be responsible to you for performance of our obligations thereunder;

2.
that you are irrevocably authorized and instructed if you have been notified by the Collateral Agent that an Event of Default (as specified in Section 11 of the Credit Agreement dated as of October 29, 2014 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among PACIFIC DRILLING S.A., as borrower (the "Borrower"), CITIBANK N.A., as administrative agent (the "Administrative Agent"), and the banks and financial institutions therein named as lenders), has occurred and is continuing:

(a)	to hold the Collateral Rig to the order and at the disposal of the Collateral Agent (or its nominee) subject only to your lien as Builder under the Construction Contract;

(b)
if demanded by the Collateral Agent, to deliver the Collateral Rig together with title and all other documents related thereto that you are obligated to deliver under the Construction Contract to the Collateral Agent or its nominee, subject only to your lien as Builder under the Construction Contract;

(c)
to hold the builder's certificate and any other document of title to the Collateral Rig to the order and at the disposal of the Collateral Agent (or its nominee) subject only to your lien as Builder under the Construction Contract;

(d)
to pay to the Collateral Agent all sums that may become due from you to us under the Construction Contract, including, but not limited to, sums arising from an arbitration award, net any undisputed amounts owed to you by us;

3.
you are authorized irrevocably to send to the Collateral Agent promptly a copy of any demand for arbitration made by you in accordance with Article XIII of the Construction Contract to the following address (or to such other address as the Collateral Agent may notify you from time to time):

Citibank, N.A., as Collateral Agent
1615 Brett Road, Ops III
New Castle, DE 19720
Attention: Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com;

4.    that the Assignment includes provisions that:

(a)
we shall not, without not less than ten (10) days previous written notice to the Collateral Agent, exercise any right which we may have to issue a final rejection of the Collateral Rig or cancel or rescind or otherwise terminate the Construction Contract, provided always that any such final rejection of the Collateral Rig or cancellation, rescission or other termination of the Construction Contract by ourselves shall be without responsibility on the part of the Collateral Agent who shall be under no liability whatsoever to the extent that such rejection, cancellation, rescission or termination is thereafter adjudged to constitute a repudiation or other breach of the Construction Contract by ourselves; and

(b)	we shall remain liable to perform all our obligations under the Construction Contract and the Collateral Agent shall be under no obligation of any kind in respect thereof.
The Collateral Agent has agreed that until such time as the Collateral Agent may give you notice to the contrary, we may continue to supervise the building of the Collateral Rig. On such notice being given to you, the Collateral Agent may, inter alia, exercise such right to supervise. This letter does not affect your right to be paid by us for alterations, additions, extra work and materials required or directed by us in accordance with the terms of the Construction Contract prior to such notice being given to you by the Collateral Agent.
This notice shall be governed by laws of the State of New York, United States of America. In the event of any dispute or conflicts, the dispute resolution provisions in the Construction Contract (as defined in the Assignment) shall apply to this notice.
The authority and instructions contained in this letter cannot be revoked or varied without the Collateral Agent's consent.
Please acknowledge receipt of this notice and confirm your agreement in relation to the matters stated above by signing the enclosed acknowledgment and returning it directly to the Collateral Agent at the address shown, with a copy to us.
[Signature Page Follows]

Yours faithfully,

PACIFIC DRILLING VIII LIMITED

By:
Name:
Title:

EXHIBIT II
FORM OF ACKNOWLEDGMENT OF BUILDER
HULL 2075
Date: [_____ ___, 20__]

To:	Citibank, N.A., as Collateral Agent
1615 Brett Road, Ops III
New Castle, DE 19720
Attention: Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com

We confirm receipt of that certain notice dated [_____ __, 20__], and hereby acknowledge that PACIFIC DRILLING VIII LIMITED (the "Buyer") has by an Assignment of Construction Contract dated October 29, 2014 (the "Assignment"), assigned to you all its beneficial interest and all its benefits, right and title in, to and under the Contract for Construction and Sale of a Drillship (Hull No. 2075) dated January 25, 2013 (the "Construction Contract"), made between ourselves and the Buyer for the construction, sale and purchase of our Hull No. 2075 (the "Collateral Rig"), but that, until such time as you may give us notice to the contrary, the Buyer may continue to supervise the building of the Collateral Rig, and our right to be paid by the Buyer for alterations, additions, extra work and materials required or directed by the Buyer in accordance with the terms of the Construction Contract prior to such notice being given by you shall not be affected.

Yours faithfully,

SAMSUNG HEAVY INDUSTRIES CO., LTD.

By:
Name:
Title:

EXHIBIT E TO CREDIT AGREEMENT

HULL 2075
FORM OF ASSIGNMENT OF REFUND GUARANTEE
Dated October 29, 2014
By
PACIFIC DRILLING VIII LIMITED, as Assignor,
IN FAVOR OF
CITIBANK, N.A., as Collateral Agent

Section 1. Assignment
Section 2. Security for Secured Obligations
Section 3. Custody of Collateral
Section 4. Maintenance of Secured Obligations
Section 5. Notice of Assignment
Section 6. Representations and Warranties
Section 7. Certain Covenants
Section 8. Transfer and Other Liens
Section 9. Collateral Agent Appointed Attorney-in-Fact
Section 10. Collateral Agent May Perform
Section 11. Reasonable Care
Section 12. Event of Default
Section 13. Appointment of Receiver
Section 14. Expenses
Section 15. Amendments
Section 16. Notices
Section 17. Continuing Interest
Section 18. Termination
Section 19. GOVERNING LAW; Jurisdiction; Process Agent
Section 20. WAIVER OF JURY TRIAL
Section 21. Severability
Section 22. Entire Agreement

EXHIBIT I FORM OF NOTICE OF ASSIGNMENT OF REFUND GUARANTEE
EXHIBIT II FORM OF ACKNOWLEDGMENT OF REFUND GUARANTOR

HULL 2075
ASSIGNMENT OF REFUND GUARANTEE
THIS ASSIGNMENT OF REFUND GUARANTEE dated October 29, 2014 (this "Assignment"), is made and entered into by PACIFIC DRILLING VIII LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (the "Assignor"), in favor of CITIBANK, N.A., as collateral agent (the "Collateral Agent"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Credit Agreement (as defined below).
PRELIMINARY STATEMENTS
(1)    This Assignment is made pursuant to that certain Credit Agreement dated as of October 29, 2014 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among PACIFIC DRILLING S.A., as borrower (the "Borrower"), CITIBANK, N.A., as administrative agent (the "Administrative Agent"), and the banks and financial institutions therein named as lenders.
(2)    Prior to the date hereof, the Assignor and Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing under the laws of the Republic of Korea, as builder (the ''Builder"), entered into that certain Contract for Construction and Sale of a Drillship (Hull No. 2075) dated January 25, 2013 (together with all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered in connection therewith, in each case, as amended, modified or supplemented from time to time in accordance with the terms hereof or of the Credit Agreement, the "Construction Contract"), pursuant to which the Builder has agreed to build and the Assignor has agreed to purchase one dynamically positioned deepwater drillship with Hull No. 2075.
(3)    The Builder has caused a Letter of Refundment Guarantee No. M0902-301-LG-00267 dated January 30, 2013 (the "Refund Guarantee"), respecting the Construction Contract to be issued by The Export-Import Bank of Korea (the "Refund Guarantor") in favor of the Assignor, and the Assignor is executing this Assignment of Refund Guarantee in favor of the Collateral Agent as of the date hereof. Commercially reasonable efforts have been made by the Assignor to procure that the Refund Guarantor acknowledge on the date hereof the assignment of the Refund Guarantee to the Collateral Agent for the benefit of the Secured Creditors pursuant to this Assignment.
(4)    The Assignor will obtain substantial direct and indirect benefits as a result of the transactions contemplated by the Credit Agreement and the other Credit Documents entered into by the Assignor, the other Subsidiary Guarantors and the Borrower, as well as the Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements entered into by the Assignor and/or the other Subsidiary Guarantors with one or more Other Creditors, and, accordingly, desires to enter into this Assignment in order to satisfy the conditions described in the Credit Agreement.
NOW THEREFORE, in consideration of the foregoing and One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt of which is hereby acknowledged, the Assignor hereby agrees with the Collateral Agent as follows:
SECTION 1. Assignment. (a) The Assignor, as beneficial owner, hereby transfers and assigns to the Collateral Agent on behalf of the Secured Creditors, and grants the Collateral Agent a security interest in, all of the Assignor's right, title and interest in and to the following collateral (the "Assigned Collateral"):
(i)    (A) the Refund Guarantee, including without limitation, (A) the rights to make demand under the Refund Guarantee directly upon the Refund Guarantor in accordance with the terms of the Refund Guarantee and to receive payments payable in accordance with the terms of the Refund Guarantee, (B) the right to execute and deliver all documents, certificates, statements and notices necessary or advisable in the opinion of the Collateral Agent properly to make such payment demands, (C) the right to give instructions to the Refund Guarantor as to payment of any and all monies due and to become due to the Assignor under the Refund Guarantee, (D) the benefit of the right to sue on all representations, warranties, undertakings or other assurances given to the Assignor under and in respect of the Refund Guarantee, (E) all causes and rights of action arising under or in respect of the Refund Guarantee against the Refund Guarantor, and (F) all claims for damages for the breach by the Refund Guarantor of any term of the Refund Guarantee; and

(ii)    all cash, payments and proceeds of all instruments and all other property, tangible or intangible, whether now or hereafter existing, in which the Assignor has or shall have any interest, right or title under or through the Assigned Collateral and all other property, tangible or intangible, from time to time received, receivable or otherwise due or distributed in respect of or in exchange for any or all of the then existing Assigned Collateral; and
(iii)    to the extent not covered by clauses (i) through (ii) of this Section 1, all proceeds of any or all of the foregoing.
(b)    Upon termination of this Assignment as provided in Section 18 below, the Collateral Agent will, at the request and cost of the Assignor, re-assign to the Assignor the Assigned Collateral.
SECTION 2. Security for Secured Obligations. This Assignment secures the payment and performance of all Secured Obligations. The Assignor agrees that nothing contained herein or in any other agreement shall make, or be deemed to have made, the Secured Obligations other than full recourse to the Assignor.
SECTION 3. Custody of Collateral. The Assignor delivers herewith to the Collateral Agent the original Refund Guarantee. The Assignor agrees that any additional notes, writings, things, certificates or instruments which represent or evidence the Assigned Collateral promptly shall be turned over to and/or paid to the Collateral Agent upon the request of the Collateral Agent. The Collateral Agent agrees to hold the Refund Guarantee and any other instruments evidencing the Assigned Collateral in accordance with the terms of Section 11 hereof.
SECTION 4. Maintenance of Secured Obligations. So long as any Secured Obligations shall remain outstanding:
(a)    The Assignor (i) will maintain, or cause to be maintained, the Refund Guarantee in full force and effect and will duly perform or cause to be performed all duties and obligations of the Buyer (therein defined) as therein provided, (ii) will not (without prior written consent of the Collateral Agent, not to be unreasonably withheld or delayed) make any claim upon the Refund Guarantor in respect of the Refund Guarantee hereby assigned, (iii) will not (without prior written consent of the Collateral Agent, not to be unreasonably withheld or delayed) exercise any rights under the Refund Guarantee, (iv) will not (without prior written consent of the Collateral Agent, not to be unreasonably withheld or delayed) further assign, materially amend, modify, supplement or give any waiver under or vary any term of, or terminate the Refund Guarantee, and (v) will not take or refrain from taking any action which results or may reasonably be expected to result in any reduction in the value of the Assigned Collateral or impairment of the Collateral Agent's rights under this Assignment; and
(b)    the Assignor agrees that, notwithstanding any term or condition to the contrary herein or in the Refund Guarantee, irrespective of the Collateral Agent's exercise of any rights under the Refund Guarantee or the Collateral Agent's receipt of any payments under the Refund Guarantee, (i) the Collateral Agent shall not have any obligation to pay any amount or any other obligation or liability under the Refund Guarantee or in respect of any of the Assigned Collateral by reason of this Assignment, or to make any payment or to make any inquiry as to the nature or sufficiency of any payment received by it, or to present or file any claim or to take any action to collect or enforce the payment of any amounts, rights or obligations which may have been assigned to it or to which it may be entitled at any time or times, and (ii) the Assignor shall remain fully liable to perform all obligations to be performed by it under the Refund Guarantee and the other Assigned Collateral. Further, the Collateral Agent shall not be obligated to bring, appear in or defend any arbitration, mediation, action, suit or proceeding respecting the Refund Guarantee or the Assigned Collateral.
SECTION 5. Notice of Assignment. The Assignor has executed and delivered to the Refund Guarantor a notice in the form of Exhibit I hereto of the assignment effected by this Assignment, and the Assignor has requested that the Refund Guarantor execute and deliver an acknowledgment in respect thereof, in the form of Exhibit II hereto.
SECTION 6. Representations and Warranties. The Assignor represents and warrants that:
(a)    No Other Assignments. The Assignor has not heretofore assigned to any other Person any rights under the Refund Guarantee or the other Assigned Collateral.
(b)    No Liens. The Assignor is the legal and beneficial owner of the Assigned Collateral, and such Assigned Collateral is free and clear of any Lien or other encumbrance except for the Permitted Liens.

(c)    Right to Execute and Deliver Assignment. The Assignor has the right in accordance with the terms and conditions of the Refund Guarantee to execute and deliver this Assignment.
SECTION 7. Certain Covenants. The Assignor covenants and agrees with the Collateral Agent as follows:
(a)    Notification of Cancellation of the Refund Guarantee. The Assignor will notify the Collateral Agent promptly if the Refund Guarantor cancels, rescinds, repudiates or otherwise terminates the Refund Guarantee or purports to do so.
(b)    Cancellation. The Assignor will not, without the prior written consent of the Collateral Agent, which consent shall not be unreasonably withheld, exercise any right which the Assignor may have to cancel or rescind or otherwise terminate the Refund Guarantee, provided, always, that any such cancellation, rescission or other termination of the Refund Guarantee by the Assignor shall be without responsibility on the part of the Collateral Agent, which shall be under no liability whatsoever to the extent that such cancellation, rescission or termination is thereafter adjudged to constitute a repudiation or other breach of the Refund Guarantee by the Assignor.
(c)    Further Assurances. The Assignor agrees that at any time and from time to time, at the expense of the Assignor, the Assignor will promptly execute and deliver all further instruments, notices and documents, and take all further action, that may be necessary or desirable, or that the Collateral Agent may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Collateral Agent to exercise and enforce all rights and remedies hereunder with respect to any Assigned Collateral.
SECTION 8. Transfers and Other Liens. The Assignor agrees that it will not (i) sell, assign or otherwise dispose of any of the Assigned Collateral, or (ii) create or permit to exist any Lien or other encumbrance upon or with respect to any of the Assigned Collateral, except for Permitted Liens.
SECTION 9. Collateral Agent Appointed Attorney-in-Fact. If an Event of Default has occurred and is continuing, the Assignor hereby appoints the Collateral Agent the Assignor's attorney-in-fact, with full authority in the place and stead of the Assignor and in the name of the Assignor or otherwise, from time to time in the Collateral Agent's discretion, to take any action and to execute any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Assignment, including, without limitation, to exercise all rights and remedies of the Assignor under the Refund Guarantee, including without limitation to make demands and accept payment, to demand, receive, indorse and collect all instruments made payable to the Assignor representing any interest payment or other distribution in respect of the Assigned Collateral or any part thereof and to give full discharge for the same and to file any claims or take any action or institute any proceedings that the Collateral Agent may deem necessary or advisable in the premises. The Assignor ratifies and confirms and agrees to ratify and confirm whatever the Collateral Agent shall do in the exercise or purported exercise of the power of attorney granted by this Section 9. The powers and authority granted to the Collateral Agent herein have been given for a valuable consideration, are coupled with an interest and are hereby declared to be irrevocable.
SECTION 10. Collateral Agent May Perform. If (i) the Assignor fails to perform any agreement contained herein and (ii) an Event of Default has occurred and is continuing, the Collateral Agent may itself perform, or cause performance of, such agreement, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by the Assignor under Section 14 hereof.
SECTION 11. Reasonable Care. If in accordance with Section 3 hereof, the Collateral Agent has custody of any part of the Assigned Collateral, the Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of such part of the Assigned Collateral if such part of the Assigned Collateral is accorded treatment substantially equal to that which the Collateral Agent accords its own property, it being understood that the Collateral Agent shall not have any responsibility for (i) ascertaining or taking action with respect to maturities, tenders or other matters relative to any Assigned Collateral, whether or not the Collateral Agent has or is deemed to have knowledge of such matters, or (ii) taking any necessary steps to preserve rights against any parties with respect to any Assigned Collateral.
SECTION 12. Event of Default. If any Event of Default has occurred and is continuing under the Credit Agreement:
(a)    the Collateral Agent may put into force and effect all rights, powers and remedies available to the Collateral Agent at law (including, but not limited to, under Korean or English law) or otherwise, including the rights available to it under the Uniform Commercial Code of the State of New York, whether or not applicable in the relevant jurisdiction, as assignee hereunder and of the rights of the Assignor under the Refund Guarantee assigned herein, including without limitation, the right to assign and/or sell all or any of the right, title and interest of the Collateral Agent in and to the Refund Guarantee upon such terms as the Collateral Agent shall in its sole discretion determine;
(b)    the Collateral Agent may, without notice to the Assignor except as required by law and at any time or from time to time, set off and otherwise apply against the Secured Obligations, in accordance with the terms of Section 13.02 of the Credit Agreement, all or any part of the Assigned Collateral or any part thereof;
(c)    (i) the Collateral Agent may exercise its power of sale arising hereunder, at public or private sale, without appraisal, for such price as the Collateral Agent may deem fair, in such manner and at such times as the Collateral Agent in its absolute discretion may determine and the Collateral Agent shall not in any circumstances be answerable for any loss occasioned by such sale or resulting from postponement thereof; (ii) upon any assignment or sale of all or any part of the Assigned Collateral by the Collateral Agent, the purchaser shall not be bound to see or inquire whether the Collateral Agent's power of sale has arisen; the sale shall be deemed to be within the power of the Collateral Agent and the Collateral Agent's receipt for the purchase money shall be a good discharge to the purchaser who shall not be concerned with the application thereof or be in any way answerable therefor; (iii) no delay in exercising or omission to exercise any right, power or remedy hereunder shall impair such right, power or remedy or be construed as a waiver of or acquiescence in any breach or default by the Assignor; and (iv) if for any reason the Collateral Agent expends money in protection or enforcement or realization of the security hereby created, the Assignor shall forthwith repay the same to the Collateral Agent on demand together with such interest thereon at the rate specified in Section 2.07(b) of the Credit Agreement;
(d)    any cash held by the Collateral Agent as Assigned Collateral, and all cash proceeds received by the Collateral Agent in respect of any sale of, collection from, or other realization upon all or any part of, the Assigned Collateral, shall then or at any time thereafter be applied as is set forth in Section 4.05 of the Credit Agreement until payment in full of all Secured Obligations under the Credit Agreement. Any surplus of such cash or cash proceeds held by the Collateral Agent and remaining after payment in full of all such Secured Obligations shall be paid over to the Assignor or to whomsoever may be lawfully entitled to receive such surplus.
Each and every power and remedy given to the Collateral Agent under applicable law, under the Credit Agreement and herein given shall be cumulative and shall be in addition to every other power and remedy herein given or now or hereafter existing at law, in equity, in admiralty or by statute, and each and every power and remedy whether herein given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Collateral Agent, and the exercise or the beginning of the exercise of any power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other power or remedy. No delay or omission by the Collateral Agent in the exercise of any right or power or in the pursuance of any remedy accruing upon any Event of Default shall impair any such right, power or remedy or be construed to be a waiver of any such Event of Default or to be an acquiescence therein; nor shall the acceptance by the Collateral Agent of any security or of any payment of or on account of the Secured Obligations after any Event of Default or of any payment on account of any past Event of Default be construed to be a waiver of any right to take advantage of any future Event of Default or of any past Event of Default not completely cured thereby.
SECTION 13. Appointment of Receiver. The Collateral Agent may, without further notice, appoint any one or more Persons in writing to be a receiver of all or any part of the Assigned Collateral at any time after any Event of Default has occurred and is continuing under the Credit Agreement or, if the Assignor asks the Collateral Agent in writing to do so, at any other time.
SECTION 14. Expenses. Subject to Section 13.01 of the Credit Agreement, the Assignor will upon demand pay to the Collateral Agent the amount of any and all expenses, including currency exchange fees, brokerage fees, taxes, commissions and the fees and expenses of its counsel and of any experts and agents, that the Collateral Agent may incur in connection with (i) the administration of this Assignment, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Assigned Collateral, (iii) the exercise or enforcement of any of the rights of the Collateral Agent hereunder or (iv) the failure by the Assignor to perform or observe any of the provisions hereof.
SECTION 15. Amendments. No amendment or modification of any provision of this Assignment shall be effective against the Assignor unless the same shall be in writing signed by the Assignor. No amendment or waiver of any provision of this Assignment nor consent to any departure by the Assignor herefrom shall in any event be effective unless the same shall be in writing and signed by the Assignor and the Collateral Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 16. Notices. All notices and other communications provided for hereunder shall be made in writing in accordance with the terms of Section 13.03 of the Credit Agreement.
SECTION 17. Continuing Interest. This Assignment shall create a continuing assignment of and security interest in the Assigned Collateral and shall (i) remain in full force and effect until the termination of the Total Commitment and the payment in full of the Secured Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made) (the “Discharge of the Secured Obligations”), (ii) be binding upon the Assignor, its successors and assigns, and (iii) inure to the benefit of the Collateral Agent and its successors, transferees and assigns. Upon the Discharge of the Secured Obligations, the Assignor shall be entitled, to the return, upon its request and at its expense, of any of the Assigned Collateral as shall not have been applied pursuant to the terms hereof.
SECTION 18. Termination. This Assignment shall terminate, and be of no further force and effect, upon the Discharge of the Secured Obligations.
SECTION 19. GOVERNING LAW; Jurisdiction; Venue. THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS ASSIGNMENT OR ANY OTHER CREDIT DOCUMENT, EACH PARTY HEREUNDER HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARTIES HEREUNDER HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER. EACH OF THE PARTIES HEREUNDER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 16, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH OF THE PARTIES HEREUNDER HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. Nothing in this Assignment shall affect the right of the Collateral Agent to serve process in any other manner permitted BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY PARTY HEREUNDER IN ANY OTHER JURISDICTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN THIS SECTION 19 ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
SECTION 20. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOC-ABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PRO-CEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HERE-BY.
SECTION 21. Severability. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.
SECTION 22. Entire Agreement. This Assignment, the other Credit Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Assignor has caused this Assignment of Refund Guarantee to be duly executed by its duly authorized officer thereunto duly authorized as of the date first above written.

PACIFIC DRILLING VIII LIMITED

By:
Name:
Title:

ACCEPTED AND AGREED:

CITIBANK, N.A., as Collateral Agent

By:
Name:
Title:

EXHIBIT I

FORM OF NOTICE OF ASSIGNMENT OF REFUND GUARANTEE
HULL 2075

Date: [__________ ___, 20__]

To:    The Export-Import Bank of Korea
38, Eunhaeng-Ro (16-1, Yeouido-Dong)
Yeongdeungpo-Gu, Seoul 150-996, Korea
Facsimile No.: (+82) 2 3779 6745
Telephone No.: (+82) 2 3779 6114

Dear Sirs:
Letter of Refundment Guarantee No. M0902-301-LG-00267
We refer to the Letter of Refundment Guarantee No. M0902-301-LG-00267 dated January 30, 2013 (the "Refund Guarantee"), made between us, as the Buyer, and you, as the Refund Guarantor, whereby you agreed to guarantee any refund of the advance payment(s) made by us to Samsung Heavy Industries Co., Ltd. (the "Builder") prior to the delivery of that certain drillship having the Builder's Hull No. 2075 in accordance with the terms and conditions therein set forth.
NOW WE HEREBY GIVE YOU NOTICE:

1.
that by an Assignment of Refund Guarantee dated October 29, 2014, (the "Assignment"), made between ourselves and CITIBANK N.A., as collateral agent (the "Collateral Agent"), we have assigned to the Collateral Agent all our beneficial interest and all our right, title and interest in, to and under the Refund Guarantee, but we continue to be responsible to you for performance of our obligations thereunder;

2.
that if you are notified by the Collateral Agent that an Event of Default (as specified in Section 11 of the Credit Agreement dated as of October 29, 2014 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among PACIFIC DRILLING S.A., as borrower (the "Borrower"), CITIBANK N.A., as administrative agent (the "Administrative Agent"), and the banks and financial institutions therein named as lenders) has occurred and is continuing (a) the Collateral Agent alone (and to the exclusion of us, the Buyer) is entitled to make demands, give statements, certificates and notices and receive all amounts payable under the Refund Guarantee and (b) you are irrevocably authorized and instructed to pay to the Collateral Agent all sums that may become due from you to us under the Refund Guarantee;

3.    that the Assignment includes provisions that:

(a)
we shall not, without not less than ten (10) days previous written notice to the Collateral Agent, exercise any right which we may have to cancel or rescind or otherwise terminate the Refund Guarantee provided always that any such cancellation, rescission or other termination of the Refund Guarantee by ourselves shall be without responsibility on the part of the Collateral Agent who shall be under no liability whatsoever to the extent that such cancellation, rescission or termination is thereafter adjudged to constitute a repudiation or other breach of the Refund Guarantee by ourselves; and

(b)	the Collateral Agent shall have no obligations of any kind in respect of the Refund Guarantee.
You are instructed to send to the Collateral Agent promptly a copy of any demand for arbitration made by you in accordance with the Refund Guarantee to the following address (or to such other address as the Collateral Agent may notify you from time to time):
Citibank, N.A., as Collateral Agent
1615 Brett Road, Ops III
New Castle, DE 19720

Attention: Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com.

The authority and instructions contained in this letter cannot be revoked or varied without the Collateral Agent's consent.
This notice shall be governed by the laws of the State of New York, United States of America. In the event of any dispute or conflicts, the dispute resolution provisions in the Refund Guarantee (as defined in the Assignment) shall apply to this notice.
Please acknowledge receipt of this notice in relation to the matters stated above by signing the enclosed acknowledgment and returning it directly to the Collateral Agent at the address shown, with a copy to us.
[Signature Page Follows]

Yours faithfully,

PACIFIC DRILLING VIII LIMITED

By:
Name:
Title:

EXHIBIT II
FORM OF ACKNOWLEDGMENT OF REFUND GUARANTOR
HULL 2075
LETTER OF REFUNDMENT GUARANTEE NO. M0902-301-LG-00267
Date: [____________ 20___]

To:    Citibank, N.A., as Collateral Agent
1615 Brett Road, Ops III
New Castle, DE 19720
Attention: Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com;

We confirm receipt of that certain notice dated [_____ __, 20__], and hereby acknowledge that PACIFIC DRILLING VIII LIMITED (the "Buyer") has by an Assignment of Refund Guarantee dated October 29, 2014, assigned to you all its beneficial interest and all its benefits, right and title in, to and under our Letter of Refundment Guarantee No. M0902-301-LG-00267 dated January 30, 2013, made between ourselves and the Buyer in connection with the construction and sale by, and purchase from, Samsung Heavy Industries Co., Ltd. of Hull No. 2075.
Yours faithfully,

THE EXPORT-IMPORT BANK OF KOREA

By:
Name:
Title:

EXHIBIT F TO CREDIT AGREEMENT

FORM OF ASSIGNMENT OF INSURANCE PROCEEDS

given by

[PACIFIC DRILLING VIII LIMITED]

as the Assignor

in favor of

CITIBANK, N.A.,

as the Assignee

_________- __, 20[ ]

PACIFIC ZONDA

THIS ASSIGNMENT OF INSURANCE PROCEEDS (as amended, restated, supplemented or otherwise modified from time to time, this “Assignment”), dated as of __________ __, 20[ ], is made by [PACIFIC DRILLING VIII LIMITED], a company incorporated and existing under the laws of the [British Virgin Islands]1 (the “Assignor”), in favor of in favor of CITIBANK, N.A., as collateral agent (the “Collateral Agent”) for the Secured Creditors (as defined in the Credit Agreement referred to below) (together with its successors and assigns in such capacity, the “Assignee”).

W I T N E S S E T H T H A T :
WHEREAS:
(A)     The Assignor is the sole owner of the whole of the [Liberian] registered drillship PACIFIC ZONDA (the “Collateral Rig”), Official No. [______]2;
(B)    The Assignor has entered into a Subsidiary Guaranty, as described in the Credit Agreement, whereby the Assignor has guaranteed (i) the obligations of Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”) under and in connection with that certain Credit Agreement dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Company, as borrower, CITIBANK, N.A., as administrative agent, and the banks and financial institutions therein named as lenders and (ii) the obligations of the other Subsidiary Guarantors under Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements entered into or to be entered into by the Subsidiary Guarantors;
(C)     This Assignment is given as security for all of the Secured Obligations (as defined in the Credit Agreement) under the Credit Documents (as defined in the Credit Agreement).
NOW, THEREFORE, in consideration of the premises and of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by the Assignor, the Assignor hereby agrees as follows:

SECTION 1. Defined Terms. Except as otherwise defined herein, capitalized terms defined in the Credit Agreement shall have the same meanings when used herein.

“Insurances” means policies and contracts of insurance from time to time taken out by or on behalf of the Assignor in respect of the Collateral Rig or its operations including but not limited to (i) hull and machinery (including increased value insurance and war risk insurance) and (ii) loss of hire but excluding Protection and Indemnity insurance.

“Insurance Proceeds” means all monies payable to the Assignor under or in connection with (i) the Insurances, whether heretofore, now or hereafter effected, and all renewals or replacements for same, and (ii) all claims, returns of premium or other amounts and other moneys due and to become due under or in respect of Insurances.

[1]
Appropriate modifications to be made throughout if the Pacific Zonda will be flagged in an Approved Flag State other than the Republic of Liberia or owned by an entity other than Pacific Drilling VIII Limited or if the Assignor will be organized in a jurisdiction other than the British Virgin Islands. Appropriate revisions to be made throughout if the Assignor is an Internal Charterer.

[2]	Revise as necessary for an Internal Charterer.

SECTION 2.Grant of Security. As collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations, the Assignor, as legal and beneficial owner, does hereby assign, transfer and set over unto the Assignee, for the benefit of the Secured Creditors, and does hereby grant the Assignee, for the benefit of the Secured Creditors, a continuing security interest in, all of the Assignor’s right, title and interest in, to and under the following (collectively, the “Assigned Property”): (a) all Insurance Proceeds and (b) all proceeds of the foregoing; provided, however, that notwithstanding anything to the contrary contained in this Section 2, the security interest created by this Assignment shall not extend to, and the term “Assigned Property” shall not include, any Excluded Collateral (as defined in the U.S. Security Agreement).

SECTION 3. Loss Payable Clauses. The Assignor shall ensure that: (a) all Insurances, as such Insurances relate to the Collateral Rig, in respect of hull and machinery (including increased value insurance and war risk) shall contain a loss payable clause in substantially the form attached hereto as Exhibit 1; and (b) all Insurances in respect loss of hire shall contain a loss payable clause in substantially the form attached hereto as Exhibit 2.

SECTION 4. Covenants and Undertakings; Notices. The Assignor hereby covenants with the Assignee and undertakes that:

(a) it shall do or permit to be done each and every act or thing which the Assignee may from time to time require to be done for the purpose of enforcing the Assignee’s rights under this Assignment and shall allow its name to be used as and when required by the Assignee for that purpose;
(b) it shall forthwith give notice substantially in the form annexed hereto as Exhibit 3, or cause its insurance brokers to give notice, of this Assignment to all insurers, underwriters, clubs and associations providing the Insurances and request that such notice be endorsed on all the policies and entries of Insurances; and
(c) as an inducement to the Assignee to accept this Assignment, that (i) the Insurances are in full force and effect and are enforceable in accordance with their respective terms, (ii) the Assignor is not in default thereunder, (iii) no entity other than the signatories hereto has any interest in any of the Insurances (except any entity which has previously assigned such interest to the Assignee), and (iv) it has not assigned, pledged or in any way created or suffered to be created any security interest in the whole or any part of the right, title and interest hereby assigned, except for Permitted Liens.

SECTION 5. No Duty of Inquiry. The Assignee shall not be obliged to make any inquiry as to the nature or sufficiency of any payment received by it hereunder or to make any claim or take any other action to collect any moneys or to enforce any rights and benefits hereby assigned to the Assignee or to which the Assignee may at any time be entitled hereunder. The Assignor shall remain liable to perform all of its obligations in relation to the Assigned Property and the Assignee shall be under no obligation of any kind whatsoever in respect thereof or be under any liability whatsoever (including, without limitation, any obligation or liability with respect to the payment of premiums, calls, assessments or any other sums at any time due and owing in respect of the Insurances) in the event of any failure by the Assignor to perform such obligations.

SECTION 6. Power of Attorney. The Assignor does hereby irrevocably appoint and constitute the Assignee as the Assignor’s true and lawful attorney-in-fact with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys assigned hereby, to endorse any checks or other instruments or orders in connection therewith, to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable and otherwise to do any and all things which the Assignor itself could do in relation to the Assigned Property. Anything in this Section 6 to the contrary notwithstanding, (a) the Assignee agrees that it will not exercise any rights under the power of attorney provided for in this Section 6 unless an Event of Default shall have occurred and be continuing, and (b) the parties agree that the grant of the power of attorney set forth in this Section 6 shall not be deemed to create an obligation on the part of the Assignee to take any one or more of the actions described herein.

SECTION 7. UCC Filings. The Assignor does hereby authorize the Assignee to do all things the Assignee may deem to be necessary or advisable in order to perfect or maintain the security interest granted by this Assignment including, but not limited to, filing any and all Uniform Commercial Code financing statements or renewals thereof in any applicable jurisdictions. For the avoidance of doubt, nothing herein shall require the Assignee to file any such financing statements or any continuation statements, or be responsible for maintaining the security interests purported to be created by this Assignment (except for the safe custody of any Assigned Property in its possession and the accounting for moneys actually received by it under this Assignment) and such responsibility shall be solely that of the Assignor.

SECTION 8. Application of Proceeds. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of the Credit Agreement.

SECTION 9. Miscellaneous.

9.1 Further Assurances. The Assignor agrees that if this Assignment shall at any time be insufficient in whole or in part to create a valid security interest in the Assigned Property, it shall execute or cause to be executed such other documents or deliver or cause to be delivered such further assurances as may be necessary in order to create a valid security interest in the Assigned Property.

9.2 Remedies Cumulative and Not Exclusive; No Waiver. No failure on the part of the Assignee or any other Secured Creditor to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Secured Obligations. The rights and remedies of the Assignee provided herein and in the other Credit Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

9.3 Successors and Assigns. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee and its successors and assigns.

9.4 Waiver; Amendment. No amendment, modification or waiver of any provision of this Assignment, and no consent to any departure by the Assignor herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Section 13.12 of the Credit Agreement.

9.5 Invalidity. Any provision of this Assignment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof or thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

9.6 Notices. All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party at:

If to the Assignor:

Pacific Drilling VIII Limited
c/o Pacific Drilling Services, Inc.
11700 Katy Freeway, Suite 175
Houston, Texas 77079
Attention: VP General Counsel
Facsimile: (832) 201-9883

If to the Assignee:

Citibank, N.A.,
1615 Brett Road, Ops III
New Castle, DE 19720
Attention: Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

9.7 Electronic Delivery. Delivery of an executed copy of this Assignment by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy. In the event that the Assignor delivers an executed copy of this Assignment by facsimile or electronic transmission, the Assignor shall also deliver an originally executed copy as soon as practicable, but the failure of the Assignor to deliver an originally executed copy of this Assignment shall not affect the validity or effectiveness of this Assignment.

9.8 References. References herein to Sections and Exhibits are to be construed as references to sections of, and exhibits to, this Assignment, unless the context otherwise requires.

9.9 Headings. In this Assignment, Section headings are inserted for convenience of reference only and shall not be taken into account in the interpretation of this Assignment.

9.10 Termination. Upon the termination of the Total Commitment and payment in full of all Secured Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made), the continuing security interest granted hereby shall terminate and all rights to the Assigned Property shall revert to the Assignor. Upon any such termination, the Assignee will, at the Assignor’s sole expense, execute and deliver to the Assignor such documents as the Assignor shall reasonably request to evidence such termination.

9.11 Discretion of the Assignee. Notwithstanding anything else to the contrary herein, the Assignee shall not have any duty to take any discretionary action or exercise any discretionary powers; provided, however, that if the taking or exercise of any such discretionary action could reasonably be expected to expose the Assignee to any loss, liability or expense, the Assignee shall have received, upon request therefor, indemnity or security (or both) satisfactory to it against such loss, liability or expense that might be incurred in connection therewith. Whenever reference is made herein to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Assignee or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Assignee, it is understood that in all cases the Assignee shall have no duty and shall be fully justified in failing or refusing to take any such action.

9.12 Governing Law, Jurisdiction and Waivers.

(a) THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS ASSIGNMENT, ASSIGNOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. ASSIGNOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR. ASSIGNOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 9.6 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE ASSIGNEE OR ANY OF THE

SECURED CREDITORS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ASSIGNOR IN ANY OTHER JURISDICTION.
(b) ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN SECTION 9.12(a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
[Signature page follows]

IN WITNESS WHEREOF, the Assignor has caused this Assignment to be executed and delivered as of the day and year first above written.

PACIFIC DRILLING VIII LIMITED, as Assignor

By:
Name:
Title:

Acknowledged and Agreed to on the day and year first above written:

CITIBANK, N.A., as Collateral Agent as Assignee

By:
Name:
Title:

EXHIBIT 1

FORM OF LOSS PAYABLE CLAUSE

Hull and Machinery (Marine and War Risks)

Loss with respect to [Liberian] registered drillship PACIFIC ZONDA (the “Collateral Rig”), Official No. [_____], if any, shall be payable to the order of CITIBANK, N.A., as the Collateral Agent for itself and certain other Secured Creditors (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), to such account and/or bank as the Collateral Agent may notify to the Insurer from time to time in writing.

A payment to the Collateral Agent in accordance with this loss payable clause, to the extent of that payment, shall discharge the liability of the insurer to pay the owner of the Collateral Rig or any other claimant insured party.

EXHIBIT 2

FORM OF LOSS PAYABLE CLAUSE

Loss of Hire

Loss, if any, shall be payable to the order of CITIBANK, N.A., as the Collateral Agent for itself and certain other Secured Creditors (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), for distribution by the Collateral Agent to itself and to [PACIFIC DRILLING VIII LIMITED] (the “Owner”), as their respective interests may appear, or order, except that, unless underwriters have been otherwise instructed by notice in writing from the Collateral Agent, the underwriters may pay the proceeds of such insurance directly to the Owner.

A payment to the Collateral Agent in accordance with this loss payable clause, to the extent of that payment, shall discharge the liability of the insurer to pay the Owner or any other claimant insured party.

EXHIBIT 3

FORM OF NOTICE OF ASSIGNMENT OF INSURANCE PROCEEDS

TO:

TAKE NOTICE:

(a)    that by an Assignment of Insurance Proceeds dated as of [________ __, 20__] (as amended, restated, supplemented or otherwise modified to date, the “Assignment of Insurance Proceeds”) made by [PACIFIC DRILLING VIII LIMITED] (the “Assignor”, “we” or “us”), to CITIBANK, N.A., as the collateral agent (the “Collateral Agent”) for the Secured Creditors (as defined in the Credit Agreement referred to in the Assignment of Insurance Proceeds) (in such capacity, together with its successors and assigns in such capacity, the “Assignee”), a copy of which is attached hereto, we have assigned to the Assignee, inter alia, all our right, title and interest in, to and under all monies payable to us under or in connection with policies and contracts of insurance from time to time taken out by or on behalf of the Assignor in respect of the [Liberian] flag vessel PACIFIC ZONDA, Official No. [_____] or its operations including but not limited to (i) hull and machinery (including increased value insurance and war risk insurance) and (ii) loss of hire but excluding Protection and Indemnity insurance, whether heretofore, now or hereafter effected, and all renewals or replacements for same, (iii) all claims, returns of premium or other amounts and other moneys due and to become due under or in respect of such insurances and (iv) all proceeds of any of the forgoing (collectively, the “Insurances”).

(b)
that you are hereby irrevocably authorized and instructed to pay as from the date hereof all payments under all Insurances in accordance with the loss payable clause attached hereto as Exhibit 1 or Exhibit 2, as applicable, of the Assignment of Insurance Proceeds; and

(c)	that you are hereby requested and instructed to endorse the assignment, notice of which is given to you herein, on all policies or entries in respect of the Insurances.

DATED: [________ __, 20__]

[Signature Page Follows]

PACIFIC DRILLING VIII LIMITED, as Owner

By:
Name:
Title:

EXHIBIT G TO CREDIT AGREEMENT

FORM OF ASSIGNMENT OF EARNINGS

given by

[PACIFIC DRILLING VIII LIMITED],

as the Assignor

in favor of

CITIBANK, N.A.,

as the Assignee

_________- __, 20[ ]

PACIFIC ZONDA

THIS ASSIGNMENT OF EARNINGS (as amended, restated, supplemented or otherwise modified from time to time, this “Assignment”), dated as of __________ __, 20[ ], is made by [PACIFIC DRILLING VIII LIMITED], a company incorporated and existing under the laws of the [British Virgin Islands] Appropriate modifications to be made throughout if the Pacific Zonda will be flagged in an Approved Flag State other than the Republic of Liberia or owned by an entity other than Pacific Drilling VIII Limited or if the Assignor will be organized in a jurisdiction other than the British Virgin Islands. Appropriate revisions to be made throughout if the Assignor is an Internal Charterer. (the “Assignor”), in favor of CITIBANK, N.A., as collateral agent (the “Collateral Agent”) for the Secured Creditors (as defined in the Credit Agreement referred to below) (together with its successors and assigns in such capacity, the “Assignee”).
W I T N E S S E T H T H A T :
WHEREAS:
(A)     The Assignor is the sole owner of the whole of the [Liberian] registered drillship PACIFIC ZONDA (the “Collateral Rig”), Official No. [______] Revise as necessary for an Internal Charterer.;
(B)     The Assignor has entered into a Subsidiary Guaranty, as described in the Credit Agreement, whereby the Assignor has guaranteed (i) the obligations of Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”) under and in connection with that certain Credit Agreement dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Company, as borrower, CITIBANK, N.A., as administrative agent, and the banks and financial institutions therein named as lenders and (ii) the obligations of the other Subsidiary Guarantors under Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements entered into or to be entered into by the Subsidiary Guarantors;

(C)     This Assignment is given as security for all of the Secured Obligations (as defined in the Credit Agreement) under the Credit Documents (as defined in the Credit Agreement).
NOW, THEREFORE, in consideration of the premises and of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by the Assignor, the Assignor hereby agrees as follows:
SECTION 1. Defined Terms. Except as otherwise defined herein, capitalized terms defined in the Credit Agreement shall have the same meanings when used herein.

“Excluded Collateral” has the meaning ascribed thereto in the U.S. Security Agreement.

SECTION 2. Grant of Security. As collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations, the Assignor, as legal and beneficial owner, does hereby assign, transfer and set over unto the Assignee, for the ratable benefit of the Secured Creditors, and does hereby grant the Assignee, for the ratable benefit of the Secured Creditors, a continuing security interest in, all of the Assignor’s right, title and interest in, to and under the following (collectively, the “Assigned Property”): (i) all Earnings and (ii) all proceeds of Earnings; provided, however, that notwithstanding anything to the contrary contained in this Section 2, the security interest created by this Assignment shall not extend to, and the term “Assigned Property” shall not include, any Excluded Collateral.
SECTION 3. Notice of Assignment. Within ten (10) Business Days of the date of this Assignment, in connection with any existing Drilling Contract, and promptly upon its entry into any new Drilling Contract, the Assignor shall give notice, substantially in the form attached hereto as Exhibit 1, of this Assignment to the counterparty to such Drilling Contract.

SECTION 4. Performance under Drilling Contracts; No Duty of Inquiry. The Assignor hereby covenants and undertakes that, notwithstanding the assignment herein contained, it shall punctually perform all its obligations under all Drilling Contracts, to which it is a party. It is hereby expressly agreed that, anything contained herein to the contrary notwithstanding, the Assignor shall remain liable under all Drilling Contracts to which it is a party and shall perform its obligations thereunder, and the Assignee shall have no obligation or liability under any such Drilling Contract by reason of or arising out of the assignment contained herein, nor shall the Assignee be required to assume or be obligated in any manner to perform or fulfill any obligation of the Assignor under or pursuant to any such Drilling Contract or to make any payment or make any inquiry as to the nature or sufficiency of any payment received by the Assignee, or to present or file any claim or to take any other action to collect or enforce the payment of any amounts which may have been assigned to it or to which it may be entitled hereunder or pursuant hereto at any time or times.

SECTION 5. Power of Attorney. The Assignor does hereby irrevocably appoint and constitute the Assignee as the Assignor’s true and lawful attorney-in-fact with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys assigned hereby, to endorse any checks or other instruments or orders in connection therewith, to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable and otherwise to do any and all things which the Assignor itself could do in relation to the Assigned Property. Anything in this Section 5 to the contrary notwithstanding, (a) the Assignee agrees that it will not exercise any rights under the power of attorney provided for in this Section 5 unless an Event of Default shall have occurred and be continuing, and (b) the parties agree that the grant of the power of attorney set forth in this Section 5 shall not be deemed to create an obligation on the part of the Assignee to take any one or more of the actions described herein.

SECTION 6. UCC Filings. The Assignor does hereby authorize the Assignee to do all things the Assignee may deem to be necessary or advisable in order to perfect or maintain the security interest granted by this Assignment including, but not limited to, filing any and all Uniform Commercial Code financing statements or renewals thereof in any applicable jurisdictions. For the avoidance of doubt, nothing herein shall require the Assignee to file any such financing statements or any continuation statements, or be responsible for maintaining the security interests purported to be created by this Assignment (except for the safe custody of any Assigned Property in its possession and the accounting for moneys actually received by it under this Assignment) and such responsibility shall be solely that of the Assignor.

SECTION 7. Application of Proceeds. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of the Credit Agreement.

SECTION 8.    Earnings Account. The Assignor shall procure that all Earnings are promptly credited to an Earnings Account.

SECTION 9.     Miscellaneous.
9.1    Further Assurances. The Assignor agrees that if this Assignment shall at any time be insufficient in whole or in part to create a valid security interest in the Assigned Property, it shall execute or cause to be executed such other documents or deliver or cause to be delivered such further assurances as may be necessary in order to create a valid security interest in the Assigned Property.
9.2     Remedies Cumulative and Not Exclusive; No Waiver. No failure on the part of the Assignee or any other Secured Creditor to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Secured Obligations. The rights and remedies of the Assignee provided herein and in the other Credit Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

9.3     Successors and Assigns. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee, its respective successors and assigns.

9.4     Waiver; Amendment. No amendment, modification or waiver of any provision of this Assignment, and no consent to any departure by the Assignor herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Section 13.12 of the Credit Agreement.

9.5     Invalidity. Any provision of this Assignment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof or thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

9.6     Notices. All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient); provided, however, that notices and other communications to the Assignee shall not be effective until received by the Assignee. All notices and other communications shall be in writing and addressed to such party at:

(a) in the case of the Assignor:

Pacific Drilling VIII Limited
c/o Pacific Drilling Services, Inc.
11700 Katy Freeway, Suite 175
Houston, Texas 77079
Attention: VP General Counsel
Facsimile: (832) 201-9883

(b) in the case of the Assignee:

Citibank, N.A.,
1615 Brett Road, Ops III
New Castle, DE 19720
Attention: Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

9.7     Electronic Delivery. Delivery of an executed copy of this Assignment by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy. In the event that the Assignor delivers an executed copy of this Assignment by facsimile or electronic transmission, the Assignor shall also deliver an originally executed copy as soon as practicable, but the failure of the Assignor to deliver an originally executed copy of this Assignment shall not affect the validity or effectiveness of this Assignment.

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

9.8     References. References herein to Sections and Exhibits are to be construed as references to sections of, and exhibits to, this Assignment, unless the context otherwise requires.

9.9     Headings. In this Assignment, Section headings are inserted for convenience of reference only and shall not be taken into account in the interpretation of this Assignment.
9.10      Termination. Upon the termination of the Total Commitment and payment in full of all Secured Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made), the continuing security interest granted hereby shall terminate and all rights to the Assigned Property shall revert to the Assignor. Upon any such termination, the Assignee will, at the Assignor’s sole expense, execute and deliver to the Assignor such documents as the Assignor shall reasonably request to evidence such termination.
9.11     Discretion of the Assignee. Notwithstanding anything else to the contrary herein, the Assignee shall not have any duty to take any discretionary action or exercise any discretionary powers; provided, however, that if the taking or exercise of any such discretionary action could reasonably be expected to expose the Assignee to any loss, liability or expense, the Assignee shall have received, upon request therefor, indemnity or security (or both) satisfactory to it against such loss, liability or expense that might be incurred in connection therewith. Whenever reference is made herein to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Assignee or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Assignee, it is understood that in all cases the Assignee shall have no duty and shall be fully justified in failing or refusing to take any such action.

SECTION 10.     Governing Law, Jurisdiction and Waivers.
10.1 Governing Law. THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS ASSIGNMENT, ASSIGNOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. ASSIGNOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR. ASSIGNOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 9.6 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE ASSIGNEE OR ANY OF THE SECURED CREDITORS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ASSIGNOR IN ANY OTHER JURISDICTION.
10.2 ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN SECTION 10.1 ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
10.3    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature page follows]

IN WITNESS WHEREOF, the Assignor has caused this Assignment to be executed and delivered as of the day and year first above written.

PACIFIC DRILLING VIII LIMITED, as Assignor

By:
Name:
Title:

Acknowledged and Agreed to on the day and year first above written:

CITIBANK, N.A., as Collateral Agent as Assignee

By:
Name:
Title:

FORM OF EARNINGS ASSIGNMENT NOTICE

TO: [Counterparty to Drilling Contract]

TAKE NOTICE:

(a) that by an Assignment of Earnings dated as of [________ __, 20__] (the “Assignment”) made by us to CITIBANK, N.A., as the Collateral Agent (as defined in the Assignment) for the Secured Creditors (as defined in the Assignment) (together with its successors and assigns in such capacity, the “Assignee”), we, [the owner of the [Liberian] flag registered drillship PACIFIC ZONDA (the “Collateral Rig”), Official No. [________]]Revise language as necessary for an Internal Charterer., have assigned to the Assignee a security interest in all our right, title and interest in and to:

(i)
all freight, hire and passage moneys due or to become due to the Assignor as a consequence of the operation of the Collateral Rig, including without limitation payments of any nature under any present or future charterparty, pool agreement or drilling contract in respect of the Collateral Rig or other contract for use of the Collateral Rig;

(ii)
any claim under any guarantee in respect of any charterparty, pool agreement or drilling contract or contract in respect of the Collateral Rig or other contract for use of the Collateral Rig or otherwise related to freight, hire or passage moneys payable to the Assignor as a consequence of the operation of the Collateral Rig;

(iii)	any compensation payable to the Assignor in the event of any requisition of the Collateral Rig;

(iv)	all remuneration for salvage, towage and other services performed by the Collateral Rig and payable to the Assignor;

(v)	all demurrage and retention money receivable by the Assignor in relation to the Collateral Rig;

(vi)	all moneys which are at any time payable under the insurances in respect of loss of the items described in clauses (i) - (v) above or (vii) - (ix) below;

(vii)
if and whenever the Collateral Rig is employed on terms whereby any moneys falling within (i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Collateral Rig;

(viii)	any other money whatsoever due or to become due to the Assignor in relation to the operation of the Collateral Rig; and

(ix)	all proceeds of the foregoing; and

Revise language as necessary for an Internal Charterer.

(b) that you are hereby irrevocably authorized and instructed to pay as from the date hereof all of such aforesaid moneys as follows (or to such other account as the Assignee may direct from time to time):

Bank Name: [        ]

Address: [        ]

Account Name: [        ]

Account Number: [        ]

ABA/Routing: [        ]

Swift: [        ]

DATED: [________ __, 20__]

PACIFIC DRILLING VIII LIMITED, as Assignor

By:
Name:
Title:

EXHIBIT H TO CREDIT AGREEMENT

FORM OF ASSIGNMENT OF MANAGEMENT AGREEMENT

PACIFIC ZONDA

By this Assignment of Management Agreement, dated as of _______ __, 20__ (as amended, restated, supplemented or otherwise modified from time to time, the “Assignment”), [PACIFIC DRILLING VIII LIMITED]1, a company incorporated and existing under the laws of the [British Virgin Islands] (the “Assignor”), in consideration of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt of which is hereby acknowledged, has sold, assigned, transferred and set over, and does hereby sell, assign, transfer and set over unto CITIBANK, N.A., as collateral agent (the “Collateral Agent”) for the Secured Creditors (together with its successors and assigns in such capacity, the “Assignee”), in accordance with the terms of that certain Credit Agreement dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”), as borrower, CITIBANK, N.A., as administrative agent, and the banks and financial institutions therein named as lenders, pursuant to which the Assignor has guaranteed the Company's obligations under the Credit Agreement and the obligations of the other Subsidiary Guarantors under Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements entered into or to be entered into by the Subsidiary Guarantors, in accordance with a Subsidiary Guaranty, as security for all of the Secured Obligations under the Credit Documents, and unto the Assignee's successors and assigns, to its and its successors' and assigns' own proper use and benefit, in favor of the Assignee, all the right, title and interest of the Assignor in and to the [Ship Management Agreement] dated as of [__________ ___, 20__] between the Assignor, as “Owner,” and [______________], a [______________] as vessel manager (the “Approved Manager”), with respect to the [Liberian] flag vessel PACIFIC ZONDA (the “Collateral Rig”), as such management agreement may heretofore or hereafter be amended, amended and restated, or extended or renewed from time to time (the “Management Agreement”) in accordance with Section 2 hereof. The rights assigned hereby include without limitation, (i) the Assignor's right to receive all moneys due and to become due under the Management Agreement, all claims for damages arising out of the breach thereof and the right of the Assignor to terminate the Management Agreement, to perform thereunder and to compel performance of the terms thereof; and (ii) all claims for other proceeds in respect of the Management Agreement.

It is agreed by the parties hereto as follows:

1.Except as otherwise defined herein, capitalized terms defined in the Credit Agreement shall have the same meanings when used herein.

2.It is expressly agreed that notwithstanding anything herein contained to the contrary, (i) the Assignor shall remain liable under the Management Agreement to perform all the obligations assumed by it thereunder, (ii) if an Event of Default shall have occurred and be continuing, the obligations of the Assignor under the Management Agreement may be performed by the Assignee or its nominee or other designee without releasing the Assignor therefrom, (iii) the Assignee shall have no obligation or liability under the Management Agreement by reason of, or arising out of, this Assignment and shall not be obligated to perform any of the obligations of the Assignor under the Management Agreement, or to make any payment thereunder or to make any inquiry of the sufficiency of any payment received by it, or to present or file any claim or to take any other action to collect or enforce any payment assigned hereunder, (iv) the Assignee shall not be obligated to bring, appear in or defend any action, suit or proceeding respecting this Assignment or the Management Agreement, and (v) the Assignor shall provide the Assignee with a copy of any amendment to the Management Agreement in due course.

[1]
Appropriate modifications to be made throughout if the Pacific Zonda will be flagged in an Approved Flag State other than the Republic of Liberia or owned by an entity other than Pacific Drilling VIII Limited or if the Assignor will be organized in a jurisdiction other than the British Virgin Islands.

3.    The Assignor represents and warrants that (i) it shall appoint only the Company or any direct or indirect Restricted Subsidiary of the Company controlled by the Company or any of its Restricted Subsidiaries as manager of the Collateral Rig and shall give notice of this Assignment, substantially in the form of Exhibit A hereto to the Approved Manager and it shall cause the Approved Manager to provide consent to this Assignment substantially in the form of Exhibit B hereto; (ii) the copy of the Management Agreement delivered to the Assignee together with this Assignment is true, correct and complete, (iii) the Approved Manager has no claims against the Assignor under the Management Agreement as of the date hereof, and (iv) there is not now in effect any assignment or pledge of, and hereby covenants that it will not assign, pledge, or suffer to exist any Lien, charge, security interest, or encumbrance, or any other type of preferential arrangement, upon or with respect to, so long as this Assignment shall remain in effect, the whole or any part of the rights hereby assigned, to anyone other than the Assignee, its successors or assigns, other than Permitted Liens.

4    The Assignor does hereby appoint the Assignee as such Assignor's true and lawful attorney, irrevocably, with full power (in the name of such Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for money due and to become due under, or arising out of, the Management Agreement or otherwise assigned hereunder, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings in connection therewith. The Assignee agrees not to exercise its powers as attorney-in-fact unless an Event of Default shall have occurred and be continuing. If an Event of Default shall have occurred and be continuing, the Assignee may take or refrain from taking any action hereunder that it believes advisable in its sole discretion. Notwithstanding the power of attorney contained herein, the Assignor shall remain fully liable to perform all of its obligations under the Management Agreement.

5.    The Assignor further agrees that (i) if the Assignee advises that an Event of Default shall have occurred and be continuing, the Assignee shall have the right to terminate the Management Agreement, as the Assignee determines in its sole discretion, upon no fewer than three (3) Business Days prior written notice to the Assignor and the Approved Manager setting forth the effective date of such termination, without such termination giving rise to any claim by the Approved Manager under the Management Agreement or hereunder, other than for services already rendered by the Approved Manager as of the effective date of such termination, (ii) any claim, Lien or security interest arising in favor of the Approved Manager under the Management Agreement against the Collateral Rig or the Assignor shall be subject and subordinate in all respects to the Lien of the Collateral Rig Mortgage and of any other Security Document in favor of the Assignee, (iii) at the sole option of the Assignee, if the Assignee commences a foreclosure under the Collateral Rig Mortgage or enforcement against any other Collateral, the Assignee shall have the right to terminate the Management Agreement with respect to such Collateral Rig and such Lien and divest the Approved Manager and its sub-managers of all right, title and interest in and to, and Liens or claim against, such Collateral Rig, and (iv) it will advise the Assignee promptly in writing of any outstanding claims that the Approved Manager has against the Collateral Rig or any other Collateral.

6.    Notwithstanding anything to the contrary, so long as no Event of Default shall have occurred and be continuing, the Assignor shall be entitled to receive, deposit in the Earnings Account, and retain in accordance with the terms of the Assignment of Earnings any and all moneys otherwise assigned hereunder. If an Event of Default shall have occurred and be continuing, at the request of the Assignee, the Assignor shall specifically authorize and direct the Approved Manager or other obligor to make payment of all of the moneys hereby assigned directly to the Assignee at such place as the Assignee may require, and shall deliver to the Assignee the written acknowledgment of the Approved Manager or other obligor of such instructions.

7.    The Assignor agrees that at any time and from time to time, upon the written request of the Assignee, the Assignor will promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may reasonably request or as shall be necessary for the Assignee to obtain the full benefits of this Assignment and of the rights and powers herein granted or to perfect the interests assigned to the Assignee hereunder, including, without limitation, the execution and delivery of such notices and Uniform Commercial Code financing and continuation statements and the filing thereof in such jurisdictions as shall be appropriate. To the extent permitted by applicable law, the Assignor hereby authorizes the Assignee to execute and file any such financing or continuation statements without necessity of the signature of the Assignor.

8.    All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of the Credit Agreement.

9.    No failure on the part of the Assignee or any other Secured Creditor to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Secured Obligations. The rights and remedies of the Assignee provided herein and in the other Credit Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

10.    This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee and its respective successors and assigns.

11.    Upon the termination of the Total Commitment and payment in full of all Secured Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made), the Assignee will at the request and cost of the Assignor, promptly reassign the Management Agreement and its interest in and all other rights assigned to the Assignee hereunder to the Assignor or as the Assignor shall direct, without any representation, warranty or recourse by or to the Assignee.

12.    All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient); provided, however, that notices and other communications to the Assignee shall not be effective until received by the Assignee. All notices and other communications shall be in writing and addressed to such party at:

(a) in the case of the Assignor:

Pacific Drilling VIII Limited
c/o Pacific Drilling Services, Inc.
11700 Katy Freeway, Suite 175
Houston, Texas 77079
Attention: VP General Counsel
Facsimile: (832) 201-9883

(b) in the case of the Assignee:

Citibank, N.A.,
1615 Brett Road, Ops III
New Castle, DE 19720
Attention: Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

13.	Governing Law, Jurisdiction and Waivers.
(a)    THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS ASSIGNMENT, ASSIGNOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. ASSIGNOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK

PERSONAL JURISDICTION OVER ASSIGNOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR. ASSIGNOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 12 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE ASSIGNEE OR ANY OF THE SECURED CREDITORS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ASSIGNOR IN ANY OTHER JURISDICTION.
(b)    ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN PARAGRAPH (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
14.    Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

15.    This Assignment, the other Credit Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof. This Assignment may not be altered or amended except by an agreement in writing signed by the Assignee and the Assignor.

16.    This Assignment, the Notice of Assignment of Management Agreement and the Approved Manager's Consent and Undertaking annexed hereto may be executed by each of the Assignee, the Assignor and the Approved Manager in separate counterparts without in any way adversely affecting the validity hereof or of said Notice of Assignment of Management Agreement or said Approved Manager's Consent and Undertaking.

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IN WITNESS WHEREOF, the Assignor has caused this Assignment of Management Agreement to be duly executed as of the day and year first above written.

PACIFIC DRILLING VIII LIMITED, as Assignor

By:
Name:
Title:

Accepted and Agreed:

CITIBANK, N.A., as Collateral Agent, as Assignee

By:
Name:
Title:

FORM OF NOTICE OF ASSIGNMENT OF MANAGEMENT AGREEMENT

Date: [__________ ___, 20__]

To: [_________________________]

The undersigned refers to the [Ship Management Agreement dated as of __________ ___, 20__], (the “Management Agreement”), made between the undersigned (the “Assignor”) and [__________] (the “Approved Manager”), by which the undersigned agreed to hire you as [commercial and] technical manager for, and you agreed to provide [commercial and] technical management of, the PACIFIC ZONDA (the “Collateral Rig”) for the period and on the terms and conditions set out in the Management Agreement. Reference is also made to that certain Credit Agreement dated as of October__, 2014 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”), as borrower, CITIBANK, N.A., as administrative agent, and the banks and financial institutions therein named as lenders, the related Subsidiary Guaranty and the other Credit Documents (as each is defined in the Assignment (defined below).

We hereby give you notice of the following, and you by your execution and delivery of the Approved Manager's Consent and Undertaking hereby agree to the following:

1.
By an assignment dated as of the date hereof (the “Assignment”; the defined terms used herein and not otherwise defined shall be used herein as therein defined), to which this notice is attached, made between us and the Assignee referred to therein, we have sold, assigned, transferred and set over unto the Assignee, as security for all of the Secured Obligations under the Credit Documents, all our right, title and interest in and to the Management Agreement and in and to all moneys and claims for moneys due and to become due to us thereunder (all as more fully described in the Assignment).

2.
You are hereby irrevocably authorized and instructed that if the Assignee advises that an Event of Default shall have occurred and be continuing, upon your receipt of written notice from the Assignee, to pay all moneys payable by you under the Management Agreement to such place as the Assignee may from time to time direct.

3.
The undersigned shall remain liable to perform all its obligations under the Management Agreement, and the Assignee shall not be under any obligation under the Management Agreement, but should the Assignee exercise its right to perform, or cause performance by its nominee or designee of, any of our obligations under the Management Agreement, you agree, without thereby releasing the undersigned from our obligations under the Management Agreement, to accept such performance.

4.
You consent to the Assignment, and agree if the Assignee advises that an Event of Default shall have occurred and be continuing that, upon receipt of written notice from the Assignee, you will make payment of all moneys due and to become due under the Management Agreement, as the Assignee shall direct in its sole discretion, without setoff or deduction for any claim not arising under the Management Agreement or any other management agreement entered into with you in relation to the Collateral Rig (the “Managed Vessel”), direct to such account specified by the Assignee at such address as the Assignee shall request in writing until receipt of written notice from the Assignee that all obligations of the Assignor to it have been paid in full. You agree that you shall not seek the recovery of any payment actually made by you to the Assignee pursuant to the Approved Manager's Consent and Undertaking once such payment has been made. You hereby waive the right to assert against the Assignee, as assignee of the Assignor, any claim, defense, counterclaim or setoff other than a claim, defense, counterclaim or set-off that you could assert against the Assignor under the Management Agreement or any other management agreement entered into with you in relation to the Managed Vessel. This provision shall not be construed to relieve the Assignor of any liability to the Approved Manager.

5.
You agree if the Assignee advises that an Event of Default shall have occurred and be continuing that the Assignee shall be entitled to exercise any and all rights and remedies of the Assignor under the Management Agreement in accordance with the terms of the Assignment and you shall comply in all respects with such exercise. You agree that any claim, Lien or security interest that you may have against the Collateral Rig or Assignor shall be subject and subordinate in all respects to the Lien of the Collateral Rig Mortgage on such Collateral Rig or other Collateral in favor of the Assignee, and, at the option of the Assignee, foreclosure under the Collateral Rig Mortgage or enforcement against other Collateral shall terminate the Management Agreement and such Liens and divest you and your sub-managers of all right, title and interest in and to the Collateral Rig. You agree that each sub-management agreement respecting the Collateral Rig made between you and any Affiliate (as defined in the Credit Agreement) of the undersigned shall be explicitly made subordinate in all respects to the Lien of the Collateral Rig Mortgage.

By your Approved Manager's Consent and Undertaking, you further agree that if the Assignee advises that an Event of Default shall have occurred and be continuing, the Assignee shall have the right to terminate the Management Agreement, as the Assignee determines in its sole discretion, upon no fewer than three (3) Business Days prior written notice to the Assignor and to you as the Approved Manager setting forth the effective date of such termination, without such termination giving rise to any claim by you as Approved Manager, other than for services already rendered by you as Approved Manager as of the effective date of such termination.

6.
You covenant and agree with the Assignee that you will (x) clearly record on your books and records notations of the Assignment, and (y) provide the Assignee with a copy of any amendment to the Management Agreement in due course.

7.	Your Approved Manager's Consent and Undertaking, and your agreements therein contained, are for the benefit of the Assignee and shall be enforceable by the Assignee.

8.	This Notice of Assignment of Management Agreement shall terminate, and be of no further force and effect, upon the termination of the Assignment (as notified to you by the Assignee).

The authorizations and instructions by us in this Notice of Assignment of Management Agreement cannot be revoked or varied by us without the Assignee's prior written consent.

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PACIFIC DRILLING VIII LIMITED, as Assignor

By:
Name:
Title:

FORM OF APPROVED MANAGER'S CONSENT AND UNDERTAKING

Date: [__________ ___, 20__]

To: CITIBANK, N.A., as Collateral Agent

We refer to (a) the [Ship Management Agreement dated as of [__________ ___, 20__] (the “Management Agreement”), between us, [__________] (the “Approved Manager”), and [PACIFIC DRILLING VIII LIMITED] (the “Assignor”), and (b) the Assignment of Management Agreement dated as of [____________ __, 20__] (the “Assignment”), made between the Assignor and CITIBANK, N.A., as the Collateral Agent for the Secured Creditors (the “Assignee”) under the Credit Agreement. Capitalized terms used herein and not otherwise defined herein are used as defined in, or by reference in, the Assignment.

In consideration of your agreeing to the execution and delivery of the Management Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, we hereby agree with you as follows:

1.
We agree to the terms set out in the Assignment, and consent to, and agree to be bound by, such Assignment. Without limitation, we agree that if you as Assignee notify us that an Event of Default shall have occurred and be continuing, we will accept performance of the Management Agreement (solely at your option) from you or your nominee or designee, as long as such performance is made in accordance with the terms of the Management Agreement.

2.
If the Assignee shall advise us that an Event of Default shall have occurred and be continuing, we covenant and agree with the Assignee that the Assignee shall have the right to terminate the Management Agreement, as the Assignee determines in its sole discretion, upon not fewer than three (3) Business Days prior written notice to the Assignor and to us setting forth the effective date of such termination, without such termination giving rise to any claim by us as Approved Manager, other than for services already rendered by us as Approved Manager as of the effective date of such termination.

3.
We agree that any claim, Lien or security interest arising in our favor under the Management Agreement against the Collateral Rig or the Assignor is subject and subordinate in all respects to the Lien of the Collateral Rig Mortgage and of any other Security Document in favor of the Assignee, and, at the sole option of the Assignee, foreclosure under the Collateral Rig Mortgage or enforcement against any other Collateral shall terminate the Management Agreement with respect to the Collateral Rig and such Liens in our favor and divest us and our sub-managers of all right, title and interest in and to the Collateral Rig. We agree that we will not commence arrest proceedings against the Collateral Rig.

4.
We will not enter into any sub-management agreement or contract out our obligations under any sub-management agreement to any person in such manner that relieves us of our obligations under the Management Agreement without assigning our rights under such sub-management agreement to the Assignee, such assignment to be substantially in the form of the Assignment of Management Agreement together with Notice and Approved Manager's Undertaking (provided, the provisions described in paragraphs 2 and 3 above shall not be included in any assignment of sub-management agreement or notice or manager's undertaking relating thereto unless the sub-manager is an Affiliate of the Assignor).

5.
We agree that (i) we will not commence any arbitration, suit or other proceeding against the Assignor under the Management Agreement without the prior written consent of the Assignee, which consent may be withheld in the Assignee's sole discretion, and (ii) if the Assignee notifies us that an Event of Default has occurred and is continuing, we will discontinue any such arbitration, suit or other proceeding.

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For and on behalf of

[ ], as Approved Manager

By:
Name:
Title:

EXHIBIT I TO CREDIT AGREEMENT

FORM OF ASSIGNMENT OF BAREBOAT CHARTER (INTERNAL CHARTER)

PACIFIC ZONDA

By this Assignment of Bareboat Charter, dated as of _________- __, 20[ ] (as amended, restated, supplemented or otherwise modified from time to time, the “Assignment”), the undersigned [PACIFIC DRILLING VIII LIMITED] Appropriate modifications to be made throughout if the Pacific Zonda will be flagged in an Approved Flag State other than the Republic of Liberia or owned by an entity other than Pacific Drilling VIII Limited or if the Assignor will be organized in a jurisdiction other than the British Virgin Islands. , a company incorporated and existing under the laws of the [British Virgin Islands] (the “Assignor”), in consideration of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt of which is hereby acknowledged, has sold, assigned, transferred and set over, and does hereby sell, assign, transfer and set over unto CITIBANK, N.A., as collateral agent (the “Collateral Agent”) for the Secured Creditors (together with its successors and assigns in such capacity, the “Assignee”), in accordance with the terms of that certain Credit Agreement dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”), as borrower, CITIBANK, N.A., as administrative agent (the “Administrative Agent”), and the banks and financial institutions therein named as lenders, pursuant to which the Assignor has guaranteed the Company's obligations under the Credit Agreement and the obligations of the other Subsidiary Guarantors under Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements entered into or to be entered into by the Subsidiary Guarantors, in accordance with a Subsidiary Guaranty, as security for all of the Secured Obligations under the Credit Documents, and unto the Assignee's successors and assigns, to its and its successors' and assigns' own proper use and benefit, and does hereby grant to the Assignee a security interest in all the right, title interest, claim and demand of the Assignor in and to:
(i) that certain [Bareboat Charter], dated as of [________, __, 20__] (as may be amended, extended, renewed or otherwise modified from time to time, the “Charter”), between the Assignor and [______________], a [______________] organized and existing under the laws of [______________], (the “Charterer”), with respect to the Assignor's [Liberian] flag vessel Pacific Zonda (Official No. [________]) (the “Collateral Rig”), including, without limitation, within such assignment, the right to receive all moneys due and to become due under the Charter and all rights arising out of the owner's lien on cargoes and subfreights thereunder, all claims for damages arising out of the breach thereof and the right of the Assignor to terminate the Charter, to perform thereunder and to compel performance of the terms thereof;

(ii) all moneys and claims for moneys due and to become due to the Assignor, and all claims for damages and all insurance and other proceeds in respect of, the actual or constructive loss of, or the requisition (whether of title or use), condemnation, sequestration, seizure, forfeiture or other taking of, the Collateral Rig; and

(iii) any proceeds of any of the foregoing and all interest and earnings from the investment of any of the foregoing and the proceeds thereof.

Capitalized terms used herein and not otherwise defined are used herein as defined in the Credit Agreement.

It is expressly agreed that anything herein contained to the contrary notwithstanding, (i) the Assignor shall remain liable under the Charter to perform all the obligations assumed by it thereunder, (ii) if an Event of Default shall have occurred and be continuing, the obligations of the Assignor under the Charter may be performed by the Assignee or its nominee or other assignee from the Assignee without releasing the Assignor therefrom, and (iii) the Assignee shall have no obligation or liability under the Charter by reason of, or arising out of, this Assignment and shall not be obligated to perform any of the obligations of the Assignor under the Charter, or to make any payment or any inquiry of the sufficiency of any payment received by it, or to present or file any claim or to take any other action to collect or enforce any payment assigned hereunder. The Assignor shall provide the Assignee with a copy of any amendment to the Charter in due course.

The Assignor does hereby constitute the Assignee as the Assignor's true and lawful attorney-in-fact, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for money due and to become due under, or arising out of, the Charter or otherwise assigned hereunder, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings in connection therewith. The Assignee agrees to take any action permitted in the preceding sentence only if an Event of Default shall have occurred and be continuing.

Notwithstanding anything to the contrary, so long as no Event of Default shall have occurred and be continuing, the Assignor shall be entitled to receive into the Earnings Account(s) and retain therein any and all moneys otherwise assigned hereunder. If an Event of Default shall have occurred and be continuing, at the request of the Assignee, the Assignor shall specifically authorize and direct the Charterer or other obligor to make payment of all of the moneys hereby assigned directly to the Assignee in accordance with instructions of the Assignee, and shall deliver to the Assignee the written acknowledgment of the Charterer or obligor of such instructions.

The Assignor hereby irrevocably authorizes the Assignee, at such Assignor's expense, to file, at any time and from time to time, such financing and continuation statements or papers of similar purpose or effect relating to this Assignment, without such Assignor's signature, as the Assignee at its option may deem appropriate, and hereby appoints the Assignee as such Assignor's attorney-in-fact to execute any such statement in such Assignor's name and to perform all other acts which the Assignee may deem appropriate to perfect and continue the security interests conferred hereby; provided, however, such right and assignment of power shall not constitute a duty of the Assignee, and the Assignor shall have the duty to file all necessary financing and continuation statements to perfect the security interest granted herein.

The Assignor does hereby represent and warrant that, to the best of its knowledge, the Charterer has no claims against the Assignor under the Charter as of the date hereof. The Assignor does hereby further represent and warrant that there is not now in effect any assignment or pledge of, and hereby covenants that the Assignor will not, so long as this instrument of Assignment shall remain in effect, assign, pledge, or suffer to exist any lien, charge, security interest, or encumbrance, or any other type of preferential arrangement, upon or with respect to the whole or any part of the rights hereby assigned, to anyone other than the Assignee, its successors or assigns, other than Permitted Liens.

Upon the termination of the Total Commitment and payment in full of all Secured Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made), the Assignee will at the request and cost of the Assignor, reassign the Charter and its interest in and all other rights assigned to the Assignee hereunder to the Assignor or as the Assignor shall direct, without any representation, warranty or recourse by or to the Assignee.

All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient); provided, however, that notices and other communications to the Assignee shall not be effective until received by the Assignee. All notices and other communications shall be in writing and addressed to such party at:

(a) in the case of the Assignor:

Pacific Drilling VIII Limited
c/o Pacific Drilling Services, Inc.
11700 Katy Freeway, Suite 175
Houston, Texas 77079
Attention: VP General Counsel
Facsimile: (832) 201-9883

(b) in the case of the Assignee:

Citibank, N.A.,
1615 Brett Road, Ops III
New Castle, DE 19720
Attention: Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS ASSIGNMENT, ASSIGNOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. ASSIGNOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR. ASSIGNOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES SET FORTH HEREIN, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE ASSIGNEE OR ANY OF THE SECURED CREDITORS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ASSIGNOR IN ANY OTHER JURISDICTION.
ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN THE IMMEDIATELY PRECEDING PARAGRAPH AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.
This Assignment, the other Credit Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof. This Assignment may not be altered or amended except by an agreement in writing signed by the Assignee and the Assignor.
This Assignment and the Agreement and Consent to Assignment annexed hereto may be executed by the Assignee, the Assignor and the Charterer under the Charter in separate counterparts without in any way adversely affecting the validity of said Agreement and Consent to Assignment. Prior to or simultaneously with entering into the Charter, the Assignor has caused the Charterer to execute and deliver to the Assignee such Agreement and Consent to Assignment.
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IN WITNESS WHEREOF, the Assignor has caused this instrument of Assignment to be duly executed as of the day and year first above written.

PACIFIC DRILLING VIII LIMITED, as Assignor

By:
Name:
Title:

The terms and conditions of
this Assignment are hereby

ACCEPTED BY:

CITIBANK, N.A., as Collateral Agent, as Assignee

By:
Name:
Title:

FORM OF NOTICE OF ASSIGNMENT OF BAREBOAT CHARTER

and

FORM OF AGREEMENT AND CONSENT TO ASSIGNMENT

Dated: [__________ ___, 20__]

To: [Charterer]

Re: PACIFIC ZONDA

We refer to the Bareboat Charter, dated as of [________ __, 20__] (the “Charter”), made between us, [PACIFIC DRILLING VIII LIMITED], (the “Assignor” or “we”), and you, [Charterer] (the “Charterer” or “you”), by which we agree to let, and you agree to take on charter the [Liberian] flag vessel PACIFIC ZONDA (the “Collateral Rig”) for the period and on the terms and conditions set out in the Charter.

We hereby give you notice of the following, and you by your execution and delivery of this Agreement and Consent to Assignment (this “Consent”) hereby agree to the following:

1.
By an assignment (the “Assignment”, the defined terms therein being used herein and not otherwise defined shall be used herein as therein defined), dated as of [________ __, 20__], (a copy of which is attached hereto) made between us and the Assignee referred to therein, we have sold, assigned, transferred and set over unto the Assignee all our right, title and interest in and to the Charter and in and to moneys and claims for moneys due and to become due to us under the Charter (all as more fully described in the Assignment).

2.	You are hereby irrevocably authorized and instructed to make all payments due by you in accordance with the terms of the Charter to [insert Earnings Account instructions].

3.
Upon your receipt of written notice from the Assignee that an Event of Default has occurred and is continuing, you are hereby irrevocably authorized and instructed to pay, and agree that you will make payment of, all such moneys payable by you under the Charter to such place as the Assignee may from time to time direct.

4.
We shall remain liable to perform all our obligations under the Charter and the Assignee shall not be under any obligation under the Charter, but should the Assignee exercise its right to perform, or cause performance by its nominee or designee of, our obligations under the Charter, you agree, without thereby releasing us from our obligations under the Charter, to accept such performance.

5.
You consent to the Assignment, and agree that you will make payment of all moneys due and to become due under the Charter, without setoff or deduction for any claim not arising under the Charter, direct to the account set forth in paragraph 2 hereof, and otherwise if the Assignee has given you a written notice that an Event of Default has occurred and is continuing, to such account specified by the Assignee at such address as the Assignee shall request the undersigned in writing, in each case until receipt of written notice from the Assignee that all obligations of the Assignor to it have been paid in full. You agree that you shall not seek the recovery of any payment actually made by you to the Assignee pursuant to this Consent once such payment has been made. You hereby waive the right to assert against the Assignee, as assignee of the Assignor, any claim, defense, counterclaim or setoff other than a claim, defense, counterclaim or setoff that you could assert against the Assignor under the Charter. These provisions shall not be construed to relieve the Assignor of any liability to the Charterer.

6.
You agree that if the Assignee gives you written notice that an Event of Default has occurred and is continuing, the Assignee shall be entitled to exercise any and all rights and remedies of the Assignor under the Charter in accordance with the terms of the Assignment, and you shall comply in all respects with such exercise.

7.
You agree that you will not, until the termination of the Assignment, acknowledge and consent to any other assignment by us of any of the whole or any part of our right, title and interest in and to the Charter and in and to moneys and claims for moneys due and to become due to us under the Charter without the written consent of the Assignee.

8.	You may rely on any written notice given by the Assignee to you as being properly given under the terms of the Assignment and this Consent, even if we notify you that such written notice is not validly given.

9.
You covenant and agree with the Assignee that you will (i) clearly record on your books and records notations of the Assignment, and (ii) provide the Assignee with a copy of any amendment to the Charter in due course.

10.	Your acknowledgement and consent hereunder, and your agreements herein contained, are for the benefit of the Assignee and shall be enforceable by the Assignee.

11.	This Consent shall terminate, and be of no further force and effect, at the earlier of the termination of (i) the Assignment (as notified to you by the Assignee) or (ii) the Charter.

The authorizations and instructions by us in this Consent cannot be revoked or varied by us without the Assignee's prior written consent.

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For and on behalf of

PACIFIC DRILLING VIII LIMITED, as Assignor

By:
Name:
Title:

Dated: _______ __, 20__

Dated: _______ __, 20__

To: [PACIFIC DRILLING VIII LIMITED], as Assignor

To: CITIBANK, N.A., as the Collateral Agent, as Assignee

In consideration of the Charter, and for other good and valuable consideration, the receipt of which is hereby acknowledged, we hereby agree to the terms set out above and hereby consent to, and agree to be bound by, the foregoing Agreement and Consent to Assignment.

For the benefit of the Assignee, the Charterer irrevocably waives and disclaims any lien that it may have on the Collateral Rig, howsoever and whensoever arising, and irrevocably agrees that any claim against the Collateral Rig that the Charterer may or could have is subject and subordinate always to the claims of the Assignee and the Lenders under any Credit Document including, but not limited to, the Mortgagee under the Collateral Rig Mortgage (as defined below) on the Collateral Rig,  provided further that the creation or enforcement by the Charterer of any maritime lien (other than Liens permitted under a Credit Document) on the Collateral Rig arising from or related to the Charter (or any other sub-charter or similar contract of or related to the Collateral Rig) is expressly prohibited. “Collateral Rig Mortgage” means that certain first preferred mortgage, dated [________ __, 20__] by the Assignor, as Owner in favor of the Assignee, as Collateral Agent, as Mortgagee over the Collateral Rig, as it may be amended, restated, supplemented or otherwise modified from time to time.

The undersigned confirms that the Charter has been duly executed by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

For and on behalf of

[CHARTERER]

By:
Name:
Title:

EXHIBIT J

FORM OF U.S. PLEDGE AND SECURITY AGREEMENT
made by
[Name of Each Grantor]
and
Each of the other Grantors (as defined herein)
in favor of
Citibank, N.A.,
as Collateral Agent
Dated as of
[ ], [ ]

ARTICLE I Definitions
Section 1.01 Definitions
Section 1.02 Other Definitional Provisions
Section 1.03 Rules of Interpretation
ARTICLE II Grant of Security Interest
Section 2.01 Grant of Security Interest
Section 2.02 Grantors Remain Liable
ARTICLE III Representations and Warranties
Section 3.01 Grantor Information
Section 3.02 Commercial Tort Claims
Section 3.03 Instruments and Chattel Paper
Section 3.04 No Investment Property
Section 3.05 Earnings Accounts
ARTICLE IV Covenants
Section 4.01 Maintenance of Perfected Security Interest; Further Assurances
Section 4.02 Changes in Locations, Name, Etc.
Section 4.03 Commercial Tort Claims
Section 4.04 Earnings Accounts
ARTICLE V Pledged Securities; Instruments
Section 5.01 Delivery of the Pledged Securities; Instruments.
Section 5.02 Representations, Warranties and Covenants Specific to Pledged Collateral and Instruments
Section 5.03 Certification.
Section 5.04 Registration in Nominee Name; Denominations
Section 5.05 Voting Rights; Dividends, etc.
ARTICLE VI Remedial Provisions
Section 6.01 Remedies.
Section 6.02 Application of Proceeds; Waiver; Deficiency
Section 6.03 Non-Judicial Enforcement
Section 6.04 U.S. Securities Act, etc.
Section 6.05 Registration, etc.
ARTICLE VII The Collateral Agent
Section 7.01 Collateral Agent’s Appointment as Attorney-in-Fact, Etc.
Section 7.02 Duty of Collateral Agent
Section 7.03 Authority of Collateral Agent
Section 7.04 Limitation on Duty of Collateral Agent in Respect of Collateral
Section 7.05 Indemnity and Expenses.
ARTICLE VIII Miscellaneous
Section 8.01 Additional Grantors
Section 8.02 Amendments; Waivers
Section 8.03 Notices, etc
Section 8.04 Continuing Security Interest; Successors and Assigns
Section 8.05 Survival; Reinstatement; Security Interest Absolute
Section 8.06 Counterparts; Integration; Effectiveness
Section 8.07 Severability
Section 8.08 Governing Law; Submission to Jurisdiction
Section 8.09 Headings
Section 8.10 Acknowledgments
Section 8.11 Releases, Termination.

Section 8.12 Acceptance
Section 8.13 General Limitation of Liability.
Section 8.14 Resignation or Removal of Collateral Agent
Section 8.15 Applicable Foreign Law
Section 8.16 U.S.A Patriot Act

SCHEDULES
Schedule 3.01
Schedule 3.02
Schedule 3.05
Schedule 5.02A
Schedule 5.02B

EXHIBITS
Exhibit A U.S. Pledge and Security Supplement

This U.S. PLEDGE AND SECURITY AGREEMENT dated as of [ ], [ ] (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is entered into by each of the undersigned grantors (each, a “Grantor” and, together with any other entity that becomes a grantor hereunder pursuant to Section 8.01 hereof, collectively, the “Grantors”) in favor of CITIBANK, N.A. (“Citibank”), as Collateral Agent (as defined below) for the Secured Creditors (as such term is defined in the Credit Agreement referred to below).
RECITALS
A.    Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (the “Company”), has entered into a Credit Agreement dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), with the lenders from time to time party thereto and Citibank, as administrative agent (in its capacity as the collateral agent, the “Collateral Agent”), providing for the making of loans to the Company in the aggregate principal amount of $500,000,000.
B.    The Subsidiary Guarantors have entered into, or may at any time and from time to time after the date hereof enter into, (i) one or more Interest Rate Protection Agreements and/or Other Hedging Agreements with one or more Other Creditors (with each such Interest Rate Protection Agreement and/or Other Hedging Agreement with an Other Creditor being herein called a “Secured Hedging Agreement”) or (ii) one or more Secured Cash Management Agreements.
C.    It is a requirement of the Credit Agreement, the Secured Hedging Agreements and the Secured Cash Management Agreements that the Grantors enter into this Agreement in order to grant to the Collateral Agent, for the ratable benefit of the Secured Creditors, a security interest in the Collateral (as hereinafter defined).
D.    Each Grantor will receive substantial, direct and indirect, benefits from the extension of credit to the Company under the Credit Agreement and the entering into by the Subsidiary Guarantors of the Secured Hedging Agreements and Secured Cash Management Agreements.
E.    NOW, THEREFORE, in consideration of the premises and the mutual agreements herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
Definitions

Section 1.01 Definitions.

(a)Unless otherwise defined herein, capitalized terms defined in the Credit Agreement and used herein have the meanings given to them in the Credit Agreement, and all terms which are defined in Article 8 or 9 of the UCC (as hereinafter defined) are used herein as so defined. The parties intend that the terms used herein which are defined in the UCC have, at all times, the broadest and most inclusive meanings possible. Accordingly, if the UCC shall in the future be amended or held by a court to define any term used herein more broadly or inclusively than the UCC in effect on the date hereof, then such term, as used herein, shall be given such broadened meaning. If the UCC shall in the future be amended or held by a court to define any term used herein more narrowly, or less inclusively, than the UCC in effect on the date hereof, such amendment or holding shall be disregarded in defining terms used herein.

(b)The following terms have the following meanings:

“Collateral” has the meaning assigned such term in Section 2.01.
“Copyrights” means the collective reference to (a) all copyrights arising under the laws of the United States, any other country or any political subdivision thereof, whether registered or unregistered and whether published or unpublished, all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Copyright Office, and (b) the right to obtain all renewals thereof.
“Copyright Licenses” means any written agreement naming any Grantor as licensor or licensee, granting any right under any Copyright, including the grant of rights to manufacture, distribute, exploit and sell materials derived from any Copyright.
“Earnings Accounts” shall mean, collectively, all Deposit Accounts and/or Security Accounts into which any Earnings are directly deposited (other than Earnings payable to or for the account of a Local Content Subsidiary).

“Excluded Collateral” means the following, whether now owned or at any time hereafter acquired by any Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest and whether now existing or hereafter coming into existence: (i) all Drilling Contracts, (ii) Equipment and Inventory, (iii) any General Intangibles, governmental approvals or other rights arising under any contracts, instruments, permits, licenses or other documents, if (but only to the extent that) the grant of a security interest therein would constitute a breach of a valid and enforceable restriction on the granting of a security interest therein or assignment thereof in favor of a third party (other than (A) to the extent that any such restriction or prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) or any other applicable law (including the Bankruptcy Code) or principles of equity or (B) to the extent that the other party has consented to the granting of a security interest therein or assignment thereof pursuant to the terms hereof or pursuant to a grant or assignment for security purposes generally), (iv) all Deposit Accounts other than the Earnings Accounts, (v) cash and Cash Equivalents securing letters of credit, bank guarantees or similar instruments to the extent any lien thereon constitutes a Lien permitted under the Credit Documents, and (vi) any and all Proceeds of any of the Excluded Collateral to the extent constituting Excluded Collateral described in clauses (i) through (v) above (other than Proceeds of a Drilling Contract assigned pursuant to an Assignment of Earnings and Proceeds of insurance policies assigned pursuant to an Assignment of Insurance Proceeds).
“Foreign Security Documents” has the meaning assigned such term in Section 8.15(c).
“Intellectual Property” means the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including the Copyrights, the Copyright Licenses, the Patents, the Patent Licenses, the Trademarks and the Trademark Licenses, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.
“Lien” shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, and any lease having substantially the same effect as any of the foregoing).
“Patent License” means all agreements, whether written or oral, providing for the grant by or to any Grantor of any right to manufacture, use or sell any invention covered in whole or in part by a Patent.
“Patents” means the collective reference to (a) all letters patent of the United States, any other country or any political subdivision thereof, all reissues and extensions thereof and all goodwill associated therewith, (b) all applications for letters patent of the United States or any other country and all divisions, continuations and continuations-in-part thereof, and (ñ) all rights to obtain any reissues or extensions of the foregoing.
“Pledged Collateral” means all Instruments, Pledged Securities and other Investment Property owned by any Grantor, whether or not physically delivered to the Collateral Agent pursuant to this Agreement.

“Pledged Securities” shall mean, collectively, with respect to each Grantor, (i) all issued and outstanding Capital Stock owned by such Grantor (which Capital Stock owned as of the date hereof is set forth on Schedule 5.02A) all warrants, options or other rights to acquire Capital Stock and additional Capital Stock of whatever class of any such issuer acquired by such Grantor (including by issuance), together with all rights, privileges, authority and powers of such Grantor relating to such Capital Stock in each such issuer or under any organizational document of each such issuer, and the certificates, instruments and agreements representing such Capital Stock and any and all interest of such Grantor in the entries on the books of any financial intermediary pertaining to such Capital Stock, (ii) all Capital Stock of any issuer, which Capital Stock is hereafter acquired by such Grantor (including by issuance) and all warrants, options or other rights to acquire Capital Stock and additional Capital Stock of whatever class of any such issuer acquired by such Grantor (including by issuance), together with all rights, privileges, authority and powers of such Grantor relating to such Capital Stock or under any organizational document of any such issuer, and the certificates, instruments and agreements representing such Capital Stock and any and all interest of such Grantor in the entries on the books of any financial intermediary pertaining to such Capital Stock, from time to time acquired by such Grantor in any manner, and (iii) all Capital Stock issued in respect of the Capital Stock referred to in clause (i) or (ii) upon any consolidation or merger of any issuer of such Capital Stock.
“Subsidiary” shall mean, as to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest at the time.

“Trademark License” means any agreement, whether written or oral, providing for the grant by or to any Grantor of any right to use any Trademark.
“Trademarks” means (a) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers, and all goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state thereof or any other country or any political subdivision thereof, or otherwise, and all common-law rights related thereto, and (b) the right to obtain all renewals thereof.
“UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York; provided, however, that, in the event that, by reason of mandatory provisions of law, any of the attachment, perfection or priority of the Collateral Agent’s or any other Secured Creditor’s security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term “UCC” means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection, the effect thereof or priority and for purposes of definitions related to such provisions.
Section 1.02 Other Definitional Provisions. Where the context requires, terms relating to the Collateral or any part thereof, when used in relation to a Grantor, refer to such Grantor’s Collateral or relevant part thereof.

Section 1.03 Rules of Interpretation. Unless the context otherwise requires, (i) the term “or” is not exclusive, (ii) words in the singular include the plural, and in the plural include the singular, (iii) “will” shall be interpreted to express a command, (iv) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (v) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (vi) all references herein to Articles and Sections shall be construed to refer to Articles and Sections of this Agreement unless otherwise stated.

ARTICLE II
Grant of Security Interest

Section 2.01 Grant of Security Interest. Each Grantor hereby pledges, assigns and transfers to the Collateral Agent, and hereby grants to the Collateral Agent, for the ratable benefit of the Secured Creditors, a continuing security interest in and to all of such Grantor’s right, title and interest in and to all of the following personal property, whether now owned or existing or hereafter acquired or arising and regardless of where located (the “Collateral”), as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations (which, for the avoidance of doubt, shall not include any Excluded Swap Obligations), whether now existing or hereafter incurred or arising:
(i)all Accounts;

(ii)	all Chattel Paper;

(iii)	all Documents;

(iv)	all General Intangibles, including all Intellectual Property;

(v)	all Goods;

(vi)
all Earnings and all Earnings Accounts, including all Deposit Accounts (including all cash and other items deposited therein or credited thereto) and Securities Accounts (including all Securities Entitlements related thereto), in each case that are Earnings Accounts;

(vii)	all Letter of Credit Rights and Supporting Obligations;

(viii)	all Pledged Collateral;

(ix)	all Commercial Tort Claims specifically described on Schedule 3.02 (as such schedule may be updated from time to time in accordance with Section 4.03);

(x)	all books and Records relating to the foregoing;

(xi)
to the extent not otherwise described above, all Proceeds, products, accessions, rents and profits of, or in respect of, any and all of the foregoing and all collateral security and guarantees given by any Person to or in favor of any Grantor with respect to any of the foregoing;

provided, that notwithstanding anything to the contrary contained in this Section 2.01, the security interest created by this Agreement shall not extend to, and the term “Collateral” shall not include, any Excluded Collateral.
Each Grantor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any relevant jurisdiction any initial financing statements with respect to the Collateral or any part thereof and amendments thereto that (i) indicate the Collateral as all assets of such Grantor or words of similar effect as being of an equal or lesser scope or with greater detail or by any other description which reasonably approximates the description contained in this Agreement, and (ii) contain the information required by Article 9 of the UCC of each applicable jurisdiction for the filing of any financing statement or amendment, including whether such Grantor is an organization, the type of organization and any organizational identification number issued to such Grantor. Each Grantor agrees to provide such information to the Collateral Agent promptly upon request. Each Grantor also ratifies its authorization for the Collateral Agent to file in any relevant jurisdiction any initial financing statements or amendments thereto if filed prior to the date hereof.
Section 2.02 Grantors Remain Liable. Notwithstanding anything to the contrary contained herein, (i) each Grantor shall remain liable for all obligations under and in respect of the Collateral and nothing contained herein is intended or shall be a delegation of duties to the Collateral Agent or any other Secured Creditor, (ii) each Grantor shall remain liable under each of the agreements included in the Collateral, including any Accounts, Chattel Paper or Payment Intangibles, to perform all of the obligations undertaken by it thereunder all in accordance with and pursuant to the terms and provisions thereof, and neither the Collateral Agent nor any other Secured Creditor shall have any obligation or liability under any of such agreements by reason of or arising out of this Agreement or any other document related hereto nor shall the Collateral Agent nor any other Secured Creditor have any obligation to make any inquiry as to the nature or sufficiency of any payment received by it or have any obligation to take any action to collect or enforce any rights under any agreement included in the Collateral, including any agreements relating to any Accounts, Chattel Paper or Payment Intangibles, and (iii) the exercise by the Collateral Agent of any of its rights hereunder shall not release any Grantor from any of its duties or obligations under the contracts and agreements included in the Collateral, including any agreements relating to any Accounts, Chattel Paper or Payment Intangibles.

ARTICLE III
Representations and Warranties

Each Grantor hereby represents and warrants to the Collateral Agent and each other Secured Creditor as follows:
Section 3.01 Grantor Information. On the date hereof, the correct legal name of such Grantor, all names and trade names that such Grantor has used in the last five years, such Grantor’s jurisdiction of organization and each jurisdiction of organization of such Grantor over the last five years, organizational number (if any), taxpayer identification number (if any), and the location(s) of such Grantor’s chief executive office or sole place of business over the last five years are specified on Schedule 3.01.

Section 3.02 Commercial Tort Claims. Schedule 3.02 specifically describes, as of the date hereof, each Commercial Tort Claim as to which any Grantor has any right, title or interest.

Section 3.03 Instruments and Chattel Paper. Such Grantor has delivered to the Collateral Agent all Collateral constituting Instruments and Chattel Paper, if any, in each case, having a face amount in excess of $5,000,000.

Section 3.04 No Investment Property. On the date hereof, except for Capital Stock owned in any Subsidiary of any Grantor, Cash Equivalents, and Securities Accounts holding Cash Equivalents (and Security Entitlements related to such Securities Accounts), no Grantor owns any Investment Property.

Section 3.05 Earnings Accounts. Attached hereto as Schedule 3.05 is a list of all locations where any Grantor maintains any Earnings Accounts.

ARTICLE IV
Covenants

Each Grantor covenants and agrees with the Collateral Agent, for the benefit of the Secured Creditors, that, from and after the date of this Agreement until the Secured Obligations shall have been paid in full in cash:
Section 4.01 Maintenance of Perfected Security Interest; Further Assurances. Each Grantor agrees that:

(a)    to the extent that a security interest in the Collateral may be perfected by the filing of a financing statement or, in the case of an Earnings Account, by control, or, in the case of the Pledged Securities or any Instruments, by the possession thereof, pursuant to the UCC, it shall maintain the security interest created by this Agreement as a perfected first-priority security interest (subject to Liens permitted under the Credit Documents) and shall defend such security interest against the claims and demands of all Persons whomsoever;

(b)    it will furnish to the Collateral Agent from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Collateral Agent may reasonably request, all in reasonable detail;

(c)to the extent that a security interest in the Collateral is to be perfected by a filing pursuant to the UCC, it will file any required UCC continuation statements from time to time in order to maintain the Collateral Agent’s first-priority security interest (subject to Liens permitted under the Credit Documents) in the Collateral; and

(d)at any time and from time to time, upon the written request of the Collateral Agent, and at the sole expense of such Grantor, it will promptly and duly execute and deliver, and have recorded, such further instruments and documents and take such further actions as the Collateral Agent may reasonably deem necessary for the purpose of obtaining or preserving the full benefits of this Agreement to the extent contemplated hereunder and of the rights and powers herein granted, including, without limitation, the delivery of certificated securities, the filing of any financing or continuation statements under the UCC (or other similar laws in applicable jurisdictions) in effect in any jurisdiction with respect to the security interests created hereby and the entry into applicable Foreign Security Documents.

Section 4.02 Changes in Locations, Name, Etc. Without limitation of any other covenant herein, such Grantor will not cause or permit any change in (a) its legal name, (b) the location of its chief executive office or principal place of business, (ñ) its identity or corporate structure, (d) its jurisdiction of organization or its organizational identification number in such jurisdiction of organization (if any) or (å) its federal taxpayer identification number (if any), unless, in each case, such Grantor shall have first (i) notified the Collateral Agent of such change, and (ii) taken all action reasonably requested by the Collateral Agent for the purpose of maintaining the perfection and priority of the Collateral Agent’s security interests under this Agreement. In any notice furnished pursuant to this Section 4.02, such Grantor will expressly state in a conspicuous manner that the notice is required by this Agreement and contains facts that may require additional filings of financing statements or other notices for the purposes of continuing perfection and maintaining the priority of the Collateral Agent’s security interest in the Collateral.

Section 4.03 Commercial Tort Claims. If such Grantor shall obtain an interest in any Commercial Tort Claim as to which it determines that it reasonably expects to recover an amount in excess of $5,000,000 such Grantor shall, within 30 days of obtaining such interest, execute and deliver documentation acceptable to the Collateral Agent granting and perfecting a security interest under the terms and provisions of this Agreement in and to such Commercial Tort Claim. Immediately upon the Collateral Agent’s receipt of such documentation, Schedule 3.02 hereto shall be deemed automatically updated to include the details of such Commercial Tort Claim and such Grantor shall file such financing statements and other filings or registrations in each applicable jurisdiction as may be necessary or advisable in order to perfect the Collateral Agent’s security interests and rights in such Commercial Tort Claims.

Section 4.04 Earnings Accounts. For each Earnings Account that any Grantor at any time opens and maintains, such Grantor shall, with respect to any such Deposit Account or Securities Account which is an Earnings Account maintained as of the date hereof, on the date hereof (or such later date as the Collateral Agent may agree in its sole discretion), and with respect to any such Deposit Account or Securities Account which is an Earnings Account opened after the date hereof, on the date such Deposit Account or Securities Account is opened, pursuant to an agreement in form and substance reasonably satisfactory to the Collateral Agent, cause the depository bank or the securities intermediary which maintains such Deposit Account or Securities Account to agree to comply at any time with instructions from the Collateral Agent to such depository bank or securities intermediary directing the disposition of funds from time to time credited to such Deposit Account or Securities Account, without further consent of such Grantor or any other Person. The Collateral Agent agrees with each Grantor that the Collateral Agent shall not give any such instructions or withhold any withdrawal rights from such Grantor unless an Event of Default has occurred and is continuing.

ARTICLE V
Pledged Securities; Instruments

Section 5.01 Delivery of the Pledged Securities; Instruments.

(a)    Each Grantor agrees (x) promptly to deliver or cause to be delivered to the Collateral Agent, for the ratable benefit of the Secured Creditors, (i) any and all Pledged Securities represented by a certificate and (ii) each promissory note representing indebtedness owned by a Grantor in a principal amount in excess of $5,000,000, in each case to the extent constituting Collateral owned by it (if any then exist) and (y) to hold in trust for the Collateral Agent upon receipt and promptly thereafter deliver to the Collateral Agent any Pledged Securities and any such promissory notes constituting Collateral received after the date hereof.

(b)    Upon delivery to the Collateral Agent, any Pledged Securities and promissory notes required to be delivered pursuant to the foregoing paragraph (a) of this Section 5.01 shall be accompanied by stock or note powers, duly executed in blank or other instruments of transfer reasonably satisfactory to the Collateral Agent, and by such other instruments and documents as the Collateral Agent may reasonably request. Each delivery of Pledged Securities or promissory notes shall be accompanied by a schedule describing the securities or instruments, as applicable, which schedule shall be attached hereto as Schedule 5.02A or Schedule 5.02B, as applicable, and made a part hereof; provided that failure to attach any such schedule hereto shall not affect the validity of such pledge of such Pledged Securities or promissory notes. Each schedule so delivered shall supplement any prior schedules so delivered.

Section 5.02 Representations, Warranties and Covenants Specific to Pledged Collateral and Instruments. Each Grantor represents, warrants and covenants to and with the Collateral Agent, for the ratable benefit of the Secured Creditors, that:

(a)    Schedule 5.02A correctly sets forth the percentage of the issued and outstanding shares of each class of the Capital Stock of the issuer thereof representing such Pledged Securities and includes all Capital Stock required to be delivered pursuant to Section 5.01; and

(b)    Schedule 5.02B correctly sets forth each promissory note representing indebtedness owned by a Grantor in a principal amount in excess of $5,000,000 and includes all such promissory notes required to be delivered pursuant to Section 5.01 on the date hereof.

Section 5.03 Certification.

(a)    To the extent the UCC is applicable, each interest in any limited liability company or limited partnership controlled by any Grantor, pledged hereunder and represented by a certificate, shall be a “security” within the meaning of Article 8 of the UCC as in effect from time to time in the State of New York (for purposes of this Section 5.03, the “New York UCC”) and shall be governed by Article 8 of the New York UCC, and each such interest shall at all times hereafter be represented by a certificate.
(b)    To the extent the UCC is applicable, each interest in any limited liability company or limited partnership controlled by a Grantor, pledged hereunder and not represented by a certificate shall not be a “security” within the meaning of Article 8 of the New York UCC and shall not be governed by Article 8 of the New York UCC, and the Grantors shall at no time elect to treat any such interest as a “security” within the meaning of Article 8 of the New York UCC or issue any certificate representing such interest, unless the applicable Grantor provides prior written notification to the Collateral Agent of such election and immediately delivers any such certificate to the Collateral Agent pursuant to the terms hereof.
(c)    To the extent the UCC is applicable, in the event that the interests in any limited liability company or limited partnership not represented by a certificate are pledged by a Grantor hereunder after the date hereof, such Grantor shall simultaneously therewith provide the Collateral Agent with the information required by the applicable jurisdiction for the filing of a financing statement (or an amendment to a financing statement) with respect to the uncertificated interests so pledged (such filing to be made by such Grantor).
Section 5.04 Registration in Nominee Name; Denominations. The Collateral Agent, on behalf of the Secured Creditors, shall have the right to hold the Pledged Securities in the name of the applicable Grantor, endorsed or assigned in blank or in favor of the Collateral Agent or, if an Event of Default shall have occurred and be continuing, in its own name as pledgee or the name of its nominee (as pledgee or as sub-agent). Upon the occurrence of an Event of Default, each Grantor will promptly give to the Collateral Agent copies of any notices or other communications received by it with respect to Pledged Securities registered in the name of such Grantor. If an Event of Default shall have occurred and be continuing, the Collateral Agent shall have the right to exchange the certificates representing Pledged Securities held by it for certificates of smaller or larger denominations for any purpose consistent with this Agreement. Each Grantor shall use its commercially reasonable efforts to cause each of its Subsidiaries that is not a party to this Agreement to comply with a request by the Collateral Agent, pursuant to this Section 5.04, to exchange certificates representing Pledged Securities of such Subsidiary for certificates of smaller or larger denominations.

Section 5.05 Voting Rights; Dividends, etc.

(a)    Unless and until an Event of Default shall have occurred and be continuing and the Collateral Agent shall have given notice to the relevant Grantors of the Collateral Agent’s intention to exercise its rights hereunder:

(i)	Each Grantor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Securities or any part thereof.

(ii)
The Collateral Agent shall execute and deliver, or cause to be executed and delivered, to each Grantor, all such proxies, powers of attorney and other instruments as such Grantor may reasonably request for the purpose of enabling such Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to subparagraph (i) above.

(iii)
Each Grantor shall be entitled to receive and retain any and all dividends and other distributions constituting Collateral paid on or distributed in respect of the Pledged Securities; provided that any noncash dividends or other distributions that would constitute Pledged Securities, whether resulting from a subdivision, combination or reclassification of the outstanding Capital Stock of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Collateral.

(b)    Upon the occurrence and during the continuance of an Event of Default and after notice by the Collateral Agent to the relevant Grantors of the Collateral Agent’s intention to exercise its rights hereunder, all rights of any Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to paragraph (a)(i) of this Section 5.05, and the obligations of the Collateral Agent under paragraph (a)(ii) of this Section 5.05, shall cease, and all such rights shall thereupon become vested in the Collateral Agent, for the ratable benefit of the Secured Creditors, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers.

(c)    Any notice given by the Collateral Agent to the Grantors suspending their rights under paragraph (a) of this Section 5.05 (i) may be given by telephone if promptly confirmed in writing, (ii) may be given to one or more of the Grantors at the same or different times and (iii) may suspend the rights of the Grantors under paragraph (a)(i) or paragraph (a)(iii) in part without suspending all such rights (as specified by the Collateral Agent in its sole and absolute discretion) and without waiving or otherwise affecting the Collateral Agent’s rights to give additional notices from time to time suspending other rights so long as an Event of Default has occurred and is continuing.

ARTICLE VI
Remedial Provisions

Section 6.01 Remedies. If any Event of Default shall have occurred and be continuing:

(a)    The Collateral Agent shall have the right, subject to and in accordance with the terms of the Credit Agreement, to exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or under any other Credit Document or otherwise available to it at law, in equity or under any statute or other agreement, all the rights and remedies of a secured party upon default under the UCC (whether or not the UCC applies to the affected Collateral) or any other applicable law or otherwise available at law or equity and also may: (i) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Collateral Agent’s offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Collateral Agent may deem commercially reasonable; and (ii) exercise any and all rights and remedies of any of the Grantors under or in connection with the Collateral, or otherwise in respect of the Collateral, including, without limitation, those set forth in Section 9-607 of the UCC. Each Grantor agrees that, to the extent notice of sale shall be required by law, at least 10 days’ notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Collateral Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. The Collateral Agent and any other Secured Creditor shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in any Grantor, which right or equity is hereby waived and released. If applicable to any particular item of Collateral, such Grantor further agrees, at the Collateral Agent’s request, to assemble the Collateral and make it available to the Collateral Agent at places which the Collateral Agent shall reasonably select, whether at such Grantor’s premises or elsewhere. Any such sale or transfer by the Collateral Agent, either to itself or to any other Person, shall be absolutely free from any claim of right by such Grantor, including any equity or right of redemption, stay or appraisal which such Grantor has or may have under any rule of law, regulation or statute now existing or hereafter adopted (and such Grantor hereby waives any rights it may have in respect thereof). Upon any such sale or transfer, the Collateral Agent shall have the right to deliver, assign and transfer to the purchaser or transferee thereof the Collateral so sold or transferred.

(b)    Any cash held by or on behalf of the Collateral Agent and all cash proceeds received by or on behalf of the Collateral Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of the Collateral Agent, be held by the Collateral Agent as collateral for, and/or then or at any time thereafter applied in whole or in part by the Collateral Agent, for the ratable benefit of the Secured Creditors, against, all or any part of the Secured Obligations, in the manner set forth in Section 6.02.

(c)    All payments received by any Grantor in respect of the Collateral shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement).

(d)    The Collateral Agent is authorized, in connection with any sale of the Collateral pursuant to this Section 6.01, to deliver or otherwise disclose to any prospective purchaser of the Collateral any information in its possession relating to such Collateral.

(e)The Collateral Agent may appoint any Person as agent to perform any act or acts necessary or incident to appropriate or realize upon any Collateral or to any sale or transfer of the Collateral.

(f)To the extent permitted by applicable law, each Grantor hereby waives all claims, damages and demands it may acquire against the Collateral Agent arising out of the exercise by it of any rights under this Agreement.

Section 6.02 Application of Proceeds; Waiver; Deficiency.

(a)    The Collateral Agent shall apply the proceeds of any collection or sale of Collateral, including any Collateral consisting of cash, as payment for the Secured Obligations in accordance with the terms of the Credit Agreement.

(b)    It is understood and agreed that each Grantor shall remain jointly and severally liable to the extent that the proceeds of the Collateral hereunder are insufficient to pay in full the Secured Obligations.

Section 6.03 Non-Judicial Enforcement. The Collateral Agent may enforce its rights hereunder without prior judicial process or judicial hearing, and to the extent permitted by law, each Grantor expressly waives any and all legal rights which might otherwise require the Collateral Agent to enforce its rights by judicial process.

Section 6.04 U.S. Securities Act, etc. In view of the position of the Grantors in relation to the Pledged Securities, or because of other current or future circumstances, a question may arise under the U.S. Securities Act, as now or hereafter in effect, or any similar federal statute hereafter enacted analogous in purpose or effect (the U.S. Securities Act and any such similar statute as from time to time in effect being called the “Federal Securities Laws”) with respect to any disposition of the Pledged Securities permitted hereunder. Each Grantor understands that compliance with the Federal Securities Laws might very strictly limit the course of conduct of the Collateral Agent if the Collateral Agent were to attempt to dispose of all or any part of the Pledged Securities, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Securities could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Collateral Agent in any attempt to dispose of all or part of the Pledged Securities under applicable Blue Sky or other state securities laws or similar laws analogous in purpose or effect. Each Grantor acknowledges and agrees that in light of such restrictions and limitations, the Collateral Agent, in its sole and absolute discretion, (a) may proceed to make such a sale whether or not a registration statement for the purpose of registering such Pledged Securities or part thereof shall have been filed under the Federal Securities Laws or, to the extent applicable, Blue Sky or other state securities laws and (b) may approach and negotiate with a single potential purchaser to effect such sale. Each Grantor acknowledges and agrees that any such sale might result in prices and other terms less favorable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, the Collateral Agent shall incur no responsibility or liability for selling all or any part of the Pledged Securities at a price that the Collateral Agent, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a single purchaser were approached. The provisions of this Section 6.04 will apply notwithstanding the existence of a public or private market upon which the quotations or sales prices may exceed substantially the price at which the Collateral Agent sells.

Section 6.05 Registration, etc. Each Grantor agrees that, upon the occurrence and during the continuance of an Event of Default, if, for any reason the Collateral Agent desires to sell any of the Pledged Securities at a public sale, such Grantor will, at any time and from time to time, upon the written request of the Collateral Agent, use its commercially reasonable efforts to take or to cause the issuer of such Pledged Securities to take such action and prepare, distribute and/or file such documents, as are required or advisable in the reasonable opinion of counsel for the Collateral Agent to permit the public sale of such Pledged Securities. Each Grantor further agrees to indemnify, defend and hold harmless the Collateral Agent, each other Secured Creditor, any underwriter and their respective officers, directors, affiliates and controlling persons from and against all loss, liability, expenses, costs of counsel (including reasonable fees and expenses of legal counsel to the Collateral Agent), and claims (including the costs of investigation) that they may incur insofar as such loss, liability, expense or claim arises out of or is based upon any alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) or in any notification or offering circular, or arises out of or is based upon any alleged omission to state a material fact required to be stated therein or necessary to make the statements in any thereof not misleading, except insofar as the same may have been caused by any untrue statement or omission based upon information furnished in writing to such Grantor or the issuer of such Pledged Securities by the Collateral Agent or any other Secured Creditor expressly for use therein. Each Grantor further agrees, upon such written request referred to above, to use its commercially reasonable efforts to qualify, file or register, or cause the issuer of such Pledged Securities to qualify, file or register, any of the Pledged Securities under the Blue Sky or other securities laws of such states as may be reasonably requested by the Collateral Agent and keep effective, or cause to be kept effective, all such qualifications, filings or registrations. Each Grantor will bear all costs and expenses of carrying out its obligations under this Section 6.05. Each Grantor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 6.05 only and that such failure would not be adequately compensable in damages and, therefore, agrees that its agreements contained in this Section 6.05 may be specifically enforced.

ARTICLE VII
The Collateral Agent

Section 7.01 Collateral Agent’s Appointment as Attorney-in-Fact, Etc.

(a)    Each Grantor hereby irrevocably constitutes and appoints the Collateral Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Grantor and in the name of such Grantor, as appropriate, or in its own name, for the purpose of carrying out the terms of this Agreement, to take any and all reasonably appropriate action and to execute any and all documents and instruments which may be reasonably necessary or desirable to accomplish the purposes of this Agreement, and, without limiting the generality of the foregoing, each Grantor hereby gives the Collateral Agent the power and right, on behalf of such Grantor, without notice to or assent by such Grantor, to do any or all of the following:

(i)
unless being disputed in accordance with the terms of the Credit Documents, pay or discharge taxes and liens levied or placed on or threatened against the Collateral, effect any repairs or any insurance called for by the terms of this Agreement or any other Credit Document and pay all or any part of the premiums therefor and the costs thereof;

(ii)
in the case of any Intellectual Property, execute and deliver, and have recorded, any and all agreements, instruments, documents and papers as the Collateral Agent may request to evidence the Collateral Agent’s security interest in such Intellectual Property and the goodwill and general intangibles of such Grantor relating thereto or represented thereby;

(iii)	execute, in connection with any sale provided for in Section 6.01, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral; and

(iv)
(A) direct any party liable for any payment under any of the Collateral to make payment of any and all moneys due or to become due thereunder directly to the Collateral Agent (for the benefit of the Secured Creditors) or as the Collateral Agent shall direct; (B) ask or demand for, collect, and receive payment of and receipt for, any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of any Collateral; (C) sign and indorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications, notices and other documents in connection with any of the Collateral; (D) in the name of such Grantor, as appropriate, or its own name, or otherwise, take possession of and indorse and collect any check, draft, note, acceptance or other instrument for the payment of moneys due with respect to any Collateral and commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any portion thereof and to enforce any other right in respect of any Collateral; (Å) defend any suit, action or proceeding brought against such Grantor with respect to any Collateral; (F) settle, compromise or adjust any such suit, action or proceeding and, in connection therewith, give such discharges or releases as the Collateral Agent may deem appropriate; (G) assign any Copyright, Patent or Trademark (along with the goodwill of the business to which any such Copyright, Patent or Trademark pertains), throughout the world for such term or terms, on such conditions, and in such manner, as the Collateral Agent shall in its sole discretion determine; and (H) sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Collateral Agent were the absolute owner thereof for all purposes, and do, at the Collateral Agent’s option and such Grantor’s expense, at any time, or from time to time, all acts and things which the Collateral Agent deems necessary to protect, preserve or realize upon the Collateral and the Collateral Agent’s security interests therein and to effect the intent of this Agreement, all as fully and effectively as such Grantor might do.

Anything in this Section 7.01(a) to the contrary notwithstanding, (x) the Collateral Agent agrees that it will not exercise any rights under the power of attorney provided for in this Section 7.01(a) unless an Event of Default shall have occurred and be continuing, and (ó) the parties agree that the grant of the power of attorney set forth in this Section 7.01(a) shall not be deemed to create an obligation on the part of the Collateral Agent to take any one or more of the actions described herein.
(b)    If any Grantor fails to perform or comply with any of its agreements contained herein within the applicable grace periods, the Collateral Agent, at its option, but without any obligation so to do, may perform or comply, or otherwise cause performance or compliance, with such agreement.

(c)    The expenses of the Collateral Agent incurred in connection with actions undertaken as provided in this Section 7.01 shall constitute Secured Obligations and shall be payable by such Grantor to the Collateral Agent on demand.

(d)    Each Grantor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue and in compliance hereof. All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable until this Agreement is terminated and the security interests created hereby are released.

Section 7.02 Duty of Collateral Agent. The Collateral Agent’s sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9‑207 of the UCC or otherwise, shall be to deal with it in the same manner as the Collateral Agent deals with similar property for its own account, and the Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which comparable secured parties accord comparable collateral. Neither the Collateral Agent, any other Secured Creditor nor any of their respective agents, employees, stockholders, directors and officers shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any Grantor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The powers conferred on the Collateral Agent hereunder are solely to protect the Collateral Agent’s and the other Secured Creditors’ interests in the Collateral and shall not impose any duty upon the Collateral Agent or any other Secured Creditor to exercise any such powers. The Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither it nor any of its agents, employees, stockholders, directors and officers shall be responsible to any Grantors for any act or failure to act hereunder, except for their own gross negligence, bad faith or willful misconduct, as determined by a court of competent jurisdiction in a final and non-appealable decision. To the fullest extent permitted by applicable law, the Collateral Agent shall be under no duty whatsoever to make or give any presentment, notice of dishonor, protest, demand for performance, notice of non-performance, notice of intent to accelerate, notice of acceleration, or other notice or demand in connection with any Collateral or the Secured Obligations, or to take any steps necessary to preserve any rights against any Grantor or any other Person or ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not it has or is deemed to have knowledge of such matters. Each Grantor, to the extent permitted by applicable law, waives any right of marshaling in respect of any and all Collateral, and waives any right to require the Collateral Agent or any other Secured Creditor to proceed against any Grantor or any other Person, exhaust any Collateral or enforce any other remedy which the Collateral Agent or any other Secured Creditor now has or may hereafter have against each Grantor and any other Person.

Section 7.03 Authority of Collateral Agent. Each Grantor acknowledges that the rights and responsibilities of the Collateral Agent under this Agreement with respect to any action taken by the Collateral Agent or the exercise or non-exercise by the Collateral Agent of any option, voting right, request, judgment or other right or remedy provided for herein or resulting or arising out of this Agreement or in connection with the Secured Obligations shall, as between the Collateral Agent and the other Secured Creditors, be governed by the terms of the Credit Agreement (including, without limitation, the rights and protections set forth therein) and by such other agreements with respect thereto as may exist from time to time among them, but, as between the Collateral Agent and the Grantors, the Collateral Agent shall be conclusively presumed to be acting as agent for the Secured Creditors with full and valid authority so to act or refrain from acting, and no Grantor shall be under any obligation, or entitlement, to make any inquiry respecting such authority.

Section 7.04 Limitation on Duty of Collateral Agent in Respect of Collateral. Notwithstanding anything to the contrary set forth in this Agreement or in any other Collateral Agreement, the Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss, damage or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee appointed by the Collateral Agent in good faith.

Notwithstanding anything to the contrary set forth in this Agreement or in any other Collateral Agreement, the Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral, or for the validity, perfection, priority or enforceability of the liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of such Grantor to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Collateral Agent shall have no duty to ascertain, monitor, investigate or inquire as to the performance or observance of any of the terms of this Agreement or any other Collateral Agreement by such Grantor or any other party to such documents.
Section 7.05 Indemnity and Expenses.

(a)    Without prejudice to any other rights or remedies of the Collateral Agent under any of the other Credit Documents, each Grantor agrees to indemnify, defend and save and hold harmless the Collateral Agent and each of its officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees and disbursements of a single counsel to such parties plus one special maritime counsel to such parties, a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or resulting from this Agreement (including, without limitation, enforcement of this Agreement), except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from an Indemnified Party’s gross negligence, bad faith or willful misconduct.

(b)    Without prejudice to any other rights or remedies of the Collateral Agent under any of the other Credit Documents, each Grantor will, upon demand, pay to the Collateral Agent the amount of any and all expenses of the Collateral Agent and each of its officers, directors, employees, agents and advisors (including, without limitation, the reasonable fees and disbursements of a single counsel to such parties plus one special maritime counsel to such parties, a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated) that may be incurred in connection with (i) the transactions which give rise to this Agreement, the preparation of this Agreement and the administration of this Agreement, (ii) the custody or preservation of, use or operation of, or the sale of, collection from or other realization upon, any of the Collateral of such Grantor, (iii) the exercise or enforcement of any of the rights of the Collateral Agent or the other Secured Creditors hereunder or (iv) the failure by such Grantor to perform or observe any of the provisions hereof.

ARTICLE VIII
Miscellaneous

Section 8.01 Additional Grantors. In the event that, after the date hereof, another Person is required to become a Grantor hereunder pursuant to the terms of the Credit Agreement, then upon the execution and delivery, or authentication, by any such Person of a supplement to this Agreement in substantially the form of Exhibit A hereto (each a “U.S. Pledge and Security Supplement”), (a) such Person shall be referred to as an “Additional Grantor” and shall be and become a Grantor hereunder, and each reference in this Agreement and the other Credit Documents to a “Grantor” shall also mean and be a reference to such Additional Grantor, and each reference in this Agreement and the other Credit Documents to “Collateral” shall also mean and be a reference to the Collateral of such Additional Grantor, and (b) the supplemental Schedules attached to each U.S. Pledge and Security Supplement shall be incorporated into and become a part of and supplement the Schedules hereto, and the Collateral Agent may attach such supplemental schedules to such Schedules; and each reference to such Schedules shall mean and be a reference to such Schedules as supplemented pursuant to each U.S. Pledge and Security Supplement

Section 8.02 Amendments; Waivers.

(a)    No amendment, modification or waiver of any provision of this Agreement, and no consent to any departure by any Grantor herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Section 13.12 of the Credit Agreement.

(b)    No failure on the part of the Collateral Agent or any other Secured Creditor to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Agreement shall in any manner impair or affect other security for the Secured Obligations. The rights and remedies of the Collateral Agent provided herein and in the other Credit Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

Section 8.03 Notices, etc.

(a)    All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party, (i) in the case of any Grantor, to such Grantor at c/o Pacific Drilling Services, Inc., 11700 Katy Freeway, Suite 175, Houston, Texas 77079, Attention: VP General Counsel, Facsimile No. (832) 201-9883, and (ii) in the case of the Collateral Agent, as provided in the Credit Agreement; or in any case at such other address as any of the Persons listed above may hereafter notify the others in writing.

(b)    Any Grantor or the Collateral Agent may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

Section 8.04 Continuing Security Interest; Successors and Assigns. This Agreement shall create a continuing security interest in the Collateral and shall (a) remain in full force and effect until the termination of the Total Commitment and payment in full of all Secured Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made) (the “Discharge of the Secured Obligations”), (b) be binding upon each Grantor, its successors and assigns and (c) inure, together with the rights and remedies of the Collateral Agent hereunder, to the benefit of the Secured Creditors and their respective successors, transferees and assigns.

Section 8.05 Survival; Reinstatement; Security Interest Absolute.

(a)    All covenants, agreements, representations and warranties made by each Grantor herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Credit Document to which it is a party shall be considered to have been relied upon by the Collateral Agent and shall survive the execution and delivery of this Agreement, regardless of any investigation made by the Collateral Agent or on its behalf and notwithstanding that the Collateral Agent may have had notice or knowledge of any default or incorrect representation or warranty at the time any credit is extended hereunder or under any other Credit Document, and shall continue in full force and effect as long as any Secured Obligation is outstanding and unpaid. The provisions of Section 7.05 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Secured Obligations, or the termination of this Agreement or any other Credit Document or any provision hereof or thereof or the resignation or removal of the Collateral Agent in accordance with Section 12 of the Credit Agreement.

(b)    To the extent that any payments on the Secured Obligations or proceeds of any Collateral are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, debtor in possession, receiver or other Person under any bankruptcy law, common law or equitable cause, then to such extent, the Secured Obligations so satisfied shall be revived and continue as if such payment or proceeds had not been received and the Collateral Agent’s and the Secured Creditors’ liens, security interests, rights, powers and remedies under this Agreement shall continue in full force and effect. In such event, this Agreement shall be automatically reinstated and each Grantor shall take such action as may be reasonably requested by the Collateral Agent to effect such reinstatement.

(c)    The obligations of each Grantor under this Agreement are independent of the Secured Obligations or any other obligations of any other Grantor under or in respect of the other Credit Documents, and a separate action or actions may be brought and prosecuted against each Grantor to enforce this Agreement, irrespective of whether any action is brought against such Grantor or whether such Grantor is joined in any such action or actions. All rights of the Collateral Agent and the other Secured Creditors and the pledge, assignment and security interest hereunder, and all obligations of each Grantor hereunder, shall be irrevocable, absolute and unconditional irrespective of, and each Grantor hereby irrevocably waives (to the maximum extent permitted by applicable law) any defenses it may now have or may hereafter acquire in any way relating to, any or all of the following:

(i)	any lack of validity or enforceability of any Credit Document or any other agreement or instrument relating thereto;

(ii)
any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations or any other obligations of the Company or any of its Restricted Subsidiaries under or in respect of any Credit Document or any other amendment or waiver of or any consent to any departure from any Credit Document, including, without limitation, any increase in the Secured Obligations resulting from the extension of additional credit to the Company or any of its Restricted Subsidiaries or otherwise;

(iii)
any taking, exchange, release or non-perfection of any Collateral or any other collateral, or any taking, release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Secured Obligations;

(iv)
any manner of application of any Collateral or any other collateral, or proceeds thereof, to all or any of the Secured Obligations, or any manner of sale or other disposition of any Collateral or any other collateral for all or any of the Secured Obligations or any other obligations of the Company or any of its Restricted Subsidiaries under or in respect of the Credit Documents or any other assets of the Company or any of its Restricted Subsidiaries;

(v)	any change, restructuring or termination of the corporate structure or existence of the Company or any of its Subsidiaries;

(vi)
any failure of any Secured Creditor to disclose to any Grantor any information relating to the business, condition (financial or otherwise), operations, performance, assets, nature of assets, liabilities or prospects of the Company or any Grantor now or hereafter known to such Secured Creditor (each Grantor waiving any duty on the part of the Secured Creditors to disclose such information); or

(vii)
any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by any Secured Creditor that might otherwise constitute a defense available to, or a discharge of, such Grantor or any other Grantor or a third party grantor of a security interest.

Section 8.06 Counterparts; Integration; Effectiveness.

(a)    This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile or electronic transmission shall be effective as delivery of a manually signed counterpart of this Agreement.

(b)    This Agreement and the other Credit Documents and any separate letter agreements with respect to fees payable to the Collateral Agent or the Secured Creditors constitute the entire contract among the parties relating to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof. This Agreement and the other Credit Documents represent the final agreement among the parties hereto and thereto and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between or among the parties.

(c)    This Agreement shall become effective when it shall have been executed by the Collateral Agent and when the Collateral Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto.

Section 8.07 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 8.08 Governing Law; Submission to Jurisdiction.

(a)    This Agreement AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES hereto shall be CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK, except to the extent that the perfection and the effect of perfection or non‑perfection of the security interest created hereby, in respect of any particular Collateral, are governed by the laws of a jurisdiction other than the State of New York. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH GRANTOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH GRANTOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH GRANTOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH GRANTOR. EACH GRANTOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 8.03 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH GRANTOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE SECURED CREDITORS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY GRANTOR IN ANY OTHER JURISDICTION.
(b)    EACH GRANTOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOC-ABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PRO-CEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERE-BY.
Section 8.09 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 8.10 Acknowledgments. Each Grantor hereby acknowledges that:

(a)    neither the Collateral Agent nor any other Secured Creditor has any fiduciary relationship with or duty to any Grantor arising out of or in connection with this Agreement or any of the other Credit Documents, and the relationship between the Company and the other Grantors, on the one hand, and the Secured Creditors, on the other hand, in connection herewith or therewith is solely that of debtor and creditor;

(b)    no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Secured Creditors or among the Grantors and the Secured Creditors; and

(c)    each of the parties hereto specifically agrees that it has a duty to read this Agreement and the other Credit Documents and agrees that it is charged with notice and knowledge of the terms of this Agreement and the other Credit Documents; that it has in fact read this Agreement and the other Credit Documents and is fully informed and has full notice and knowledge of the terms, conditions and effects thereof; that it has been represented by independent legal counsel of its choice throughout the negotiations preceding its execution of this Agreement; and has received the advice of its attorney in entering into this Agreement. Each party hereto agrees and covenants that it will not contest the validity or enforceability of any exculpatory provision on the basis that the party had no notice or knowledge of such provision or that the provision is not “conspicuous.”

Section 8.11 Releases, Termination.

(a)    Upon any sale, transfer or other disposition of any item of Collateral of any Grantor in accordance with the terms of the Credit Agreement and the other Credit Documents, the Collateral Agent will, at such Grantor’s expense, execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence the release of such item of Collateral from the security interest granted hereby.

(b)    Upon the Discharge of the Secured Obligations, the pledge and security interest granted hereby shall terminate and all rights to the Collateral shall revert to the applicable Grantor. Upon any such termination, the Collateral Agent will, at the written request of the applicable Grantor and at such Grantor’s expense, execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence such termination.

Section 8.12 Acceptance. Each Grantor expressly waives notice of acceptance of this Agreement, acceptance on the part of the Secured Creditors being conclusively presumed by their request for this Agreement and delivery of the same to the Collateral Agent.

Section 8.13 General Limitation of Liability.

(a)    The Collateral Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Collateral Agent that prevents the Collateral Agent from performing such act or fulfilling such duty, obligation or responsibility hereunder (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire, facsimile or other wire or communication facility).

(b)    In no event shall the Collateral Agent be responsible or liable for special, indirect, or consequential loss, lost profits or damage of any kind whatsoever (including, but not limited to, loss of profit and diminution in the value thereof) irrespective of whether the Collateral Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

Section 8.14 Resignation or Removal of Collateral Agent. If the Collateral Agent resigns or is removed in accordance with the Credit Agreement, such retiring Collateral Agent shall cease to be a party to this Agreement and all obligations imposed upon such retiring Collateral Agent pursuant to this Agreement shall be terminated as to such retiring Collateral Agent and deemed to be imposed upon the successor Collateral Agent appointed pursuant to the terms of the Credit Agreement, provided, however, the retiring Collateral Agent’s indemnification rights contained in this Agreement and the other Credit Documents or otherwise shall continue in favor of the retiring Collateral Agent.

Section 8.15 Applicable Foreign Law. Notwithstanding anything to the contrary contained herein, each Grantor and the Collateral Agent hereby acknowledge and agree that:

(a)    one or more Grantors hereunder may be organized under the laws of jurisdictions (herein referred to as the “Foreign Jurisdictions”) other than the United States, the District of Columbia and the States of the United States;

(b)    the creation and perfection of the Collateral Agent’s liens and security interests in the Collateral and the rights and remedies of the Collateral Agent with respect thereto may, in some circumstances, be subject to the laws, rules and regulations of such Foreign Jurisdictions; and

(c)    the applicable Grantor may also execute and deliver to the Collateral Agent (or its designee) separate Collateral Agreements (herein referred to as the “Foreign Security Documents”) that are governed by applicable foreign law and that also cover such Collateral, in which case, the provisions of this Agreement shall apply only to the extent that the matters addressed hereby are governed by the UCC or by the laws of the State of New York and not by applicable foreign law or the Foreign Security Documents.

Section 8.16 U.S.A Patriot Act. The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act), all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Agreement agree that they will provide to the Collateral Agent such information as it may request, from time to time, in order for the Collateral Agent to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered as of the date first above written.

[SIGNATURE BLOCK FOR EACH GUARANTOR]

By:
Name:
Title:

Acknowledged and Agreed to as of the date hereof by:

CITIBANK, N.A., as Collateral Agent

By:
Name:
Title:

SCHEDULE 3.01
Names/Trade Names, Jurisdiction of Organization, Organization Number, Taxpayer Identification Number, Chief Executive Office
[________]

SCHEDULE 3.02
Commercial Tort Claims
[________]

SCHEDULE 3.05
Earnings Accounts
[________]

SCHEDULE 5.02A
Securities
[________]

SCHEDULE 5.02B
Instruments
[________]

EXHIBIT A
[FORM OF]
U.S. PLEDGE AND SECURITY AGREEMENT SUPPLEMENT
This U.S. PLEDGE AND SECURITY AGREEMENT SUPPLEMENT (this “U.S. Pledge and Security Supplement”), dated as of [_________________], 20[___], is made by [_________________], a [_________________] (the “Additional Grantor”), in favor of Citibank, N.A. (“Citibank”), as Collateral Agent (as defined below) for the Secured Creditors (as such term is defined in the Credit Agreement referred to below).
W I T N E S S E T H:
WHEREAS, Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (the “Company”), has entered into a Credit Agreement dated as of October 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), with the lenders from time to time party thereto and Citibank, as administrative agent (in its capacity as the collateral agent, the “Collateral Agent”), providing for the making of loans to the Company in the aggregate principal amount of $500,000,000;
WHEREAS, the Subsidiary Guarantors have entered into, or may at any time and from time to time after the date hereof enter into, (i) one or more Interest Rate Protection Agreements and/or Other Hedging Agreements with one or more Other Creditors (with each such Interest Rate Protection Agreement and/or Other Hedging Agreement with an Other Creditor being herein called a “Secured Hedging Agreement”) or (ii) one or more Secured Cash Management Agreements;
WHEREAS, in connection with the Credit Agreement, the Secured Hedging Agreements and the Secured Cash Management Agreements certain Subsidiaries of the Company have entered into a U.S. Pledge and Security Agreement dated as of [ ], [ ] (as amended, restated, supplemented or otherwise modified from time to time, including as supplemented by this U.S. Pledge and Security Supplement, the “U.S. Pledge and Security Agreement”) in favor of the Collateral Agent for the benefit of the Secured Creditors;
WHEREAS, the Credit Agreement requires the Additional Grantor to execute and deliver this U.S. Pledge and Security Supplement to the Collateral Agent, and the Additional Grantor has agreed to execute and deliver this U.S. Pledge and Security Supplement to the Collateral Agent;
NOW, THEREFORE, IT IS AGREED:
(a)    SECTION 1.    Defined Terms. Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Credit Agreement or the U.S. Pledge and Security Agreement.

(b)    SECTION 2. Grant of Security Interest. The Additional Grantor hereby pledges, assigns and transfers to the Collateral Agent, and hereby grants to the Collateral Agent, for the ratable benefit of the Secured Creditors, a continuing security interest in and to all of such Additional Grantor’s right, title and interest in and to all of the following personal property, whether now owned or existing or hereafter acquired or arising and regardless of where located, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations (which, for the avoidance of doubt, shall not include any Excluded Swap Obligations), whether now existing or hereafter incurred or arising:

(i)	all Accounts;

(ii)	all Chattel Paper;

(iii)	all Documents;

(iv)	all General Intangibles, including all Intellectual Property;

(v)	all Goods;

(vi)
all Earnings and all Earnings Accounts, including all Deposit Accounts (including all cash and other items deposited therein or credited thereto) and Securities Accounts (including all Securities Entitlements related thereto), in each case that are Earnings Accounts;

(vii)	all Letter of Credit Rights and Supporting Obligations;

(viii)	all Pledged Collateral;

(ix)	all Commercial Tort Claims specifically described on Schedule 3.02 (as such schedule may be updated from time to time in accordance with Section 4.03 of the U.S. Pledge and Security Agreement);

(x)	all books and Records relating to the foregoing;

(xi)
to the extent not otherwise described above, all Proceeds, products, accessions, rents and profits of, or in respect of, any and all of the foregoing and all collateral security and guarantees given by any Person to or in favor of the Additional Grantor with respect to any of the foregoing;

provided, that notwithstanding anything to the contrary contained in this Section 2, the security interest created hereunder shall not extend to, and the term “Collateral” shall not include any Excluded Collateral.
SECTION 3.    Obligations Under the U.S. Pledge and Security Agreement. The undersigned hereby agrees, as of the date first above written, to be bound as a Grantor by all of the terms and conditions of the U.S. Pledge and Security Agreement to the same extent as each of the other Grantors thereunder. The undersigned further agrees, as of the date first above written, that each reference in the U.S. Pledge and Security Agreement to an “Additional Grantor” or a “Grantor” shall also mean and be a reference to the undersigned, and each reference in any other Credit Document to a “Grantor” shall also mean and be a reference to the undersigned. The information set forth in Annex A hereto is hereby added to the information set forth in Schedules [___________]11     Refer to each Schedule which needs to be supplemented. to the U.S. Pledge and Security Agreement.
SECTION 4.    Representations, Warranties and Covenants. The undersigned hereby (a) makes each representation and warranty set forth in Article III of the U.S. Pledge and Security Agreement (assuming that all references in such Article III to a specific date refer to the date hereof) and (b) undertakes each covenant obligation set forth in Article IV and Article V of the U.S. Pledge and Security Agreement, in each case to the same extent as each other Grantor.
SECTION 5.    Governing Law. THIS U.S. PLEDGE AND SECURITY SUPPLEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK, EXCEPT TO THE EXTENT THAT THE PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST CREATED HEREBY, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this U.S. Pledge and Security Supplement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.
Very truly yours,

[NAME OF ADDITIONAL GRANTOR]

By:
Name:
Title:
Notice Address:

Annex A
[Information to Supplement Schedules to the U.S. Pledge and Security Agreement]

EXHIBIT K TO CREDIT AGREEMENT

FORM OF FIRST PREFERRED MORTGAGE
- ON THE -
[LIBERIAN] FLAG VESSEL
PACIFIC ZONDA

OFFICIAL NO. [________]

[PACIFIC DRILLING VIII LIMITED],

as Owner

TO

CITIBANK, N.A.,

as Collateral Agent and Trustee, Mortgagee

__________ __, 20[__]

THIS FIRST PREFERRED MORTGAGE (this “Mortgage”) is made and given this [__] day of [ ], [ ] by [PACIFIC DRILLING VIII LIMITED], a company incorporated and existing under the laws of the [British Virgin Islands] and registered as a Foreign Maritime Entity in [Liberia], with an address at [Trident Chambers, P.O. Box 146, Wickhams Cay, Road Town, Tortola, British Virgin Islands] Appropriate modifications to be made throughout if the Pacific Zonda will be flagged in an Approved Flag State other than the Republic of Liberia or owned by an entity other than Pacific Drilling VIII Limited or if the Owner will be organized in a jurisdiction other than the British Virgin Islands. (the “Owner”), in favor of CITIBANK, N.A., as the collateral agent (the “Collateral Agent”) for the Secured Creditors (as defined in the Credit Agreement (as defined below)) (together with its successors and assigns, in such capacity, the “Mortgagee”).

Capitalized terms used herein and not otherwise defined are used herein as defined in the Credit Agreement.

W H E R E A S :

A.     The Owner is the sole owner of the whole of the vessel named PACIFIC ZONDA, Official Number [________], of about [_____] gross tons and [_____] net tons, registered and documented in the name of the Owner under the laws and flag of [Liberia].

B.    Pursuant to the Credit Agreement, the Mortgagee has agreed to act as trustee mortgagee on behalf of the Secured Creditors and holds this Mortgage in such capacity.

C.     The Owner is a wholly owned subsidiary of Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”).

D.     The Company is the borrower under that certain Credit Agreement dated as of October 29, 2014 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among the Company, Citibank, N.A., as administrative agent, and the banks and financial institutions therein named as lenders (the “Lenders”), pursuant to which the Lenders have made available to the Company an extension of credit in the form of loans in the aggregate principal amount of Five Hundred Million United States Dollars (US$500,000,000). The form of the Credit Agreement is annexed hereto as Exhibit A and made a part hereof.
E.    Pursuant to the Credit Agreement, the Owner has executed a Subsidiary Guaranty (the “Guaranty”) whereby the Owner has guaranteed the obligations of the Company under the Credit Agreement and the obligations of the other Subsidiary Guarantors under Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements entered into or to be entered into by the Subsidiary Guarantors. The Owner will receive substantial, direct and indirect, benefits through the extensions of credit and the proceeds of the loans under the terms of the Credit Agreement and related documents and the financial accommodations under Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements; and in consideration of such benefit and other good and valuable consideration and to secure its obligations under the Guaranty, the receipt and sufficiency of which are hereby acknowledged, the Owner has executed this Mortgage. The form of the Guaranty is part of Exhibit A and made a part hereof.

F.    The Company is justly indebted under the Credit Agreement and the Owner is justly indebted under the Guaranty.

G.    This Mortgage secures the payment and performance of the Secured Obligations (including, without limitation, the costs, expenses and other amounts payable by the Owner in connection with Mortgagee’s enforcing its rights and remedies pursuant to this Mortgage) and the Owner has duly authorized the execution and delivery of this Mortgage.

H.    [This Mortgage is made under and pursuant to Chapter 3 of Title 21 of the Liberian Code of Laws of 1956 as amended; the parties have agreed this Mortgage is made “pursuant to agreement” within the meaning of Section 106A(3). For the purposes of said section 106(A)(3), (x) the agreed-upon maximum amount (representing all the debts and obligations arising or that may arise under the Guaranty secured by this Mortgage) is Six Hundred Seventy Five Million United States Dollars ($675,000,000.00) which is comprised of (i) the aggregate principal amount of Five Hundred Million United States Dollars ($500,000,000.00) under the Credit Agreement, (ii) the contingent amount of Seventy Five Million United States Dollars ($75,000,000.00), relating to Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements entered into or to be entered into by the Subsidiary Guarantors and (iii) the amount of One Hundred Million United States Dollars ($100,000,000.00) relating to interest, fees, expenses and other costs, (y) the specified period is the period from and including [Effective Date of Credit Agreement] through and including [the Maturity Date under the Credit Agreement plus six years], and (z) [the Maturity Date under the Credit Agreement plus six years plus one day] is the date of termination of this Mortgage.]

NOW, THEREFORE, THIS MORTGAGE WITNESSETH:

1.1    Definitions: Capitalized terms used in this Mortgage and not otherwise defined are used herein as defined in the Credit Agreement. In this Mortgage, unless the context otherwise requires:

(A)
“Discharge of the Secured Obligations” means the termination of the Total Commitments and the payment in full of the Secured Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made).

(B)	“Insurances” means insurance required to be maintained by the Owner on the Vessel under the Credit Documents.

(C)
“ISM Documentation” means (i) the document of compliance and safety management certificate issued pursuant to the ISM Code in relation to the Vessel within the periods specified by the ISM Code, (ii) all other documents and data which are relevant to the safety management system which is required to be developed, implemented and maintained under the ISM Code and its implementation and verification and (iii) any other documents which are prepared or which are otherwise relevant to establish and maintain the Vessel’s or the Owner’s compliance with the ISM Code.

(D)
“Requisition Compensation” means all moneys or other compensation payable and belonging to the Owner by reason of requisition for title or other compulsory acquisition of the Vessel or otherwise than by requisition for hire.

(E)
“Vessel” means the whole of the vessel described in Recital A hereof and includes its engines, machinery, boats, boilers, masts, rigging, anchors, chains, cables, apparel, tackle, outfit, spare gear, fuel, consumable and other stores, freights, belongings and appurtenances, whether on board or ashore, whether now owned or hereafter acquired, and any and all additions, improvements and replacements hereafter made in or to the said vessel, or any part thereof, or in or to the stores, belongings and appurtenances aforesaid except such equipment or stores which, when placed aboard said vessel, do not become the property of the Owner.

2.    Grant of Mortgage; Representations and Warranties.

2.1 In consideration of the premises and of other good and valuable consideration, the receipt and adequacy whereof are hereby acknowledged by the Owner, and in order to secure the payment and performance of the Secured Obligations, the Owner has granted, conveyed and mortgaged, and does by these presents grant, convey and mortgage, to and in favor of the Mortgagee, its successors and permitted assigns, the whole of the Vessel TO HAVE AND TO HOLD the same unto the Mortgagee, its successors and assigns, forever, upon the terms set forth in this Mortgage for the enforcement of the payment and performance of the Secured Obligations;

PROVIDED, ONLY, and the conditions of these presents are such that, upon Discharge of the Secured Obligations, then these presents and the rights of the Mortgagee under this Mortgage shall cease and terminate and the security interest hereby created shall be released and, in such event, the Mortgagee agrees by accepting this Mortgage, at the expense of the Owner, to execute all such documents as the Owner may reasonably require to discharge this Mortgage under the laws of [the Republic of Liberia]; otherwise to be and remain in full force and effect.

2.2     The Owner hereby represents and warrants to the Mortgagee that:

(A)    The Owner is duly incorporated and validly existing as a company under the laws of the [British Virgin Islands] and registered as a [Foreign Maritime Entity in Liberia]; it is duly authorized to mortgage the Vessel; all action necessary as required by law for the execution and delivery of this Mortgage has been duly and effectively taken; it has full power and authority to own and mortgage the Vessel; this Mortgage is a valid and enforceable obligation of the Owner, enforceable in accordance with its terms. All necessary consents and approvals for the entering into and performance of this Mortgage have been duly obtained or given and the entering into and performance of this Mortgage does not and will not contravene the terms of or constitute a default under (with or without giving of notice or lapse of time or both) any material agreement, instrument or document to which the Owner is a party or by which it or its properties are bound or affected. The Owner is now, and shall so remain until this Mortgage is discharged, fully qualified to own and operate vessels documented under [Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended,] and except as otherwise permitted hereunder, will remain qualified to document the Vessel in its name as owner under the laws, regulations and flag of [the Republic of Liberia];

(B)    The Owner lawfully owns and is lawfully possessed of the whole of the Vessel free from any Lien whatsoever (other than Permitted Liens) and will warrant and defend the title and possession thereto and to every part thereof for the benefit of the Mortgagee against the claims and demands of all persons whomsoever; provided, however, that notwithstanding anything herein to the contrary, no intention to subordinate the security interest and Lien granted in favor of the Mortgagee hereunder is to be implied or expressed by the permitted existence of Liens permitted under the Credit Documents; and

(C)     The Owner will cause this Mortgage to be duly recorded in the [Office of the Deputy Commissioner of Maritime Affairs of the Republic of Liberia (the “Deputy Commissioner's Office”), in accordance with the provisions of Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended, as a mortgage made “pursuant to agreement” within the meaning of Section 106A(3)], and will otherwise comply with and satisfy, or cause to be complied with and satisfied, all of the provisions of applicable laws of [the Republic of Liberia] in order to establish, perfect and maintain this Mortgage as a valid, enforceable and duly perfected first preferred mortgage lien thereunder upon the Vessel and upon all additions, improvements and replacements made in or to the same, in order to secure the Secured Obligations.

3. Payment of Secured Obligations. The Owner acknowledges it is justly indebted under the Credit Documents. The Owner hereby further covenants and agrees to pay when due the Secured Obligations to the Mortgagee and the other Secured Creditors or their respective successors or assigns and to comply with the covenants, terms and conditions herein and in the other Credit Documents, expressed or implied on its part to be observed, performed or complied with or applicable to it.

4. Covenants Regarding Security Granted Hereunder. It is declared and agreed that:

(A)     The security created by this Mortgage shall be held by the Mortgagee as a continuing security for the payment and performance of the Secured Obligations and that the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the amount hereby and thereby secured;

(B)     Any settlement or discharge under this Mortgage between the Mortgagee and the Owner shall be conditional upon no security or payment to the Mortgagee or any other Secured Creditor by the Owner or any other Person being avoided or set-aside or ordered to be refunded or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency or liquidation for the time being in force, and if such condition is not satisfied, the Mortgagee shall be entitled to recover from the Owner on demand the value of such security or the amount of any such payment as if such settlement or discharge had not occurred;

(C)     The security created by this Mortgage shall be in addition to, and shall not in any way prejudice or affect, and may be enforced by the Mortgagee without prior recourse to, the security created by any of the other Credit Documents, or by any present or future collateral instruments, right or remedy held by or available to the Mortgagee, any of the other Secured Creditors or any Person acting on their behalf or any right or remedy of the Mortgagee, the other Secured Creditors, or any Person acting on their behalf thereunder; and

(D)    The rights of the Mortgagee under this Mortgage and the security hereby constituted shall not be prejudiced or affected by any act, omission, matter or thing which, but for this provision, might operate to impair, affect or discharge such rights and security, including without limitation, and whether or not known to or discoverable by the Owner, the Mortgagee, any of the other Secured Creditors or any other Person:

(i)	any time or waiver granted to, or composition with, the Owner, the Company, any of the Subsidiary Guarantors or any other Person; or

(ii)
the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against the Owner, the Company, any of the Subsidiary Guarantors or any other Person; or

(iii)	any legal limitation, disability, dissolution, incapacity or other circumstances relating to the Owner, the Company, any of the Subsidiary Guarantors or any other Person; or

(iv)	any amendment or supplement to any Credit Document; or

(v)	the unenforceability, invalidity or frustration of any obligations of the Owner, the Company, any of the Subsidiary Guarantors or any other Person under any Credit Document.

5. Affirmative Covenants and Insurances. The Owner further covenants with the Mortgagee and undertakes at all times until Discharge of the Secured Obligations:

(A)    To maintain its registration in good standing as a [Foreign Maritime Entity under the laws of the Republic of Liberia];

(B)    To insure and keep the Vessel insured or cause or procure the Vessel to be insured and to be kept insured at no expense to the Mortgagee as provided in the Credit Documents;

(C)    At all times keep the Vessel duly documented as a [Liberian] flag vessel under [Liberian] laws and the regulations in effect thereunder from time to time, as amended, except as otherwise permitted in accordance with the Credit Documents. Upon request of the Mortgagee from time to time, the Owner will, as promptly as reasonably practicable, advise the Mortgagee of the Vessel's location and of any contract relating to the Vessel;

(D)    The Owner will not change or permit the change of the technical or the commercial management of the Vessel in violation of the Credit Documents;

(E)    To pay and discharge when due and payable, from time to time, all material taxes, assessments, governmental charges, fines and penalties lawfully imposed on the Vessel or any income therefrom to the extent required by the Credit Documents;

(F)     To keep the Vessel in a good and efficient state of repair so as to maintain its present class with Det Norske Veritas (or such other classification society of like standing) and so as to comply with the provisions of all laws, regulations and requirements (statutory or otherwise) from time to time applicable to vessels registered under the laws and flag of [the Republic of Liberia], including, without limitation, to obtain all necessary ISM Documentation and to comply with the provisions of both the ISM Code and the ISPC Code;

(G)     To submit or to cause the Vessel to be submitted to such periodical or other surveys as may be required for classification purposes and to supply to the Mortgagee upon request copies of all survey reports and class certificates issued in respect thereof;

(H)     If an Event of Default shall have occurred and be continuing, to permit or to cause the Mortgagee to be permitted by surveyors or other Persons appointed by it on its behalf to board the Vessel at all reasonable times for the purpose of inspecting its condition or for the purpose of satisfying themselves in regard to proposed or executed repairs and to afford all proper facilities aboard the Vessel for such inspections (in a manner and at a time not to interfere with the normal operation of the Vessel);

(I)     (i) To pay and discharge or cause to be paid and discharged all debts, damages and liabilities whatsoever which have given or may give rise to maritime or possessory Liens on or claims enforceable against the Vessel except for Permitted Liens and (ii) in event of arrest of the Vessel pursuant to legal process or in event of its detention in exercise or purported exercise of any such Lien as aforesaid to procure the release of the Vessel from such arrest or detention within fifteen (15) days of receiving notice thereof by providing bail or otherwise as the circumstances may require;

(J)     Not to employ the Vessel or suffer its employment in any trade or business which is forbidden by applicable law or in carrying illicit or prohibited goods or in any manner whatsoever which may render it liable to condemnation or to destruction, seizure or confiscation and in event of hostilities in any part of the world (whether war be declared or not) not to employ the Vessel or suffer its employment in carrying any contraband goods or to enter or trade to or to continue to trade in any zone after it is declared a war zone by any government or by the Vessel's war risk insurers unless the Mortgagee shall have first given its consent thereto in writing and the Owner at its expense shall have obtained such special insurance coverage as to extend to such voyage;

(K)     Promptly to furnish or to use its best efforts to cause promptly to be furnished to the Mortgagee, to the extent not prohibited by any obligation of confidentiality, all such information as the Mortgagee may from time to time reasonably request regarding the Vessel, its employment, position and engagements, particulars of all towages and salvages and copies of all charters and other contracts for its employment or otherwise howsoever pertaining to the Vessel;

(L)     Promptly after learning of the same to notify or cause to be notified to the Mortgagee forthwith by electronic means (thereafter confirmed by letter) of:

(i)     any arrest or requisition of the Vessel or the exercise or purported exercise of any Lien on the Vessel or its Earnings; and

(ii)    any occurrence or circumstances forming the basis of any material environmental claims.

(M)     To keep or to cause to be kept proper books of account of the Owner in respect of the Vessel and the Earnings and, if requested by the Mortgagee, to make such books available for inspection on behalf of the Mortgagee;

(N)    [Reserved.];

(O)     Not, unless expressly permitted by the terms of the Credit Documents, to sell, abandon or otherwise dispose of the Vessel or any interest therein or to suffer the disposition of any thereof;

(P)      To pay promptly to the Mortgagee all moneys (including reasonable fees and expenses of counsel) whatsoever which the Mortgagee shall or may expend, be put to or become liable for, in or about the protection, maintenance or enforcement of the security created by this Mortgage or in or about the exercise by the Mortgagee of any of the powers vested in it hereunder;

(Q) To comply with and satisfy all the requisites and formalities established by the laws of [the Republic of Liberia] to perfect this Mortgage as a legal, valid and enforceable first and preferred mortgage lien upon the Vessel and upon all additions, improvements and replacements made in or to the same, in order to secure the Secured Obligations and to furnish to the Mortgagee from time to time such proofs as the Mortgagee may reasonably request for its satisfaction with respect to the compliance by the Owner with the provisions of this Section 5(Q); and

(R) To place or to cause to be placed and at all times and places to retain or to cause to be retained a properly certified copy of this Mortgage on board the Vessel with its papers and cause this Mortgage to be exhibited to any and all Persons having business with the Vessel which might give rise to any Lien thereon other than Permitted Liens, and to any representative of the Mortgagee on demand; and to place and keep or to cause to be placed and kept prominently displayed in the chart room and in the Master's cabin of the Vessel a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than six inches wide by nine inches high, reading as follows:

“NOTICE OF MORTGAGE

This Vessel is owned by [PACIFIC DRILLING VIII LIMITED] and is subject to a First Preferred Mortgage in favor of CITIBANK, N.A., as Collateral Agent, as Mortgagee under the authority of [Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended]. Under the terms of the said First Preferred Mortgage, neither the Owner nor any charterer nor the Master of this Vessel nor any other person has any power, right or authority whatever to create, incur or permit to be imposed upon this Vessel any lien or encumbrance except for the Lien of this Mortgage, and Permitted Liens.”

6. Mortgagee's Right to Cure. Without prejudice to any other rights, powers and remedies of the Mortgagee hereunder:

(i) in the event that the provisions relating to the maintenance of insurance on the Vessel under the Credit Documents or any of them shall not be complied with, the Mortgagee shall be at liberty, but not obligated and as often as may be necessary, to cure any such noncompliance, including, without limitation, to effect and thereafter to replace, maintain and renew all such insurances upon the Vessel as it in its sole discretion may deem necessary or advisable in order to procure the compliance with such provisions or alternatively, to require the Vessel (at the Owner’s risk) to remain in, or to proceed to and remain in, a port designated by the Mortgagee until such provisions are fully complied with;

(ii)   in the event that the provisions of Sections 5(C), 5(F) and/or 5(G), and/or 5(J) hereof or any of them shall not be complied with, the Mortgagee shall be at liberty, but not obligated and as often as may be necessary, to arrange for the carrying out of such repairs, changes and/or surveys as it deems reasonably expedient or necessary in order to procure the compliance with such provisions; and

(iii)   in the event that the provisions of Section 5(I) hereof or any of them shall not be complied with, the Mortgagee shall be at liberty, but not obligated and as often as may be necessary, to pay and discharge all such debts, damages and liabilities as are therein mentioned and/or to take any such measures as it deems reasonably expedient or necessary for the purpose of securing the release of the Vessel in order to procure the compliance with such provisions.

Any and all reasonable expenses incurred by the Mortgagee (including reasonable fees and expenses of counsel) in respect of its performances under the foregoing sub-sections (i), (ii) and (iii) shall be paid by the Owner on demand and shall constitute Secured Obligations hereunder.

7. Events of Default and Remedies. If an Event of Default shall have occurred and be continuing, the Mortgagee shall have the right, subject to and in accordance with the terms of the Credit Agreement, to:

(i)    demand payment by written notice to the Owner of the Secured Obligations, whereupon such payment by the Owner to the Mortgagee shall be immediately due and payable, anything contained in any Credit Document to the contrary notwithstanding and without prejudice to any other rights and remedies of the Mortgagee or the other Secured Creditors under any Credit Document;

(ii)   at any time and as often as may be necessary, take any such action as the Mortgagee may in its discretion deem necessary or advisable for the purpose of protecting the security created by this Mortgage and each and every expense or liability (including reasonable fees and expenses of counsel) so incurred by the Mortgagee in or about the protection of such security shall be repayable to it by the Owner promptly after demand, and shall constitute Secured Obligations hereunder. The Owner shall promptly execute and deliver to the Mortgagee such documents or cause promptly to be executed and delivered to the Mortgagee such documents, if any, and shall promptly do and perform such acts, if any, as in the reasonable opinion of the Mortgagee or its counsel may be necessary or advisable to facilitate or expedite the protection, maintenance and enforcement of the security created by this Mortgage;

(iii)   exercise all the rights and remedies in foreclosure and otherwise given to the Mortgagee by any applicable law, including, without limitation, those under the provisions of [Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended];

(iv)  take possession of the Vessel, at any time wherever the same may be, without prior demand and without court decision or legal process (when permissible under applicable law) and without being responsible for loss or damage (except to the extent such loss or damage results from the gross negligence, bad faith, or willful misconduct of the Mortgagee, as determined by a court of competent jurisdiction in a final and non appealable decision), and the Owner or other person in possession forthwith upon demand of the Mortgagee shall surrender to the Mortgagee possession of the Vessel. At the request of the Mortgagee, the Owner shall instruct officers and other senior personnel to remain on board to operate the Vessel for a reasonable period of time. The Mortgagee may, without being responsible for loss or damage (except to the extent such loss or damage results from the gross negligence, bad faith, or willful misconduct of the Mortgagee, as determined by a court of competent jurisdiction in a final and nonappealable decision), hold, lay up, lease, charter, operate or otherwise use the Vessel for such time and upon such terms as it may deem to be for its best advantage, and demand, collect and retain all hire, freights, earnings, issues, revenues, income, profits, return premiums, salvage awards or recoveries, recoveries in general average, and all other sums due or to become due in respect of the Vessel or in respect of any insurance thereon from any person whomsoever, accounting only for the net profits, if any, arising from such use of the Vessel, and charging upon all receipts from the use of the Vessel or from the sale thereof by court proceedings or pursuant to Section 7(ix) below), all costs, expenses, charges, damages or losses by reason of such use, provided that the Mortgagee provides the Owner with a final accounting. If at any time the Mortgagee shall avail itself of the right herein given it to take the Vessel, the Mortgagee shall have the right to dock or store the Vessel for a reasonable time at any dock, pier or other premises of the Owner without charge, or to dock or store the Vessel at any other place at the cost and expense of the Owner. The Mortgagee shall have the right to require the Owner to deliver, and the Owner shall on demand, at its own cost and expense, deliver to the Mortgagee the Vessel as demanded; and the Owner hereby irrevocably instructs the master of the Vessel so long as this Mortgage is outstanding to deliver the Vessel to the Mortgagee as demanded;

(v)   require that all policies, contracts, certificates of entry and other records relating to the Insurances (including details of and correspondence concerning outstanding claims) be forthwith delivered to such adjusters, brokers and/or other insurers as the Mortgagee may nominate;

(vi)   collect, recover, compromise and give a good discharge for all claims then outstanding or thereafter arising under the Insurances or any of them or in respect of the Vessel, the Earnings or Requisition Compensation or

any part thereof, and to take over or institute (if necessary using the name of the Owner) all such proceedings in connection therewith as the Mortgagee in its absolute discretion deems necessary or advisable, and, in the case of the Insurances, to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

(vii)   discharge, compound, release or compromise claims against the Owner in respect of the Vessel, the Earnings or Requisition Compensation or any part thereof which have given or may give rise to any charge or Lien or other claim on the Vessel, the Earnings or Requisition Compensation or any part thereof or which are or may be enforceable by proceedings against the Vessel;

(viii)   take appropriate judicial proceedings for the foreclosure of this Mortgage and/or for the enforcement of the Mortgagee's rights hereunder or otherwise; recover judgment for any amount due by the Owner under the Credit Documents and collect the same out of any property of the Owner;

(ix)   as permitted by applicable laws, and without being responsible for loss or damage, sell the Vessel, free from any claim by the Owner (whether in admiralty, in equity, at law or by statute) by public auction or private contract (without necessity of bringing the Vessel to the place designated for such sale) at such time and place and upon such terms as the Mortgagee in its absolute discretion may determine with power to postpone any such sale and without being answerable for any loss occasioned by such sale or resulting from postponement thereof and with the power, where the Mortgagee purchases the Vessel, to make payment of the sale price by making an equivalent reduction in the amount of the Secured Obligations. In the event of a public auction, the Mortgagee shall give the Owner notice of the time and place of any public auction with a general description of the property in the following manner:

(a)    by publishing such notice for ten (10) consecutive days in the Wall Street Journal and another daily newspaper of general circulation published in New York City;

(b)    if the place of sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale; and

(c)    by mailing a similar notice to the Owner at its last known address and to any other known mortgagee.

If the sale shall be by private sale, the Mortgagee shall give notice of the time and place of such private sale at least three (3) Business Days prior to the proposed date of such sale by mailing such notice to the Owner at its last known address. Each of the Owner and the Mortgagee agrees that any sale made in accordance with the terms of this Subsection 7(ix) is deemed to be made in a commercially reasonable manner;

(x)   pending sale of the Vessel (either directly or indirectly) as permitted by the applicable laws, manage, charter, lease, insure, maintain and repair the Vessel and to employ, sail or lay up the Vessel upon such terms, in such manner and for such period as the Mortgagee may reasonably deem expedient, and for any and/or all of the purposes aforesaid the Mortgagee shall be entitled to do all acts and things incidental or conducive thereto and in particular to enter into such arrangements respecting the Vessel, its insurance, management, maintenance, repair, classification and employment in all respects as if the Mortgagee were the owner of the Vessel, without being responsible for loss or damage (except to the extent such loss or damage results from the gross negligence, bad faith, or willful misconduct of the Mortgagee, as determined by a court of competent jurisdiction in a final and non appealable decision);

(xi)   recover from the Owner on demand any such losses as may be incurred by the Mortgagee in or about the exercise of the powers vested in the Mortgagee under Section 7(x) above;

(xii)   recover from the Owner on demand all reasonable expenses, payments and disbursements (including fees and expenses of counsel) incurred by the Mortgagee in or about or incidental to the exercise by it of any or all of the powers vested in it hereunder; and

(xiii)    any sale of the Vessel in accordance with the terms of this Mortgage, whether under the power of sale hereby granted or any judicial proceedings, shall operate to divest all right, title and interest of any nature whatsoever of the Owner therein and thereto and shall bar any claim from the Owner, its successors and assigns, and all persons claiming by, through or under them. No purchaser shall be bound to inquire whether notice has been given, or whether any default has occurred, or as to the propriety of the sale, or as to the application of the proceeds thereof. In the case of any such sale, the Mortgagee shall be entitled, for the purpose of making settlement or payment for the property purchased, to use and apply the Secured Obligations hereby secured in order that there may be credited against the amount remaining due and unpaid thereon the sums payable out of the net proceeds of such sale to the Mortgagee with respect to the Secured Obligations after allowing for the costs and expense of sale and other charges; and thereupon such purchaser shall be credited, on account of such purchase price, with the net proceeds that shall have been so credited with respect to the Secured Obligations. At any such sale, the Mortgagee may bid for and purchase such property and upon compliance with the terms of sale may hold, retain and dispose of such property without further accountability therefor.

(xiv)    The Mortgagee is hereby appointed attorney-in-fact of the Owner upon the happening and continuance of any Event of Default to execute and deliver to any purchaser aforesaid, and is hereby vested with full power and authority to make, in the name and on behalf of the Owner, a good conveyance of the title to the Vessel so sold. In the event of a sale of the Vessel under any power herein contained, the Owner will, if and when required by the Mortgagee, execute such form of conveyance of the Vessel and other related documents, as the Mortgagee may direct or approve. The powers and authority granted to the Mortgagee herein have been given for a valuable consideration and are hereby declared to be irrevocable.

Whenever any right to enter and take possession of the Vessel accrues to the Mortgagee, it may require the Owner to deliver, and the Owner shall on demand, at its own cost and expense, deliver to the Mortgagee the Vessel as demanded. In such circumstances, the Owner also agrees to deliver to the Mortgagee on its request all insurance class certificates and surveys, flag state certificates, trading certificates, compliance certificates, plans and specifications and any other documents or instruments relating to the Vessel.

In case the Mortgagee shall have proceeded to enforce any right, power or remedy under this Mortgage by foreclosure, entry or otherwise, and such proceedings shall have been discontinued or abandoned for any reason or shall have been determined adversely to the Mortgagee, then and in every such case the Owner and the Mortgagee shall be restored to their former positions and rights hereunder with respect to the property, subject or intended to be subject to this Mortgage, and all rights, remedies and powers of the Mortgagee shall continue as if no such proceedings had been taken.

8. Application of Proceeds. The proceeds of any sale made either under the power of sale granted to the Mortgagee hereunder or under a judgment or decree in any judicial proceedings for the foreclosure of this Mortgage or for the enforcement of any remedy granted to the Mortgagee hereunder, any net earnings arising from the management, charter or other use of the Vessel by the Mortgagee under any of the powers herein contained or by law provided, the proceeds of any and all Insurances and any claims for damages on account of the Vessel or the Owner of any nature whatsoever and any Requisition Compensation, shall be applied in accordance with the terms of the Credit Agreement.

In the event that the proceeds are insufficient to pay in full the Secured Obligations, the Mortgagee shall be entitled to collect the balance from the Owner or any other Person liable therefor.

9. No Waiver. No delay or omission of the Mortgagee to exercise any right or power or remedy vested in it under any Credit Document shall impair such right or power or be construed as a waiver thereof or as acquiescence in any default by the Owner hereunder, nor shall the acceptance by the Mortgagee of any payments in connection with this Mortgage from any source be deemed a waiver hereunder. No single or partial exercise by the Mortgagee of any right, power or remedy nor the discontinuance, abandonment or adverse determination of any proceedings taken by the Mortgagee to enforce any right, power or remedy shall preclude any other or further exercise thereof or proceedings to enforce the same or the exercise of any other right, power or remedy, nor shall the giving by the Mortgagee of any consent to any act which by the terms of this Mortgage requires such consent prejudice the right of the Mortgagee to give or withhold consent to the doing of any other similar act.

10. Delegation of Power. The Mortgagee shall be entitled at any time and as often as may be expedient to delegate all or any of the powers and discretions vested in it by this Mortgage (including the power vested in it by virtue of Section 12 hereof) in such manner and upon such terms and to such Persons as the Mortgagee in its absolute discretion may deem advisable.

11. Indemnity. Without prejudice to any other rights or remedies of the Mortgagee under any Credit Document, the Owner hereby agrees to indemnify, defend and save and hold harmless, the Mortgagee and each of its officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or resulting from this Mortgage or the performance or exercise of any rights or remedies hereunder or otherwise in connection with the Vessel (including, without limitation, its operations or any environmental claims in respect thereof), the Earnings, Requisition Compensation and Insurances, or otherwise howsoever arising out of or in connection with the enforcement of the Mortgagee's rights and remedies hereunder, under any Credit Document, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from an Indemnified Party’s gross negligence, bad faith or willful misconduct.

12.  Power of Attorney.

(A) The Owner hereby irrevocably appoints the Mortgagee as its attorney-in-fact, until the Discharge of the Secured Obligations, to do in the name of the Owner all acts which the Owner, or its successors or assigns, could do in relation to the Vessel, including without limitation, to demand, collect, receive, compromise, settle and sue for (insofar as the Mortgagee lawfully may) all freights, hire, earnings, issues, revenues, income and profits of the Vessel, and all amounts due from underwriters under the Insurances as payment of losses or as return premiums or otherwise, salvage awards and recoveries, recoveries in general average or otherwise, and all other sums due or to become due to the Owner in respect of the Vessel, and to make, give and execute in the name of the Owner, acquittance, receipts, releases or other discharges for the same, whether under seal or otherwise, to take possession of, sell or otherwise dispose of or manage or employ, the Vessel, to execute and deliver charters and a bill of sale with respect to the Vessel, and to endorse and accept in the name of the Owner all checks, notes, drafts, warrants, agreements and all other instruments in writing with respect to the foregoing; PROVIDED, HOWEVER, that, unless the context otherwise permits under this Mortgage, such power shall not be exercisable by or on behalf of the Mortgagee unless and until an Event of Default has occurred and is continuing. The power of attorney hereby conferred shall be a general power of attorney and the Owner ratifies and confirms, and agrees to ratify and confirm, any deed, assurance, agreement, instrument, act or thing which the Mortgagee may execute or do pursuant thereto. The powers and authority granted to the Mortgagee herein have been given for a valuable consideration and are hereby declared to be irrevocable.

(B) The exercise of the power granted in this Section 12 by or on behalf of the Mortgagee shall not require any Person dealing with the Mortgagee to conduct any inquiry as to whether any Event of Default has occurred and is continuing, nor shall such Person be in any way affected by notice that any Event of Default has not occurred nor is continuing, and the exercise by the Mortgagee of such power shall be conclusive evidence of its right to exercise the same.

13. Appointment of Receiver. If any legal proceedings shall be taken to enforce any right under this Mortgage, the Mortgagee shall be entitled as a matter of right to the appointment of a receiver of the Vessel and of the freights, hire, earnings, issues, revenues, income and profits due or to become due and arising from the operation thereof.

14. Commencement of Proceedings/Appearance in Proceedings. (a) The Mortgagee shall have the right to commence proceedings in the courts of any country having competent jurisdiction and in particular the Mortgagee shall have the right to arrest and take action against the Vessel at whatever place the Vessel shall be found lying and the Owner agrees that for the purpose of proceedings against the Vessel any writ, notice, judgment or other legal process or documents may be served upon the Master of the Vessel (or upon anyone acting as the Master) and that such service shall be deemed good service on the Owner for all purposes.

(b) The Owner authorizes and empowers the Mortgagee or its appointees or any of them, and hereby appoints the Mortgagee as its attorney-in-fact, to appear in the name of the Owner, its successors and assigns, in any court of any country or nation of the world where a suit is pending against the Vessel because of or on account of an alleged Lien against the Vessel from which the Vessel has not been released and to take such proceedings as to them or any of them may seem proper towards the defense of such suit and the purchase or discharge of such Lien. All expenditures made or incurred by them or any of them for the purpose of such defense or purchase or discharge shall be a debt due from the Owner, its successors and assigns, to the Mortgagee, and shall be secured by the Lien of this Mortgage in like manner and extent as if the amount and description thereof were written herein. The Mortgagee agrees not to exercise the powers given to it in this Section 14(b) unless an Event of Default shall have occurred and be continuing.

The Mortgagee shall be entitled (after an Event of Default shall have occurred and be continuing) to settle, compromise, refer to arbitration or mediation, or institute any suit or other proceeding respecting any Lien or other claim against the Vessel, in each case at its sole discretion and without any consent or approval of the Owner. Any agreements made by the Mortgagee under this Section 14 shall be deemed made in good faith and commercially reasonable by the Owner.

15. Partial Invalidity. In the event that any provision or provisions of this Mortgage shall be declared invalid, void or otherwise inoperative by any present or future court of competent jurisdiction in any country, the Owner will, without prejudice to any other right and remedy of the Mortgagee under any Credit Document, execute and deliver such other and further instruments and do such things as in the reasonable opinion of the Mortgagee or its counsel will be necessary or advisable to carry out the true intent and spirit of this Mortgage. In any event, any such declaration of partial invalidity shall not affect the validity of any other provision or provisions of this Mortgage, or the validity of this Mortgage as a whole.

16. Further Assurances. The Owner hereby undertakes at its own expense from time to time to execute, sign, perfect, do and (if required), register every such further assurance, document, act or thing as in the reasonable opinion of the Mortgagee may be necessary or desirable for the purpose of more effectually mortgaging and charging the Vessel or perfecting the security constituted or intended to be constituted by this Mortgage or contemplated by any Credit Document.

17. Cumulative Remedies. Each and every power and remedy in this Mortgage specifically given to the Mortgagee shall be in addition to every other power and remedy herein or in any Credit Document specifically given or now or hereafter existing at law, in equity, admiralty, or by statute, and each and every power and remedy whether specifically in this Mortgage or in any Credit Document given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Mortgagee, and the exercise or the beginning of the exercise of any such power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other power or remedy under any Credit Document.

18. Recordation of Mortgage. [For the purpose of recording this Mortgage as required by Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended; the parties have agreed this Mortgage is made “pursuant to agreement” within the meaning of Section 106A(3). For the purposes of said section 106(A)(3), (x) the agreed-upon maximum amount (representing all the debts and obligations arising or that may arise under the Guaranty secured by this Mortgage) is Six Hundred Seventy Five Million United States Dollars ($675,000,000.00) which is comprised of (i) the aggregate principal amount of Five Hundred Million United States Dollars ($500,000,000.00) under the Credit Agreement, (ii) the contingent amount of Seventy Five Million United States Dollars ($75,000,000.00), relating to Interest Rate Protection Agreements, Other Hedging Agreements and/or Secured Cash Management Agreements entered into or to be entered into by the Subsidiary Guarantors and (iii) the amount of One Hundred Million United States Dollars ($100,000,000.00) relating to interest, fees, expenses and other costs, (y) the specified period is the period from and including [Effective Date of Credit Agreement] through and including [the Maturity Date under the Credit Agreement plus six years], and (z) [the Maturity Date under the Credit Agreement plus six years plus one day] is the date of termination of this Mortgage.]. It is not intended that this Mortgage shall include property other than the Vessel and it shall not include property other than the Vessel as the term “vessel” is used in subdivision 1 of Section 106 of Chapter 3 of the Title 21 of the Liberian Code of Laws of 1956, as amended. Notwithstanding the foregoing, for property other than the Vessel, if any should be determined to be covered by this Mortgage, the discharge amount is zero point zero one percent (0.01%) of the total amount.]

19. No Waiver of Preferred Status. Anything herein to the contrary notwithstanding, it is intended that nothing herein shall waive the preferred status of this Mortgage under the laws of [the Republic of Liberia] or under the corresponding provisions of any other jurisdiction in which it is sought to be enforced and that, if any provision or portion thereof herein shall be construed to waive the preferred status of this Mortgage, then such provision to such extent shall be void and of no effect.

20. Counterparts. This Mortgage may be executed in any number of counterparts each of which shall be an original but such counterparts shall together constitute but one and the same instrument.

21. Notices. All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party at:

If to the Owner:

Pacific Drilling VIII Limited
c/o Pacific Drilling Services, Inc.
11700 Katy Freeway, Suite 175
Houston, Texas 77079
Attention: VP General Counsel
Facsimile: (832) 201-9883

If to the Mortgagee:

Citibank, N.A.,
1615 Brett Road, Ops III
New Castle, DE 19720
Attention: Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

The Owner or the Mortgagee, may in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

22. Rights of Owner. Unless and until one or more Events of Default shall have occurred and be continuing, to the extent not prohibited by, and subject to the terms of, the Credit Documents, the Owner (a) shall be suffered and permitted to retain actual possession and use of the Vessel, including, without limitation, the right to enter into drilling contracts, charters and other similar agreements with regard to the Vessel and (b) shall have the right, from time to time in its discretion, and without application to the Mortgagee, and without obtaining a release thereof by the Mortgagee, to dispose of, free from the Lien hereof, any boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings, equipment or any other appurtenances of the Vessel that are no longer useful, necessary, profitable or advantageous in the operation of the Vessel, first or simultaneously replacing the same by new or used boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings, equipment or any other appurtenances of substantially equal value, which shall forthwith become subject to the Lien of this Mortgage.

23. Waiver; Amendment. No amendment, modification or waiver of any provision of this Mortgage, and no consent to any departure by the Owner herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Section 13.12 of the Credit Agreement.

24. Successors and Assigns. All the covenants, promises, stipulations and agreements of the Owner and all the rights and remedies of the Mortgagee contained in this Mortgage shall bind the Owner, its successors and assigns, and shall inure to the benefit of the Mortgagee, its successors and assigns, whether so expressed or not.

25. Applicable Law. This Mortgage shall be governed by, and construed in accordance with, the laws of [the Republic of Liberia].

26. Headings. In this Mortgage, section headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Mortgage.

27. Mortgagee.

27.1 The Mortgagee shall not be required or responsible:

(A) to record, register, document, file, perfect, protect, maintain or renew any security interest in the Vessel or this Mortgage and it is understood for the avoidance of doubt that the Owner shall be solely responsible for any and all of the foregoing; and

(B) to monitor, observe, oversee or investigate the operations, status or activities of the Vessel or the Owner’s compliance and performance with any of the terms, conditions, covenants and agreements set forth in this Mortgage.

27.2 The Mortgagee shall be entitled to all of the rights, protections, privileges and immunities accorded to it under Section 12 of the Credit Agreement.

28. Force Majeure. The Mortgagee shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Mortgagee that prevents the Mortgagee from performing such act or fulfilling such duty, obligation or responsibility hereunder (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire, facsimile or other wire or communication facility).

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the Owner has executed this Mortgage by its duly authorized representative on the day and year first above written.

PACIFIC DRILLING VIII LIMITED

By:
Name:
Title:

ACKNOWLEDGMENT OF MORTGAGE

STATE OF:
COUNTY OF:
On this [ ] day of [ ], 20[ ], before me personally appeared [ ], to me known, who, being by me duly sworn, did depose and say that (s)he resides at [ ], that (s)he is a/an [ ] of [ ], the company described in and which executed the foregoing First Preferred Mortgage; and that (s)he signed his/her name thereto pursuant to authority granted to him/her by the [ ] of said company.

____________________________
Notary Public

EXHIBIT A

Credit Agreement together with form of Note and form of Guaranty but without other annexes, schedules or exhibits

[See attached.]

EXHIBIT L

FORM OF INTERCOMPANY SUBORDINATION AGREEMENT
THIS INTERCOMPANY SUBORDINATION AGREEMENT, dated as of October 29, 2014 (as amended, restated, modified and/or supplemented from time to time, this “Agreement”), made by each of the undersigned (each, a “Party” and, together with any entity that becomes a party to this Agreement after the date hereof pursuant to Section 6 hereof, the “Parties”), for the benefit of the Secured Creditors (as such term is defined in the Credit Agreement defined below). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Credit Agreement.
W I T N E S S E T H:
WHEREAS, Pacific Drilling S.A. (the “Borrower”), the lenders from time to time party thereto, and Citibank, N.A., as administrative agent (in its capacity as the collateral agent, the “Collateral Agent”), have entered into a Credit Agreement, dated as of October 29, 2014 (as amended, restated, modified and/or supplemented from time to time, the “Credit Agreement”), providing for the making of revolving loans to the Borrower as contemplated therein;
WHEREAS, pursuant to the terms of certain of the Credit Documents, the Borrower and/or one or more other Credit Parties may be or may become indebted to any Restricted Subsidiary of the Borrower that is not a Credit Party (the Indebtedness of any Credit Party in respect of loans, advances or other extensions of credit (including, without limitation, pursuant to guarantees thereof or security thereof) owed to any Restricted Subsidiary of the Borrower that is not a Credit Party, the interest thereon and any other amounts payable in respect thereof are hereinafter collectively referred to as “Subordinated Intercompany Loans”); and
WHEREAS, as required by the terms of certain of the Credit Documents, the Parties hereto have agreed to cause all Subordinated Intercompany Loans to be subordinated to the Secured Obligations in the manner set forth herein.
NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowl-edged by the parties hereto, the Parties hereby agree as follows:
1.The Subordinated Intercompany Loans and all payments of principal, interest and other amounts thereunder are hereby, and shall continue to be, subject and subordinate in right of payment to the prior payment in full, in cash, of all Secured Obligations to the extent and in the manner set forth herein. The foregoing subordination shall apply notwithstanding the availability of any collateral to the Secured Creditors or the holders of Subordinated Intercompany Loans or the actual date and time of execution, delivery, recordation, filing or perfection of any security interests granted with respect to the Secured Obligations or the Subordinated Intercompany Loans, as the case may be, or the lien or priority of payment thereof, and also shall apply in any instance wherein the Secured Obligations or any claim for the Secured Obligations is subordin-ated, avoided or disallowed, in whole or in part, under Title 11 of the United States Code (as now or hereafter in effect, or any successor thereto, the “Bankruptcy Code”) or other applicable federal, foreign, state or local law. In the event of a proceeding, whether voluntary or involuntary, for insolvency, liquidation, reorganiza-tion, dissolu-tion, bank-ruptcy or other similar proceeding pursuant to the Bankruptcy Code or other applicable federal, foreign, state or local law (each, a “Bankruptcy Proceeding”), the Secured Obligations shall include all interest accrued on the Secured Obligations, in accordance with, and at the rates specified in, the Credit Documents, both for periods before and for periods after the commencement of any of such proceedings, even if the claim for such interest is not allowed pursuant to the Bankruptcy Code or other applicable law.

2.Each Party (in its capacity as a lender of any Subordinated Intercompany Loans) hereby agrees that until the termination of the Total Commitment and payment in full of all Secured Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities in respect of Other Obligations as to which arrangements reasonably satisfactory to the applicable Other Creditor shall have been made) (the “Discharge of the Secured Obligations”):

(a)    such Party shall not, without the prior written consent of the Collateral Agent, which consent may be withheld or condi-tioned in the Collateral Agent’s sole discretion, commence, or join or partici-pate in, any acceleration of all or any part of any Subordinated Intercompany Loans, any foreclosure proceeding, the exercise of any power of sale, the obtaining of a receiver, the seeking of payment of default interest, the suing on, or otherwise taking action to enforce the obligation of any Credit Party or any other Person liable thereon to pay any amounts relating to any Subordinated Intercompany Loans, the exercising of any banker’s lien or rights of set-off or recoup-ment, the institution of a Bankruptcy

Proceeding against any Credit Party or any other Person liable thereon, or the taking of any other enforcement action against any asset or property of any Credit Party or any other Person liable thereon;
(b)    in the event that (i) all or any portion of any Secured Obligations is not paid when due (whether at stated maturity, by acceleration or otherwise), (ii) any Event of Default then exists or would result from any payment on the Subordinated Intercompany Loans, (iii) such Party receives any payment or prepayment of principal, interest or other amounts, in whole or in part, of (or with respect to) the Subordinated Intercompany Loans in violation of the terms of this Agreement or any Credit Document or (iv) any distribution, division or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, is made of all or any part of the property, assets or business of any Credit Party or the proceeds thereof, in whatever form, to any creditor or creditors of any Credit Party or to any holder of indebtedness of any Credit Party, by reason of any liquidation, dissolu-tion or other winding up of any Credit Party or its respective businesses, or of any receiver-ship or custodianship for any Credit Party or of all or substantially all of its respec-tive property, or of any insolvency or bankruptcy proceedings or assignment for the benefit of creditors or any proceeding by or against any Credit Party for any relief under any bankruptcy, reorganiza-tion or insolvency law or laws, federal, foreign, state or local, or any law, federal, foreign, state or local relating to the relief of debtors, readjust-ment of indebtedness, reorganization, composition or extension, then, and in any such event, (A) no payment or distribution of any kind or character (whether in cash, property, securities or otherwise) shall be made on (or in respect of) any Subordinated Intercompany Loans nor shall any such payment or distribution be permitted to be received or retained by (or on behalf of) any holder of a Subordinated Intercompany Loan and (B) if notwithstanding preceding clause (A), any payment or distribution of any kind or character (whether in cash, property, securities or otherwise) which shall be payable or deliverable with respect to any or all of the Subordinated Intercompany Loans or which has been received by (or on behalf of) any Party shall be held in trust by such Party for the benefit of the Secured Creditors and shall forthwith be paid or delivered directly to the Secured Creditors for application to the pay-ment of the Secured Obligations to the extent necessary to make payment in full in cash of all sums due under the Secured Obligations remaining unpaid after giving effect to any concurrent payment or distribution to the Secured Creditors. Any payment to the Secured Creditors hereunder shall be made to the Collateral Agent for the benefit of the Secured Creditors, to be applied by the Collateral Agent in accordance with the Credit Documents. In any such event, the Collateral Agent may, but shall not be obligated to, demand, claim and collect any such payment or distri-bu-tion that would, but for these subordination provisions, be payable or deliver-able with respect to the Subordinated Intercompany Loans. Notwithstanding anything to the contrary contained above, if one or more of the events referred to in subclauses (i) through (iv) of the first sentence of this clause (b) is in existence, the Collateral Agent may agree in writing that payments may be made with respect to the Subordinated Intercompany Loans which would otherwise be prohibited pursuant to the provisions contained above, provided that any such waiver shall be specifically limited to the respective payment or payments which the Collateral Agent agrees may be so paid to any Party in respect of the Subordinated Intercompany Loans and such waiver may or may not be given in the Collateral Agent’s sole and absolute discretion;
(c)    if such Party shall acquire by indemnification, subrogation or otherwise, any lien, estate, right or other interest in any of the assets or properties of any Credit Party, that lien, estate, right or other interest shall be subordinate in right of payment to the Secured Obligations and the lien of the Secured Obligations as provided herein, and such Party hereby waives any and all rights it may acquire by subrogation or otherwise to any lien of the Secured Obligations or any portion thereof until the Discharge of the Secured Obligations;
(d)    if, at any time, all or part of any payment with respect to Secured Obligations theretofore made (whether by any Credit Party or any other Person or enforcement of any right of setoff or otherwise) is rescinded or must otherwise be returned by the Secured Creditors for any reason whatsoever (including, without limitation, the insolvency, bankruptcy or reorganization of any Credit Party or such other Persons), the subordination provisions set forth herein shall continue to be effective or be reinstated, as the case may be, all as though such payment had not been made;
(e)    such Party waives any marshalling rights with respect to the Secured Creditors in any Bankruptcy Proceeding or any other proceeding under the Bankruptcy Code; and
(f)    unless otherwise agreed in writing by the Collateral Agent, upon the sale of or foreclosure on the equity interests of any Subsidiary Guarantor to a Person other than the Borrower or another Restricted Subsidiary thereof (whether pursuant to the exercise of foreclosure rights by a Person holding a security interest in such equity interests or otherwise) such Subsidiary Guarantor shall be automatically released from its obligations under the Subordinated Intercompany Loans.

3.Each Party hereby covenants and agrees that it will not lend, hold or permit to exist any Subordinated Intercompany Loans owed by it or to it (in accordance with the definition thereof contained herein) unless each obligee, or obligor, as the case may be, with respect to such Subordinated Intercompany Loans is (or concurrently with such extension becomes) a Party to this Agreement.

4.Any payments (to the extent made by a Credit Party) made to, or received by, any Party in respect of any guaranty or security in support of the Subordinated Intercompany Loans shall be subject to the terms of this Agreement and applied on the same basis as payments made directly by the obligor under such Subordinated Intercompany Loans. To the extent that the Borrower or any other Credit Party (other than the respective obligor or obligors which are already Parties hereto) provides a guaranty or any security in support of any Subordinated Intercompany Loans, the Party which is the lender of the respective Subordinated Intercompany Loans will cause each such Person to become a Party hereto (if such Person is not already a Party hereto) not later than the date of the execution and delivery of the respective guarantee or security documentation, provided that any failure to comply with the foregoing requirements of this Section 4 will have no effect whatsoever on the subordination provisions contained herein (which shall apply to all payments received with respect to any guarantee or security for any Subordinated Intercompany Loans, whether or not the Person furnishings such guarantee or security is a Party hereto).

5.Each Party agrees to be bound by all of the terms and provisions contained in this Agreement, both with respect to any Subordinated Intercompany Loans (including any guarantees thereof and security therefor) owed to it, and with respect to all Subordinated Intercompany Loans (including all guarantees thereof and security therefor) owing by it.

6.It is understood and agreed that any Subsidiary of Borrower may become a Party hereunder upon execution and delivery of a supplement to this Agreement substantially in the form attached hereto as Exhibit A.

7.No failure or delay on the part of any Party hereto or any Secured Creditor in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.

8.Each Party hereto acknowledges that to the extent that no adequate remedy at law exists for breach of its obligations under this Agreement or in the event any Party fails to comply with its obligations hereunder, the Collateral Agent and the Secured Creditors shall have the right to obtain specific performance of the obligations of such defaulting Party, injunctive relief or such other equitable relief as may be available.

9.All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and shall be sent (i) as provided in the Credit Agreement, (ii) in the case of any Party, to such Party at c/o Pacific Drilling Services, Inc., 11700 Katy Freeway, Suite 175, Houston, Texas 77079, Attn: VP General Counsel, Facsimile No. (832) 201-9883, or (iii) at such other address as any Party may hereafter notify the other Parties in writing.

Any Party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.
10.In the event of any conflict between the provisions of this Agreement and the provisions of any document governing any Subordinated Intercompany Loan, the provisions of this Agreement shall prevail.

11.No Person other than the Parties hereto, the Collateral Agent and the Secured Creditors shall have any rights under this Agreement.

12.This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.

Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

13.No amendment, supplement, modification, waiver or termination of this Agreement shall be effective against a party against whom the enforcement of such amendment, supple-ment, modification, waiver or termination would be asserted, unless such amendment, supple-ment, modification, waiver or termination was made in a writing signed by such party, provided that amendments hereto shall be effective as against the Secured Creditors if executed and delivered by the Collateral Agent at such time.

14.In case any one or more of the provisions contained in this Agreement, or any application thereof, shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein, and any other applica-tion thereof, shall not in any way be affected or impaired thereby.

15.(a) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH PARTY HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURT LACKS PERSONAL JURIS-DIC-TION OVER SUCH PARTY, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT BROUGHT IN ANY OF THE AFORESAID COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH PARTY. EACH PARTY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 9 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEED-ING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFEC-TIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY SECURED CREDITOR TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY PARTY IN ANY OTHER JURISDICTION.

(b)    EACH PARTY HEREBY IRREVOCABLY WAIVES ANY OBJEC-TION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c)    EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSAC-TIONS CONTEM-PLATED HEREBY.
16.This Agreement shall bind and inure to the benefit of the Collateral Agent, the Secured Creditors and each Party and their respective successors, permitted transferees and assigns.

17.    Upon the Discharge of the Secured Obligations, this Agreement shall be automatically terminated, discharged and released.
*    *    *

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

PACIFIC DRILLING S.A.

By:
Name:
Title:

[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

EXHIBIT A
[FORM OF]
INTERCOMPANY SUBORDINATION AGREEMENT SUPPLEMENT
This INTERCOMPANY SUBORDINATION AGREEMENT SUPPLEMENT (this “Intercompany Subordination Supplement”), dated as of [______________], 20[___], is made by [_________________], a [_________________] (the “Additional Party”).
W I T N E S S E T H:
WHEREAS, Pacific Drilling S.A. (the “Borrower”), the lenders from time to time party thereto, and Citibank, N.A., as administrative agent (in its capacity as the collateral agent, the “Collateral Agent”), have entered into a Credit Agreement, dated as of October 29, 2014 (as amended, restated, modified and/or supplemented from time to time, the “Credit Agreement”), providing for the making of revolving loans to the Borrower as contemplated therein;
WHEREAS, pursuant to the terms of certain of the Credit Documents, the Borrower and/or one or more other Credit Parties (as defined in the Credit Agreement) may be or may become indebted to any Restricted Subsidiary (as defined in the Credit Agreement) of the Borrower that is not a Credit Party (the Indebtedness of any Credit Party in respect of loans, advances or other extensions of credit (including, without limitation, pursuant to guarantees thereof or security thereof) owed to any Restricted Subsidiary of the Borrower that is not a Credit Party, the interest thereon and any other amounts payable in respect thereof are hereinafter collectively referred to as “Subordinated Intercompany Loans”);
WHEREAS, in connection with the Credit Documents, the Borrower, certain other Credit Parties and certain Restricted Subsidiaries of the Borrower that do not constitute Credit Parties have entered into an Intercompany Subordination Agreement, dated as of October 29, 2014 (as amended, restated, modified and/or supplemented from time to time, including as supplemented by this Intercompany Subordination Supplement, the “Intercompany Subordination Agreement”); and
WHEREAS, as required by the terms of certain of the Credit Documents, the Additional Party is required to execute and deliver this Intercompany Subordination Supplement, and the Additional Party has agreed to execute and deliver this Intercompany Subordination Supplement.
NOW, THEREFORE, IT IS AGREED:
SECTION 1.    Defined Terms. Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Intercompany Subordination Agreement.
SECTION 2. Subordination. The Additional Party hereby agrees that the Subordinated Intercompany Loans and all payments of principal, interest and other amounts thereunder are, and shall continue to be, subject and subordinate in right of payment to the prior payment in full, in cash, of all Secured Obligations to the extent and in the manner set forth in the Intercompany Subordination Agreement. The foregoing subordination shall apply notwithstanding the availability of any collateral to the holders of Secured Obligations or the holders of Subordinated Intercompany Loans or the actual date and time of execution, delivery, recordation, filing or perfection of any security interests granted with respect to the Secured Obligations or the Subordinated Intercompany Loans, as the case may be, or the lien or priority of payment thereof, and also shall apply in any instance wherein the Secured Obligations or any claim for the Secured Obligations is subordin-ated, avoided or disallowed, in whole or in part, under the Bankruptcy Code or other applicable federal, foreign, state or local law.
SECTION 3.    Obligations Under the Intercompany Subordination Agreement. The undersigned hereby agrees, as of the date first above written, to be bound as a Party by all of the terms and conditions of the Intercompany Subordination Agreement to the same extent as each of the other Parties thereunder. The undersigned further agrees, as of the date first above written, that each reference in the Intercompany Subordination Agreement to a “Party” shall also mean and be a reference to the undersigned.
SECTION 4.    Covenants. The undersigned hereby undertakes each covenant obligation set forth in the Intercompany Subordination Agreement to the same extent as each other Party.

SECTION 5.    Governing Law. THIS INTERCOMPANY SUBORDINATION SUPPLEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Intercompany Subordination Supplement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.
Very truly yours,

[NAME OF ADDITIONAL PARTY]

By:
Name:
Title:
Notice Address:

EXHIBIT M
FORM OF NOTICE OF BORROWING
[Date]
Citibank, N.A.,
as Administrative Agent for the Lenders party
to the Credit Agreement
referred to below
1615 Brett Road, Ops III
New Castle, DE 19720
Attention:    Citigroup Global Loans
Facsimile: (646) 274-5080
Email: global.loans.support@citi.com
Ladies and Gentlemen:
The undersigned, Pacific Drilling S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), refers to the Credit Agreement, dated as of October 29, 2014 (as amended, restated, modified and/or supple-mented from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined), among the Borrower, the lenders from time to time party thereto (the “Lenders”), and Citibank, N.A., as Administrative Agent for such Lenders, and hereby gives you notice, irrevo-cably, pursuant to Section 2.03(a) of the Credit Agreement, that the undersigned hereby requests a Borrowing under the Credit Agreement, and in that connection set forth below is the infor-mation relating to such Borrowing (the “Proposed Borrowing”) as required by Section 2.03 of the Credit Agreement:
(i)    The aggregate principal amount of the Proposed Borrowing is $________.
(ii)    The Business Day of the Proposed Borrowing is ____________.1
(iii)    The Type of Loan comprising the Proposed Borrowing is _______________.2
(iv)    The proceeds of the Proposed Borrowing shall be deposited in the following account: Account No. [____________], Account Name [________________].
(v)    [The initial Interest Period for the Proposed Borrowing is [_____ month(s)].]     Insert if the Proposed Borrowing is a Eurodollar Rate Loan.3

The undersigned hereby certifies on behalf of the Borrower that the following state-ments are true on the date hereof, and will be true on the date of the Proposed Borrowing:

[1]
Shall be a Business Day at least three Business Days after the date hereof in the case of Eurodollar Rate Loans and the same Business Day in the case of Base Rate Loans, provided that any such notice shall be deemed to have been given on a certain day only if given before 11:00 a.m. (New York time) on such day.

2     If the Type of Loan is not specified, the Loan shall be made as a Base Rate Loan.

[3]	Insert if the Proposed Borrowing is a Eurodollar Rate Loan.

(A)    the representations and warranties made by each Credit Party in or pursuant to the Credit Documents are and will be true and correct in all material respects, on and as of such date of the Proposed Borrowing as if made on and as of the date of the Proposed Borrowing, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty is and will be true and correct in all respects on and as of such date of the Proposed Borrowing as if made on and as of the date of the Proposed Borrowing (it being understood and agreed that any representation or warranty which by its terms is made as of a specific earlier date shall be true and correct in all material respects as of such earlier date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such earlier date);
(B)    no Default or Event of Default has occurred and is continuing on the date of the Proposed Borrowing or would result after giving effect to the Proposed Borrowing made on such date; and

(C)    since December 31, 2013, there has not occurred a Material Adverse Effect or any event or condition that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

Very truly yours,

PACIFIC DRILLING S.A.

By:
Name:
Title:

EXHIBIT N
FORM OF NOTE
$__________
New York, New York
________________ __, 20__
FOR VALUE RECEIVED, PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), hereby promises to pay to _______________ or its registered assigns (the “Lender”), in lawful money of the United States of America in immediately available funds, at the office of Citibank, N.A. (the “Administrative Agent”), located at 1615 Brett Road, Ops III, New Castle, DE 19720, on the Maturity Date (as defined in the Credit Agreement referred to below) the principal sum of __________________ DOLLARS ($_______) or, if less, the unpaid principal amount of all Loans (as defined in the Credit Agreement) made by the Lender pursuant to the Credit Agreement, payable at such times and in such amounts as are specified in the Credit Agreement.
The Borrower also promises to pay interest on the unpaid principal amount of each Loan made by the Lender in like money at said office from the date hereof until paid at the rates and at the times provided in Section 2.07 of the Credit Agreement.
This Note is one of the Notes referred to in the Credit Agreement, dated as of October 29, 2014, among the Borrower, the lenders from time to time party thereto (including the Lender), and the Administrative Agent (as amended, restated, modified and/or supple-mented from time to time, the “Credit Agreement”) and is entitled to the benefits thereof and of the other Credit Documents (as defined in the Credit Agreement). This Note is secured by the Security Documents (as defined in the Credit Agreement) and is entitled to the benefits of the Subsidiary Guaranty (as defined in the Credit Agreement). This Note is subject to voluntary prepayment and man-datory repay-ment prior to the Maturity Date, in whole or in part, as provided in the Credit Agreement.
If an Event of Default (as defined in the Credit Agreement) shall occur and be continuing, the principal of and accrued interest on this Note may be declared to be due and payable in the manner and with the effect provided in the Credit Agreement.
The Borrower hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

PACIFIC DRILLING S.A.

By:
Name:
Title:

EXHIBIT O
FORM OF COMPLIANCE CERTIFICATE
This Compliance Certificate is delivered to you pursuant to Section 9.01(f) of the Credit Agreement, dated as of October 29, 2014 (as amended, restated, supplemented or modified from time to time, the “Credit Agreement”), among Pacific Drilling S.A. (the “Borrower”), the lenders from time to time party thereto and Citibank, N.A., as Administrative Agent. Capitalized terms defined in the Credit Agreement and not otherwise defined herein are used herein as therein defined.
1.    I am the duly elected, qualified and acting [Insert office of Authorized Representative] of the Borrower.
2.    I have reviewed and am familiar with the contents of this Compliance Certificate. I am providing this Compliance Certificate solely in my capacity as [Insert office of Authorized Representative] of the Borrower, and on behalf of the Borrower. The matters set forth herein are true to the best of my knowledge after due inquiry.
3.    I have reviewed the terms of the Credit Agreement and the other Credit Documents and have made or caused to be made under my supervision a review in reasonable detail of the transactions and condition of the Borrower and its Subsidiaries during the accounting period covered by the financial statements attached hereto as ANNEX 1 (the “Financial Statements”). Based on such review, I have no knowledge of the existence, as of the date of this Compliance Certificate, of any condition or event which constitutes a Default or an Event of Default[, except as set forth below].
4.    Attached hereto as ANNEX 2 are the computations showing (in reasonable detail) compliance with the covenants specified therein.
5.    Attached hereto as ANNEX 3 is the information required by Section 9.01(f)(ii) of the Credit Agreement as of the date of this Compliance Certificate.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, I have executed this Compliance Certificate this ___ day of ____________, 20__.

PACIFIC DRILLING S.A.

By:
Name:
Title:

ANNEX 1

[Financial Statements to be attached]

ANNEX 2

The information described herein is as of ________ __, 20__1 (the “Computation Date”) and, except as otherwise indicated below, pertains to the period from _________ __, 20__ to the Computation Date (the “Relevant Period”).

	Period or Date of Determination	Amount
I. Financial Covenants
A. Maximum Leverage Ratio (Section 10.07)
1.Consolidated Net Debt[2]	As at the Computation Date	$________
2.Consolidated EBITDA[3] for the Test Period ended on the Computation Date		$________
3.Ratio of line 1 to line 2		______:1.00
B.Minimum Liquidity (Section 10.08)
1.Unrestricted cash and Cash Equivalents	Amount maintained on Computation Date	$________
2.“Total Unutilized Commitment” available for “Loans” under the Existing Revolving Credit Agreement.		$________
3.Sum of lines 1 and 2		$________

[1]	Insert the last day of the respective fiscal quarter or year covered by the financial statements which are required to be accompanied by this compliance certificate.

[2]	Attach hereto in reasonable detail the calculations required to arrive at Consolidated Net Debt.

[3]	Attach hereto in reasonable detail the calculations required to arrive at Consolidated EBITDA.

ANNEX 3

1.    It is hereby certified that no changes are required to be made to Schedule 8.16 of the Credit Agreement or any equivalent annexes or schedules to any Security Document, in each case since [the Effective Date][the date of the most recent certificate delivered pursuant to Section 9.01(f)] so as to make the information set forth therein accurate and complete as of date of this Certificate, except as specially set forth below4:
[All actions required to be taken by the Borrower and the other Credit Parties pursuant to the Credit Agreement and the Security Documents as a result of the changes described above have been taken, and the Collateral Agent has, for the benefit of the Secured Creditors, a first priority perfected security interest in all Collateral pursuant to the various Security Documents to the extent required by the terms thereof.]5

[4]	Only list changes to the extent such changes are required to be reported to the Collateral Agent pursuant to the terms of the Security Documents.

[5]	The bracketed language must be inserted if there have been any changes to the information, as contemplated by Section 9.01(f)(ii) of the Credit Agreement.